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As filed with the Securities and Exchange Commission on September 30, 2008

Registration No. 333-150848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 5
TO

FORM S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GRANAHAN MCCOURT ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	6770 (Primary Standard Industrial Classification Code Number)	02-0761911 (I.R.S. Employer Identification Number)
179 Stony Brook Road Hopewell, NJ 08525 (609) 333-1200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525
(609) 333-1200
(Name, address, including zip code, and telephone number,
including area code, of Agent for service)
With Copies To:
Michael J. Gillespie, Esq. Peter J. Loughran, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000 Facsimile: (212) 909-6836	Benjamin Barkley, Esq. Michael J. Delaney, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street Atlanta, Georgia 30309-4530 (404) 815-6500 Facsimile: (404) 815-6555

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Granahan McCourt Acquisition Corporation may not distribute and issue the shares of common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and Granahan McCourt Acquisition Corporation is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2008

GRANAHAN MCCOURT ACQUISITION CORPORATION

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
AND
PROSPECTUS FOR SHARES OF COMMON STOCK

        The board of directors of Granahan McCourt Acquisition Corporation ("GMAC") has unanimously approved a business combination with Pro Brand International, Inc. ("PBI") under the terms of a merger agreement. PBI's primary business is the design and manufacture of antenna systems and related radio frequency products and accessories.

        As a result of the proposed merger, PBI will become a wholly owned subsidiary of GMAC. Upon completion of the merger, GMAC will distribute to holders of PBI common stock and options outstanding as of the closing of the merger shares of GMAC common stock with an aggregate value of $15 million and an aggregate of $50 million in cash to be issued or paid at closing (or in respect of certain options, in the beginning of 2009). For purposes of this proxy statement/prospectus, we estimate that 1.8 million shares of GMAC common stock will be distributed to PBI's security holders upon completion of the merger. The merger agreement provides that PBI's security holders will receive a number of shares calculated by dividing $15 million by the estimated price per share a holder of shares of GMAC common stock issued in GMAC's initial public offering would be entitled to in the event of a liquidation of GMAC, assuming the liquidation were to occur on October 24, 2008. For purposes of this calculation, we have assumed a closing on October 23, 2008, the last date on which closing is possible before liquidation occurs. However, shares with an aggregate value of $3 million and $8.25 million in cash will be placed into escrow to satisfy any indemnification claims that may be asserted by GMAC. In addition, GMAC will also be required to pay annual earnouts in 2009, 2010, 2011 and, in certain circumstances, future periods, if PBI achieves specified annual performance targets. We cannot determine with certainty the size of any such payments, given they are contingent upon future performance. However, in no event will the aggregate earnout payments exceed $36 million. For purposes of this proxy statement/prospectus, based on the relevant terms of the merger agreement, a range of estimated PBI performance levels for the relevant periods and other important assumptions as set forth in detail herein, we have estimated that an aggregate of up to 6.2 million shares of GMAC common stock may be issued as merger consideration to PBI security holders, including shares distributed upon completion of the merger and in satisfaction of potential earnout payments. We have included a table on page 11 under the heading "Summary—The Merger and the Merger Agreement" which illustrates the potential impact of any earnout payments in detail. Any earnout payments may be made entirely in cash, entirely in shares of GMAC common stock or in a combination of cash and shares of GMAC common stock, determined, with respect to each PBI equity holder participating in the earnout, at the election of GMAC's board of directors. Stockholders of GMAC will continue to own their existing shares of GMAC common stock and their existing GMAC warrants and units, as applicable, upon completion of the merger. However, as a condition to the closing of the merger, members of GMAC's management will enter into restriction agreements pursuant to which stock transfer restrictions and forfeiture provisions will be imposed on the 2,682,900 shares they currently hold.

        GMAC common stock, warrants and units are quoted on the American Stock Exchange under the symbols GHN, GHN.WS and GHN.U, respectively. On September 29, 2008, the closing price of GMAC common stock, warrants and units was $8.20, $0.19 and $8.27, respectively.

        We encourage you to read this proxy statement/prospectus, including the section entitled "RISK FACTORS" beginning on page 29, before voting.

        GMAC has scheduled a special stockholder meeting which will be held at 10:00 a.m. Eastern Time, on October 21, 2008 at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022. At this special meeting, stockholders will vote on the merger proposal and several important related proposals as described in detail in this proxy statement/prospectus. Your vote is very important. Whether or not you plan to attend the special stockholder meeting, please take the time to vote by marking your votes on the enclosed proxy card, signing and dating the proxy card, and returning it to us in the enclosed envelope.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated                    , 2008, and is first being mailed on or about                    , 2008.

GRANAHAN MCCOURT ACQUISITION CORPORATION
179 Stony Brook Road
Hopewell, New Jersey 08525

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 21, 2008

TO THE STOCKHOLDERS OF GRANAHAN MCCOURT ACQUISITION CORPORATION:

        NOTICE IS HEREBY GIVEN that a special meeting of stockholders, including any adjournments or postponements thereof, of Granahan McCourt Acquisition Corporation, a Delaware corporation ("GMAC"), will be held at 10:00 a.m. Eastern Time, on October 21, 2008, at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022 for the following purposes:

  •
  the merger proposal—to adopt the Agreement and Plan of Merger, dated as of April 24, 2008 and amended by Amendment No. 1 thereto, dated as of September 3, 2008 (as so amended, the "Merger Agreement"), by and among GMAC, Satellite Merger Corp., GMAC's wholly-owned subsidiary, Pro Brand International, Inc. ("PBI"), and certain equity holders of PBI, and to approve the transactions contemplated thereby, whereby GMAC will acquire all of the outstanding securities of PBI and PBI will become a wholly-owned subsidiary of GMAC, including the issuance of shares of common stock of GMAC representing merger consideration and earnout payments in accordance with the Merger Agreement;

  •
  the amendment proposals—four proposals to amend and restate GMAC's Fourth Amended and Restated Certificate of Incorporation following the merger:

  •
  name change proposal—change GMAC's name from "Granahan McCourt Acquisition Corporation" to "Pro Brand International Group, Inc.";

  •
  authorized shares proposal—increase the number of authorized shares of common stock from 100,000,000 shares to 200,000,000 shares;

  •
  blank check and reverse stock split proposal—remove certain provisions of Article Third and remove Article Fifth and Article Eleventh in their entirety, as these provisions were put in place in connection with GMAC being a blank check company and will no longer be applicable to GMAC following the merger, and remove a provision of Article Fourth relating to a reverse stock split that was completed in connection with GMAC's initial public offering and is no longer applicable to GMAC; and

  •
  director class proposal—amend Article Sixth of the certificate of incorporation to clarify when the terms of the three classes of directors expire;

  •
  the 2008 Plan proposal—to adopt and approve the Pro Brand International Group 2008 Omnibus Incentive Plan (the "2008 Plan") pursuant to which GMAC will reserve up to 3.2 million shares of common stock for issuance pursuant to the 2008 Plan;

  •
  the director election proposal—to elect eight directors to serve in three separate classes until their successors are duly elected and qualified;

  •
  the adjournment proposal—to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the adoption of the merger proposal, any of the amendment proposals or the 2008 Plan proposal; and

  •
  to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

        The merger proposal will only be approved if (i) it receives the affirmative vote of (a) a majority of the shares of GMAC common stock issued in GMAC's initial public offering actually voting upon the merger proposal and (b) a majority of the shares of GMAC common stock actually voting upon the merger proposal, and (ii) holders of less than 20% of the shares of GMAC common stock issued in

GMAC's initial public offering vote against the merger proposal and elect a cash conversion of their shares. Each of the amendment proposals will be approved if it receives the affirmative vote of a majority of the shares of GMAC common stock issued and outstanding as of the record date. Directors will be elected by the vote of a plurality of the shares of common stock represented in person or by proxy and entitled to vote at the special meeting. Each of the 2008 Plan proposal and the adjournment proposal will be approved if it receives the affirmative vote of a majority of the shares of GMAC common stock issued and outstanding as of the record date that are represented in person or by proxy and entitled to vote at the meeting. The amendment proposals, the 2008 Plan proposal and the director election proposal are each conditioned upon the approval of the merger proposal. If the merger proposal does not receive the necessary vote, then GMAC will not complete any of the transactions identified in any of the proposals other than adjourning the meeting according to the adjournment proposal. If any of the amendment proposals, the 2008 Plan proposal, the director election proposal or the adjournment proposal is not approved but the merger proposal is approved, we will still consummate the merger. The adjournment proposal is not conditioned upon the adoption of any of the other proposals.

        The board of directors has fixed the close of business on October 3, 2008, as the record date for the determination of which GMAC stockholders are entitled to receive notice of, and to vote at, the special meeting and any adjournments thereof. Only the holders of record of GMAC common stock on that date are entitled to have their votes counted at the special meeting and any adjournments or postponements of the meeting. GMAC will not transact any other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement of the meeting by GMAC's board of directors. A list of stockholders entitled to vote as of the record date at the special meeting will be open to examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten calendar days before the special meeting at GMAC's offices at 179 Stony Brook Road, Hopewell, New Jersey 08525, and at the time and place of the meeting during the duration of the meeting.

        Your vote is important.    Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of GMAC common stock, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you abstain from voting or do not vote or do not instruct your broker how to vote, it will have no effect on the merger proposal, assuming that a quorum for the special meeting is present. If you do not vote or do not instruct your broker how to vote, it will have the same effect as voting against each of the amendment proposals but will have no effect on the 2008 Plan proposal, the director election proposal or the adjournment proposal, assuming that a quorum for the special meeting is present. If you "abstain" from voting, it will have the same effect as voting against each of the amendment proposals, the 2008 Plan proposal and the adjournment proposal. Abstentions will have no effect on the director election proposal. Shares that are not voted or that are broker non-voted or with respect to which the stockholder abstains from voting are not eligible to be converted into cash upon the completion of the merger.

        Each GMAC stockholder as of the record date who holds shares of common stock issued in GMAC's initial public offering or purchased following such offering in the open market has the right to vote against the merger proposal and, at the same time, to demand that GMAC convert such stockholder's shares into cash.

        If you elect to vote your shares against the merger proposal and elect a cash conversion, then, if the merger is completed, your GMAC shares that you continue to hold through the date of the merger will be cancelled and you will receive cash equal to a pro rata portion of the trust account. If you vote your shares against the merger proposal and elect a cash conversion but the merger is not completed, then GMAC will be liquidated if it does not consummate a business combination on or prior to October 23, 2008. If a liquidation were to occur on October 24, 2008, GMAC estimates approximately $1.87 million in interest would have accrued on the amounts that are held in trust through such date (assuming a money market interest rate of approximately 2.5%), which would result in a trust balance of approximately $93.97 million, or $8.35 per share. This amount, less any liabilities not indemnified by David C. McCourt and not waived by the creditors, would be distributed to the holders of the 11,250,000 shares of common stock issued in GMAC's initial public offering. GMAC currently estimates that, as of October 24, 2008, there would be approximately $180,000 of Delaware franchise tax and state income tax claims not indemnified and not waived by creditors. Thus, GMAC estimates that the total amount available for distribution would be approximately $93.79 million, or $8.34 per share.

        GMAC will acquire PBI by the merger of GMAC's wholly owned subsidiary, Satellite Merger Corp., with and into PBI. PBI will be the surviving company, and GMAC will be renamed Pro Brand International Group, Inc.

        The board of directors of GMAC unanimously recommends that you vote "FOR" the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and the adjournment proposal.

By Order of the Board of Directors,
David C. McCourt President, Chief Executive Officer and Chairman , 2008

i

Abstentions and Broker Non-Votes	50
Conversion Rights	50
Conversion Procedures	50
Solicitation Costs	51
Stock Ownership	51
THE MERGER PROPOSAL	53
General Description of the Merger	53
Aggregate Merger Consideration	53
Background of the Merger	54
Chronology of the Merger	57
Certain Financial Forecasts and Projections	64
GMAC's Reasons for the Merger	67
Material Positive Factors (or Opportunities) Considered by GMAC	69
Material Potentially Negative Factors (or Risks) Considered by GMAC	70
Due Diligence	71
Fairness Opinion	75
Interests of GMAC Directors and Officers in the Merger	82
Interests of Officers and Directors of PBI in the Merger	83
Appraisal or Dissenters Rights	84
Material Federal Income Tax Considerations to GMAC's Stockholders	84
Material Federal Income Tax Consequences of the Merger to PBI's Shareholders	87
Anticipated Accounting Treatment	89
Regulatory Matters	89
GMAC Name Change and Trading Symbol	90
Consequences if Merger Proposal is Not Approved	90
Vote Required to Adopt the Merger Proposal	90
Recommendation of the GMAC Board of Directors	90
THE MERGER AGREEMENT	91
Structure of the Merger	91
Closing and Effective Time of the Merger	91
Merger Consideration	91
Earnout	91
Representations and Warranties	95
Knowledge, Materiality and Material Adverse Effect	97
Interim Operations of PBI	97
No Solicitation by PBI	99
Access to Information; Confidentiality	99
GMAC Stockholders' Meeting	99
Fees and Expenses	99
Conditions to the Completion of the Merger	99
Termination	101
Effect of Termination	102
Assignment	102
Amendment	102
Escrow Fund and Indemnification	102
Survival Period	103
Stockholders' Representative	103
Voting Agreements	104
Restriction Agreements	104
GENERAL DESCRIPTION OF THE AMENDMENT PROPOSALS	105

General Description of the Amendment and Restatement of the Certificate of Incorporation of GMAC	105
Vote Required to Adopt each of the Amendment Proposals	105
Consequences if None of the Amendment Proposals are Approved	105
The Name Change Proposal	105
The Authorized Shares Proposal	106
The Blank Check and Reverse Stock Split Proposal	106
The Director Class Proposal	107
THE 2008 PLAN PROPOSAL	108
General Description of the 2008 Plan Proposal	108
Material Features of the 2008 Plan	108
Types of Awards	109
Amendment and Termination	112
Material Federal Income Tax Considerations	112
Vote Required to Adopt the 2008 Plan Proposal	115
GMAC's Board of Directors' Recommendation	115
THE DIRECTOR ELECTION PROPOSAL	116
Board Structure	116
Class I Election	116
Class II Election	116
Class III Election	116
Director Nominees	116
Vote Required to Elect Directors	117
GMAC's Board of Directors' Recommendation	117
THE ADJOURNMENT PROPOSAL	118
General Description of the Adjournment Proposal	118
Vote Required to Adopt the Adjournment Proposal	118
GMAC's Board of Directors' Recommendation	118
INFORMATION ABOUT PBI	119
General	119
Products	120
Sales Comparison of Component Systems	120
Development and Engineering	121
Manufacturing	121
Business Strategy	122
The Industry	123
Competition	124
Seasonality	125
Employees	125
Properties	125
Legal Proceedings	125
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PBI	126
Overview	126
Introduction	126
Seasonality	126
Sales Trends	127
Overview of PBI's Financial Results	128
Critical Accounting Policies and Estimates	129
New Accounting Standards	130

Results of Operations of PBI	131
Liquidity and Capital Resources	139
Contractual Commitments	141
Off-Balance Sheet Arrangements	141
Liquidity	141
Debt Covenants	142
Description of Indebtedness	142
Internal Control over Financial Reporting	142
INFORMATION ABOUT GMAC	143
Business of GMAC	143
Liquidation if No Business Combination	144
Competition	146
Facilities	146
Employees	147
Periodic Reporting and Audited Financial Statements	147
Legal Proceedings	147
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR GMAC	148
Overview	148
Impact of the Merger	148
Results of Operations	149
Contractual Obligations and Commitments	151
Critical Accounting Policies	151
Off-Balance Sheet Arrangements	151
Quantitative and Qualitative Disclosures About Market Risk	151
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	152
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS DESCRIPTION OF TRANSACTIONS AND BASIS OF PRESENTATION	157
DIRECTORS AND MANAGEMENT OF GMAC FOLLOWING THE MERGER	161
Independence of Directors	163
Board of Directors Committees	164
Code of Ethics	164
Director and Officer Compensation	164
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF GMAC	165
Voting Agreements	166
Restriction Agreements	166
COMPENSATION DISCUSSION AND ANALYSIS OF PBI	168
COMPENSATION DISCUSSION AND ANALYSIS OF GMAC	176
COMPENSATION DISCUSSION AND ANALYSIS OF GMAC FOLLOWING THE MERGER	177
Executive Compensation	177
2007 Summary Compensation Table	178
2007 Grants of Plan-Based Awards	178
Employment Agreements	178
2007 Outstanding Equity Awards At Fiscal Year-End	180
Option Exercises and Stock Vested	181
2007 Director Compensation	181
Equity Compensation Plan Information for PBI	182
BENEFICIAL OWNERSHIP OF SECURITIES	183
Security Ownership of Certain Beneficial Owners and Officers and Directors of GMAC	183

Security Ownership of Certain Beneficial Owners and Officers and Directors of PBI	185
Security Ownership of Certain Beneficial Owners and Officers and Directors of GMAC Following the Merger	185
PRICE RANGE OF SECURITIES AND DIVIDENDS	188
GMAC	188
Holders	188
Current Dividend Policy	188
GMAC Dividend Policy Following the Merger	188
DESCRIPTION OF GMAC'S SECURITIES FOLLOWING THE MERGER	189
General	189
Units	189
Common Stock	189
Preferred Stock	190
Warrants	190
Transfer Agent, Warrant Agent and Registrar	191
COMPARISON OF RIGHTS OF GMAC AND PBI STOCKHOLDERS	192
STOCKHOLDER PROPOSALS	198
LEGAL MATTERS	198
EXPERTS	198
WHERE YOU CAN FIND MORE INFORMATION	198
INDEX OF FINANCIAL STATEMENTS	F-1

ANNEXES

A	—	Agreement and Plan of Merger, dated as of April 24, 2008, by and among Granahan McCourt Acquisition Corporation, Satellite Merger Corp., Pro Brand International, Inc. and certain equity holders of Pro Brand International, Inc., as amended by Amendment No. 1 thereto, dated as of September 3, 2008
B	—	Form of Fifth Amended and Restated Certificate of Incorporation of Granahan McCourt Acquisition Corporation
C	—	Pro Brand International Group 2008 Omnibus Incentive Plan
D	—	Fairness Opinion of Houlihan Smith & Company, Inc., dated April 23, 2008, as reaffirmed as of September 3, 2008.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following questions and answers briefly address some commonly asked questions about the merger, the special meeting of the stockholders of GMAC and the effect of the merger on the holders of common stock of GMAC. These questions and answers may not include all of the information that is important to you. We urge you to read carefully this entire proxy statement/prospectus, including the annexes and the other documents to which we have referred you.

Q.    Why is GMAC proposing the merger with PBI?

A.
GMAC was organized to effect a merger, capital stock exchange, asset or stock acquisition or other similar business combination with an operating business in the telecommunications or media industries. The proposed merger between GMAC and PBI is intended to be a qualifying business combination. Please see "The Merger Proposal."

Q.    What is being voted on at the special meeting?

A.
There are eight proposals that stockholders of GMAC are being asked to vote on at the special meeting. The first proposal is to adopt the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares as merger consideration and as earnout payments. This proposal is referred to as the "merger proposal." The next four proposals are a series of proposals to adopt the Fifth Amended and Restated Certificate of Incorporation of GMAC to (a) change the name of GMAC to Pro Brand International Group, Inc., (b) increase the authorized shares of common stock, (c) remove Article Fifth and Article Eleventh and certain provisions of Article Third that were put in place as a result of GMAC being a blank check company, remove certain provisions of Article Fourth relating to a reverse stock split that occurred in connection with GMAC's initial public offering, and (d) amend Article Sixth to clarify when the terms of directors expire. These proposals are collectively referred to as the "amendment proposals." The sixth proposal is to adopt the Pro Brand International Group 2008 Omnibus Incentive Plan for non-employee directors, officers, other key employees and consultants. This proposal is referred to as the "2008 Plan proposal." The seventh proposal is to elect eight directors to serve in three separate classes until their successors are duly elected and qualified. This proposal is referred to as the "director election proposal." The eighth proposal is to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the adoption of the merger proposal, any of the amendment proposals or the 2008 Plan proposal. This proposal is referred to as the "adjournment proposal."

Q.    Does the GMAC board of directors recommend voting in favor of the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and, if necessary, the adjournment proposal?

A.
Yes. After careful consideration, GMAC's board of directors has determined unanimously that the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and the adjournment proposal are fair to, and in the best interests of, GMAC and its stockholders. GMAC's board of directors recommends that GMAC stockholders vote or instruct their votes to be cast "FOR" the merger proposal, "FOR" each of the amendment proposals, "FOR" the 2008 Plan proposal, "FOR" the director election proposal and, if necessary, "FOR" the adjournment proposal. Please see "The Merger Proposal—GMAC's Reasons for the Merger."

Q.    What is the quorum requirement?

A.
A quorum of stockholders is necessary to hold a valid meeting. A quorum for the special meeting will be present if a majority of the shares of GMAC common stock issued and outstanding as of the record date are represented at the meeting in person or by proxy.

  Abstentions and broker non-votes will be treated as shares present for purposes of the quorum requirement for the special meeting. If there is no quorum, the stockholders present in person or by proxy at the special meeting and entitled to vote may adjourn the special meeting to another date.

Q.    Who can vote at the special meeting?

A.
Only GMAC stockholders of record at the close of business on October 3, 2008 will be entitled to vote at the special meeting. On the record date, there were 14,062,500 shares of common stock outstanding and entitled to vote of which 11,250,000 were issued in the initial public offering.

Q.    What vote is required in order to adopt the merger proposal at the special meeting?

A.
The adoption of the merger agreement and the transactions contemplated by the merger agreement will require the affirmative vote of (i) a majority of the shares of GMAC common stock issued in GMAC's initial public offering actually voting upon the merger proposal and (ii) a majority of the shares of GMAC common stock actually voting upon the merger proposal. GMAC's initial stockholders, including all of its officers and directors, have agreed to vote on the merger proposal all of their shares of GMAC common stock issued prior to the initial public offering in the same manner as the majority of the shares of common stock held by all other GMAC stockholders are voted on the merger proposal. These stockholders presently own an aggregate of 20% of the outstanding shares of GMAC common stock. However, if the holders of 20% or more of the shares of common stock issued in GMAC's initial public offering and outstanding as of the record date vote against the merger and demand that GMAC convert their shares into a pro rata portion of the trust account, then, pursuant to the terms of GMAC's amended and restated certificate of incorporation, the merger will not be consummated.

Q.    Will holders of warrants issued by GMAC vote on the merger proposal or any other proposal being considered at the special meeting?

A.
No vote of the holders of any warrants issued by GMAC is necessary to adopt the merger proposal. Holders of the warrants are not entitled to vote the shares of common stock underlying such warrants, and GMAC is not asking the warrant holders to vote on the merger proposal or any other proposal being considered at the special meeting.

Q.    What vote is required in order to adopt each of the amendment proposals at the special meeting?

A.
The adoption of each the amendment proposals by the GMAC stockholders will require the affirmative vote of a majority of the shares of GMAC's common stock issued and outstanding on the record date.

Q.    What vote is required in order to adopt the 2008 Plan proposal at the special meeting?

A.
The adoption of the 2008 Plan proposal by the GMAC stockholders will require the affirmative vote of a majority of the shares of GMAC's common stock that are represented in person or by proxy and entitled to vote at the special meeting.

Q.    What vote is required to adopt the election of directors' proposal?

A.
The eight directors to be elected at the special meeting will be elected by the vote of a plurality of the shares of GMAC common stock represented in person or by proxy and entitled to vote at the special meeting. Votes may be cast for or withheld from each nominee, but a withheld vote or a broker non-vote will have no effect on the outcome of the election. PBI has the right to nominate two directors for election to the board of directors of GMAC following the merger.

Q.    What vote is required to adopt the adjournment proposal?

A.
The adoption of the adjournment proposal by the GMAC stockholders will require the affirmative vote of a majority of the shares of GMAC's common stock that are represented in person or by proxy and entitled to vote at the special meeting.

Q.    Are the proposals of the special meeting conditioned on each other?

A.
The amendment proposals, the 2008 Plan proposal and the director election proposal are each conditioned upon the approval of the merger proposal. If the merger proposal does not receive the necessary vote, then GMAC will not complete any of the transactions identified in any of the proposals other than adjourning the meeting according to the adjournment proposal. If the amendment proposals, the 2008 Plan proposal, the director election proposal or the adjournment proposal is not approved but the merger proposal is approved, we will still consummate the merger. The adjournment proposal is not conditioned upon the adoption of any of the other proposals.

Q.    Will the shareholders of PBI vote on whether to approve the merger agreement?

A.
Yes. The shareholders of PBI must approve and authorize the merger agreement and the merger by the requisite vote under the laws of the State of Georgia. In order for the merger agreement to be approved, the relevant Georgia statutes require the affirmative vote of a majority of all the shares entitled to vote on the merger agreement, voting as one group. PBI's articles of incorporation and by-laws do not set a higher standard for approval. This vote is scheduled to occur on or about October 18, 2008. Holders of approximately 75% of PBI's common stock have entered into voting agreements, pursuant to which such holders have agreed to vote all PBI shares owned by them in favor of the approval of the merger agreement and the merger and any other matter reasonably intended to facilitate the consummation of the merger. Due to these voting agreements, the approval of the merger and merger agreement by PBI shareholders is assured.

Q.    How much dilution will GMAC stockholders experience as a result of the merger?

A.
We expect that holders of PBI common stock and options (which will be cashed out in connection with the merger) will hold approximately 11.4%, or 1.8 million, of the outstanding shares of GMAC common stock (including the shares held in escrow) immediately following the closing of the merger, resulting in immediate dilution of 11.4% to current holders of GMAC common stock. This estimate is based on 14,062,500 shares of GMAC common stock outstanding as of May 1, 2008, which amount includes 2,682,900 shares of GMAC common stock that, immediately following the closing, will be subject to transfer restrictions and forfeiture provisions pursuant to restriction agreements further described under "The Merger Agreement—Restriction Agreements" and based on the assumption that the merger occurs on October 23, 2008, the last date on which closing is possible before liquidation occurs, assuming that no holders of GMAC common stock exercise their conversion rights. If the merger is consummated and any of GMAC's stockholders exercise their conversion rights, this percentage will increase.

  To the extent shares representing additional consideration are issued to the holders of PBI common stock and options as earnout payments or outstanding warrants are exercised, the current stockholders of GMAC common stock will experience further dilution of their ownership interest in GMAC following the merger, which may be significant. We have included a table on page 11 under the heading "Summary—The Merger and the Merger Agreement" which illustrates the potential impact of any earnout payments.

Q.    What happens to the funds deposited in the trust account after consummation of the merger?

A.
Upon consummation of the merger, any funds remaining in the trust account after payment of amounts, if any, to GMAC stockholders requesting and exercising their conversion rights, will be used to fund the merger, including related costs and transaction fees, to repay each of GMAC's outstanding $250,000, $500,000, $600,000 and $900,000 demand notes held by David C. McCourt, the Chief Executive Officer and Chairman of GMAC and to pay approximately $3.6 million in deferred underwriting discounts to Deutsche Bank Securities Inc. and the other underwriters of GMAC's initial public offering. The balance of the funds in the trust account, if any, will be released to GMAC and will become funds of GMAC following the merger.

Q.    What happens to GMAC if the merger is not consummated?

A.
If the merger is not consummated, then none of the proposals will be consummated and GMAC may continue to seek to identify a business combination in the telecommunications or media industries. However, GMAC will be liquidated if it does not consummate a business combination on or prior to October 23, 2008. If a liquidation were to occur on October 24, 2008, GMAC estimates that approximately $1.87 million in interest would have accrued on the amounts that are held in trust through such date (assuming a money market interest rate of approximately 2.5%), which would result in a trust balance of approximately $93.97 million, or $8.35 per share. This amount, less any liabilities not indemnified by David C. McCourt and not waived by the creditors, would be distributed to the holders of the 11,250,000 shares of common stock purchased in GMAC's initial public offering. GMAC currently estimates that, as of October 24, 2008, there would be approximately $180,000 of Delaware franchise tax and state income tax claims not indemnified and not waived by creditors. Thus, GMAC estimates that the total amount available for distribution would be approximately $93.79 million, or $8.34 per share.

Q.    What happens to PBI if the merger is not consummated?

A.
If the merger is not consummated, PBI will continue to operate as a private company.

Q.    When do you expect the merger to be completed?

A.
The merger will be completed promptly following the special meeting of GMAC.

Q.    Do GMAC's stockholders have appraisal or dissenters rights?

A.
No. GMAC's stockholders do not have statutory appraisal rights in connection with the merger. However, GMAC's public stockholders have the right to vote against the merger proposal and demand that GMAC convert such stockholder's shares into a pro rata portion of the funds held in the trust account.

Q.    If I am not going to attend the special meeting in person, should I return my proxy card instead?

A.
Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign your proxy card as soon as possible, so that your shares may be represented at the special meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board, "FOR" the adoption of each of the proposals. Please also see the instructions included with the enclosed proxy card. Regardless of whether you return your proxy card, you may attend the special meeting and vote your shares in person.

Q.    What will happen if I abstain from voting or fail to vote at the special meeting?

A.
If you abstain from voting or do not vote or do not instruct your broker how to vote, it will have no effect on the merger proposal, assuming a quorum for the special meeting is present. If you do not vote or do not instruct your broker how to vote, it will have the same effect as voting against each of the amendment proposals but will have no effect on the 2008 Plan proposal, the director election proposal or the adjournment proposal, assuming that a quorum for the special meeting is present. If you "abstain" from voting, it will have the same effect as voting against each of the amendment proposals, the 2008 Plan proposal and the adjournment proposal. Abstentions will have no effect on the director election proposal. Shares that are not voted or that are broker non-voted or where the stockholder abstains from voting are not eligible to be converted into cash upon the completion of the merger. If you want to convert your shares into a pro rata portion of the trust account, you must vote against the merger and make an affirmative election to convert your shares of common stock on the proxy card.

Q.    What do I do if I want to change my vote prior to the special meeting?

A.
Send a later-dated, signed proxy card to GMAC prior to the date of the special meeting, or attend the special meeting in person and vote. Your attendance alone will not revoke your proxy. You also may revoke your proxy by sending a notice of revocation to GMAC at the address of GMAC's corporate headquarters, prior to the special meeting.

Q.    If my shares of GMAC stock are held in "street name" by my broker, will my broker vote my shares for me?

A.
No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker.

Questions
and answers for stockholders who may be inclined to exercise their conversion rights:

Q.    What conversion procedures are required?

A.
If your shares are held in "street name," your bank or broker must, by 5:00 P.M., New York City time, on October 20, 2008, the business day prior to the special meeting, electronically transfer your shares to the DTC account of Continental Stock Transfer & Trust Company, our stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the closing of the merger. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attn: Mark Zimkind, tel. (212) 845-3287, fax (212) 616-7616 by 5:00 p.m., New York City time, on October 20, 2008, the business day prior to the special meeting, your shares will not be converted.

  If you hold physical stock certificates, you must present such physical stock certificates, together with the necessary stock powers, written instructions and the certificate referred to above to Continental Stock Transfer & Trust Company at the address above.

  If you demand conversion of your shares, and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Continental Stock Transfer & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

  Continental Stock Transfer & Trust Company can assist with this process. We urge stockholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such stockholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

Q.    How can I remedy an improper exercise of my conversion rights?

A.
If you:

•
Return your proxy with directions to vote for approval of the merger proposal, but then wish to vote against it and demand conversion of your shares; or

•
Return your proxy with directions to vote against approval of the merger proposal and wish to demand conversion of your shares, but do not check the appropriate box on the proxy card demanding conversion or send a written request to us to demand conversion; or

•
Return your proxy with directions to vote against approval of the merger proposal, but later wish to vote for it;

  you may request that we send you another proxy card on which you may indicate your intended vote and, if that vote is against approval of the merger, demand conversion of your shares by checking the box provided for that purpose on the proxy card. You may request another proxy card by contacting us at the phone number or address listed in this proxy statement. Any corrected or changed proxy card or written demand to convert your shares must be submitted to us so that it is received prior to the voting at the special meeting. If you hold your shares in "street name," you must contact the account executive at your bank or broker to change your vote and to follow the procedures set forth above for conversion.

Q.    How does the estimated conversion amount compare to the recent market price of common stock?

A.
On September 29, 2008, the closing price of our common stock was $8.20. GMAC stockholders should verify the market price of our common stock prior to selling any common stock in the public market, since they may be able to receive greater proceeds from exercising their conversion rights than from selling their shares assuming that the merger is completed.

Q.    If I exercise my conversion rights, what will happen to my warrants?

A.
Nothing. The exercise of your conversion rights will not affect any warrants to purchase our common stock that you may own, which will continue to be outstanding and exercisable following the merger and any exercise of your conversion rights.

Q.    Who is soliciting my proxy?

A.
Proxies are being solicited by the GMAC board of directors for the special meeting.

Q.    Who can help answer my questions?

A.
If you are a GMAC stockholder and have questions about the merger, you may write or call Granahan McCourt Acquisition Corporation, P.O. Box AQ, Princeton, New Jersey 08525, (609) 333-1200, Attn: Ellyn M. Ito, Chief Administrative Officer.

SUMMARY

        This summary highlights the material information from this proxy statement/prospectus. You should carefully read this entire document, including the Annexes. You should read the merger agreement, as amended, which is attached as Annex A, carefully. It is the legal document that governs the merger and the other transactions contemplated by the merger agreement. It is also described in detail elsewhere in this proxy statement/prospectus. When we refer to the "merger agreement" in this proxy statement/prospectus, we are referring to the merger agreement as amended to the date of the proxy statement/prospectus unless otherwise indicated.

The Companies

GMAC

        GMAC is a Delaware corporation organized on July 10, 2006. It is a blank check company whose purpose is to acquire or acquire control of, one or more assets or operating businesses in the telecommunications or media industries. A registration statement for GMAC's initial public offering was declared effective on October 18, 2006. On October 24, 2006, GMAC sold 11,250,000 units in its initial public offering. Each of GMAC's units consists of one share of GMAC common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the initial public offering entitles the holder to purchase from GMAC one share of common stock at an exercise price of $6.00. GMAC's units began public trading on October 19, 2006. GMAC's warrants and common stock have traded separately since November 27, 2006. GMAC received net proceeds of $87,150,000 from its initial public offering and the sale of warrants to David C. McCourt in a private placement. Of those net proceeds, approximately $85,050,000 (plus an additional $3,600,000 attributable to a deferred underwriters' discount) has been placed in a trust account and will not be released until the earlier of (i) the completion of an initial transaction or (ii) GMAC's liquidation.

        The balance of the net proceeds was used by GMAC to pay the expenses incurred in its pursuit of a business combination, including the proposed merger with PBI. As of June 30, 2008, GMAC had approximately $93.14 million in the trust account, including accrued interest (net of taxes) and $3.6 million of the underwriters' deferred discount. Other than its initial public offering and the pursuit of a business combination, GMAC has not engaged in any business to date. If GMAC does not consummate a business combination on or prior to October 23, 2008, then, pursuant to its amended and restated certificate of incorporation, GMAC's officers must take all actions necessary to promptly dissolve and liquidate GMAC. GMAC's principal executive office is located at 179 Stony Brook Road, Hopewell, New Jersey 08525, and its telephone number is (609) 333-1200. GMAC's home page on the Internet is at http://www.granahanmccourt.com/gmac.html, but the information on the GMAC website is not a part of this proxy statement/prospectus. See "Information about GMAC."

        The prices of GMAC's common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and one warrant to purchase one share of common stock) are quoted on the AMEX under the symbols GHN for the common stock, GHN.WS for the warrants and GHN.U for the units.

Satellite Merger Corp.

        Satellite Merger Corp. is a Georgia corporation organized on April 23, 2008. It is a wholly-owned subsidiary of GMAC formed solely for the purpose of the merger. Satellite Merger Corp.'s executive office is located at 179 Stony Brook Road, Hopewell, New Jersey 08525, and its telephone number is (609) 333-1200. Upon completion of the merger, Satellite Merger Corp. will be merged with and into PBI and the separate corporate existence of Satellite Merger Corp. will cease.

PBI

        PBI is a Georgia corporation that was initially organized in South Carolina on August 23, 1983 and subsequently reincorporated in Georgia on May 15, 1987. PBI's primary business is the design and manufacture of antenna systems and related radio frequency products and accessories. As a significant supplier of DIRECTV Group, Inc. ("DIRECTV"), which is the service provider to the majority of U.S. subscribers of direct-to-home ("DTH") digital television, PBI is a leading supplier of the outdoor antenna unit portion of the customer premises equipment for the satellite direct-to-home ("DTH") digital television industry in the United States and Canada, including the high-powered direct broadcast satellite ("DBS") form of DTH utilized in the United States. PBI sells its products directly to DTH operators as an original equipment design ("OED") manufacturer and to a lesser extent utilizes system integrators and satellite electronics distributors under its Eagle Aspen and other brands for finished products such as cables, connectors, adaptors and other accessories for a variety of satellite applications.

        For its OED products, PBI designs its own products through in-house research and development laboratories staffed with an engineering team that has capabilities in antenna system design, waveguide component design, low noise block converters, low noise block converter and feed horn assemblies, intermediate frequency ("IF") signal distribution design, electronic circuit design from microwave to low frequencies, environmental testing, prototyping, automatic testing, and engineering field verification. PBI's design and development team works closely with PBI's customers in developing new products, including product specifications and testing. To manufacture these products, PBI has several sourcing arrangements, primarily in Taiwan and China. PBI's largest customer for DBS antenna systems and related products is DIRECTV, which represented approximately 63%, 82% and 83% of PBI's revenues for the years ended December 31, 2006 and December 31, 2007 and for the six months ended June 30, 2008, respectively. PBI also sells DBS antenna systems and related products to a diverse customer base including EchoStar Communications Corp., DSI Systems, Inc., Star Choice and Thomson, S.A. which represented a combined total of approximately 28%, 11% and 10% of PBI's revenues for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, respectively.

        PBI's principal offices are located at 1900 West Oak Circle, Marietta, Georgia 30062 and its telephone number at that location is (770) 423-7072.

GMAC's Business Rationale for Merging with PBI

        GMAC believes the proposed merger between GMAC and PBI is in the best interests of GMAC and its stockholders for the following primary reasons:

  •
  attractive market and business strategy;

  •
  history of revenue and EBITDA growth;

  •
  management experience;

  •
  strength of engineering team and record of product innovation;

  •
  experience managing operations in China and East Asia;

  •
  as a business-to-business service provider, PBI benefits from consumer adoption of its customers' services but does not have to market directly to consumers;

  •
  opportunities for growth internationally;

  •
  opportunities to provide services and products in other satellite-related markets such as Very Small Aperture Terminals ("VSAT"); and

  •
  opportunities to participate in industry consolidation.

        GMAC believes PBI's revenue base, industry and market focus and business model make it an attractive company. After the merger, GMAC's capital will be available for PBI's operations, including its continued growth through acquisitions.

        Among the potentially negative factors GMAC considered, which are more fully described in the "Risk Factors" section of this proxy statement/prospectus, are the following:

  •
  a decline in the prospects for the satellite industry could have a negative impact on PBI;

  •
  PBI operates in a competitive environment; improvements in the performance of competitors could harm PBI's business;

  •
  PBI substantially relies on a small number of products, customers and suppliers; and

  •
  PBI's customers do not have any long-term obligations to purchase minimum volumes of products or services from PBI.

        In addition to the primary reasons set forth above, GMAC's board of directors also considered certain potentially negative factors in its deliberations, including the risks that PBI may not be successful in executing and managing its growth strategy, and the significant competition in the satellite and radio frequency electronics industry, among other reasons. Please see "The Merger Proposal—GMAC's Reasons for the Merger" for a more detailed description of the factors, both positive and negative, considered by the GMAC board of directors in determining to recommend the merger to the GMAC stockholders.

PBI's Business Rationale for Merger with GMAC

        The PBI board of directors believes that the proposed merger between GMAC and PBI is in the best interests of PBI and its stockholders for the following primary reasons:

  •
  As of June 30, 2008, GMAC had approximately $93.14 million in its trust account, including accrued interest (net of taxes) and $3.6 million of the underwriters' deferred discount. If the merger is consummated, the funds in the GMAC trust account will be available for the operations of GMAC following the merger, less expenses of the merger and amounts paid to holders of up to (but at least one share less than) 20% of the shares of GMAC who vote against the merger and elect to convert their shares. PBI believes that because following the merger GMAC will have substantially greater capitalization than PBI alone, the combined company will be in a better position to compete in the satellite electronics market. PBI also believes that the potential returns from the merger are more attractive than the potential returns from alternative sources of financing that would be available to it. See "The Merger Proposal."

  •
  GMAC common stock is currently listed on the AMEX, which could provide liquidity to PBI shareholders and provide the business with access to the public capital markets, the ability to attract, retain and incentivize highly qualified employees with grants of options for publicly traded stock, and a greater ability to use stock as acquisition currency.

  •
  The abilities and experience of the directors of GMAC who are expected to remain as directors of GMAC after the merger may be highly valuable in executing its business strategy. See "Directors and Management of GMAC Following the Merger."

The Merger and the Merger Agreement

        GMAC believes that the merger agreement contains customary provisions for transactions of this type and that the price GMAC is paying for PBI represents an attractive valuation based on, among other things, market comparisons and recent transactions.

        The merger agreement, which was executed on April 24, 2008 and amended on September 3, 2008, among GMAC, Satellite Merger Corp., PBI and certain equity holders of PBI, provides for the merger of Satellite Merger Corp. with and into PBI, with PBI surviving the merger. Following consummation of the merger, PBI will continue as the surviving company and a wholly-owned subsidiary of GMAC. After negotiations between GMAC and PBI, the parties agreed that the aggregate merger consideration to be paid by GMAC at closing (or in respect of certain options, in the beginning of 2009) would include initial consideration at closing of $65 million, consisting of shares of GMAC common stock with an aggregate value of $15 million and $50 million in cash in immediately available funds, plus an earnout contingent upon PBI's performance payable over time. The minimum total payment to PBI is $65 million, which would apply if PBI did not qualify for any earnout payments. In addition, we believe PBI will qualify for earnout payments, the aggregate maximum amount of which is capped at $36 million. Accordingly, total payments to PBI, including the initial consideration and earnout payments, without including any discounting of future payments for the time value of money and based on the assumptions related to the earnout and stock consideration, could reach a maximum of $101 million. However, shares with an aggregate value of $3 million and $8.25 million in cash will be placed into escrow to satisfy any indemnification claims that may be asserted by GMAC. GMAC believes that the provision in the merger agreement requiring that a portion of the merger consideration consisting of shares of GMAC common stock with an aggregate value of $3 million and $8.25 million in cash, be held by an escrow agent in escrow in order to satisfy any claims for indemnification by GMAC affords GMAC meaningful recourse. The escrowed consideration will be held in escrow until the first anniversary of the closing of the merger.

        If PBI attains certain annual performance targets through the end of 2010, and in certain circumstances, future periods, GMAC will pay an annual earnout beginning in 2009 to the holders of PBI common stock and options. For a description of the calculation of Adjusted EBITDA see "The Merger Agreement—Earnout." While we cannot determine with certainty the size of any such payments, given they are contingent upon future performance, the table below illustrates the potential size of earnout payments in 2009, 2010 and 2011 (i) at assumed performance levels of PBI that result in payments each year below the maximum potential earnout amount and (ii) at the threshold performance levels of PBI that would result in the maximum potential earnout amount of $12 million being paid in each year. Depending on PBI's performance, it is possible that PBI securityholders will receive earnout payments below the lower end of the range in the table (or even no earnout payments), that payments in 2010 or 2011 could exceed $12 million if the threshold performance level was not met in a prior year or that earnout payments could be made in respect of future periods if the aggregate earnout payments made in 2009, 2010 and 2011 do not reach the $36 million cap. However, in no event will the aggregate earnout payments exceed $36 million. GMAC can make earnout payments entirely in cash or entirely in shares of GMAC common stock but can also make earnout payments in a combination of cash and shares of GMAC common stock as determined, with respect to each PBI equity holder participating in the earnout, at the election of GMAC's board of directors. The table below assumes that (i) PBI exceeds the minimum required performance levels in every period and qualifies for earnout payments in each period, (ii) GMAC elects to make earnout payments entirely in shares of its common stock (and assuming that holders of GMAC common stock exercise their conversion rights with respect to the maximum number of 2,249,999 shares) and (iii) the number of earnout shares payable in any period is determined on the basis of a price per share similar to the value of the cash in trust per share of $8.28 as of June 30, 2008.

All numbers in millions
Earnout Payment Year	2009		2010		2011
Adjusted EBITDA in Related Measurement Period(1)	$16	$18.4	$20	$24	$23	$27
Cash Consideration to PBI at Closing	$50	$50	$50	$50	$50	$50
Value of GMAC Shares to PBI at Closing	$15	$15	$15	$15	$15	$15
Number of GMAC Shares to PBI at Closing	1.81	1.81	1.81	1.81	1.81	1.81
Value of GMAC Shares Annual Earnout Payment(1)	$5.0	$12.0	$6.8	$12.0	$8.0	$12.0
Number of GMAC Shares in Annual Earnout Payment(2)	0.6	1.4	0.8	1.4	1.0	1.4
Number of GMAC Management Shares Released under the Restriction Agreements	0.4	0.9	0.5	0.9	0.6	0.9
Total GMAC Shares Outstanding Post-Closing(3)					13.19	13.19
Implied Ownership of PBI Shareholders Post-Closing(3)					13.7%	13.7%
Implied Ownership of Current GMAC Shareholders Post-Closing(3)					86.3%	86.3%
Total GMAC Shares Issued via Earnout					2.39	4.35
Total GMAC Shares Outstanding Post-Earnout Payments(4)					17.0	20.2
Implied Ownership of PBI Shareholders Post-Earnout(4)					24.6%	30.5%
Implied Ownership of Current GMAC Shareholders Post-Earnout(5)					75.4%	69.5%

(1)
For each earnout payment year, Adjusted EBITDA is measured as of the end of the 12-month period ending on December 31 in the year immediately prior to the related earnout payment year.

(2)
Earnout payments are made in the year after each period in which Adjusted EBITDA is measured. The number of earnout shares actually payable for any period will be determined based on the weighted average closing price of GMAC common stock over a 20 trading day period as provided in the merger agreement.

(3)
Includes 1.8 million shares of GMAC common stock to be issued to equity holders of PBI at closing; does not include (i) the impact of any possible exercise of GMAC warrants included with the units issued in the initial public offering or (ii) 2,682,900 shares of GMAC common stock that will be subject to restriction agreements upon closing.

(4)
Totals assume that the lower end of the illustrative range of Adjusted EBITDA is achieved in each year (or $16 million, $20 million and $23 million in 2008, 2009 and 2010 respectively) and the higher end of the illustrative range of Adjusted EBITDA is achieved in each year (or $18.4 million, $24 million and $27 million in 2008, 2009 and 2010 respectively).

(5)
Does not include the impact of any possible exercise of GMAC warrants included with the units issued in the initial public offering.

        It is expected that holders of PBI common stock and options will hold approximately 11.4%, or 1.8 million, of the outstanding shares of GMAC common stock immediately following the closing of the merger, based on the number of shares of GMAC and PBI common stock outstanding as of the record date (including the shares held in escrow) and based on the assumption that the merger occurs on October 23, 2008, the last date on which closing is possible before liquidation occurs. For a complete description of the post-closing fully diluted capitalization of GMAC please see "Beneficial Ownership of Securities."

        GMAC and PBI plan to complete the merger promptly after the special meeting, provided that:

  •
  GMAC's stockholders have adopted the merger agreement;

  •
  holders of less than 20% of the shares of common stock issued in GMAC's initial public offering vote against the merger proposal and demand conversion of their shares of common stock into cash; and

  •
  the other conditions specified in the merger agreement have been satisfied or waived.

        If the GMAC stockholder approval has not been obtained at that time or any other conditions have not been satisfied or waived, the merger will be completed promptly after the GMAC stockholder approval is obtained or the remaining conditions are satisfied or waived. The merger will become effective when the certificate of merger is filed with the Georgia Secretary of State or at such later time as is specified in the certificate of merger.

        The merger agreement, as amended, which is included as Annex A to this document, is incorporated by reference into this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety. See "The Merger Agreement."

        GMAC has engaged a number of financial advisors. As part of GMAC's initial public offering, Deutsche Bank Securities, Inc. was retained as GMAC's underwriter. If the merger is completed, GMAC is obligated to pay to Deutsche Bank Securities, Inc. underwriting fees amounting to approximately $3.6 million that were deferred at the time of the initial public offering and are being held in the trust account. GMAC has retained Maxim Group, LLC as a financial advisor. If the merger is completed, GMAC will be obligated to pay to Maxim Group an advisory fee of 0.85% of the total consideration paid to PBI, or $552,500 of the initial consideration of $65 million plus 0.85% of any earnout payments. GMAC also retained Houlihan Smith & Company, Inc. to prepare a fairness opinion. Houlihan Smith has been paid $100,000 and there are no payments contingent upon completion of the merger.

Amended and Restated Certificate of Incorporation

        GMAC is proposing to amend and restate its amended and restated certificate of incorporation to increase the number of authorized shares of GMAC common stock, to change its name to Pro Brand International Group, Inc., to remove Article Fifth and Article Eleventh and certain provisions of Article Third that were put in place in connection with GMAC being a blank check company, to remove certain provisions of Article Fourth relating to a reverse stock split that occurred in connection with GMAC's initial public offering and to amend Article Sixth to clarify when the terms of directors expire. The form of Fifth Amended and Restated Certificate of Incorporation is included as Annex B to this document with additions indicated by an underscore and deletions indicated by a strikeout of the relevant text. We encourage you to read the Fifth Amended and Restated Certificate of Incorporation in its entirety. See "General Description of the Amendment Proposals."

Pro Brand International Group 2008 Omnibus Incentive Plan

        The adoption of the 2008 Plan will enable GMAC (to be named Pro Brand International Group, Inc. following the merger) to offer non-employee directors, officers, other key employees and consultants equity-based and cash-based incentives, thereby helping to attract, retain and reward these participants and create value for its stockholders.

        The 2008 Plan is included as Annex C to this document. We encourage you to read the 2008 Plan in its entirety. See "The 2008 Plan Proposal."

Election of Directors

        Eight individuals will be nominated to serve as directors in three separate classes from the closing of the merger until their successors are duly elected and qualified. Five of the nominees are current members of GMAC's board of directors. If the eight director nominees are elected, GMAC's board of directors will consist of the following directors following the merger: David C. McCourt, Philip M. Shou, Patrick Tangney, Barry S. Sternlicht, George J. Tenet, Paul N. D'Addario, Roger L. Werner, Jr. and James P. Crownover.

Adjournment of the Special Meeting

        The adjournment proposal will authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the adoption of the merger proposal and the transactions contemplated thereby, the 2008 Plan proposal, and any of the amendment proposals.

Conversion Rights

        Pursuant to GMAC's certificate of incorporation, a holder of shares of GMAC's common stock issued in its initial public offering may, if the stockholder votes against the merger, demand that GMAC convert such shares into cash. This demand must be made on the proxy card at the same time that the stockholder votes against the merger proposal. If so demanded, GMAC will convert each such share of common stock into a pro rata portion of the trust account. If you exercise your conversion rights, then you will be exchanging your shares of GMAC common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you continue to hold these shares through the effective time of the merger and then tender your stock certificate to GMAC.

        The merger will not be consummated if the holders of 20% or more of the shares of common stock issued in GMAC's initial public offering exercise their conversion rights. If the merger is not completed, then these shares will not be converted into cash at this time. However, GMAC will be liquidated if it does not consummate a business combination on or prior to October 23, 2008. If a liquidation were to occur on October 24, 2008, GMAC estimates approximately $1.87 million in interest would accrue on the amounts that are held in trust through such date (assuming a money market interest rate of approximately 2.5%), which would result in a trust balance of approximately $93.97 million, or $8.35 per share. This amount, less any liabilities not indemnified by David C. McCourt and not waived by the creditors, would be distributed to the holders of the 11,250,000 shares of common purchased in GMAC's initial public offering. GMAC currently estimates that, as of October 24, 2008, there would be approximately $180,000 of Delaware franchise tax and state income tax claims not indemnified and not waived by creditors. Thus, GMAC estimates that the total amount available for distribution would be approximately $93.79 million, or $8.34 per share. Shares that are not voted or are broker non-voted or where the stockholder abstains from voting shall not in any event be eligible to be converted into cash upon completion of the merger.

Stock Ownership

        At the close of business on the record date, the directors and officers of GMAC and GMAC's initial stockholders prior to its initial public offering of securities were entitled to vote approximately 2,812,500 shares of GMAC common stock that have a market value of approximately $23.06 million based on GMAC's common stock price of $8.20 per share as of September 29, 2008. These shares were purchased from GMAC for an aggregate of $2,000. The total of these shares represented 20% of GMAC's issued and outstanding common stock as of the record date. The holders of these shares entered into or are otherwise bound by the terms of letter agreements with GMAC, pursuant to which each agreed to vote all of their shares of GMAC common stock issued prior to the initial public offering on the merger proposal in accordance with a majority of the shares of common stock held by all other GMAC stockholders are voted on the merger proposal. In addition, immediately following the closing, 2,682,900 of these shares will be subject to transfer restrictions and forfeiture provisions pursuant to restriction agreements further described under "The Merger Agreement—Restriction Agreements." They are entitled to vote the shares acquired by them in or subsequent to the initial public offering as they see fit and have indicated that they will vote such shares in favor of the merger proposal.

        As of September 29, 2008, none of the officers or directors of GMAC had acquired additional shares of common stock in the open market. Based solely upon information contained in public filings, as of September 29, 2008, the following stockholders beneficially owned greater than five percent of GMAC's issued and outstanding common stock:

  •
  Citigroup Global Markets Inc. beneficially owned 2,550,000 shares of GMAC common stock, representing approximately 18.1% of the GMAC common stock outstanding.

  •
  David C. McCourt beneficially owned 1,874,400 shares of GMAC common stock, representing approximately 13.3% of the GMAC common stock outstanding.

  •
  HBK Investments LP beneficially owned 1,379,400 shares of GMAC common stock, representing approximately 9.8% of the GMAC common stock outstanding.

  •
  Fir Tree, Inc. beneficially owned 1,378,400 shares of GMAC common stock, representing approximately 9.8% of the GMAC common stock outstanding.

  •
  Bulldog Investors beneficially owned 1,293,568 shares of GMAC common stock, representing approximately 9.2% of the GMAC common stock outstanding.

  •
  QVT Financial LP beneficially owned 1,278,450 shares of GMAC common stock, representing approximately 9.1% of the GMAC common stock outstanding.

Interests of GMAC Directors and Officers in the Merger

        When you consider the recommendation of GMAC's board of directors that you vote in favor of adoption of the merger proposal, you should keep in mind that certain GMAC executives and members of GMAC's board have interests in the merger that are different from, or in addition to, your interests as an GMAC stockholder. These interests include, among other things:

  •
  if the merger is not approved and GMAC fails to consummate an alternative transaction on or prior to October 23, 2008 and GMAC is therefore required to liquidate, the 2,812,500 shares of common stock held by GMAC's initial stockholders, including all of its executives and directors, and issued prior to its initial public offering will be worthless because GMAC's executives and directors are not entitled to receive in respect of such shares any of the net proceeds of GMAC's initial public offering that may be distributed from GMAC's trust account upon liquidation of GMAC. Most of these shares were issued at a nominal price per share of $.000618 and have an aggregate market value of approximately $23.06 million based on the closing price of shares of GMAC common stock on September 29, 2008;

  •
  if the merger is not approved, the warrants held by David C. McCourt for which he paid an aggregate of $4,000,000, which will be exercisable at the consummation of the merger for 4,000,000 shares common stock, will expire without value in the event of a liquidation;

  •
  if the merger is approved, GMAC's officers and directors who hold shares of GMAC common stock issued prior to GMAC's initial public offering, will benefit from the acquisition of PBI and any future appreciation of the common stock of GMAC following the merger; however,

    2,682,900 of such shares held by management will be subject to the terms of restriction agreements;

  •
  if a business combination is not consummated, GMAC will be required to repay the $250,000, $500,000, $600,000 and $900,000 loans made to it by David C. McCourt on March 14, 2008, May 5, 2008, June 10, 2008 and September 3, 2008, respectively, only to the extent GMAC has sufficient funds available to it outside the trust account;

  •
  David C. McCourt, who is currently the President, Chief Executive Officer and Chairman of the Board of GMAC, will continue as Chairman of the Board of GMAC following the merger;

  •
  if the merger is not approved and GMAC is required to liquidate, Mr. McCourt has agreed that he will be personally liable to cover certain third party claims against GMAC to the extent the claims reduce the amounts in trust available for payment to GMAC's stockholders in the event of liquidation. There are currently no such claims;

  •
  Patrick Tangney, who is currently Chief Financial Officer of GMAC, will become a director on the board of GMAC following the merger; and

  •
  Barry S. Sternlicht, George J. Tenet, Paul N. D'Addario and Roger L. Werner, Jr., who are currently directors on the board of GMAC, will continue as directors on the board of GMAC following the merger.

Interests of Officers and Directors of PBI in the Merger

        Some of the current officers and directors of PBI have interests in the merger that are different from, or in addition to, your interest as an GMAC stockholder. These interests include, among other things:

  •
  Philip Shou, who is currently the chief executive officer and chairman of the board of directors of PBI, will become the chief executive officer and a director of GMAC following the merger; Gen Chu Shou, who is currently president and a director of PBI, will become president of GMAC following the merger; and James Crownover, who is currently executive vice president, chief operating officer and a director of PBI, will become the chief operating officer and a director of GMAC following the merger.

  •
  the directors and executive officers of PBI (together with their affiliates) beneficially own, as of September 29, 2008, 189,002 shares of PBI common stock and will be entitled to receive a pro rata portion of the merger consideration with respect to such shares. See "Security Ownership of Certain Beneficial Owners, Officers and Directors of PBI" for further detail;

  •
  the directors and executive officers of PBI hold, as of September 29, 2008, options to purchase an aggregate of 17,000 shares of common stock exercisable at various exercise prices ranging from $12.46 to $37.44. Under the terms of the merger agreement, at the effective time of the merger, each outstanding option to purchase shares of PBI common stock shall become vested to the extent not already vested and will represent the right to receive the merger consideration in excess of the exercise price of such options;

  •
  the directors and executive officers of PBI will receive earnout payments based on their current equity holdings in PBI in cash, shares of GMAC common stock or a combination thereof in 2009, 2010, 2011 and, in certain circumstances, future periods, if PBI attains specified performance targets. Such payments could reach a maximum of $36 million in the aggregate. See "The Merger Proposal—Aggregate Merger Consideration"; and

  •
  upon completion of the merger, the employment agreements entered into among GMAC, PBI and each of Philip Shou, Gen Chu Shou and James Crownover will become effective. Under the employment agreements, Mr. Shou would receive an aggregate bonus of up to approximately $2 million, Mrs. Shou would receive an aggregate bonus up to approximately $1.88 million and Mr. Crownover would receive an aggregate bonus up to approximately $1.23 million. In addition, each is eligible to receive an annual bonus of at least 50% of salary and, in the sole discretion of GMAC's compensation committee and subject to the executive's continued employment through the date the relevant EBITDA targets are achieved, each will be eligible to receive an additional bonus (in an amount to be determined by the committee) if GMAC acquires another company following the merger and the EBITDA targets (to be established by the committee) with respect to such acquired company are achieved. If PBI terminates the executive's employment without cause or the executive resigns for good reason, in each case within three years of the merger, the executive would be entitled to severance of two times the executive's salary plus bonus, full vesting of any time-based equity awards then held by the executive and continued vesting of any performance-based equity awards then held by the executive. Please see "Employment Agreements" on page 178 of this proxy statement/prospectus for a more detailed description of the employment agreements.

Remaining Conditions to the Completion of the Merger

        Each of GMAC's and PBI's obligations to effect the merger is subject to the satisfaction of specified conditions before completion of the merger. Certain of these conditions have been previously satisfied. Conditions that remain to be satisfied include the following:

  Conditions to GMAC's and PBI's obligations

  •
  absence of restraining order or injunction preventing the closing of the merger;

  •
  approval of the merger agreement and the transactions contemplated by the merger agreement by the stockholders of GMAC and the filing of GMAC's amended and restated certificate of incorporation with the Secretary of State of the State of Delaware;

  •
  approval of the merger agreement by the requisite vote of the PBI shareholders;

  •
  the registration statement of which this proxy statement/prospectus is a part shall have been declared effective; no stop order suspending the effectiveness of the registration statement or the use of the proxy statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC;

  •
  GMAC stockholders holding less than 20% of the shares of GMAC common stock subject to the cash conversion rights under Article Fifth of GMAC's fourth amended and restated certificate of incorporation shall have exercised their cash conversion rights; and

  •
  GMAC, PBI, the escrow agent and the representative of the PBI shareholders shall have executed and delivered the escrow agreement.

  Conditions to GMAC's obligation

        The obligation of GMAC and Satellite Merger Corp. to effect the merger is further subject to the following conditions:

  •
  the representations and warranties of PBI and the PBI shareholders shall be true and correct as of the date of the merger agreement and as of the closing date of the merger to the extent provided in the merger agreement. PBI and the PBI shareholders shall have in all material respects performed and complied with all agreements, covenants and conditions required by the merger agreement to be performed or complied with by them prior to the closing date of the merger;

  •
  PBI shall have received all consents, authorizations or approvals or delivered all notices required under the merger agreement, and no such consents, authorizations, approvals or notices shall have been revoked;

  •
  there shall be no litigation or action by a governmental authority pending or threatened, or law adopted, that would interfere with the closing of the merger or increase the cost of the consummation of the transactions contemplated by the merger agreement;

  •
  no event, occurrence, fact, condition, change, development or effect shall exist or have occurred since April 24, 2008 that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a material adverse effect;

  •
  PBI shall have paid off certain indebtedness in accordance with the terms of the merger agreement;

  •
  PBI shall have paid off its transaction expenses in accordance with the terms of the merger agreement;

  •
  all outstanding loans made to shareholders of PBI shall have been paid off by those shareholders at the closing of the merger;

  •
  PBI shall have taken all necessary steps to ensure that all PBI employee stock options are treated in accordance with the merger agreement;

  •
  PBI shall have certified to GMAC that PBI is not a United States real property holding corporation.

  Conditions to PBI's obligation

        The obligation of PBI to effect the merger is further subject to the following conditions:

  •
  the representations and warranties of GMAC in the merger agreement shall be true as of the date of the merger agreement and as of the closing date of the merger, to the extent provided in the merger agreement. GMAC and Satellite Merger Corp. shall have in all material respects performed and complied with all agreements, covenants and conditions required by the merger agreement to be performed or complied with by them at or prior to the closing of the merger.

  •
  the board of directors of GMAC shall have amended the by-laws of GMAC as provided in the merger agreement and PBI shall have received a nomination and voting agreement providing for the nomination of Philip Shou and another person designated by PBI to serve on the post-closing board of directors of GMAC;

  •
  there shall be no claims, suits, actions or proceedings pending or threatened against GMAC that seeks to restrain or enjoin the closing of the merger or the transactions contemplated by the merger agreement or which could reasonably be expected to have a material adverse effect on GMAC;

  •
  at the effective time of the merger, GMAC's common stock will be listed for trading on AMEX (or on another national exchange in which GMAC's common stock is trading), and there will be no action pending against GMAC to prohibit or terminate the listing of GMAC's common stock on the AMEX; and

  •
  GMAC and members of management of GMAC shall have executed and delivered restriction agreements in respect of 2,682,900 shares of GMAC common stock held by them.

        If permitted under applicable law, either PBI or GMAC may waive conditions for the benefit of itself and its stockholders and complete the merger even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the merger will occur. If either party waives a material condition to the merger following the vote of GMAC's stockholders at the special meeting, GMAC would re-solicit stockholder approval of the merger.

No Solicitation

        PBI has agreed in the merger agreement that it will not solicit, initiate or encourage the submission of any acquisition proposal, engage in discussions or negotiations with any person with respect to any acquisition proposal, furnish any non-public information regarding PBI to any person in connection with or in response to an acquisition proposal or grant access to its properties, books, records or personnel, or enter into any agreement with respect to the acquisition proposal. These restrictions also apply to PBI's officers, directors, employees, representatives and agents.

Termination

        The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after receipt of the GMAC stockholder approval, by mutual written consent of GMAC and PBI.

Termination by either PBI or GMAC.

        Either PBI or GMAC may terminate the merger agreement if:

  •
  the closing of the merger is not consummated on or before October 24, 2008;

  •
  there is any law that makes consummation of the closing of the merger illegal or otherwise prohibited;

  •
  any governmental entity issues a judgment, injunction order or decree enjoining GMAC or the holders of PBI common stock from consummating the merger and such judgment, injunction, order or decree shall have become final and non-appealable; or

  •
  at the special meeting, the GMAC stockholder approval is not obtained or the holders of 20% or more of the shares of common stock issued in GMAC's initial public offering have voted against the merger and demanded that GMAC convert their shares into cash pursuant to the terms of GMAC's certificate of incorporation.

Termination by GMAC

        GMAC may terminate the merger agreement by notice to PBI, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PBI or the holders of PBI common stock set forth in the merger agreement shall have occurred that would cause the closing conditions set forth in the merger agreement not to be satisfied, and such breach is incapable of being cured by October 24, 2008.

Termination by PBI

        PBI or the holders of PBI common stock may terminate the merger agreement by notice to GMAC, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GMAC set forth in the merger agreement shall have occurred that would cause the closing conditions set forth in the merger agreement not to be satisfied, and such breach is incapable of being cured by October 24, 2008.

Escrow Fund and Indemnification

        At the closing, the parties will deposit a portion of the merger consideration, consisting of shares of GMAC common stock with an aggregate value of $3 million and $8.25 million in cash, to be held in escrow during the period ending on the first anniversary of the closing date, all in accordance with the terms and subject to the conditions of an escrow agreement to be entered into at the closing among the combined corporation, the PBI stockholders' representative and an escrow agent.

        Upon closing of the merger agreement, each of GMAC, Satellite Merger Corp., the combined corporation and their respective affiliates shall have the right to recover from the PBI shareholders party to the merger agreement any and all losses incurred by any GMAC indemnitee arising out of:

  •
  any inaccuracy in or breach of any representation or warranty made by PBI or the holders of PBI common stock in the merger agreement or any ancillary agreement;

  •
  any non-fulfillment or any breach by PBI of any covenant or agreement of PBI or the holders of PBI common stock contained in the in the merger agreement or any ancillary agreement; and

  •
  certain tax liabilities of PBI, other than pre-closing taxes on PBI's financial statements.

        Subject to specified exceptions, such right to indemnification is limited to the escrow fund and such GMAC indemnitees will not be entitled to recovery for such losses unless the aggregate amount of such losses exceeds $375,000.

        Upon the closing of the merger, each of the holders of PBI common stock and PBI, and their respective affiliates shall have the right to recover any and all losses incurred by such indemnitees arising out of:

  •
  any inaccuracy in a breach of any representation or warranty made by GMAC in the merger agreement or any ancillary agreements;

  •
  any non-fulfillment or any breach by GMAC of any covenant or agreement of GMAC contained in the merger agreement or any ancillary agreements.

        Subject to certain exceptions, the aggregate liability for PBI losses shall not exceed $11,250,000 and the PBI indemnitees shall not be entitled to recovery until the aggregate of such losses exceeds $375,000.

Officers and Directors After the Merger

        We expect that Philip Shou, who is currently the chief executive officer and chairman of the board of directors of PBI, will become the chief executive officer and a director of GMAC following the merger; Gen Chu Shou, who is currently president and a director of PBI, will become president of GMAC following the merger; and James Crownover, who is currently executive vice president, chief operating officer and a director of PBI, will become the chief operating officer and a director of GMAC following the merger. We also expect that with respect to the current officers and directors of GMAC that David McCourt, who is currently the chairman of the board of GMAC, will continue as chairman of the board of GMAC following the merger and Patrick Tangney, chief financial officer of GMAC, will become a director of GMAC following the merger and Barry S. Sternlicht,. George J. Tenet, Paul N. D'Addario and Roger L. Werner, Jr., who are currently directors on the board of GMAC will continue as directors of GMAC following the merger. PBI and GMAC are evaluating other candidates to join the senior management team. Please see "Directors and Management of GMAC Following the Merger" for additional information regarding the management team and key employees of GMAC following the merger.

Material Federal Income Tax Considerations to GMAC's Stockholders

        For U.S. federal income tax purposes, the merger with PBI is not expected to have any direct tax effect on stockholders of GMAC. However, if you vote against the merger proposal and elect to convert your shares of GMAC common stock into your pro-rata portion of the trust account and as a result receive cash in exchange for your GMAC shares, the transaction will be treated as a redemption of your GMAC common stock for U.S. federal income tax purposes. You will be treated as either having made a sale of your GMAC common stock or as having received a corporate distribution. There may be certain tax consequences, such as realizing a gain or loss on your investment in GMAC's shares, as a result. Please see "The Merger Proposal—Material Federal Income Tax Considerations to GMAC's Stockholders" for additional information regarding the tax consequences of the merger and of the conversion. We urge you to consult your own tax advisors regarding your particular tax consequences.

Material Federal Income Tax Consequences of the Merger to PBI's Shareholders

        For U.S. federal income tax purposes, the merger will be fully taxable to PBI shareholders who are U.S. holders. In general, U.S. holders will recognize capital gain or loss measured by the difference, if any, between the sum of the amount of cash received plus the fair market value of GMAC common stock received by the U.S. holder in the merger and the U.S. holder's adjusted tax basis in the shares of common stock surrendered in the merger. Unless a non-U.S holder is engaged in a U.S. trade or business and gain from the disposition of PBI shares is effectively connected to the U.S. trade or business or will be present in the U.S. for 183 days or more in any taxable year, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized from the disposition of the non-U.S. holder's shares of PBI common stock pursuant to the merger. Tax matters are complicated, and the tax consequences of the merger to each PBI shareholder will depend on the facts of each shareholder's situation. Please see "The Merger Proposal—Material Federal Income Tax Consequences of the Merger to PBI's Shareholders" for additional information regarding the tax consequences of the merger. We urge PBI shareholders to consult their own tax advisors regarding their particular tax consequences.

Accounting Treatment

        The merger will be accounted for using the purchase method of accounting with GMAC treated as the acquiring entity. Under this method of accounting, PBI's assets and liabilities will be recorded by GMAC at their respective fair values as of the closing date of the merger (including any identifiable intangible assets). Any excess of purchase price over the net fair values of PBI's assets and liabilities will be recorded as goodwill. The financial statements of GMAC after the merger will reflect these values. The results of operations of PBI will be included in the results of operations of GMAC beginning upon the completion of the merger. See "The Merger Proposal—Anticipated Accounting Treatment."

Regulatory Matters

        The merger and the transactions contemplated by the merger agreement are subject to certain federal or state regulatory requirements or approvals and filings necessary to effectuate the transactions contemplated by the merger proposal with the Secretary of State of the State of Georgia.

SELECTED HISTORICAL
CONSOLIDATED FINANCIAL INFORMATION

        We are providing the following financial information to assist you in your analysis of the financial aspects of the merger. The information is only a summary and should be read in conjunction with each company's audited historical consolidated financial statements and related notes contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of PBI or GMAC.

GMAC Selected Historical Financial Data

        The following table sets forth selected historical financial data of GMAC. The information presented below was derived from GMAC's unaudited financial statements as of and for the six months ended June 30, 2008 and June 30, 2007 and from GMAC's audited financial statements as of and for the years ended December 31, 2007 and December 31, 2006 and for the period from July 10, 2006 through December 31, 2006 included elsewhere in this proxy statement/prospectus and from GMAC's audited financial statements for the period from July 10, 2006 through December 31, 2007. This information is only a summary. You should read this information together with GMAC's historical financial statements and accompanying notes in this proxy statement/prospectus.

				July 10, 2006 (inception) to December 31, 2006
	Six Months Ended June 30,
(In thousands except per share information)			Year Ended December 31, 2007		July 10, 2006 (inception) to June 30, 2008
	2008	2007
	(unaudited)	(unaudited)			(unaudited)
Condensed Statement of Operations Data:
Revenues	$—	$—	$—	$—	$—
Operating (loss)	(1,315)	(761)	(1,770)	(224)	(3,309)
Interest income	1,050	1,591	3,186	587	4,823
Net income	193	1,028	1,915	416	2,525
Net income per share—basic and diluted	$0.00	$0.06	$0.11	$0.05	$0.15
Shares used—basic	11,813	11,848	11,830	6,803	10,612
Shares used—diluted	11,813	11,848	11,830	6,803	10,612

		As of December 31,
(In thousands except per share information)	As of June 30, 2008
		2007	2006
	(unaudited)
Condensed Balance Sheet Data:
Cash and cash equivalents	$93,155	$92,169	$90,572
Total assets	96,156	93,342	91,147
Common stock subject to possible conversion	18,634	18,405	17,834
Stockholder equity	70,885	70,921	69,577
Common stock issued and outstanding	14,062	14,062	14,484
Book value per common share	$5.04	$5.04	$4.80

PBI Selected Historical Financial Data

        The following table sets forth selected historical financial data of PBI. The information presented below was derived from PBI's unaudited financial statements as of and for the six months ended June 30, 2008 and June 30, 2007 and PBI's audited financial statements as of December 31, 2007 and 2006 and for the three years ended December 31, 2007 included elsewhere in this proxy statement/prospectus and PBI's unaudited financial statements as of and for each of the years ended

December 31, 2004 and 2003. You should read this information together with PBI's audited historical financial statements and accompanying notes and the section entitled "Management's Discussion and Analysis and Results of Operations of PBI" contained elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
(In thousands)	2008	2007	2007	2006	2005	2004	2003
	(unaudited)	(unaudited)				(unaudited)	(unaudited)
Consolidated Condensed Statement of Operations Data:
Revenues	$71,174	$59,076	$131,992	$89,626	$78,392	$80,967	$32,388
Cost of goods sold	60,453	50,030	111,224	74,061	65,832	65,126	26,093

Gross profit	10,721	9,046	20,768	15,565	12,560	15,841	6,295
Operating expenses	4,178	3,067	7,018	8,926	6,211	6,880	3,315

Income from operations	6,543	5,979	13,750	6,639	6,349	8,961	2,980
Other income (expense)	(10)	(46)	(137)	577	1,044	534	107

Income before provision for income taxes	6,533	5,934	13,613	7,216	7,393	9,495	3,087
Provision for income taxes	2,739	2,231	4,871	2,519	2,677	3,123	1,098

Net Income	$3,794	$3,703	$8,742	$4,697	$4,716	$6,372	$1,989

Other Financial Information:
Capital expenditures	$229	$234	$445	$269	$1,792	$—	$—
Depreciation and amortization	383	383	766	798	452	343	203

		As of December 31,
	As of June 30, 2008
		2007	2006	2005	2004	2003
	(unaudited)				(unaudited)	(unaudited)
Consolidated Condensed Balance Sheet Data:
Cash and cash equivalents	$13	$193	$355	$2,806	$2,557	$899
Working capital	23,530	19,859	15,515	11,829	10,052	5,812
Total assets	46,865	56,988	47,067	40,288	37,417	19,432
Stockholders' equity	29,714	26,781	22,903	19,393	16,335	10,472

        The above consolidated financial data include the accounts of PBI and its wholly-owned subsidiary, PCM Technology, Inc., after elimination of all intercompany accounts, transactions, and profits.

 SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following selected unaudited pro forma combined balance sheet presents the financial position of GMAC as of June 30, 2008, assuming the merger had been completed as of that date. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger, factually supportable, and expected to have a continuing impact on the combined results. Satellite Merger Corp. was recently organized on April 23, 2008, did not have any assets or operations as of June 30, 2008, and therefore has not been included within this analysis because its results would not differ from those of GMAC.

        The selected unaudited pro forma combined financial information presents how the combined financial statements of GMAC and PBI may have appeared had the businesses actually been combined as of the dates noted below. The unaudited pro forma combined financial information shows the impact of the merger on the combined balance sheets and the combined income statement under the purchase method of accounting with GMAC treated as the acquiring entity. Under this method of accounting, the assets and liabilities of PBI are recorded by GMAC at their estimated fair values as of the acquisition date. The unaudited pro forma combined balance sheet as of June 30, 2008 assumes the merger was completed on that date. The unaudited pro forma combined income statements for the six months ended June 30, 2008 and for the year ended December 31, 2007 were prepared in each case assuming the merger was completed on January 1, 2007. In addition, the number of pro forma combined shares outstanding in the unaudited pro forma combined income statements for the six months ended June 30, 2008 and for the year ended December 31, 2007 excludes the 2,682,900 management shares subject to transfer restrictions and forfeiture provisions pursuant to the terms of the restriction agreements that GMAC management stockholders will enter into at the time of the merger.

        The following selected unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement.

        As required, the unaudited pro forma combined financial information includes adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact and are factually supportable; as such, any planned adjustments affecting the balance sheet, statement of operations, or shares of common stock outstanding subsequent to the assumed acquisition completion date are not included. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined businesses had they actually been combined on the dates noted above. However, management believes (a) that the assumptions used provide a reasonable basis for presenting the effects of the merger and (b) that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma financial statements. It is anticipated that the merger may provide financial benefits over time such as a possible expansion of the customer base and expense efficiencies among other factors, although no assurances can be given that such benefits will actually be achieved. These benefits have not been reflected in the unaudited pro forma financial information.

        As explained in more detail in the notes to the unaudited pro forma combined financial information included elsewhere in this proxy statement/prospectus, the allocation of the purchase price reflected in the pro forma combined financial information is subject to adjustment. The actual purchase price allocation will be recorded based upon final estimated fair values of the assets and liabilities acquired, which is likely to vary from the purchase price allocations adopted in the pro forma combined financial statements. In addition, there may be further refinements of the purchase price allocation as additional information becomes available.

        The following unaudited pro forma condensed combined financial statements have been prepared using two different levels of assumptions with respect to the number of outstanding shares of GMAC stock, as follows:

  •
  assuming maximum approval, this presentation assumes that no stockholders of GMAC elect to convert their shares into a pro rata share of the trust account; and

  •
  assuming minimum approval, this presentation assumes stockholders of GMAC holding 2,249,999 of GMAC's outstanding common stock purchased in GMAC's initial public offering ("IPO") elect to convert their shares.

        If stockholders holding 20% (2,250,000) or more of the shares of common stock issued in the IPO vote against the adoption of the merger proposal and elect to convert their shares, GMAC will not complete the merger. The unaudited pro forma condensed combined financial statements should be read in conjunctions with the notes thereto.

        The unaudited pro forma combined financial information is derived from and should be read in conjunction with the financial statements and related notes of GMAC and the combined financial statements and related notes of PBI, which are included elsewhere in this proxy statement/prospectus.

        Each number in the following unaudited pro forma condensed combined financial statements is derived from the audited and unaudited financial statements and has been rounded into thousands. Given that each individual number is rounded, some columns and rows may appear not to sum; please note that, to maximize accuracy, each number that is a sum is itself rounded based on its full number equivalent in the financial statements and is not a sum of the rounded numbers from the other lines in this table.

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of June 30, 2008

(Dollars in Thousands)

	Historical PBI	Historical GMAC	Pro Forma Adjustments Assuming Maximum Approval	Pro Forma Combined Assuming Maximum Approval	Pro Forma Adjustments Assuming Minimum Approval	Pro Forma Combined Assuming Minimum Approval
Total assets	$46,865	$96,156	$(15,184)	$127,837	$(17,914)	$109,923

Total current liabilities	$16,580	$6,637	$1,881	$25,098	$—	$25,098
Common stock subject to possible conversion 2,249,999 shares at conversion value	—	18,634	(18,634)	—	—	—
Total stockholders' equity	29,714	70,885	(973)	99,626	(17,914)	81,712

Total liabilities and stockholders' equity	$46,865	$96,156	$(15,184)	$127,837	$(17,914)	$109,923

See "Unaudited Pro Forma Condensed Combined Financial Statements."

Summary Unaudited Pro Forma Condensed Combined Statement of Income Data
Six Months Ended June 30, 2008
(Dollars in Thousands, except share and per share amounts)

	Historical PBI	Historical GMAC	Pro Forma Adjustments Assuming Maximum Approval	Pro Forma Combined Assuming Maximum Approval	Pro Forma Adjustments Assuming Minimum Approval	Pro Forma Combined Assuming Minimum Approval
Revenues	$71,174	$—	$—	$71,174	$—	$71,174
Gross profit	10,721	—	—	10,721	—	10,721
Total operating expenses	4,178	1,315	638	6,132	—	6,132
Income (loss) from operations	6,543	(1,315)	(638)	4,590	—	4,590
Total interest and other income (expense)	(10)	1,050	(653)	387	(213)	174
Income before income taxes	6,533	(265)	(1,291)	4,977	(213)	4,764
Income tax (expense) benefit	(2,739)	458	412	(1,869)	20	(1,849)

Net income	$3,794	$193	$(879)	$3,108	$(193)	$2,915

Pro forma net income per share
Pro forma weighted average shares outstanding—basic		11,812,501	1,378,805	13,191,306	(2,249,999)	10,941,307
Pro forma weighted average shares outstanding—diluted				16,931,872	(2,249,999)	14,681,873
Pro forma net income per share—basic				$0.24	$—	$0.27
Pro forma net income per share—diluted				$0.18	$—	$0.20

See "Unaudited Pro Forma Condensed Combined Financial Statements."

Summary Unaudited Pro Forma Condensed Combined Statement of Income Data
Year Ended December 31, 2007
(Dollars in Thousands, except share and per share amounts)

	Historical PBI	Historical GMAC	Pro Forma Adjustments Assuming Maximum Approval	Pro Forma Combined Assuming Maximum Approval	Pro Forma Adjustments Assuming Minimum Approval	Pro Forma Combined Assuming Minimum Approval
Revenues	$131,992	$—	$—	$131,992	$—	$131,992
Gross profit	20,769	—	—	20,769	—	20,769
Total operating expenses	7,018	1,770	1,545	10,334	—	10,334
Income (loss) from operations	13,750	(1,770)	(1,545)	10,435	—	10,435
Total interest and other income (expense)	(137)	3,186	(2,046)	1,003	(668)	335
Income before income taxes	13,613	1,415	(3,591)	11,438	(668)	10,770
Income tax (expense) benefit	(4,871)	500	145	(4,226)	62	(4,163)

Net income	$8,742	$1,915	$(3,446)	$7,212	$(605)	$6,607

Pro forma weighted average shares outstanding—basic		11,829,838	1,399,428	13,229,266	(2,249,999)	10,979,267
Pro forma weighted average shares outstanding—diluted				16,549,670	(2,249,999)	14,299,671
Pro forma net income per share—basic				$0.55	$—	$0.60
Pro forma net income per share—diluted				$0.44	$—	$0.46

See "Unaudited Pro Forma Condensed Combined Financial Statements."

PRO FORMA COMPARATIVE PER SHARE INFORMATION

        The following table sets forth selected unaudited pro forma combined per share information after giving effect to the merger between PBI and GMAC, under the purchase method of accounting, assuming a maximum level and a minimum level of approval by GMAC stockholders. The unaudited pro forma combined per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Financial Statements and related notes included elsewhere in this proxy statement/prospectus.

        The unaudited pro forma combined per share information does not purport to represent what the actual results of operations of PBI and GMAC would have been had the companies been combined as of the date indicated or to project PBI and GMAC's results of operations that may be achieved after the merger.

	PBI (Pro Forma)	GMAC (Historical)	Combined (Pro Forma)
Weighted average number of pro forma shares outstanding—basic (excludes the anti-dilutive impact of options)
Assuming maximum approval	1,811,706	11,812,501	13,191,306	(a)(b)

Assuming minimum approval	1,811,706	11,812,501	10,941,307	(b)

Net Income per share—pro forma—basic
Six Months Ended June 30, 2008
Assuming maximum approval			$0.24

Assuming minimum approval			$0.27

Year Ended December 31, 2007
Assuming maximum approval			$0.55

Assuming minimum approval			$0.60

Weighted average number of pro forma shares outstanding—diluted (excludes the anti-dilutive impact of options)
Assuming maximum approval	1,811,706	11,812,501	16,931,872	(a)(b)(c)

Assuming minimum approval	1,811,706	11,812,501	14,681,873	(b)(c)

Net Income per share—pro forma—diluted
Six Months Ended June 30, 2008
Assuming maximum approval			$0.18

Assuming minimum approval			$0.20

Year Ended December 31, 2007
Assuming maximum approval			$0.44

Assuming minimum approval			$0.46

(a)
Includes the 2,249,999 shares of common stock subject to possible conversion.

(b)
Excludes the 2,682,900 management shares subject to transfer restrictions and forfeiture provisions.

(c)
Includes 3,740,566 shares from conversion of warrants.

RISK FACTORS

        You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide how to vote or instruct your vote to be cast regarding the merger proposal, and the other proposals being presented at the meeting. As GMAC's operations will consist entirely of PBI's operations upon completion of the merger, the risk factors relating to the business and operations of PBI will also apply to GMAC upon completion of the merger.

Risks Related to PBI's Business and Operations

PBI is dependent on its significant customers, the loss of any of which could have a material adverse effect on PBI's future sales and its ability to sustain its growth.

        PBI's top customer, DIRECTV, accounted for 63% of PBI's revenues for the fiscal year 2006, 82% for the fiscal year 2007 and 83% for the six months ended June 30, 2008. The loss of DIRECTV as a customer, a significant decrease in the amount of sales to DIRECTV, an interruption of business for DIRECTV or a deterioration in the overall business of DIRECTV could result in decreased sales and would have a material adverse impact on PBI's business and would harm PBI's ability to grow its direct broadcast satellite (DBS) business. In addition, PBI's next three customers accounted for 9% of revenues for fiscal year 2007. A substantial decrease or interruption in business from any of PBI's significant customers could result in write-offs or in the loss of future business and could have a material adverse effect on PBI's business, financial condition or results of operations.

PBI is dependent on its significant suppliers, the loss of any of which could have a material adverse effect on PBI's ability to meet customer demand.

        PBI's top supplier, Prime Electronic & Satellitics, Inc. ("Prime") accounted for 52% of PBI's purchases for the fiscal year 2006, 56% for the fiscal year 2007 and 54% for the six months ended June 30, 2008. The loss of Prime as a supplier, a significant decrease in Prime's ability to meet PBI's demand for Prime's products, or an interruption in supply from Prime could have a material adverse impact on PBI's business and could harm PBI's ability to meet customer demand. Other suppliers of PBI regularly account for significant amounts of PBI's purchases. While PBI may be able to obtain components from alternative suppliers, a substantial interruption in supply from any of PBI's significant suppliers could have a material adverse effect on PBI's business, financial condition or results of operations.

A substantial portion of PBI's components, and substantially all printed circuit board assemblies and housings, are procured from foreign suppliers and contract manufacturers located primarily in mainland China, Taiwan and South Korea.

        PBI outsources manufacturing of many of its products to contract manufacturers in mainland China, Taiwan and South Korea. Any significant shift in U.S. trade policy toward these countries, or a significant downturn in the economic or financial condition of, or any political instability in, these countries, could cause disruption of PBI's supply chain or otherwise disrupt PBI's operations, which could adversely impact PBI's business.

PBI generally does not have long term contractual commitments with its customers or suppliers, so they may cease doing business with PBI at any time, which could significantly harm PBI's revenues.

        PBI's customers, including its largest customer DIRECTV, generally do not have long-term contractual commitments to purchase minimum quantities of services or products from PBI. In addition, PBI's suppliers generally do not have long-term contractual commitments to supply minimum quantities of services or products to PBI. As a result, PBI's arrangements with its customers and suppliers generally do not provide PBI with any assurance of long-term sales or supplies. PBI's customers can cease purchasing products from PBI at any time without penalty, they are free to purchase products from PBI's competitors, and they are not required to make minimum purchases.

Similarly, PBI's suppliers can cease providing products to PBI at any time, and they are not required to supply PBI with a minimum amount of products or services.

Because the markets in which PBI competes are highly competitive and many of PBI's competitors have greater resources than PBI, PBI cannot be certain that its products will continue to be accepted in the marketplace or capture increased market share.

        The market for DBS products and other wireless, radio frequency and satellite-related products is highly competitive and characterized by rapid technological change, evolving standards, product life cycles that include eventual obsolescence of certain products, and price competition. Competition may intensify if PBI's competitors expand their product offerings and new competitors enter the market. Given the highly competitive environment in which PBI operates, PBI cannot be sure that any competitive advantages currently enjoyed by PBI will be sufficient to establish and sustain PBI's services or products in the market. Any increase in price by PBI or decrease in price by PBI's competition could result in erosion of PBI's market share, to the extent PBI has obtained market share, and could have a negative impact on PBI's financial condition and results of operations. PBI cannot provide assurance that PBI will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Multiple factors beyond PBI's control may cause fluctuations in PBI's operating results and may cause PBI's business to suffer.

        PBI's quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of PBI's control. Some of the factors that could affect PBI's quarterly or annual operating results include:

  •
  the loss of any one of PBI's major customers or a significant reduction in orders from those customers;

  •
  competitors of PBI may introduce new services and products that PBI's customers prefer to PBI's services and products;

  •
  seasonality in the equipment market for the U.S. DBS subscription television industry;

  •
  the timing and amount of, or cancellation or rescheduling of, orders for PBI's services and products;

  •
  PBI's ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

  •
  reductions in price of products offered by PBI's competitors;

  •
  PBI's ability to adapt to emerging and evolving industry standards and technological developments by PBI's competitors and customers;

  •
  PBI's ability to achieve cost reductions;

  •
  PBI's ability to obtain sufficient supplies of sole or limited source components for its products;

  •
  PBI's ability to maintain competitive pricing and quality for services and products that depend on outsourced production;

  •
  PBI's ability to achieve and maintain production volumes and quality levels for its products;

  •
  PBI's ability to maintain the volume of products sold and the mix of distribution channels through which they are sold;

  •
  fluctuations in demand for PBI's products and services; and

  •
  telecommunications, radio frequency, satellite and wireless market conditions specifically and economic conditions generally.

        Due to these and other factors, PBI's quarterly revenue, expenses and results of operations could fluctuate significantly in the future, and period-to-period comparisons should not be relied upon as indications of future performance. Further, if PBI's revenues in a particular period do not meet its expectations, it may not be able to adjust its expenditures in that period, which could cause PBI's business to suffer.

Because some components, assemblies and electronics manufacturing services for PBI's products are purchased from a limited number of vendors or require long lead times, PBI's business is subject to unexpected interruptions, which could cause PBI's operating results to suffer.

        Some key components for PBI's products are complex to manufacture and have long lead times. Also, PBI's DBS dish antennas, low noise block down converter and feed horn ("LNBF") housings, subassemblies and some of PBI's electronic components are purchased from a limited number of vendors for which alternative sources are not readily available. In the event of a reduction or interruption of supply, or a degradation in quality, as many as six months could be required before PBI would begin receiving adequate supplies from alternative suppliers, if any. As a result, product shipments could be delayed and revenues and results of operations could suffer. Furthermore, if PBI receives a smaller allocation of component parts than is necessary to manufacture products in quantities sufficient to meet customer demand, customers could choose to purchase competing products and PBI could lose market share. In addition, two of PBI's suppliers accounted for approximately 70% of its total purchases for the year ended December 31, 2007. Any interruption in supply from these important vendors could harm PBI's ability to meet customer demand.

If PBI cannot continue to rapidly develop and market innovative products and services that meet customer requirements for performance and reliability, PBI may lose market share and PBI's revenues may suffer.

        The process of developing new satellite and radio frequency technology products and services is complex and uncertain, and failure to anticipate customers' changing needs and emerging technological trends accurately and to develop or obtain appropriate intellectual property could significantly harm PBI's results of operations. PBI must make long-term investments and commit significant resources before knowing whether PBI's investments will eventually result in products that the market will accept. After a product is developed, PBI must be able to manufacture sufficient volumes quickly and at low costs. To accomplish this, PBI must accurately forecast volumes, product mix and configurations that meet customer requirements, which PBI may not be able to do successfully.

        Among the factors that make a smooth transition from current products to new products difficult are delays in product development or manufacturing variations in product costs, delays in customer purchases of existing products in anticipation of new product introductions and customer demand for the new services and products. PBI's revenues and earnings may suffer if PBI cannot make such a transition effectively and also may suffer due to the timing of product or service introductions by PBI's suppliers and competitors. This is especially challenging when a product has a short life cycle or a competitor introduces a new product just before PBI's own product introduction. Furthermore, sales of PBI's new services and products may replace sales of some of PBI's current services and products, offsetting the benefit of even a successful new service or product introduction. If PBI incurs delays in new service and product introductions, or does not accurately estimate the market effects of new service and product introductions, given the competitive nature of PBI's industry, future demand for PBI's services and products and PBI's revenues may be seriously harmed.

If demand for PBI's services and products fluctuates rapidly and unpredictably, it may be difficult to manage the business efficiently which may result in reduced profitability.

        PBI's cost structure is based in part on PBI's expectations for future demand. Many costs, particularly those relating to capital equipment, are relatively fixed. Rapid and unpredictable shifts in demand for PBI's products may make it difficult to plan production capacity with manufacturing partners and plan business operations more generally efficiently. If demand is significantly below expectations, PBI may be unable to rapidly reduce its fixed costs, which can diminish earnings or cause losses. A sudden downturn could also leave PBI with excess inventory if customers fail to purchase ordered products, which may be rendered obsolete as products evolve during the downturn and demand shifts to newer products. PBI's ability to reduce costs and expenses may be further constrained because PBI must continue to invest in research and development to maintain PBI's competitive position and to maintain service and support for PBI's existing global customer base. Conversely, in the event of a sudden upturn, PBI may incur significant costs to rapidly expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These costs could reduce PBI's gross margins and overall profitability. Any of these results could adversely affect PBI's business.

Because PBI currently sells, and PBI intends to grow the sales of certain of PBI's products in countries other than the United States, PBI is subject to different regulatory schemes. PBI may not be able to develop products that work with the standards of different countries, which could result in PBI's inability to sell PBI's products, and, further, PBI may be subject to political, economic, and other conditions affecting such countries that could result in reduced sales of PBI's products and which could adversely affect PBI's business.

        A significant part of PBI's long term growth strategy is to grow its international sales. Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If PBI cannot develop products that work with different standards, PBI will be unable to sell PBI's products in those locations. If compliance proves to be more expensive or time consuming than PBI anticipates, PBI's business would be adversely affected. Some countries have not completed their radio frequency allocation process and therefore PBI does not know the standards with which it would be forced to comply. Furthermore, standards and regulatory requirements are subject to change. If PBI fails to anticipate or comply with these new standards, PBI's business and results of operations will be adversely affected.

        Revenues from customers outside the U.S. accounted for 7.8%, 11.1%, and 8.5% of PBI's revenues for the fiscal years ended December 31, 2007, 2006 and 2005, respectively. Assuming that PBI continues to sell PBI's products to such customers, PBI will be subject to the political, economic and other conditions affecting countries or jurisdictions other than the U.S., including Africa, the Middle East, Europe and Asia. Any interruption or curtailment of trade between the countries in which PBI operates and PBI's present trading partners, change in exchange rates, significant shift in U.S. trade policy toward these countries, or significant downturn in the political, economic or financial condition of these countries, could cause demand for and sales of PBI's products to decrease, or subject PBI to increased regulation including future import and export restrictions, any of which could adversely affect PBI's business.

        Additionally, a substantial portion of PBI's components and subassemblies are currently procured from foreign suppliers located primarily in mainland China, Taiwan, and other Pacific Rim countries. Any significant shift in U.S. trade policy toward these countries or a significant downturn in the political, economic or financial condition of these countries could cause disruption of PBI's supply chain or otherwise disrupt operations, which could adversely affect PBI's business.

PBI may not be able to adequately protect PBI's intellectual property, and PBI's competitors may be able to offer similar products and services that would harm PBI's competitive position.

        PBI's ability to succeed as a designer and developer of satellite antenna and radio frequency systems may depend, in part, upon PBI's intellectual property for some of its services and products. PBI currently relies primarily on patent, trademark, trade secret laws, confidentiality procedures and contractual provisions to establish and protect PBI's intellectual property. These mechanisms provide us with only limited protection. PBI currently holds five registered trademarks, two issued patents and one pending patent application and is considered pursuing additional patents. PBI has not sought to register its trademarks or service marks or to obtain patents for all of PBI's inventions or in all of the countries in which PBI does business. Furthermore, effective protection of intellectual property rights is unavailable or limited in some foreign countries. In addition, PBI may incorporate intellectual property into its products from time to time and will enter into license arrangements with third parties to obtain rights to use such intellectual property. There can be no assurance that PBI will continue to secure rights to use such third party intellectual property on favorable terms or at all.

        As part of PBI's confidentiality procedures, PBI enters into non-disclosure agreements with all of PBI's executive officers, managers and supervisory employees. Despite these precautions, third parties could copy or otherwise obtain and use PBI's technology without authorization, or develop similar technology independently. The protection of PBI's intellectual property rights may not provide PBI with any legal remedy should PBI's competitors independently develop similar technology, duplicate PBI's products and services, or design around any of PBI's intellectual property rights. In addition, there may be other companies who have registered similar trademarks for similar goods or services or who have obtained patent protection for products or processes that PBI uses in its business. If PBI does business in countries where other companies have obtained such trademarks, services marks or patents, PBI runs the risk of being sued for infringement.

PBI may bring claims to enforce its intellectual property rights or be subject to infringement claims brought by third parties, either of which may disrupt the conduct of PBI's business and affect PBI's profitability.

        Litigation may be necessary to enforce PBI's intellectual property rights and protect PBI's proprietary information, or to defend against claims by third parties that PBI's products or processes infringe their intellectual property rights. Any such claims, regardless of their merit, could be time consuming, expensive, cause delays in introducing new or improved products or services, require PBI to enter into royalty or licensing agreements, or require PBI to stop using the challenged intellectual property. Successful infringement claims against PBI may materially disrupt the conduct of PBI's business and affect profitability.

A disruption or failure in PBI's information technology systems could significantly disrupt PBI's operations and significantly impair PBI's results of operations.

        A significant part of PBI's information technology systems used in connection with its internal operations is centralized in PBI's Marietta, Georgia headquarters. PBI relies in the regular course of business on the proper operation of its information technology systems and is vulnerable to catastrophic events, major power and telecommunication outages, terrorist and intentional criminal acts of sabotage and vandalism, and unauthorized access to its databases and information technology systems, internet, and operating software systems from external and internal sources. PBI currently does not maintain an effective and regularly scheduled off-site back up of its files and data and is vulnerable to a catastrophic or other event that could damage its hardware and software systems as well as its back up storage that is all located at its headquarters.

PBI may engage in future acquisitions that have adverse consequences for PBI's business.

        PBI may make acquisitions of businesses, products or technologies in the future in order to complement PBI's existing product offerings, augment PBI's market coverage or enhance PBI's technological capabilities. However, PBI cannot be sure that it will be able to locate suitable acquisition opportunities. The acquisitions that PBI may complete in the future could result in the following, any of which could seriously harm PBI's results of operations: (1) large one-time write-offs; (2) the incurrence of debt and contingent liabilities; (3) difficulties in the assimilation and integration of the acquired companies; (4) diversion of management's attention from other business concerns; (5) contractual disputes; (6) risks of entering geographic and business markets in which PBI has no or only limited prior experience; and (7) potential loss of key employees or customers of acquired organizations. In addition, PBI may issue securities in connection with one or more acquisitions that could seriously harm PBI's earnings per share and could dilute the percentage of ownership of PBI's current stockholders.

A failure to rapidly transition or to transition at all to newer digital technologies could adversely affect PBI's businesses.

        PBI's success, in part, will be affected by the ability of PBI to continue the transition of its design and development of satellite and radio frequency systems to newer digital technologies, and to successfully compete in the digital technologies markets and gain market share. PBI faces intense competition in these markets from both established companies and new entrants. Product life cycles can be short and new products are expensive to develop and bring to market.

The competitive pressures PBI faces could lead to reduced demand or lower prices for PBI's products and services in favor of PBI's competitors' products and services, which could harm PBI's sales, gross margins and prospects.

        PBI faces intense competition from a variety of competitors in all areas of PBI's business, and competes primarily on the basis of technology, performance, price, quality, reliability, brand, distribution, customer service and support. If PBI fails to develop new products and services, periodically enhance PBI's existing products and services, or otherwise compete successfully, it would reduce PBI's sales and prospects. Further, PBI may have to lower the prices of many of its products and services to stay competitive. If PBI cannot reduce its costs in response to competitive price pressures, PBI's gross margins would decline.

PBI is subject to risks related to product defects which could result in product recalls and could subject PBI to warranty claims which are greater than anticipated. If PBI was to experience a product recall or an increase in warranty claims compared with PBI's historical experience, PBI's sales and operating results could be adversely affected.

        PBI tests our products through a variety of means. However, there can be no assurance that PBI's testing will reveal latent defects in PBI's products, which may not become apparent until after the products have been sold into the market. Accordingly, there is a risk that product defects will occur, which could require a product recall. Product recalls can be expensive to implement and, if a product recall occurs during the product's warranty period, PBI may be required to replace the defective product. In addition, a product recall may damage PBI's relationship with PBI's customers, and PBI may lose market share with PBI's customers. PBI offers warranties on most products. The specific terms and conditions of the warranties offered vary depending upon the products sold. PBI accrues for warranty costs based on the number of units sold, the type of products sold, historical and anticipated rates of warranty claims and cost per claim. PBI regularly reviews these forecasts and makes adjustments as needed. If PBI was to experience a product recall or an increase in warranty claims compared with our historical experience, PBI's sales and operating results could be adversely affected.

If PBI cannot continue to attract and retain highly-qualified personnel, PBI's revenues and income may suffer.

        PBI believes that its future success significantly depends on its ability to attract, motivate and retain highly-qualified management, technical and marketing personnel. The competition for these individuals is intense. From time to time, there may be a shortage of skilled labor, which may make it more difficult and expensive for us to attract, motivate and retain qualified employees. PBI believes its inability to do so could negatively impact the demand for PBI's products and services and consequently PBI's financial condition and operating results. In connection with merger, current management of PBI have agreed to continue with GMAC after the completion of the merger and certain executives have entered into employment agreements that will become effective upon completion of the merger; however, there can be no assurance any or all of the current management of PBI will remain with GMAC in the future.

PBI's costs and business prospects may be affected by increased government regulation.

        As an importer and exporter, PBI is subject to U.S. and foreign customs, tariff, fair trade, environmental and other laws regulating commerce both domestic and international commerce. On an increasing basis, contractual commitments that are necessary to engage in PBI's business require it to purchase products that were manufactured in conformity with foreign and local laws against child and prison labor, and to conform with local minimum wage laws. As of the current date, these requirements have not significantly limited PBI's ability to acquire products at competitive prices. PBI is not directly regulated in the United States, but many of its U.S. customers and the telecommunications industry generally are subject to Federal Communications Commission regulations. In overseas markets, there are generally similar governmental agencies that regulate PBI's customers. On March 28, 2008, PBI filed an application with the U.S. Customs Service of the U.S. Department of Homeland Security to be certified as being compliant with the Customs-Trade Partnership Against Terrorism or "C-TPAT." C-TPAT is a voluntary initiative between U.S. Customs and the business community to assure appropriate measures are taken throughout the supply chain to reduce the opportunity for terrorism targeted against the U.S. using commercial shipping channels. PBI is currently implementing improvements in its security in anticipation of the approval of that application after a site inspection of its facilities. Regulatory changes in the future could have a significant negative effect on PBI's business and operating results by restricting PBI's customers' development efforts, making current products obsolete or increasing competition. PBI's customers must obtain regulatory approvals to operate certain of its products. Any failure or delay by any of PBI's customers to obtain these approvals would adversely impact PBI's ability to sell PBI's products. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. In the past, the delays inherent in this governmental approval process have caused, and may in the future cause, the cancellation or postponement of the deployment of new technologies. These delays could have a material adverse effect on PBI's revenues, gross margins and income.

Risks Related to GMAC's Business

If the merger with PBI is not completed for any reason, GMAC will be forced to dissolve. If GMAC dissolves, GMAC's public stockholders may receive less than $8.28 per share and GMAC's warrants would expire worthless.

        If GMAC does not consummate the merger with PBI on or prior to October 23, 2008, it will be required to dissolve and disburse the trust proceeds, causing investors to experience a loss on their investment. If GMAC is forced to dissolve and liquidate, the per share liquidation distribution may be less than the approximately $8.28 held in trust on June 30, 2008 as GMAC is required to pay or make reasonable provision to pay all of GMAC's claims and obligations including professional services and other fees and expenses incurred in connection with the potential business combination and other possible claims against GMAC. Furthermore, there will be no distribution from the trust account with respect to GMAC's outstanding warrants which would expire worthless if GMAC dissolves and liquidates before the completion of a business combination.

If GMAC does not consummate the merger with PBI and is forced to dissolve, payments from the trust account to its public stockholders may be delayed.

        GMAC currently believes that any plan of dissolution and distribution subsequent to the expiration of the deadline to consummate a business combination on or prior to October 23, 2008 would proceed in approximately the following manner:

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  consistent with its obligations described in GMAC's fourth amended and restated certificate of incorporation, in order to dissolve GMAC's board of directors will, prior to the passing of the applicable deadline, convene and adopt a specific plan of dissolution and distribution, which it will then vote to recommend to GMAC's stockholders;

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  at such time it will also cause to be prepared a preliminary proxy statement setting out the plan of dissolution and distribution as well as the board's recommendation of the plan;

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  promptly after the passing of the applicable deadline, GMAC would file GMAC's preliminary proxy statement with the SEC;

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  if the SEC does not review the preliminary proxy statement, then, ten days following the filing of the preliminary proxy statement, GMAC will mail the proxy statement to GMAC's stockholders, and 30 days following the filing of the preliminary proxy statement GMAC will convene a meeting of its stockholders at which they will either approve or reject GMAC's plan of dissolution and distribution;

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  if the SEC does review the preliminary proxy statement, GMAC currently estimates that GMAC will receive such comments within approximately 30 days following the passing of such deadline and GMAC will mail the proxy statements to its stockholders following the conclusion of the comment and review process (the length of which GMAC cannot predict with any certainty, and which may be substantial). GMAC would then convene a meeting of its stockholders at which they will either approve or reject GMAC's plan of dissolution and distribution.

        In the event GMAC seeks stockholder approval for a plan of dissolution and distribution and does not obtain such approval, GMAC will nonetheless continue to pursue stockholder approval for its dissolution. Pursuant to the terms of GMAC's fourth amended and restated certificate of incorporation, GMAC's powers following the expiration on October 24, 2008 of the permitted time period for consummating a business combination will automatically be limited to acts and activities relating to dissolving and winding up GMAC's affairs, including liquidation. The funds held in GMAC's trust account may not be distributed except upon GMAC's dissolution and, unless and until approval is obtained from GMAC's stockholders, the funds held in GMAC's trust account will not be released.

        These procedures, or a vote to reject any plan of dissolution and distribution by GMAC's stockholders, may result in substantial delays in the liquidation of GMAC's trust account to GMAC's public stockholders as part of GMAC's plan of dissolution and distribution.

GMAC's ability to continue as a going concern is dependent on its ability to consummate the merger.

        GMAC has no present revenue and will not generate any revenue until, at the earliest, after the consummation of the merger. GMAC has a very limited amount of available cash and working capital. The report of GMAC's independent registered public accounting firm on its financial statements includes an explanatory paragraph stating that the financial statements have been prepared assuming that GMAC will continue as a going concern. The financial statements do not include any adjustments that might result from GMAC's inability to consummate the merger or GMAC's ability to continue as a going concern.

The 2,812,500 shares of common stock owned by GMAC's initial stockholders, including all of its officers and directors, will not participate in liquidation distributions, and a conflict of interest may arise in determining whether a particular target acquisition is appropriate.

        The personal and financial interests of GMAC's officers and directors may influence their motivation in identifying and selecting a target business and completing a business combination in a timely manner. Consequently, GMAC's officers' and directors' discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the merger with PBI are appropriate and in the best interest of GMAC's public stockholders. GMAC's initial stockholders, including all of its officers and directors, own, in the aggregate, 2,812,500 shares of its common stock and the 4,000,000 warrants issued in a private placement prior to GMAC's initial public offering, but do not have the right to receive distributions (other than with respect to any units they purchased in GMAC's initial public offering or units, warrants or common stock they purchase in the aftermarket) upon GMAC's dissolution and liquidation prior to a business combination. Such shares and warrants owned by GMAC's officers and directors will be worthless if GMAC does not consummate a business combination. In addition, David C. McCourt has outstanding loans of $250,000, $500,000, $600,000 and $900,000 to GMAC in exchange for four demand notes from GMAC in such amounts. Because these notes are non-recourse with respect to any funds in the trust account, if a business combination is not consummated, GMAC will be required to repay the notes only to the extent GMAC has sufficient funds available to it outside the trust account.

The amount of cash available to GMAC following the merger would be reduced to the extent GMAC's stockholders exercise their right to convert their shares into cash.

        Pursuant to GMAC's fourth amended and restated certificate of incorporation, holders of shares issued in GMAC's initial public offering may vote against the merger and demand that GMAC convert their shares into cash. GMAC and PBI will not consummate the merger if holders of 20% or more of the shares of common stock issued in GMAC's initial public offering exercise these conversion rights. To the extent the merger is consummated and holders of less than 20% of GMAC's common stock issued in its initial public offering have demanded to convert their shares, there will be a corresponding reduction in the amount of cash available to us following the merger. As of June 30, 2008, assuming the merger proposal is adopted, the maximum amount of funds that could be disbursed to GMAC's stockholders upon the exercise of the conversion rights (excluding deductions for tax payments) without implicating the ability to complete the merger will be approximately $18,634,330, or approximately 20% of the cash currently held in trust. Any payment upon exercise of conversion rights will reduce GMAC's cash immediately after the merger, which may limit GMAC's ability to implement PBI's business plan.

GMAC may have insufficient resources to cover its operating expenses and the expenses of consummating the merger with PBI or another business combination.

        As of June 30, 2008, GMAC had approximately $132,197 remaining from the proceeds of its initial public offering outside the trust account. On March 14, 2008, May 5, 2008, June 10, 2008 and September 3, 2008, GMAC borrowed $250,000, $500,000, $600,000 and $900,000, respectively, from David C. McCourt. It is expected that these funds will be sufficient to pay GMAC's operating expenses until October 24, 2008, based upon GMAC's management's estimate of the amount required for these purposes. However, this estimate may prove inaccurate, especially if a portion of the available proceeds is used to make a down payment or pay exclusivity or similar fees in connection with a business combination or if GMAC expends a significant portion of the available proceeds in pursuit of a business combination that is not consummated.

        GMAC may not be able to obtain additional financing on acceptable terms, if at all, and neither GMAC's sponsor, Mr. McCourt, nor other members of GMAC's management team are obligated to provide any additional financing. If GMAC does not have sufficient proceeds and is unable to obtain additional financing, GMAC may be forced to liquidate prior to consummating a business combination. In addition, if GMAC consummates a business combination, GMAC may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business.

Upon distribution of the trust account, GMAC's stockholders may be held liable for claims of third parties against GMAC to the extent of distributions received by them.

        Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If a corporation complies with certain statutory procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that the corporation makes reasonable provision for all claims against it, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred from claims brought after the third anniversary of the dissolution. The procedures in Section 280 include a 60-day notice period during which any third-party claims may be brought against GMAC, a 90-day period during which GMAC may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions may be made to stockholders. GMAC does not intend to follow the procedures in Section 280 of the Delaware General Corporation Law, and therefore, GMAC's stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of GMAC's holders of common stock sold in GMAC's initial public offering may extend beyond the third anniversary of such dissolution.

If third parties bring claims against GMAC, the proceeds held in the trust account could be reduced and the per share liquidation price received by stockholders will be less than the approximately $8.28 per share held in trust on June 30, 2008.

        Funds that GMAC placed in the trust account may not be protected from third party claims against GMAC. Upon GMAC's dissolution, GMAC will be required, pursuant to Delaware General Corporate Law Sections 280 and 281, to pay or make reasonable provision to pay all of GMAC's claims and obligations, including contingent or conditional claims, which GMAC intends to pay, to the extent sufficient to do so, from GMAC's funds not held in the trust account. Although GMAC has sought to have all vendors, prospective target businesses or other entities with which GMAC executes agreements waive any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of GMAC's public stockholders, there is no guarantee that they will execute such agreements, or that those parties would be prevented from bringing claims against the trust account even if they execute such agreements. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, GMAC would perform an analysis of the alternatives available to GMAC if GMAC chooses not to engage such third party and evaluate whether or not such engagement would be in the best interest of GMAC's stockholders if such third party refused to waive such claims.

        Examples of possible instances where GMAC may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver, or in cases in which GMAC's management is unable to find a provider of required services willing to provide the waiver. In any event, GMAC's management would perform an analysis of the alternatives available to it and would enter into an agreement with a third party that did not execute a waiver only if management believed that such third party's engagement would be significantly more beneficial to GMAC than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with GMAC and not seek recourse against the trust account for any reason. In addition, creditors may seek to interfere with the distribution process under state or federal creditor and bankruptcy laws. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of GMAC's public stockholders. GMAC cannot assure you that the per share distribution from the trust account will not be less than approximately $8.28 (of which $0.32 per share is attributable to the underwriters' deferred discount), plus net interest accrued, due to such claims, or that there will not be delays in distributing funds in addition to those imposed by GMAC's duties to comply with Delaware General Corporation Law procedures and federal securities laws and regulations. Mr. McCourt has agreed that he will be personally liable to cover claims made by such third parties, but only if, and to the extent, that the claims reduce the amounts in the trust account available for payment to GMAC's stockholders in the event of a liquidation and the claims are made by a vendor for services rendered, or products sold, to GMAC or by a prospective target business. However, Mr. McCourt will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver, or as to any claims under GMAC's indemnity of the underwriters of GMAC's initial public offering against certain liabilities, including liabilities under the Securities Act of 1933. GMAC cannot assure you that Mr. McCourt will be able to satisfy those obligations.

GMAC may be subject to stockholder claims alleging that the proposed merger with PBI is inconsistent with GMAC's organizational documents.

        Any business combination consummated by GMAC must comply with certain standards set forth in GMAC's organizational documents. A stockholder may interpret such standards differently than GMAC's management and, as a result, such stockholder may make a claim against GMAC for taking actions inconsistent with GMAC's initial public offering prospectus which may cause GMAC to suffer monetary losses. Under GMAC's certificate of incorporation, the fair market value of a business to be acquired by GMAC must be determined by its board of directors based upon standards generally accepted by the financial community such as actual and potential sales, earnings and cash flow and book value. Although GMAC's board considered these factors together with the fairness opinion, as amended, provided by Houlihan, Smith & Company, Inc. and concluded that the purchase price was fair to GMAC and in accordance with the standards set forth in GMAC's certificate of incorporation, GMAC did not determine a specific valuation of PBI at the time it entered into the merger agreement. A stockholder may claim that GMAC failed to comply with standards set forth in GMAC's organizational documents. Although GMAC would vigorously contest any such claim, it could incur considerable expense in defending such a claim. If GMAC were not successful, it would be liable for damages as determined by a court or may have to make payments in connection with settling such claim.

Possible lack of business diversification.

        If GMAC consummates the merger with PBI or another single entity, its operations will consist of only a limited number of products or services. The resulting lack of diversification may:

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  result in GMAC's dependence upon the performance of a single media-related business;

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  result in GMAC's dependence upon the development of a single or limited number of products or services; and

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  subject GMAC to economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the media industry subsequent to the consummation of a business combination.

        In this case, the initial business combination may not enable GMAC to diversify its operations or to benefit from the possible spreading of risk or offsetting of losses, unlike other entities and special purpose acquisition companies that may have sufficient resources to complete several business combinations so as to diversify risk and offset losses. Further, the prospects for GMAC's success may depend entirely upon the future performance of the PBI business or another business.

Results of operations may be volatile as a result of the impact of fluctuations in the fair value of GMAC's outstanding warrants from quarter to quarter.

        GMAC's outstanding warrants are classified as derivative liabilities and therefore, their fair values are recorded as derivative liabilities on GMAC's balance sheet. Changes in the fair values of the warrants will result in adjustments to the amount of the recorded derivative liabilities and the corresponding gain or loss will be recorded in GMAC's statement of operations. GMAC is required to assess these fair values of its derivative liabilities each quarter and as the value of the warrants is quite sensitive to changes in the market price of GMAC's stock, among other things, fluctuations in such value could be substantial and could cause GMAC's results to not meet the expectations of securities analysts and investors. Even if the merger is consummated, these fluctuations will continue to impact GMAC's results of operations as described above for as long as the warrants are outstanding.

If GMAC is deemed to be an investment company, it may be required to institute burdensome compliance requirements and GMAC's activities may be restricted, which may make it difficult for us to complete a business combination, or GMAC may be required to incur additional expenses if it is unable to dissolve after the expiration of the allotted time periods.

        If GMAC is deemed to be an investment company under the Investment Company Act of 1940, it may be subject to certain restrictions that may make it more difficult for it to complete a business combination, including:

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  restrictions on the nature of GMAC's investments; and

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  restrictions on the issuance of securities.

        In addition, GMAC may have imposed upon it certain burdensome requirements, including:

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  registration as an investment company;

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  adoption of a specific form of corporate structure; and

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  reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

        To this end, the proceeds from GMAC's initial public offering held in the trust account may be invested by the trust agent only in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, GMAC intends to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940.

        In addition, if GMAC does not complete a business combination on or prior to October 23, 2008, GMAC's fourth amended and restated certificate of incorporation (a) provides that GMAC's corporate powers will automatically thereafter be limited to acts and activities relating to dissolving and winding up GMAC's affairs, including liquidation, and (b) requires that, within 15 days after the expiration of the allotted time periods, GMAC's board of directors adopt a resolution finding GMAC's dissolution advisable and that it provide notice as soon as possible thereafter of a special meeting of stockholders to vote on GMAC's dissolution. If GMAC's stockholders do not approve its dissolution in a timely manner or at all, GMAC will not be able to liquidate and distribute the trust account to holders of GMAC's common stock sold in GMAC's initial public offering for an extended period of time or indefinitely, and, consequently, it may be deemed to be an investment company.

        If GMAC is deemed to be an investment company at any time, it will be required to comply with additional regulatory requirements under the Investment Company Act of 1940 which would require additional expenses for which it has not budgeted.

GMAC does not have any operations and PBI has never operated as a public company. Fulfilling GMAC's obligations as a public company after the merger with PBI will be expensive and time consuming.

        PBI, as a private company, has not been required to prepare or file periodic and other reports with the SEC under applicable federal securities laws, to comply with the requirements of the federal securities laws applicable to public companies, or to document and assess the effectiveness of its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Although GMAC has maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to its activities, GMAC has not been required to establish and maintain such disclosure controls and procedures and internal control over financial reporting as will be required of GMAC after the merger as a result of its becoming a public company with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, following the merger, GMAC will be required to implement additional corporate governance practices and adhere to a variety of reporting requirements and accounting rules. Compliance with these obligations will require significant time and resources from GMAC's management and finance and accounting staff and will significantly increase GMAC's legal, insurance and financial compliance costs. As a result of the increased costs associated with being a public company after the merger, GMAC's operating income as a percentage of revenue will likely be lower.

GMAC must comply with Section 404 of the Sarbanes-Oxley Act of 2002 in a relatively short timeframe.

        Section 404 of the Sarbanes-Oxley Act of 2002 requires GMAC to document and test the effectiveness of its internal control over financial reporting in accordance with an established control framework and to report on its management's conclusion as to the effectiveness of the internal control over financial reporting. GMAC also must have an independent registered public accounting firm test the internal control over financial reporting and report on the effectiveness of such controls. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and GMAC's stock price.

        GMAC may incur significant costs to comply with these requirements. GMAC may in the future discover areas of internal control over financial reporting that need improvement, particularly following the merger with PBI. Further, GMAC and its auditors may experience greater difficulty in establishing a system of internal control over financial reporting once GMAC is an operating company. There can be no assurance that remedial measures will result in adequate internal control over financial reporting in the future. Any failure to implement the required new or improved control, or difficulties encountered in their implementation, could materially adversely affect GMAC's results of operations or could cause GMAC to fail to meet its reporting obligations. If GMAC is unable to conclude that it has effective internal control over financial reporting, or if its auditors are unable to provide an unqualified report regarding the effectiveness of internal control over financial reporting as required by Section 404, investors may lose confidence in the reliability of GMAC's financial statements, which could result in a decrease in the value of its securities. In addition, failure to comply with Section 404 could potentially subject GMAC to sanctions or investigation by the SEC or other regulatory authorities.

Provisions in GMAC's organizational documents and Delaware law may inhibit a takeover of GMAC, which could limit the price investors might be willing to pay in the future for GMAC's common stock and could entrench management.

        GMAC's certificate of incorporation and by-laws contain, and upon consummation of the merger and adoption of the changes reflected in the amendment proposals, will contain, provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. These provisions include a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred stock. GMAC's board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, at any annual meeting only a minority of the board of directors will be considered for election. Since GMAC's "staggered board" would prevent its stockholders from replacing a majority of GMAC's board of directors at any annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders.

        GMAC is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for GMAC's securities.

Risks if the adjournment proposal is not approved.

        GMAC's board of directors is seeking approval to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and votes of proxies in the event there are insufficient votes for, or otherwise in connection with, the merger proposal, the 2008 Plan proposal, or any of the amendment proposals. If the adjournment proposal is not approved, and an insufficient number of votes has been obtained to authorize the consummation of the merger, GMAC's board of directors will not have the ability to adjourn the special meeting to a later date and, therefore, will not have more time to solicit votes to approve the consummation of the merger. In such event, the merger would not be completed and, GMAC would be required to dissolve.

Risks Relating to GMAC's Securities

The AMEX will require GMAC to submit a new listing application, subject to the initial listing requirements, in connection with the proposed merger with PBI or another business combination. The AMEX may delist GMAC's securities from trading on its exchange, which could limit investors' ability to effect transactions in its securities and subject GMAC to additional trading restrictions.

        GMAC's securities are listed on the AMEX, a national securities exchange. GMAC cannot assure you that its securities will continue to be listed on the AMEX in the future. In connection with the proposed merger with PBI, the AMEX has informed GMAC that it will require GMAC to file a new listing application and meet its initial listing requirements, as opposed to its more lenient continued listing requirements. GMAC cannot assure you that it will be able to meet those initial listing requirements.

        If the AMEX delists GMAC's securities from trading on its exchange in the future, it could face significant material adverse consequences, including:

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  a limited availability of market quotations for its securities;

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  the determination that GMAC common stock is a "penny stock," which would require brokers trading in GMAC common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for GMAC common stock;

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  more limited amount of news and analyst coverage for GMAC;

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  decreased ability to issue additional securities or obtain additional financing in the future; and

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  decreased ability of GMAC security holders to sell their securities in certain states.

GMAC intends to issue shares of GMAC's common stock to PBI's securityholders in the business combination, and may issue a substantial number of shares in connection with required earnout payments, which could result in material dilution to the equity interest of GMAC's stockholders.

        Pursuant to the merger agreement, GMAC will issue $15 million aggregate amount of shares of GMAC's common stock to holders of PBI common stock and options upon consummation of the merger. In addition, GMAC will make earnout payments to such PBI securityholders in 2009, 2010, 2011, and in certain circumstances, future periods, if PBI attains certain annual performance targets. These earnout payments will be made in cash, additional shares of GMAC common stock, or a combination thereof. While we cannot determine with certainty the size of any such payments, given they are contingent upon future performance, if (i) PBI achieves the maximum earnout amount of $36 million, (ii) GMAC elects to make earnout payments entirely in shares of its common stock (and assuming that holders of GMAC common stock exercise their conversion rights with respect to the maximum number of 2,249,999 shares), and (iii) the number of earnout shares payable in any period is determined on the basis of a price per share similar to the value of the cash in trust per share of $8.28 as of June 30, 2008, then, in connection with potential earnout payments to PBI's former equity holders in 2009, 2010, 2011, GMAC would issue approximately 4.35 million shares of its common stock, in the aggregate. The issuance of these additional shares of GMAC's common stock could significantly dilute the equity interest of GMAC's current stockholders and may adversely affect prevailing market prices for GMAC's common stock. In addition, if the benefits achieved by GMAC as a result of the satisfaction of the conditions triggering the issuance of the earnout shares do not outweigh the dilutive impact of those issuances, GMAC's earnings per share could suffer.

The market price of GMAC's securities is likely to be highly volatile and subject to wide fluctuations.

        The market price of GMAC's securities could be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond its control, including:

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  announcements of new products or services by its competitors;

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  demand for its services;

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  changes in the pricing policies of its competitors;

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  changes in government regulations; and

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  delisting by AMEX of GMAC's securities.

        Further, the stock market has historically experienced significant price and volume fluctuations that have particularly affected the market price of the stock of many blank check companies. Market fluctuations such as these may seriously harm the market price of GMAC's securities.

There is no guarantee that a market for GMAC's securities will be maintained, which would adversely affect the liquidity and price of GMAC's securities.

        GMAC's units have been listed on the AMEX since October 24, 2006 and its common stock and warrants began trading separately on the AMEX on November 27, 2006, and as a result GMAC has limited prior market history. The price of GMAC's securities may vary significantly due to reports of operating losses, the filing of periodic reports with the SEC and general market or economic conditions. Furthermore, an active trading market for GMAC's securities may not be sustained and there can be no assurance that GMAC's securities will continue to be listed on AMEX following the merger. You may be unable to sell your securities unless a market can be sustained.

If the merger is completed and the actual or expected benefits of the merger do not meet the expectations of financial or industry analysts, the market price of GMAC's common stock may decline.

        The market price of GMAC's common stock may decline as a result of the merger if:

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  GMAC does not achieve the perceived benefits of the merger as rapidly as, or to the extent anticipated by the public or, financial or industry analysts; or

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  the effect of the merger on GMAC's financial results is not consistent with the expectations of financial or industry analysts.

        Accordingly, investors may experience a loss as a result of a decreasing stock price and GMAC may not be able to raise future capital, if necessary, in the equity markets. Failure to complete the merger could negatively impact the market price of GMAC's common stock and may make it more difficult for GMAC to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, causing investors to experience a loss on their investment.

If securities or industry analysts do not publish research or if they publish unfavorable research about GMAC's business following the merger, the market price and trading volume of GMAC's securities could decline.

        The trading market for GMAC's securities following the merger depends in part on the research and reports that securities or industry analysts publish about GMAC or its business following the merger. As a public company with no significant operations and as a private company, respectively, neither GMAC nor PBI currently have research coverage by securities industry analysts and GMAC might still not have such research coverage following the merger. If no or few securities or industry analysts commence coverage of GMAC, the market price of its common stock would be adversely impacted. In the event GMAC obtains securities or industry analyst coverage following the merger, if one or more of the analysts who covers GMAC downgrades its securities or publishes unfavorable research about its business, GMAC's market price would likely decline. If one or more of these analysts ceases coverage of GMAC or fails to publish reports on GMAC regularly, demand for the GMAC's ordinary shares could decrease, which could cause the market price or trading volume of the GMAC's ordinary shares to decline.

GMAC's outstanding warrants may have an adverse effect on the market price of its common stock.

        GMAC has issued and outstanding warrants to purchase up to 15,250,000 shares of common stock. The sale, or even the possibility of sale, of the shares underlying the warrants could have an adverse effect on the market price for GMAC's shares of common stock and other securities or on GMAC's ability to obtain future financing. If and to the extent GMAC's warrants are exercised, you may experience dilution to your holdings.

The exercise by GMAC's initial stockholders or the stockholders of PBI of their registration rights may have an adverse effect on the market price of GMAC common stock.

        GMAC's initial stockholders, including all of its directors and officers, are entitled to make a demand that GMAC file a registration statement to register their shares of common stock issued prior to GMAC's initial public offering and the warrants sold in the private placement, including any shares of common stock issuable upon exercise of such warrants, at any time commencing 90 days prior to the expiration of the transfer restrictions on such securities. If GMAC's initial stockholders, including all of its directors and officers, exercise their registration rights with respect to all of their shares of common stock, including those underlying the warrants issued in the private placement, then there will be an additional 6,812,500 shares, or an additional 60.6% of the post-offering shares of GMAC's common stock, eligible for trading in the public market (assuming no exercise of the underwriters' over-allotment option and no exercise of warrants by GMAC's public stockholders). For as long as 2,682,900 shares of GMAC common stock held by GMAC's management are subject to transfer restrictions pursuant to the restriction agreements, such shares are not eligible for registration as described above.

        The presence of these additional shares of common stock held by the initial stockholders, including all of its directors and officers, and the former stockholders of PBI trading in the public market may have an adverse effect on the market price of GMAC's common stock.

GMAC may issue shares of its capital stock in connection with the 2008 Plan, one or more acquisitions or for capital raising or other corporate purposes in the future, which could result in material dilution to the equity interest of GMAC's stockholders.

        If the merger is completed and the amendment proposal adopted, GMAC will have an authorized capital consisting of 200,000,000 shares of common stock and 5,000 shares of preferred stock, of which an estimated 15.9 million shares of common stock and no shares of preferred stock will be outstanding upon consummation of the merger. In the future, GMAC may issue shares of its capital stock in connection with the 2008 Plan, one or more acquisitions or business combinations or for capital raising or other corporate purposes. The issuance of these additional shares of GMAC's common stock or any number of shares of GMAC's preferred stock may significantly dilute the equity interest of GMAC's current stockholders; may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to GMAC's common stock; and may adversely affect prevailing market prices for GMAC's common stock.

FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains "forward-looking statements" referring to GMAC or PBI that are not historical facts. These forward-looking statements may be made directly in this proxy statement/prospectus, including the Annexes attached to this proxy statement/prospectus and made a part hereof, and may include statements regarding the period following completion of the merger.

        These forward-looking statements are based on current projections about operations, industry conditions, financial condition, and liquidity. Words such as "may," "should," "plan," "predict," "potential," "anticipate," "estimate," "expect," "project," "intend," "believe," "may impact," "on track," and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger, or our businesses identify forward-looking statements. You should note that the discussion of GMAC's reasons for the merger, as well as other portions of this proxy statement/prospectus, contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

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  difficulties encountered in identifying and consummating appropriate acquisitions and integrating acquired entities;

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  approval of the transactions by the GMAC stockholders;

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  the number and percentage of GMAC stockholders voting against the merger and exercising their conversion rights;

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  the satisfaction of closing conditions to the transaction;

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  the loss of any one of PBI's major customers or a significant reduction in orders from those customers;

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  competitors of PBI may introduce new services and products that PBI's customers prefer to PBI's services and products;

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  seasonality in the equipment market for the DBS subscription television industry in the United States;

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  the timing and amount of, or cancellation or rescheduling of, orders for PBI's services and products;

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  PBI's ability to develop, introduce, ship and support new products and product enhancements and manage product transitions;

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  reductions in price of products offered by PBI's competitors;

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  PBI's ability to adapt to emerging and evolving industry standards and technological developments by PBI's competitors and customers;

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  PBI's ability to achieve cost reductions;

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  PBI's ability to obtain sufficient supplies of sole or limited source components for its products;

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  PBI's ability to maintain competitive pricing and quality for services and products that depend on outsourced production;

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  PBI's ability to achieve and maintain production volumes and quality levels for its products;

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  PBI's ability to maintain the volume of products sold and the mix of distribution channels through which they are sold;

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  fluctuations in demand for PBI's products and services; and

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  telecommunications, radio frequency, satellite and wireless market conditions specifically and economic conditions generally.

        The above list is not intended to be exhaustive and there may be other factors that would preclude GMAC and PBI from realizing the predictions made in the forward-looking statements including those described under "Risk Factors" above. PBI operates in a continually changing business environment and new factors emerge from time to time. GMAC and PBI cannot predict such factors or assess the impact, if any, of such factors on their respective financial positions or results of operations. Accordingly, GMAC stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus.

        All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to GMAC, PBI or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither GMAC nor PBI undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

MARKET AND INDUSTRY DATA AND FORECASTS

        Information in this proxy statement/prospectus about the DTH and related industries, including data and forecasts about the industry in general and our customers and suppliers in particular, are based on information we obtained from industry publications and surveys and internal company sources and in some cases are based on assumptions made by us. Although we believe that the information provided by third parties is generally accurate and reliable, we have not independently verified any of that information. While we are not aware of any misstatements regarding any industry data presented in this proxy statement/prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption "Risk Factors."

THE SPECIAL MEETING

Special Meeting

        We are furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the GMAC board of directors for use at the special meeting in connection with the proposed merger. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the special meeting.

Date, Time and Place

        We will hold the special meeting at 10:00 a.m. Eastern Time, on October 21, 2008 at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022 to vote on the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal, and if necessary, the adjournment proposal.

Purpose of the Special Meeting

        At the special meeting, we are asking holders of GMAC common stock to:

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  adopt the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of GMAC common stock in connection therewith;

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  adopt the amendment and restatement of GMAC's fourth amended and restated certificate of incorporation, which includes the following proposals:

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  name change proposal - change GMAC's name from "Granahan McCourt Acquisition Corporation" to "Pro Brand International Group, Inc.";

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  authorized shares proposal - increase the number of authorized shares of common stock from 100,000,000 shares to 200,000,000 shares;

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  blank check and reverse stock split proposal - remove certain provisions of Article Third and remove Article Fifth and Article Eleventh in their entirety, as these provisions were put in place when GMAC completed its initial public offering in connection with GMAC being a blank check company and will no longer be applicable to GMAC following the merger, and remove certain provision of Article Fourth relating to a reverse stock split that was completed in connection with GMAC's initial public offering and is no longer applicable to GMAC; and

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  director class proposal - amend Article Sixth of the certificate of incorporation to clarify when the terms of the three classes of directors expire;

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  adopt the 2008 Plan;

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  elect eight members of the board of directors to serve from the completion of the merger until their successors are elected and qualified; and

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  adopt the proposal to adjourn the special meeting, if necessary.

Recommendation of the GMAC Board of Directors

        The members of GMAC's board of directors:

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  each have unanimously determined that the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and the adjournment proposal are fair to and in the best interests of GMAC and its common stockholders;

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  each have unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and the adjournment proposal;

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  each unanimously recommend that GMAC common stockholders vote "FOR" the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement;

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  each unanimously recommend that GMAC common stockholders vote "FOR" each of the proposals to amend and restate GMAC's fourth amended and restated certificate of incorporation;

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  each unanimously recommend that GMAC common stockholders vote "FOR" the proposal to adopt the 2008 Plan;

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  each unanimously recommend that GMAC common stockholders vote "FOR" the election of the director nominees as set forth in the director election proposal; and

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  each unanimously recommend that GMAC common stockholders "FOR" the proposal to adjourn, if necessary, the special meeting.

Record Date; Who is Entitled to Vote

        The record date for the special meeting is October 3, 2008. Record holders of GMAC common stock at the close of business on the record date are entitled to vote or have their votes cast at the special meeting. On the record date, there were 14,062,500 outstanding shares of GMAC common stock.

        Each share of GMAC common stock is entitled to one vote per share at the special meeting.

        Pursuant to letter agreements with GMAC, the shares of GMAC common stock issued prior to GMAC's initial public offering (which are all held by GMAC's directors and officers) will be voted on the merger proposal in the same manner as how the majority of the shares of common stock held by all other GMAC stockholders are voted on the merger proposal. The holders of such common shares of GMAC stock are free to vote any shares held by them, that were issued in GMAC's initial public offering or afterwards as they see fit and are free to vote all of their common stock, however obtained, on the other proposals as they see fit.

        GMAC's issued and outstanding warrants do not have voting rights and record holders of GMAC warrants will not be entitled to vote at the special meeting.

Quorum

        The presence, in person or by proxy, of a majority of all the outstanding shares of GMAC common stock constitutes a quorum at the special meeting. Abstentions and broker non-votes will count as present for purposes of establishing a quorum at the special meeting.

Voting Your Shares

        Each share of GMAC common stock that you own in your name entitles you to one vote. Your proxy card shows the number of shares of GMAC common stock that you own.

        There are two ways to vote your shares of GMAC common stock at the special meeting:

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  You can vote by signing and returning the enclosed proxy card.  If you vote by proxy card, your "proxy," whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the GMAC board "FOR" the adoption of the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and the adjournment proposal.

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  You can attend the special meeting and vote in person.  We will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares.

Who Can Answer Your Questions About Voting Your Shares

        If you have any questions about how to vote or direct a vote in respect of your GMAC common stock, you may call Morrow & Co., LLC, GMAC's proxy solicitor, at 800-607-0088 or Ellyn M. Ito, GMAC's Chief Administrative Officer, at (609) 333-1200.

No Additional Matters May Be Presented at the Special Meeting

        The special meeting has been called only to consider the adoption of the merger proposal, each of the amendment proposals, the 2008 Plan proposal, the director election proposal and the adjournment proposal. Under GMAC's bylaws, other than procedural matters incident to the conduct of the meeting, no other matters may be considered at the special meeting if they are not included in the notice of the GMAC meeting.

Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

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  You may send another proxy card with a later date;

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  You may notify Ellyn M. Ito, GMAC's Chief Administrative Officer, in writing before the special meeting that you have revoked your proxy; or

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  You may attend the special meeting, revoke your proxy, and vote in person.

Vote Required

        The adoption of the merger agreement and the transactions contemplated by the merger agreement will require the affirmative vote of (i) a majority of the shares of GMAC common stock issued in GMAC's initial public offering actually voting upon the merger proposal and (ii) a majority of the shares of GMAC common stock actually voting upon the merger proposal. However, not withstanding the outcome of the voting, GMAC will not be able to complete the merger if holders of 20% or more of the shares of GMAC's common stock issued in GMAC's initial public offering vote against the merger proposal and elect a cash conversion of their shares.

        The adoption of each of the proposals to amend and restate GMAC's fourth amended and restated certificate of incorporation will require the affirmative vote of the majority of the shares of GMAC common stock issued and outstanding on the record date.

        The adoption of the 2008 Plan proposal will require the affirmative vote of a majority of the shares of GMAC common stock represented in person or by proxy and entitled to vote at the special meeting.

        The eight director nominees at the special meeting will be elected by the vote of a plurality of the shares of GMAC common stock represented in person or by proxy and entitled to vote at the special meeting.

        The adoption of the adjournment proposal will require the affirmative vote of the holders of a majority of the shares of GMAC common stock represented in person or by proxy and entitled to vote at the special meeting.

        The adoption of the merger proposal is not conditioned on any other proposal. The adoption of each of the amendment proposals, the 2008 Plan proposal and the director election proposal is conditioned on the adoption of the merger proposal. The adjournment proposal is not conditioned on any other proposal.

Abstentions and Broker Non-Votes

        If your broker holds your shares in its name and you do not give the broker voting instructions, under the rules of the AMEX, your broker may not vote your shares on any of the proposals to be considered at the special meeting. This is referred to as a "broker non-vote." Broker non-votes are considered present for the purposes of establishing a quorum for purposes of the special meeting. If you abstain from voting or do not vote or do not instruct your broker how to vote, it will have no effect on the merger proposal, assuming that a quorum from the special meeting is present. If you do not vote or do not instruct your broker how to vote, it will have the same effect as voting against each of the amendment proposals but will have no effect on the 2008 Plan proposal, the director election proposal or the adjournment proposal, assuming that a quorum for the special meeting is present. If you "abstain" from voting, it will have the same effect as voting against each of the amendment proposals, the 2008 Plan proposal and the adjournment proposal. Abstentions will have no effect on the director election proposal.

Conversion Rights

        Pursuant to GMAC's certificate of incorporation, a holder of shares of GMAC's common stock issued in its initial public offering may, if the stockholder votes against the merger, demand that GMAC convert such shares into cash. If so demanded, GMAC will convert each such share of common stock into a pro rata portion of the trust account. If you exercise your conversion rights, then you will be exchanging your shares of GMAC common stock for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if you continue to hold these shares through the effective time of the merger and then tender your stock certificate to GMAC.

        The merger will not be consummated if the holders of 20% or more of the shares of common stock issued in GMAC's initial public offering exercise their conversion rights. If the merger is not completed, then these shares will not be converted into cash at this time. However, GMAC will be liquidated if it does not consummate a business combination on or prior to October 23, 2008. If a liquidation were to occur on October 24, 2008, GMAC estimates approximately $1.87 million in interest would accrue on the amounts that are held in trust through such date, which would result in a trust balance of approximately $93.79 million, or $8.34 per share. This amount, less any liabilities not indemnified by David C. McCourt and not waived by the creditors, would be distributed to the holders of the 11,250,000 shares of common purchased in GMAC's initial public offering. Shares that are not voted or are broker non-voted or where the stockholder abstains from voting shall not in any event be eligible to be converted into cash upon completion of the merger.

Conversion Procedures

        If you wish to exercise your conversion rights, you must:

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  affirmatively vote against approval of the merger proposal;

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  demand that your shares of GMAC common stock be converted into cash in accordance with the procedures described in this proxy statement/prospectus; and

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  ensure that you comply with the procedures described below.

        If you hold shares in "street name," your bank or broker must, by 5:00 P.M., New York City time, on October 20, 2008, the business day prior to the special meeting, electronically transfer your shares to the DTC account of Continental Stock Transfer & Trust Company, GMAC's stock transfer agent, and provide Continental Stock Transfer & Trust Company with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Continental Stock Transfer & Trust Company stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the closing of the merger. If your bank or broker does not provide each of these documents to Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, attn: Mark Zimkind, tel. (212) 845-3287, fax (212) 616-7616 by 5:00 p.m., New York City time, on October 20, 2008, the business day prior to the special meeting, your shares will not be converted.

        If you hold physical stock certificates, you must present such physical stock certificates, together with the necessary stock powers, written instructions and the certificate referred to above to Continental Stock Transfer & Trust Company at the address above.

        If you demand conversion of your shares, and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Continental Stock Transfers & Trust Company, at the telephone number stated above, to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the commencement of the special meeting.

        Continental Stock Transfer & Trust Company can assist with this process. We urge stockholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these additional procedures. If such stockholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

        Any action that does not include a vote against the merger proposal will prevent you from exercising your conversion rights.

Solicitation Costs

        GMAC is soliciting proxies on behalf of the GMAC board of directors. This solicitation is being made primarily by mail but GMAC and its directors, officers and employees may also solicit proxies in person, by telephone or by e-mail. These persons will not be paid for doing this. GMAC has engaged Morrow & Co., LLC, located at 470 West Avenue, Stamford, Connecticut, a professional proxy solicitation firm, to provide customary solicitation services for an initial fee of $15,000 plus an additional fee of $7,500 to be paid if the merger is consummated plus expenses.

        GMAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. GMAC will reimburse them for their reasonable expenses.

Stock Ownership

        At the close of business on the record date, GMAC's initial stockholders, including all of its directors and officers, as a group were entitled to vote approximately 2,812,500 shares of GMAC common stock, or 20% of the then outstanding shares of GMAC common stock. These shares have a market value of $23.06 million based on GMAC's common stock price of $8.20 per share as of September 29, 2008. These shares were purchased for an aggregate of $2,000. The directors and officers of GMAC and initial stockholders of GMAC prior to its initial public offering of securities have agreed pursuant to or are bound by letter agreements with GMAC to vote their shares of GMAC common stock issued prior to the initial public offering in the same manner as how a majority of the shares of common stock held by all other GMAC stockholders are voted on the merger proposal. They are entitled to vote the shares acquired by them in or subsequent to the initial public offering as they see fit and have indicated that they will vote any shares acquired by them in or subsequent to the initial public offering in favor of the merger proposal. Following the closing, 2,682,900 of these shares will be subject to transfer restrictions and forfeiture provisions pursuant to restriction agreements further described under "The Merger Agreement—Restriction Agreements." As of September 29, 2008, none of the officers or directors of GMAC had acquired any shares of common stock in the open market. Based solely upon information contained in public filings made with the SEC, as of September 29, 2008, the following stockholders beneficially owned greater than five percent of GMAC's issued and outstanding common stock:

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  Citigroup Global Markets Inc. beneficially owned 2,550,000 shares of GMAC common stock, representing approximately 18.1% of the GMAC common stock outstanding.

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  David C. McCourt beneficially owned 1,874,400 shares of GMAC common stock, representing approximately 13.3% of the GMAC common stock outstanding.

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  HBK Investments LP beneficially owned 1,379,400 shares of GMAC common stock, representing approximately 9.8% of the GMAC common stock outstanding.

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  Fir Tree, Inc. beneficially owned 1,378,400 shares of GMAC common stock, representing approximately 9.8% of the GMAC common stock outstanding.

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  Bulldog Investors beneficially owned 1,293,568 shares of GMAC common stock, representing approximately 9.2% of the GMAC common stock outstanding.

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  QVT Financial LP beneficially owned 1,278,450 shares of GMAC common stock, representing approximately 9.1% of the GMAC common stock outstanding.

THE MERGER PROPOSAL

        The discussion in this document of the merger and the principal terms of the merger agreement, as amended, by and among GMAC, Satellite Merger Corp., a wholly-owned subsidiary of GMAC, PBI, and certain equityholders of PBI, is subject to, and is qualified in its entirety by reference to, the merger agreement. A copy of the merger agreement, as amended, is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. We urge you to read this agreement in its entirety.

General Description of the Merger

        The merger agreement, as amended, provides for the merger of Satellite Merger Corp. with and into PBI. The merger agreement was executed on April 24, 2008, and the amendment to the merger agreement was executed on September 3, 2008. Following consummation of the merger, PBI will continue as the surviving company and a wholly-owned subsidiary of GMAC, and the separate corporate existence of Satellite Merger Corp. shall cease.

Aggregate Merger Consideration

        Through extended negotiations between GMAC and PBI, the parties agreed that the aggregate merger consideration to be paid by GMAC would be:

  •
  Shares of GMAC common stock with an aggregate value of $15 million and an aggregate of $50 million in cash to be issued or paid at closing (or, in respect of certain options, in the beginning of 2009). The number of shares to be issued in the merger will be determined based on the price per share that a holder of shares of GMAC common stock issued in GMAC's initial public offering would be entitled to in the event of a liquidation of GMAC, assuming the liquidation were to occur on the closing date. The merger consideration will be allocated among the equityholders of PBI on a pro rata basis; however, the cash consideration payable in respect of each option to acquire PBI stock will be reduced by the exercise price in respect of such option.

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  A portion of the merger consideration, consisting of shares of GMAC common stock with an aggregate value of $3 million and $8.25 million in cash will be held in escrow by an escrow agent on behalf of the persons who held shares of PBI common stock and options as of the closing of the merger for purposes of satisfying indemnification claims that GMAC may successfully assert against PBI stockholders. These shares and the cash will be released, pro rata, to the persons who held shares of PBI common stock and options as of the closing of the merger on the first anniversary of the closing date. Release of the merger consideration held in escrow is subject to the resolution of any post-closing disputes regarding indemnification claims.

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  In addition, GMAC will make earnout payments to the holders of PBI common stock and options in 2009, 2010, 2011, and in certain circumstances, future periods, if PBI attains certain annual performance targets. We have included a table on page 11 under the heading "Summary—The Merger and the Merger Agreement" and page 94 under the heading "The Merger Agreement—Earnout" illustrating the potential impact of any earnout payments (i) at assumed performance levels of PBI that result in payments each year below the maximum potential earnout amount and (ii) at the threshold performance levels of PBI that would result in the maximum potential earnout amount of $12 million being paid in each year. However, in no event will the aggregate earnout payments exceed $36 million. GMAC may make such payments entirely in cash, entirely in shares of GMAC common stock or in a combination of cash and shares of GMAC common stock determined, with respect to each PBI equity holder participating in the earnout, at the election of GMAC's board of directors. If GMAC were to make all earnout payments made in shares of its common stock, GMAC could issue a maximum of approximately 4.35 million shares, which would imply a total of 6.2 million shares of GMAC common stock to be issued to PBI as aggregate merger consideration (including shares issued to PBI at closing), or 30.5% of the total outstanding shares after such issuance.

        We expect that holders of PBI common stock and options (who will be cashed out in connection with the merger) will hold approximately 11.4% of the outstanding shares of GMAC common stock immediately following the closing of the merger, based on 14,062,500 shares of GMAC common stock outstanding as of September 29, 2008 and based on the assumption that the merger occurs on October 23, 2008, the last date on which closing is possible before liquidation occurs. If the merger is consummated and any of GMAC's stockholders exercise their conversion rights, this percentage will increase.

        GMAC and PBI plan to complete the merger promptly after the special meeting, provided that:

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  GMAC's stockholders have adopted the merger agreement;

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  holders of less than 20% of the shares of common stock issued in GMAC's initial public offering vote against the merger proposal and demand conversion of their shares of common stock into cash; and

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  the other conditions specified in the merger agreement have been satisfied or waived.

        If the GMAC stockholder approval has not been obtained at that time or any other conditions have not been satisfied or waived, the merger will be completed promptly after the GMAC stockholder approval is obtained or the remaining conditions are satisfied or waived. The merger will become effective when the articles of merger are filed with the Georgia Secretary of State or at such later time as is specified in the articles of merger.

Background of the Merger

        The terms of the merger agreement are the result of arm's-length negotiations between representatives of GMAC and PBI over an extended period of time.

  GMAC Background

        GMAC was formed on July 10, 2006 to acquire control of one or more assets or operating businesses in the telecommunications or media industries. A registration statement for GMAC's initial public offering was declared effective on October 18, 2006. On October 24, 2006, GMAC sold 11,250,000 units in its initial public offering. Each of GMAC's units consists of one share of GMAC common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the initial public offering entitles the holder to purchase from GMAC one share of common stock at an exercise price of $6.00. GMAC's units began public trading on October 19, 2006. GMAC's warrants and common stock have traded separately since November 27, 2006. GMAC received net proceeds of $87,150,000 from its initial public offering and the sale of warrants to David C. McCourt in a private placement. Of those net proceeds, approximately $85,050,000 (plus an additional $3,600,000 attributable to a deferred underwriters' discount) has been placed in a trust account and will not be released until the earlier of (i) the completion of an initial transaction or (ii) GMAC's liquidation.

        Subsequent to GMAC's initial public offering, GMAC's management, with the consent of GMAC's board of directors, developed certain criteria in order to attempt to systematically narrow the universe of prospective business combination candidates. These criteria included, among others, whether the company was in the media and/or telecommunications industries, whether the company's revenue and net income were large enough at prevailing valuation levels to meet the 80% net asset requirement in GMAC's certificate of incorporation, the company's general financial condition including whether the company had a history of positive EBITDA and net income, whether the company and its sector had a history of growth and prospects for further growth, whether the company would in GMAC's view otherwise have qualified to pursue an initial public offering, whether the owners were interested in pursuing a transaction, whether the company had audited financial statements and the quality of the company's management team. GMAC primarily focused on two types of targets within the telecommunications and media sectors: (i) divisions of existing public companies that were not a principal focus of such companies and were thus candidates for divestiture, and (ii) private companies with strong management teams in sectors that provided opportunities for consolidation. PBI fell into the second category.

        During the period from the consummation of GMAC's initial public offering through April 24, 2008, GMAC was involved in sourcing and evaluating prospective businesses regarding potential business combinations, including PBI. In its efforts to identify an appropriate acquisition target, GMAC's management team reviewed SEC filings to determine whether there were initial public offerings of telecommunications and/or media companies that were filed but not consummated during the 18 months prior to and 12 months subsequent to GMAC's initial public offering. The management team also contacted more than 20 investment banks, private equity firms, and venture capital firms in order to locate potential acquisition targets. GMAC's management team also contacted various telecommunications and media industry executives with whom they maintained relationships to inform them that GMAC was looking to acquire an operating business in the media or telecommunications industries. This ongoing review process resulted in the identification of numerous potential acquisition targets and a priority target list of less than 20 companies.

        Once a potential business combination target had been identified, GMAC's management team, generally Patrick Tangney, GMAC's chief financial officer, or Gopi Sundaram, GMAC's vice president—business affairs, conducted an initial review of the company and, when available, its financial statements to determine whether such target was a viable candidate based on a variety of factors including, but not limited to, the nature of the business; the size of the business based on revenue, EBITDA, net income, assets and liabilities; the target's general financial condition; an assessment of where the potential target fit in its relevant industry sector; an overview of the prospects of the industry in general and the potential target in particular; whether members of the management team and board of directors had prior experience with the company or companies in similar industry sub-sectors; the manner in which the proceeds from GMAC's trust fund would be used in connection with a business combination transaction with the target (such as to fund further growth and development, reduce indebtedness, general working capital or merger consideration); whether the target company would likely meet the minimum valuation threshold of 80% of GMAC's net assets at the time of the acquisition; whether the owners were potentially interested in entering into a transaction; whether the owners were willing to negotiate on an exclusive basis; and the experience and capabilities of the target's management team.

        If this review was satisfactory, GMAC's management team sought to execute a non-disclosure agreement and to commence preliminary due diligence in an attempt to identify, at an early stage, those candidates that were viable acquisition candidates and those that were not. Upon conducting such an initial due diligence review of a company, the GMAC management team, generally including one or more of Messrs. McCourt, Tangney and Sundaram, held discussions on each target to determine whether or not to proceed with discussions. As discussions progressed, GMAC also took into account the quality of the discussions with a potential target's management and owners concerning post-merger company strategy, the ways that GMAC would benefit the target company and other factors.

        GMAC entered into discussions with several companies that it believed met most or all of its acquisition criteria. It exchanged information with certain of these companies, including business plans and financial information and held bilateral management presentations. GMAC declined to continue discussions on some opportunities because it did not believe the financial characteristics, business dynamics, management teams, attainable valuations and/or transaction structures were suitable. There were also companies that decided not to engage in a sale or business combination with any party, some that were not interested in pursuing a transaction with GMAC specifically based on its publicly traded status, capital structure or ability to close with sufficient certainty or speed and some which decided to accept competitive bids from other acquirers. GMAC attempted to source opportunities both proactively and reactively, and given the mandate to find a suitable business combination partner, did not limit itself to any one sector within the media and telecommunications industries or to any type of transaction structure (i.e. percentage of cash vs. percentage of stock).

        GMAC made initial proposals for business combinations to a number of potential targets in addition to PBI and, after further due diligence, had substantive discussions beyond the level of an initial proposal, including in some cases agreeing to basic transaction terms through executed letters of intent and beginning to negotiate transaction documents, with three other parties. The first of these companies was a subsidiary of a large Europe-based multinational company. Despite initial interest, the parent company decided not to sell. The second potential target company was an online media company based in the United States. After conducting detailed financial due diligence, GMAC decided not to continue discussions when the company failed to meet certain near-term financial projections, which generated concerns about the company's value, growth potential and management's ability to forecast near-term performance. The third potential target company was a Middle East-based media technology company owned by a private equity fund. Although both parties reached agreement on the basic terms of a transaction and the target company met many of GMAC's criteria, GMAC concluded that there was meaningful risk that the company would not meet growth objectives over the medium term that depended on broadening the company's focus into areas where the management team had limited experience.

        Discussions with each of these companies, together with discussions with other targets at a less advanced level, overlapped in part with discussions with PBI. Through GMAC's process of review and elimination, GMAC had ceased active discussions with all companies other than PBI and the third company noted above by February 2008. GMAC believed that there was a strong congruence of outlook between GMAC and PBI as to opportunities for further growth for PBI, including potentially as a consolidator, and prospects for the satellite sector more generally, among other matters. In April 2008, GMAC's management and board of directors concluded that a transaction with PBI would be in the best interest of GMAC's shareholders and, based on the status of negotiations, had a high degree of likelihood of resulting in a definitive agreement, and further decided to discontinue active discussions with other parties to focus solely on PBI.

        GMAC's determination that PBI was the most suitable business combination candidate available to GMAC was based on the characteristics of the business, which GMAC felt were highly attractive, including its history of revenue and earnings before interest, taxes, depreciation and amortization growth and potential growth prospects, potential future cash flow generation, management team, long-term established relationships with leading customers in the satellite space, expertise in additional satellite sectors not historically targeted such as very small aperture terminals, high level of customer retention, international growth opportunities, product suite, expertise in product design and development, including software, and feasibility of consummating a transaction in time, among other factors, in addition to the transaction terms, which the GMAC board of directors believes are attractive to the stockholders of GMAC. In addition, the board of directors took into account the quality of the discussions that had taken place with PBI since late 2007 concerning the company's strategy and ways that GMAC could enhance PBI's ability to grow. Given the substance of such discussions and the spirit of partnership in which they took place, GMAC's management and board of directors believed based on the interaction up to and since that time that a combination of GMAC and PBI would benefit both parties.

  PBI Background

        During early 2007, PBI management investigated various means of enhancing its operations through strategic acquisitions and other opportunities that would help it to be competitive in the business of designing and developing satellite antenna and radio frequency systems, to diversify its product mix in a manner that would better utilize its strengths and technological know-how, and to expand its customer base and geographic reach. PBI management also explored ways to create future liquidity for its shareholders and potentially access the public capital markets. On April 25, 2007, the Board of Directors of PBI held a meeting at which time it was decided to pursue a strategic acquisition and, on May 29, 2007, PBI engaged Near Earth, LLC ("Near Earth"), a financial advisory firm, to assist PBI in its investigation and analysis. This investigation determined that the strategic acquisition was not in PBI's best interest, but the relationship with Near Earth was continued to investigate the possibility of an acquisition of PBI by a financial or strategic investor that would help it to achieve, among its other objectives, an acceleration of the expansion of the business with an investor or buyer in a position to capitalize on the company's experienced personnel, established reputation and strong market position.

        As part of its strategic alternatives process for PBI, Near Earth contacted a variety of strategic and financial entities believed to have interests or investments in fields related to PBI's business activities. Near Earth provided marketing and due diligence materials to a limited number of interested parties and arranged conversations or meetings with management. As the process developed, it became clear to PBI that it could maximize value for its shareholders and best fulfill PBI's long term potential through a negotiated merger with GMAC. In particular, PBI management felt a transaction with GMAC could be structured more as a partnership for the future versus an outright sale of the company. PBI saw GMAC's management team and board of directors as bringing to the partnership important financial, business development and acquisition expertise as well as significant international media and telecommunications relationships that would help PBI accelerate its growth, business diversification and product and geographic expansion in an industry that PBI management believes is likely to present consolidation opportunities. The merger would also give PBI a public stock currency, which PBI's management believes will be beneficial in terms of attracting and retaining key employees as well as in facilitating potential strategic acquisitions. The merger with GMAC was also seen as providing PBI shareholders with significant upfront liquidity in the form of cash and registrable stock, while providing them an anticipated value creation through earnout provisions and the potential increase in the value of GMAC common stock.

Chronology of the Merger

        On July 20, 2007, PBI re-engaged Near Earth, LLC to locate potential investors or purchasers of its business. Over the next several months Near Earth conducted due diligence, performed financial analysis and created models and assisted PBI to prepare marketing materials. In October 2007, Near Earth and PBI launched a search for a potential investor or purchaser.

        On October 16, 2007, Hoyt Davidson of Near Earth telephoned the management of GMAC to inquire if GMAC would be interested in exploring an acquisition of PBI. Near Earth subsequently provided GMAC's management with an executive summary and business overview of PBI.

        On October 20, 2007, representatives of Near Earth and representatives of GMAC held a teleconference call in which Mr. Tangney, who then acted in an advisory capacity to GMAC, discussed the performance of PBI, potential acquisition structures and valuation.

        On October 24, 2007, Patrick Tangney contacted representatives of Near Earth indicating that GMAC may have an interest in further exploring a potential transaction with PBI.

        During that call and a series of further conversations that took place in the following weeks, Mr. Tangney learned about the basic financial and operational history and expectations regarding PBI and ascertained that PBI would potentially consider a business combination involving PBI and GMAC. During this period, Mr. Tangney and the GMAC team began building a financial model on PBI, conducted research on PBI and peers of PBI in the satellite and radio frequency design sector, communications equipment sector, and relevant software sectors, among others, in addition to companies with a history of operating in China and companies with similar size and capital structure characteristics. Mr. Tangney and Gopi Sundaram, currently the vice president—business affairs of GMAC, began preparing a variety of analyses of PBI for use within GMAC's management and by the GMAC board of directors, including benchmarking of PBI's historical and projected performance across various financial and operating metrics and capital structure compared to peers, run rate performance, historical return on capital and equity, and a variety of valuation analyses including discounted cash flow analysis, implied valuation based on the trading levels of potentially comparable companies and implied valuation based on precedent transactions. At the same time, an analysis of PBI's strategic positioning, size of its current and potential markets, and PBI's strengths, weaknesses, opportunities and risks was conducted by GMAC's management. GMAC management solicited input from a number of investment bankers during this period, including from underwriters Deutsche Bank Securities Inc. ("Deutsche Bank"), Maxim Group, L.L.C ("Maxim Group") and others.

        On October 26, 2007, GMAC retained Maxim Group as a financial advisor in connection with identifying and evaluating potential business combinations. GMAC had previously engaged Deutsche Bank as the underwriter of its initial public offering.

        On October 30, 2007, representatives of GMAC and Near Earth held a teleconference call during which the representatives further discussed potential transaction structures and company valuations.

        On November 20, 2007, Mr. Davidson of Near Earth updated Mr. Tangney of GMAC on PBI's recent financial performance and other due diligence matters and the two continued their discussions regarding potential transaction structures and valuation.

        On December 4, 2007, Mr. Tangney of GMAC and Mr. Davidson of Near Earth discussed via telephone economic terms of the transaction including the structure of possible earnouts and the components of the purchase price consideration. Mr. Tangney outlined a potential proposal pursuant to which GMAC would acquire 100% of PBI based on initial consideration of $70 to 75 million, with at least 50% in cash, with an opportunity for PBI to receive earnout payments equal to $5 for every $1 by which PBI's 2008 EBITDA exceeded $14.5 million.

        Mr. Tangney and Mr. Sundaram continued their analyses of PBI and began certain supplemental analyses involving working capital, cash flow and credit. On December 8, 2007, Mr. Tangney presented some summary analysis and basic diligence questions to GMAC and a discussion took place on the potential attractiveness of PBI and whether time should be allocated to proceed. The result of this discussion was that GMAC decided to continue analyzing the opportunity.

        On December 10, 2007, Mr. Tangney and Mr. Davidson discussed further via telephone the economic terms of a potential transaction including the structure of an earnout payment and the components of the purchase price consideration. Mr. Tangney also made a request for additional due diligence information including a financial model and relevant industry research. Mr. Davidson relayed to Mr. Tangney PBI's desire to achieve through payments at closing and an earnout structure the possibility of total merger consideration at or above $100 million. Mr. Davidson also told Mr. Tangney that PBI was interested in receiving GMAC common stock as part of a transaction and that a majority of the initial consideration would need to be in cash. Mr. Tangney and Mr. Davidson also discussed comparable company valuations.

        Between December 8 and December 17, 2007, Mr. McCourt consulted with members of the GMAC board of directors on matters including, among other things, PBI. On December 12, 2007, Mr. Kuni Takahashi of Near Earth sent some further diligence materials to GMAC.

        In November and December, GMAC held further meetings with financial advisors and underwriters to discuss the potential transaction and further discussions with PBI and its advisors on PBI's business and strategy.

        On December 17, 2007, Mr. Tangney emailed to representatives of Near Earth an initial draft of a letter of intent setting forth proposed terms of a proposal acquisition transaction between GMAC and PBI. The draft proposed initial consideration of $72.5 million, including $50 million of cash, and that GMAC would pay the remaining initial consideration in GMAC shares after assuming any long-term indebtedness of PBI. The draft further proposed that PBI would receive earnout payments for achieving in excess of a target EBITDA with adjustments of $14.5 million for 2008, or $5 for each $1 above the base target level, and further provided for certain bonuses to management and for the eventual provision of an option pool. Mr. Tangney, in providing an overview of the letter to Mr. Davidson by phone, noted that GMAC considered earnout payments for multiple periods an important device in aligning management and selling shareholder incentives with GMAC's shareholders by providing an incentive to achieve certain performance targets and that in a final version of any letter, GMAC and PBI should seek to structure earnout payments over several years.

        On December 18, 2007, Mr. Davidson responded to Mr. Tangney providing comments and proposed revisions to the draft letter of intent. Among other things, the comments noted that PBI intended to deliver a balance sheet without long-term debt and with positive working capital at closing. Mr. Davidson proposed certain revisions to the letter including that PBI receive at least two seats on the board of directors, the initial consideration be increased from $72.5 million to $75 million, that the cash consideration be increased from $50 million to $55 million, and that earnout payments based on performance in 2008 and 2009 increase with greater performance. Specifically, Mr. Davidson suggested that payments ratchet upwards from $5 for every $1 of EBITDA above the base target level to $7 for every $1 of EBITDA above the base target level, and that 50% of the payments be in cash. Mr. Davidson also requested that the letter be revised to change the exclusivity provisions so that not only PBI, but also GMAC, would be providing exclusivity on a mutual basis. Mr. Davidson noted that there were certain small minority investments that the owners of PBI wished to retain. GMAC reviewed the proposed changes and Messrs. Davidson and Tangney agreed to defer further discussion of merger terms until after GMAC had a chance to conduct onsite due diligence at PBI.

        On December 21, 2007, Mr. Tangney, Mr. Sundaram and Mr. Davidson met with management of PBI at PBI's offices in Marietta, Georgia. Mr. & Mrs. Shou and Mr. Crownover gave Messrs. Tangney and Sundaram a tour of the facility, presented a summary of PBI's operations, products and financial prospects and answered due diligence questions. The parties also discussed company strategy and the strategic merits of the proposed transaction.

        On December 29, 2007, representatives of GMAC and Near Earth exchanged emails and discussed the results of the site visits on December 21, 2007 and discussed additional revisions to the letter of intent.

        On January 2, 2008, Messrs. Tangney and Davidson discussed via telephone the economic terms of the proposed transaction, including the purchase price, the amount of cash and common stock that would constitute the purchase price and the terms of a proposed earnout. Mr. Davidson reiterated PBI's desired level of total merger consideration, but clarified that PBI would be willing to accept $75 million at closing comprised of $55 million of cash and $20 million of GMAC shares with the balance coming through a two year earnout structure. Mr. Davidson reiterated PBI's desire to complete the transaction on the basis of a stock sale given the tax consequences to its shareholders and noted that PBI was willing to allow for reasonable escrow accounts to protect GMAC's shareholders. Mr. Tangney said both parties would need to continue to evaluate the tax consequences of the transaction structure. The parties also agreed to arrange a meeting between Mr. McCourt and PBI's senior management and to provide GMAC with access to a virtual data room for due diligence documents.

        On January 4, 2008, Near Earth provided due diligence materials to representatives of GMAC, Maxim Group and Deutsche Bank.

        On January 9, 2008, Mr. Tangney sent via e-mail to representatives of Near Earth revised terms for a letter of intent that reflected conversations and due diligence as of that date. The revised proposal included initial consideration of $75 million for 100% of the equity of PBI (and excluding certain small minority equity holdings), that would be paid in a combination of $20 million in GMAC common stock and $55 million in cash, plus earnout payments contingent upon PBI's performance, with the structure subject to continued tax review and the potential impact of cash payments that might be required to be made to dissenting shareholders. GMAC agreed to the concept of a ratchet proposed by Near Earth for earnout payments (that the payments increase with greater performance) but suggested that the initial level be $4 for each dollar of EBITDA above an agreed base target rather than $5 and ratchet up to $6 rather than $7. GMAC further proposed that an initial amount of earnout payments in each year be in cash, with amounts above an initial amount payable in cash or GMAC shares at the discretion of GMAC's board of directors. GMAC agreed that PBI should receive two seats on the board of directors. Near Earth representatives requested that the parameters of the earnout structure be made more favorable to PBI. The two parties also agreed that PBI would provide a 45 day exclusivity period to GMAC upon reaching a successful execution of the letter of intent.

        On January 13, 2008, Mr. McCourt met with representatives of PBI at PBI's offices located in Marietta, Georgia and discussed the potential transaction, the industry, management experience and goals, and company strategy and opportunities.

        On January 15, 2008, representatives of GMAC and Near Earth held a teleconference call in which they discussed the results of Mr. McCourt's meeting with representatives of PBI. The GMAC representatives requested that certain due diligence materials be made available to its attorneys, Debevoise & Plimpton LLP ("Debevoise").

        On January 17, 2008, Near Earth provided the requested due diligence materials to representatives of Debevoise and Mr. Tangney sent a revised letter of intent to representatives of Near Earth.

        On January 18, 2008, representatives of GMAC and Near Earth met via teleconference call to further discuss the proposed terms of the transaction including targeted valuation parameters, escrow terms and potential lock-up agreement for PBI management. Later that day, Mr. Tangney provided to the Near Earth representatives a revised letter of intent. The revised letter of intent was substantially similar to the draft terms of January 9, 2008. The principal differences were that the earnout ratchet mechanism was modified to range from $4.50 to $6.50 for every dollar of achieved EBITDA above the base target level (versus $4.00 to $6.00 in the previous draft terms) and an escrow concept was introduced pursuant to which, subject to due diligence, a reasonable escrow would be agreed representing at least 10% of the initial consideration.

        On January 19, 2008, GMAC and Near Earth representatives held a conference call to discuss additional terms of the proposed transaction, including potential tax effects of the transaction structure and the overall mechanics of the transaction.

        On January 21, 2008, the board of directors of PBI met to discuss the terms and conditions set forth in the letter of intent. The PBI board of directors approved the proposed letter of intent and authorized the legal and accounting review of the transaction. On January 22, 2008, Mr. Davidson telephoned Mr. Tangney to inform GMAC of the decision of the PBI board of directors.

        On January 22, 2008, representatives of Moore Colson, PBI's independent auditors, and representatives of PBI's attorneys, Kilpatrick Stockton LLP ("Kilpatrick"), reviewed the letter of intent.

        On January 29, 2008, representatives of Moore Colson and representatives of Pressman Ciocca Smith, the independent auditors of GMAC, met via teleconference call to discuss the accounting and tax impacts of the proposed transaction.

        On January 30, 2008, Mr. Tangney and Mr. Davidson discussed via telephone call the structure of the proposed transaction. On February 1, 2008, Messrs. Tangney and Davidson further discussed via telephone call the tax effects of the above transaction.

        On February 2, 2008, Mr. Tangney sent to Mr. Davidson a revised letter of intent clarifying that the merger consideration was no longer subject to any tax-related effects of using a stock purchase structure and further defining other terms of the transaction. On February 3, 2008, Messrs. Tangney and Davidson discussed via telephone call the treatment of expenses, exclusivity and non-compensation, registration of securities with the SEC and financial targets. Mr. Davidson requested that GMAC agree to mutual exclusivity and reiterated the request in an e-mail the morning of February 4, 2008. Mr. Tangney replied by e-mail that GMAC would not agree to mutual exclusivity.

        On February 4, 2008, representatives of Kilpatrick and Debevoise discussed via teleconference call the letter of intent and negotiated the final terms thereof. Mr. McCourt spoke to members of the GMAC board of directors on February 3, 2008 and February 4, 2008. This final letter of intent was substantially similar to the version of January 18, 2008, with a number of items described in greater detail.

        On February 5, 2008, representatives of PBI executed the letter of intent and representatives of Near Earth provided the executed letter of intent to GMAC representative.

        On February 6, 2008, GMAC provided an executed letter of intent to Near Earth and representatives from GMAC, Near Earth, PBI, Kilpatrick and Debevoise met via teleconference to discuss timing and planning of the proposed transaction. Also on February 6, 2008, representatives of GMAC, Near Earth, Moore Colson and Pressman Ciocca Smith met via teleconference call to discuss the accounting and proposed timeline for the proposed transaction.

        On February 8, 2008, representatives of GMAC, Near Earth, PBI, Moore Colson, Pressman Ciocca Smith, Kilpatrick and Debevoise met at Kilpatrick's office in Atlanta, Georgia to discuss the planning and timing of the transaction. At this meeting, PBI presented to the meeting an overview of its company and its strategy. Pressman Ciocca Smith also commenced an audit of PBI after this meeting.

        The GMAC board met on February 13, 2008 and discussed PBI, among other matters.

        Commencing on February 14, 2008, weekly status calls were held each Tuesday among advisers and each Thursday with the representatives from all parties during the course of the negotiations and preparation of the merger agreement. In addition a number of other calls and meetings were held related to due diligence, accounting, taxes, post-transaction strategy and other matters of interest to PBI and GMAC.

        On March 13, 2008, GMAC's board and management held a board meeting to discuss PBI, among other matters. Mr. Tangney and Mr. Davidson also discussed via telephone the outstanding merger agreement issues including PBI's desire to fix the $55 million cash amount at closing, levels and periods for indemnifications, definition of adjustments that had been discussed in calculating EBITDA for earnout purposes, means of determining the number of GMAC shares to be given to PBI at closing and for future earnout payments, provisions and price adjustments for PBI's working capital level at time of closing, senior management contracts and representations and warranties to be given.

        On March 19, 2008, Debevoise sent Kilpatrick a request via e-mail on behalf of GMAC to extend GMAC's exclusivity period. Mr. Tangney and Mr. Davidson also discussed via telephone the outstanding merger agreement issues, but agreed to postpone final negotiation until such time as GMAC and its advisors could complete their due diligence.

        Between March 24, 2008 and March 28, 2008, Mr. McCourt and Mr. Shou had several conversations by phone and in person regarding the key open issues in the merger agreement.

        On April 2, 2008, the parties agreed to extend the period of exclusivity under the letter of intent from April 3, 2008 to April 23, 2008, and during this period negotiations and the exchange of draft transaction documents continued among GMAC, PBI and their respective counsel. Based on its due diligence review and ongoing discussions with PBI and Near Earth, Mr. Tangney conveyed to Mr. Davidson on April 6, 2008 and April 7, 2008 GMAC's willingness to fix the initial consideration of $55 million in cash and $20 million in stock and the two discussed, together with other representatives of GMAC and PBI, modifying certain of the transaction terms, including, among other things, changing the earnout to be payable over 3 years rather than 2 years in order to provide an even greater incentive to PBI management to achieve growth by extending the period of time to qualify for contingent earnout payments. After discussion, GMAC and PBI agreed to make such changes. The final earnout mechanism modified the multiples used in the first year downward to range from $2.25 for every dollar of achieved EBITDA above base target level to $3.25 (from $4.50 to $6.50 originally) and added an additional year with a range of multiples from $2.8125 to $4.0625. GMAC and PBI further agreed to define more specifically how the payment of cash to any dissenting GMAC shareholders would be treated and agreed that GMAC would have certain rights to reduce the cash portion of earnout payments in 2009 and 2010 depending upon the level, if any, of its shareholders exercising their rights of dissent. Negotiations on the other merger agreement items and the exchange of draft transaction documents and initial drafts of the proxy and associated disclosure materials, continued among GMAC, PBI and their respective counsel over the next two weeks. On April 9, 2008 GMAC engaged Houlihan Smith to prepare a fairness opinion. The engagement letter provided for a flat fee of $100,000 for provision of the opinion with no part of the fee contingent upon completion of the merger. PBI's board of directors initially approved entering into the merger agreement on April 22, 2008 based on the draft as of that date and GMAC's board held a meeting on April 21, 2008 to discuss the transaction.

        In the course of April 23 and 24, 2008, the parties agreed on the final terms of the merger agreement and the related transaction documents.

        On April 23, 2008, the GMAC board received the fairness opinion of Houlihan Smith.

        On April 24, 2008, the GMAC board unanimously approved the merger agreement and related transaction documents and the PBI board of directors also approved the merger agreement and related transaction documents. Thereafter, the merger agreement and certain related transaction documents were executed by the parties.

        Also on April 24, 2008, GMAC filed a Current Report on Form 8-K announcing that it had met the condition under its Fourth Amended and Restated Certificate of Incorporation that permits it until October 24, 2008 to complete an initial acquisition.

        On April 30, 2008, GMAC filed a Current Report on Form 8-K announcing, among other things, the execution of the merger agreement and discussing the terms of the merger agreement. Since that time, GMAC and PBI have been finalizing the drafting of this proxy statement/prospectus.

        On May 12, 2008, GMAC filed the initial version of this registration statement on Form S-4. Subsequently, GMAC filed Amendments No. 1, 2 and 3 to the Form S-4 on June 26, 2008, July 17, 2008, and July 29, 2008, in addition to filing quarterly reports on Form 10-Q on May 12, 2008 and August 8, 2008.

        Subsequent to the filing of Amendment No. 3 to the Form S-4, GMAC and PBI executives, together with their advisors, met to discuss equity market conditions and the proposed transaction. On July 30, 2008, a meeting took place at the offices of Maxim involving Messrs. McCourt and Tangney and representatives of Maxim Group and on the same date a meeting took place at the offices of Deutsche Bank involving Messrs. McCourt, Shou, Tangney and Sundaram and representatives of Deutsche Bank. In the weeks that followed, GMAC and PBI executives, as part of their regular discussions about the business, industry, transaction and market conditions, held a series of discussions concerning potential modifications that could be made to the contemplated transaction with the intention of enhancing the attractiveness of the transaction to GMAC's public shareholders. On August 11, 2008, David McCourt and Philip Shou discussed categories of modifications that could be made to potentially benefit GMAC's shareholders. Among other things, this discussion considered ways to lower the consideration being paid for PBI, simplify the contemplated earnout, and further align the interests of GMAC management with the success of the combined company in such a way that would reduce dilution to GMAC's public shareholders in the event the combined company fails to meet certain performance targets (as measured by the requirement of the combined company to make earnout payments).

        On August 13, 2008, Mr. Shou met with the board of directors of PBI to update PBI's directors on equity market conditions and the ongoing discussions concerning potential modifications to the transaction.

        Mr. McCourt discussed the potential changes with individual members of GMAC's board of directors on August 12, 2008 and August 14, 2008.

        Subsequently, further discussions took place involving variously Messrs. McCourt, Shou, Crownover, Tangney and Mr. Davidson of PBI's advisor Near Earth on August 14, 18, 20, 21, 26, 27, and 28, as well as September 1 and 2. These discussions related to the same general topics and centered on the implementation of the changes in the three basic categories described above.

        By August 21, 2008, there was a general consensus among the management teams of GMAC and PBI that it would be advisable to lower the initial consideration being paid to PBI, lower the overall earnout payments, make the earnout payments at different performance thresholds lower, create a cap on potential earnout payments, and adopt restrictions, including vesting and forfeiture terms, on the shares in GMAC held by GMAC's management team.

        By September 2, 2008, the specific mechanisms for achieving the above changes were agreed to and documented. These changes, described in "The Merger Agreement", consisted, among other things, of lowering the initial consideration to PBI's shareholders from $75 million to $65 million by lowering the initial cash consideration by $5 million and the initial stock consideration by $5 million; lowering the multiples applied in determining the earnout payments based on PBI's performance in 2008, 2009, and 2010; imposing an aggregate cap of $36 million on potential earnout payments to PBI; and tying GMAC management's shares to the earnout of PBI so that GMAC's management shares would be subject to transfer restrictions at the closing of the merger, with such transfer restrictions being lifted in parallel with earnout payments being made and in proportion to the percentage of the aggregate earnout cap of $36 million PBI achieves during the earnout period, and with any shares as to which transfer restrictions would not be lifted during such period being forfeited.

        GMAC's board of directors approved the proposed amendments to the merger agreement and the proposal by GMAC's management team to add restrictions to their shares at a meeting of the board of directors on September 3, 2008, while PBI's board of directors approved the amendments to the merger agreement on September 2, 2008. A press release announcing the proposed changes and amendment was released on the morning of September 4, 2008 and GMAC filed a Form 8-K on the same date with the amendment and a short presentation summarizing some of the key changes and their impact.

Certain Financial Forecasts and Projections

        PBI and GMAC exchanged financial and operating information, including financial projections, at various points over the course of their discussions. PBI initially shared with GMAC certain historical financial results and projections on October 18, 2007. As shown in the table below, in October 2007 PBI estimated that 2007 revenue and EBITDA before adjustments would be approximately $117 million and $13 million, respectively, 2008 revenue and EBITDA before adjustments would be approximately $150 million and $17 million, respectively, and 2009 revenue and EBITDA before adjustments would be approximately $182 million and $20 million, respectively. The projections did not reflect actual financial results for any periods after August 2007 and hence were estimates for all periods from August 2007 onward. Projections for 2007 and future years were developed by PBI based on its actual performance, run rates, backlog of orders, ongoing discussions with current and potential customers, observed behavior of competitors, trends in the satellite industry affecting its current and potential customers, and other factors. PBI expected that its gross margins and net income margins would increase slightly as a function of scale economies and other factors, while its EBITDA margins would remain relatively stable in the 11%-12% range.

  Multi-year Financial Projections from Executive Summary, October 2007

	2006	2007E	2008E	2009E
Revenue	$89.6	$116.7	$150.3	$181.9
% Growth		30.2%	28.8%	21.0%
Gross Profit	$15.6	$18.6	$24.3	$29.6
Gross Margin	17.4%	15.9%	16.2%	16.3%
EBITDA	$10.5	$13.0	$17.0	$20.4
% Margin	11.7%	11.1%	11.3%	11.2%
Net Income	$7.0	$7.5	$9.9	$12.1
% Margin	7.8%	6.4%	6.6%	6.7%

        Following the signing of the letter of intent between PBI and GMAC, in a meeting at the offices of PBI's counsel in February 2008, PBI reiterated its belief that the company would achieve the projections for 2008 and 2009 noted above and further confirmed that PBI's actual 2007 results exceeded the original estimates provided to GMAC. The table below compares the actual 2007 results to the original estimate shared with GMAC.

  Comparison of Original Projections for 2007 with Actual Results for 2007

	2007 Results
	Projected	Actual	Projections Exceeded By
Revenue	$116.7	$132.0	13%
Gross Profit	$18.6	$20.6	11%
EBITDA	$13.0	$14.6	12%
Net Income	$7.5	$8.5	13%

  Q1 2008 Actual Financials and Revised Revenue and Gross Margin Forecasts—March / April 2008

        As PBI reviewed its actual performance for the first quarter of 2008 based on internal management reports, it noted to GMAC as part of the regular dialogue with GMAC that PBI would exceed its original budget for the first quarter and hence expected its full year 2008 results to be higher than originally forecast. After further discussion, PBI decided to revise upwards its forecasts for revenue and gross profit for 2008. The table below briefly describes the original and revised forecasts for 2008.

  2008 Original Versus Revised Forecast

	2008E
	Original Projection (October 2007)	Revised Projection (March 2008)
Sales	$150.3	$158.5
Gross Profit	$24.3	$26.0

        GMAC's management developed a financial model as part of GMAC's ongoing due diligence. In building its model, GMAC examined PBI's historical performance, including pricing and volume of various products over time, competition in the marketplace, research and development expenses, capital expenditure, number of employees and employee efficiency, and other factors that influence revenue, net income, EBITDA and other financial performance metrics. GMAC further compared the historical drivers of the business to potential future performance. In doing so, GMAC, among other things, evaluated PBI's contracts, order backlog, held discussions with current and potential customers of PBI, and more generally evaluated the potential demand and pricing for PBI's current products and products under development. GMAC developed a number of scenarios, including "downside" cases that assumed, among other things, reductions in pricing, volumes and revenue and lesser decreases in expenses, "operating" cases examining PBI's projected performance given its current customer set, potential new customers or contracts and potential synergies from a transaction, and "upside" cases that assumed greater improvements in performance and potential benefits from industry consolidation and other factors.

        Among the factors that informed GMAC's "operating" case assumptions concerning potential levels of demand, volumes and pricing and how they could affect revenue, in addition to PBI's run rate performance, existing customer orders, contracts and orders yet-to-be-consummated but under active discussion, GMAC attempted to take into account secular trends in the satellite industry, PBI's track record with regard to projections, and potential to increase the number of customers PBI serves and the amount of business PBI does with each customer.

        With regard to secular trends in the satellite industry, GMAC observed that, in the case of DBS satellite providers, there has been an increase in gross subscribers of such companies and an increase in upgrades to equipment for existing customers. Additional gross subscribers (which are new subscribers without taking into account subscriber losses) and equipment upgrades to existing DBS subscribers are both relevant to PBI, since in both cases equipment from suppliers such as PBI must be purchased. Hence, these factors contribute directly to overall order levels from DBS companies, and, taken together with the percentage of such orders that PBI receives, contribute materially to PBI's revenue. GMAC believes the rate of growth of gross additions to DBS subscribers and equipment upgrades to existing DBS subscribers are both related in part to the increase in HD programming from DBS satellite providers in North America. According to public filings, DIRECTV alone is expected to grow to nearly 150 national HD channels by the end of 2008 from an estimated less than 20 in 2006. DIRECTV and EchoStar are expected to continue to increase gross additions of subscribers. According to industry research, DIRECTV experienced growth in HDTV subscribers of approximately 91% from 2006 to 2007 and it is expected that DIRECTV will continue to experience such growth in HDTV subscribers over the next several years averaging above 34%. EchoStar experienced growth in HDTV subscribers above 84% from 2006 to 2007 and it is expected that EchoStar will continue to experience growth in such subscribers over the next several years averaging above 26%, according to industry research. According to an analyst research report and public filings, DIRECTV is estimated to have upgraded equipment for more than 4.9 million customers in 2007 and had about 3.8 million gross additions of subscribers. Industry research estimates that while 43% of DIRECTV's new subscribers are requesting HD programming, only 19% of the current installed base is receiving such programming. As a result, according to an analyst research report, DIRECTV is expected to upgrade antenna systems for around 22 million subscribers over the next five years. The high bandwidth requirement for HD channels also results in the need for larger satellite fleets for these providers, which in turn results in the need for sophisticated antenna systems that can accept and process feeds from multiple satellites. We believe these trends have contributed to PBI's recent growth and expect them to continue to contribute to revenue growth in the future.

        The "operating" case projections shown below assume, among other things, that PBI can increase the volume of products it sells to existing customers and replace existing products with new products at a rate that allows PBI to maintain / increase the average prices it receives over its product portfolio by allowing newer products with higher prices to offset older products with lower prices, that PBI can increase the number of customers it serves over time, that the growth in costs of employees will be less than that of revenue, and that PBI may increase spending on research and development in association with developing new products. The projections do not include any specific assumptions concerning potential strategic actions that could have a material effect on PBI's projections, such as mergers and acquisitions.

  Basic Projections Through 2009

	2007A	2008E	2009E
Revenues	$132.0	$160	$219
EBITDA	$14.6	$18	$27
Net Income	$8.6	$11	$16

  Important Information About Financial Forecasts and Projections.

        The financial forecasts described above were not prepared with a view toward public disclosure and are included in this proxy statement/prospectus only because they were exchanged by management of PBI and GMAC for purposes of engaging in discussions with respect to the merger and are included to give the stockholders of GMAC access to information that is not publicly available. You should not place undue reliance on the financial forecasts contained in this proxy statement/prospectus.

        The financial forecasts included in this proxy statement/prospectus were prepared by the respective managements of PBI and GMAC. Neither Pressman Ciocca Smith nor Moore Colson has examined, compiled or performed any procedures with respect to the financial forecasts and, accordingly, neither Pressman Ciocca Smith nor Moore Colson expresses an opinion or any other form of assurance with respect thereto and assume no responsibility and disclaim any association with prospective financial information. The Pressman Ciocca Smith reports included in this proxy statement/prospectus relate to PBI's and GMAC's respective historical financial information. They do not extend to the financial forecasts and should not be read to do so. The financial forecasts were not prepared by PBI or GMAC management with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or generally accepted accounting principles in the United States.

        The financial forecasts are not guarantees of the performance of PBI or of the combined company. The financial forecasts are forward-looking statements that are subject to a number of significant risks, uncertainties and assumptions, and should be read with caution. See "Risk Factors" beginning on page 29. The financial forecasts are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and recent developments.

        While presented with numeric specificity, the financial forecasts reflect numerous important assumptions made by the management of each of PBI and GMAC in light of business, industry and market conditions at the time of their respective preparation. Many of these assumptions are beyond each company's control. The assumptions used by GMAC management, both to develop its forecasts and later to adjust its and PBI's forecasts, were not approved by PBI management, and the assumptions used by PBI management were not approved by GMAC management. Additionally, the assumptions underlying each set of financial forecasts were not the same. Since the time of the preparation of the financial forecasts, conditions in the satellite, radio frequency and antenna design industry and satellite and communications markets generally may have changed. In preparing the financial forecasts, management of each of the companies made assumptions regarding the following matters, among others:

  •
  future general economic trends, such as inflation rates;

  •
  conditions in the satellite, radio frequency and antenna design industry and satellite and communications markets generally;

  •
  selling prices for each of PBI's products;

  •
  maintenance of contracts and relationships currently in place;

  •
  growth in sales volumes through expansion in current markets and penetration of new markets;

  •
  potential cost reductions;

  •
  costs of raw materials and transport;

  •
  number of competitors, sales volumes and pricing of competitors;

  •
  employee wages and benefits; and

  •
  prevailing interest rates and their impact on future borrowing costs.

        There can be no assurance that the assumptions made in preparing the financial forecasts or the financial forecasts themselves will prove accurate. Actual results may be materially lower than the financial forecasts. In addition, the financial forecasts do not attempt fully to take into account any of the costs of the transactions contemplated by the merger agreement, including the costs of the merger and integration costs. Neither PBI nor GMAC intends to (and each of PBI, GMAC and the combined company specifically disclaims any obligation to) make publicly available any update or other revisions to the financial forecasts.

GMAC's Reasons for the Merger

  The Merger

        In reaching its decision to unanimously approve and adopt (and recommend that stockholders approve) the original merger agreement with PBI and to recommend that stockholders approve the merger agreement, the merger and related transactions, the GMAC board of directors consulted with its financial and legal advisors. The GMAC board of directors also considered, among others, the following factors and potential benefits of the merger with PBI, each of which was believed to support the decision of the board of directors:

  •
  growth potential of the candidate and its market segment;

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  financial condition and results of operation;

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  experience and skill of management, availability of additional personnel and willingness of existing management to continue following the completion of a transaction;

  •
  capital requirements;

  •
  competitive position;

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  barriers to entry into the specific industry space served by the candidates;

  •
  stage of development of the products, processes or services;

  •
  degree of current or potential market acceptance of the products, processes or services;

  •
  proprietary features and degree of intellectual property or other protection of the products, processes or services;

  •
  regulatory environment of the industry;

  •
  whether the business combination candidate is well positioned in the industry, with a scalable business model;

  •
  whether the market segment is fragmented and, if so, whether business combination candidate is positioned to take advantage of market consolidation;

  •
  whether the business combination candidate has demonstrated the ability to source, complete and integrate acquisitions;

  •
  whether the business combination candidate has demonstrated the ability to grow its business organically and improve customer market share;

  •
  whether there are significant identifiable risks associated with the business (e.g., legal, regulatory, reimbursement) or dependence on key personnel;

  •
  whether there are industry comparables for companies that are in the same or similar business against which GMAC can value this company;

  •
  needs for capital expenditures;

  •
  costs associated with effecting the business combination; and

  •
  whether a business combination with a particular candidate could be structured as a stock-for-stock transaction thereby preserving GMAC's cash to be used for future growth.

        In the opinion of GMAC's board of directors, PBI met, and continues to meet, the above criteria taken as a whole. For instance, with regard to growth potential of the candidate and its market segment, PBI's revenue grew by more than 47% from 2006 to 2007 and net income and EBITDA grew by approximately 86% and 79%, respectively. At the same time, PBI's customers experienced good growth, with industry research suggesting that DIRECTV experienced growth in gross additions of HDTV subscribers (not considering equipment upgrades to existing customers) above 91% from 2006 to 2007, and it is expected that DIRECTV will continue to experience such growth in gross additions of subscribers over the next several years averaging above 34%. Based on an analyst research report and public filings, DIRECTV is estimated to have upgraded equipment for more than 4.9 million customers in 2007 and had about 3.8 million gross additions of subscribers. In the VSAT space, an area where PBI has existing expertise, the number of VSAT sites is expected to grow to well above 2,000,000 sites and subscribers by 2010, according to industry research. From a financial perspective, in addition to its growth, PBI has a small amount of indebtedness and has a history of generating positive net income and EBITDA, together with positive working capital and relatively low capital requirements. Members of the management team of PBI, who will be continuing to serve after the merger is completed, have many years of relevant experience at both PBI and other companies or research institutions active in the satellite industry such as NASA, Scientific Atlanta, Raytheon, General Electric, Andrew Corporation, Hughes Network Systems and the US Army Research Labs. We believe PBI is well-positioned strategically given the strength of its management team and facilities, its existing customer relationships and potential to strengthen existing and develop new customer relationships. PBI's products are generally among the more advanced antenna systems used by its customers and PBI works closely with the engineering and product development groups of its customers. PBI is also in an industry where there are a number of small companies that would be logical candidates to participate in industry consolidation. We further believe that the composition of the consideration, including an earnout, helps to align the interests of PBI's management and selling shareholders with those of GMAC's shareholders and enhances the chances that PBI will continue to grow revenue, net income and EBITDA in the future. GMAC's board of directors also took into account risk factors it perceived, including those listed in the section "Risk Factors", and the relative attractiveness of a transaction with PBI versus other potential targets.

        In following GMAC's strategic, business and legal review methodology, the GMAC board considered certain additional factors in connection with its evaluation of the proposed merger with PBI. These factors included an evaluation of various positive and negative factors such as strengths and weaknesses of the business and the industry and strategic alignment, as well as evaluating the intangible, yet important factor of the ability for the GMAC board of directors to work closely and effectively with the PBI management team and board of directors.

        GMAC's board of directors made its final determination to recommend the merger based on the totality of the information collected during due diligence, both positive and negative, the structure of the merger, the valuation analyses undertaken by GMAC management and GMAC's assessment of the future growth opportunities for PBI and its ability to effectively deploy GMAC's capital.

        In considering the merger, the GMAC board of directors gave considerable weight to the following factors, both positive and negative.

Material Positive Factors (or Opportunities) Considered by GMAC

        GMAC believes the proposed merger between GMAC and PBI is in the best interests of GMAC and its stockholders for the following primary reasons:

  •
  attractive market and business strategy;

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  history of revenue and EBITDA growth;

  •
  management experience;

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  strength of engineering team and record of product innovation;

  •
  experience managing operations in China and East Asia;

  •
  as a business-to-business service provider, PBI benefits from consumer adoption of its customers' services but does not have to market directly to consumers;

  •
  opportunities for growth internationally;

  •
  opportunities to provide services and products in other satellite-related markets such as very small aperture terminals (VSAT); and

  •
  opportunities to participate in industry consolidation.

        GMAC believes PBI's revenue base, industry and market focus and business model make it an attractive company. After the proposed merger, GMAC's capital will be available for PBI's operations, including its continued growth through acquisitions.

  The terms of the merger agreement contain customary provisions for transactions of this type.

        The GMAC board of directors believes that the merger agreement contains customary provisions for transactions of this type, including customary representations, warranties, covenants and provisions providing for indemnification.

  PBI's fair market value exceeds 80% of GMAC's net assets (excluding the deferred underwriters' discount).

        The GMAC board of directors believes that because of the financial skills and background of several of its members, and also based on the fairness opinion the board received from Houlihan Smith, it was qualified to conclude that the merger with PBI met the requirement in GMAC's certificate of incorporation that its initial business combination must be for assets or with a target business whose fair market value is at least equal to 80% of GMAC's net assets (excluding the deferred underwriters' discount of $3.6 million) at the time of such acquisition.

Material Potentially Negative Factors (or Risks) Considered by GMAC

        GMAC's board of directors believes that each of the above factors supports its determination and recommendation to approve the merger. Notwithstanding the positive factors, the GMAC board of directors carefully considered certain potentially negative factors (or risks), among others, in its deliberations concerning the merger. In considering these potentially negative factors, the GMAC board of directors took into account the probability that these potential negative factors might occur and the degree to which PBI would be able to mitigate these potential risks. The material negative factors considered included:

  •
  a decline in the prospects for the satellite television industry could have a negative impact on PBI;

  •
  PBI operates in a competitive environment; improvements in the performance of competitors could harm PBI's business;

  •
  PBI substantially relies on a small number of products, customers and suppliers; and

  •
  PBI's customers do not have any long-term obligations to purchase minimum volumes of products or services from PBI.

        Additionally, GMAC's board of directors considered the risk that some of the current public stockholders of GMAC would vote against the merger and demand to redeem their shares for cash upon consummation of the merger, thereby depleting the amount of cash available to the company following the merger. GMAC's board of directors deemed this risk to be no worse with regard to PBI than it would be for other target companies and believes that PBI will still be able to implement its business plan even if the maximum number of public stockholders exercised their conversion rights and GMAC only received approximately 80% of the funds deposited in the trust account.

        This discussion of the information and factors considered by GMAC's board of directors in reaching its conclusions and recommendations with respect to the merger agreement and the merger with PBI includes all of the material factors considered by GMAC's board of directors but is not intended to be an exhaustive list. In view of the wide variety of factors considered by GMAC's board of directors in evaluating the merger agreement and the transactions contemplated by it, and the complexity of these matters, GMAC's board of directors did not find it practicable to, and did not attempt to, assign relative weight to those factors. In addition, different members of GMAC's board of directors may have assigned different weight to different factors in their individual deliberations.

Due Diligence

  Background

        A majority of the members of GMAC's board of directors have extensive experience in performing due diligence of acquisition targets and in valuing companies. David McCourt has held chief executive officer and other senior executive positions at companies that have acquired numerous businesses and engaged in sophisticated capital formation and recapitalization transactions and have performed business valuations assessing the merits of merger and acquisition transactions. Each of them either performed or supervised numerous due diligence efforts and valuations in the context of either buying, selling, or recapitalizing businesses. Furthermore, each of them has participated in the sourcing, evaluating and monitoring of numerous investments in the past.

        In arriving at its determination to approve the merger agreement with PBI, the members of GMAC's board of directors relied on the financial, industry, customer, capital market (equity valuations), product, business and legal information relating to PBI compiled by GMAC during the due diligence phase of the merger process. The GMAC board used a combination of the foregoing data and various related analyses, in addition to the experience and business judgment of its members, in evaluating a potential business combination with PBI and determining whether to approve the merger agreement with PBI. The board of directors of GMAC relied on industry, market analyst and investment banking reports which specifically addressed the dynamics in, and the valuations of companies involved in the design and manufacture of antenna systems and radio frequency products and accessories for the commercial satellite sector, including the DTH sector, and companies directly providing similar services to companies directly competing with commercial satellite operators. Furthermore, the GMAC board received a fairness opinion from Houlihan Smith & Company. In its fairness opinion, Houlihan Smith concluded that, as of April 23, 2008, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion (i) the purchase price is fair, from a financial point of view, to GMAC's stockholders, and (ii) the fair market value of PBI is at least equal to 80% of GMAC's net assets at the time of the merger. Houlihan Smith reviewed the terms of the amendment to the merger agreement and reaffirmed this opinion as of September 3, 2008. A copy of the fairness opinion, as reaffirmed, is attached as Annex D to this proxy statement/prospectus.

        In determining that the proposed merger was fair to and in the best interests of GMAC and its stockholders, in addition to reviewing financial information on PBI and other companies involved in the design and manufacture of antenna systems and radio frequency products for the commercial satellite sector and related sectors, in general, as well as communications equipment and relevant software companies more generally, companies with a history of operating in China and companies with similar size and capital structure characteristics, and the board reviewed publicly available information that the board felt was also relevant to an evaluation of PBI related to such companies. None of the companies reviewed, however, were identical to PBI. Nevertheless, the board felt that it was appropriate to review these companies given their belief that different industries tend to receive different valuations and the board wanted to focus its review on valuations placed on companies involved in the design and manufacture of antenna systems and radio frequency products for the commercial satellite sector and related sectors. Stockholders of GMAC should note, however, that analyses of comparable companies are not purely mathematical, but involve judgments concerning the similarities and differences between those companies and PBI.

        The board of directors did not rely on any single advisor, analysis or upon any one particular set of industry information in evaluating the proposed merger. Rather, the board reviewed the totality of the information collected by it, including, among other items, analyses performed by GMAC management, and GMAC's fairness opinion provider Houlihan Smith and other industry material. GMAC also benefited from the expertise of its underwriter, Deutsche Bank, and financial advisor, Maxim, in considering the merger with PBI.

  Valuation Summary

        GMAC's board considered, among other things, the financial and operational history and expectations regarding PBI, including financial models, conducted research on PBI and peers of PBI in the satellite and radio frequency design sector, communications equipment sector, and relevant software sectors, among others, in addition to companies with a history of operating in China and companies with similar size and capital structure characteristics. GMAC's board considered benchmarking of PBI's historical and projected performance across various financial and operating metrics and capital structure compared to peers, run rate performance, historical return on capital and equity, and a variety of valuation analyses including discounted cash flow analysis, implied valuation based on the trading levels of potentially comparable companies and implied valuation based on precedent transactions. At the same time, the board considered PBI's strategic positioning, the size of its current and potential markets, and its views on PBI's strengths, weaknesses, opportunities and risks. The board also consulted with a number of investment bankers during this period, including GMAC's underwriter, financial advisor and fairness opinion provider.

        In its valuation evaluation, as noted, the board of directors examined the implied trading multiples of public companies that could be considered comparable to PBI. In doing so, the board of directors evaluated a variety of multiples it considered relevant or potentially relevant, including firm value to revenue, equity value to net income, firm value to EBITDA, and equity value to free cash flow, among others. Given the different growth rates of various companies and PBI's recent growth rate, the board also evaluated growth-adjusted versions of the above multiples. Similarly, the board examined the implied multiples, to the extent available, from sales of companies that could be deemed comparable. In addition to examining discounted cash flow analyses, GMAC and its board of directors also discussed PBI, the industry and their prospects with current and potential customers and suppliers of PBI and individuals that GMAC believed were knowledgeable about the satellite industry.

        In developing the valuation analyses for the discounted cash flow analysis, GMAC estimated value based upon PBI's potential future free cash flow under a range of scenarios discounted at a rate reflecting risks inherent in its business and capital structure. The scenarios, described under "—Certain Financial Forecasts and Projections", included "downside", "operating" and "upside" cases. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. In calculating weighted average cost of capital, GMAC used a range of weighted average costs of capital that included various assumptions about capital structure, including PBI's historical leverage and alternatives based on leverage of others and a theoretical debt/equity ratio, in addition to sensitivities on the cost of equity. These analyses resulted in a range of values under different scenarios and the consideration being paid for PBI, including initial consideration and earnout payments, both under the original merger agreement and the merger agreement as amended on September 3, 2008, was within to below most of the range of outputs. GMAC's board concluded that the valuation was fair and attractive using a discounted cash flow analysis. Houlihan Smith reaffirmed its fairness opinion as of September 3, 2008, and reconfirmed its initial conclusions that the purchase price is fair, from a financial point of view, to GMAC's stockholders, and that the fair market value of PBI is at least equal to 80% of GMAC's net assets at the time of the merger.

        GMAC's board also examined the trading performance of a wide range of public companies that could potentially serve as comparable companies, including a narrower range that was deemed to be most similar to PBI financially and strategically, and precedent transactions, among other things. The public companies considered included EMS Technologies, Gilat Satellite Networks, Powerwave Technologies, ShoreTel, ORBCOMM, Anaren, Radyne Corporation, Big Band Networks, Optium Corporation, L-3 Communications Corporation, Harris Corporation, EchoStar Corporation, RF Micro Devices, Zinwell, Wistron NeWeb Corporation, Prime, CommScope LaBarge, Harmonic, Arris, and GSA Systems, among others. GMAC's board evaluated the trading performance of these and other companies, including the trading multiples noted above and growth-adjusted multiples, over time, noted that the total consideration being paid (both under the original merger agreement and the merger agreement as amended on September 3, 2008) was within to below most of the range of outputs in general and even more favorable on a growth-adjusted basis, and concluded that the valuation was fair and attractive based on the trading performance of other public companies deemed comparable. With regard to precedent transactions, GMAC's board examined precedent transactions involving companies in the radio frequency and antenna system design businesses, particularly for satellite companies. These transactions included, among others, the acquisition of Sirenza Microdevices by RF Micro Devices, the acquisition of Andrew Corporation by CommScope, and the acquisition of L-3 Communications by JANA Group. Based on the prices paid and implied multiples, the Board noted that the total consideration being paid (both under the original merger agreement and the merger agreement as amended on September 3, 2008) was below the range of outputs in general, and concluded that the valuation was fair and attractive based on the sales prices of other companies deemed comparable in precedent transactions.

        Based on the due diligence and analyses described above, the board of directors observed, among other things, that PBI's historical financial and operating results included in recent periods positive EBITDA and net income; revenue, net income and EBITDA growth (in excess of many potential peers); and a low level of indebtedness. GMAC's board of directors observed that members of the management team of PBI had many years of relevant experience at both PBI and other companies or research institutions active in the satellite industry. GMAC's board of directors also concluded that, based on the performance of PBI's current customers, such as DIRECTV, and potential customers, which appeared on average to be experiencing growth in gross customer additions and equipment upgrades, as well as prospects for further growth in gross customer additions and equipment upgrades for such current and potential customers, that there were meaningful prospects for PBI to be able to continue to experience revenue growth, all other factors remaining equal. In evaluating prospects for PBI's current and potential customers, the board of directors considered the historical results and trends of such companies, statements by such companies concerning themselves and the industry, PBI's own discussions with such companies concerning potential demand, and industry research. As an example of some of the information on the industry that was evaluated, DIRECTV experienced growth in HDTV subscribers of approximately 91% from 2006 to 2007, according to industry research and it is expected that DIRECTV will continue to experience growth in HDTV subscribers over the next several years averaging above 34%. According to an analyst research report and public filings, DIRECTV is estimated to have upgraded equipment for more than 4.9 million customers and had about 3.8 million gross additions of subscribers. GMAC's board of directors concluded that the valuation and transaction terms were fair to GMAC's shareholders.

  80% Test Analysis

        GMAC's book value of common equity, which reflects GMAC's total assets less total liabilities, was $70.9 million as of December 31, 2007 and $70.7 million as of March 31, 2008. The book value of common equity excludes the IPO underwriter's deferred discount. GMAC's board of directors multiplied the book value of common equity at December 31, 2007 and March 31, 2008 by 0.8, resulting in $56.7 million and $56.5 million, respectively, for 80% net asset value limits. GMAC's board of directors also examined the book value of common equity adding back the liability on GMAC's balance sheet related to potential payments of up to $18,539,752 to 2,249,999 stockholders who participated in GMAC's IPO who may elect to vote against the merger and to convert their shares into cash ($89.3 million as of December 31, 2007 and $89.2 million as of March 31, 2008). 80% of those amounts is $71.5 million and $71.4 million, respectively.

        In addition to financial and valuation analysis, GMAC's board of directors evaluated the extent to which the agreed value for PBI compared to requirements in GMAC's charter that the fair market value of PBI exceeds 80% of the net asset value of GMAC, excluding the IPO underwriter's deferred discount.

        In so doing, the board of directors referred to the various valuation analyses described above (discounted cash flow analysis, implied valuation based on the trading levels of potentially comparable companies and implied valuation based on precedent transactions). The board noted that the total consideration (including initial consideration and earnout payments) being paid was below the range of outputs of fair market value in general.

        In addition to the above, standard valuation methodologies, which the board viewed as dispositive in concluding that the fair market value of PBI exceeded 80% of GMAC's net asset value, the board also reviewed other factors. It observed, among other things, that the most conservative additional methodology to determine satisfaction of the 80% test was to consider the value of the initial consideration to be paid by GMAC for PBI, that a similarly conservative methodology was to consider the value of the initial consideration to be paid by GMAC for PBI plus potential earnout payments under the "downside" case, and that another methodology was to consider the value of the initial consideration to be paid by GMAC for PBI plus potential earnout payments based on the anticipated performance of PBI in future periods as outlined under "Certain Financial Forecasts and Projections."

        The board further observed that the initial consideration alone, excluding any potential earnout payments, exceeds 80% of the net asset value if there are no dissenting stockholders who elect to vote against the merger and to convert their shares into cash. In addition, the board noted that the initial consideration alone, excluding any earnout payments does not exceed 80% of the net asset value of GMAC after taking into account potential payments to stockholders who participated in GMAC's IPO and who may elect to vote against the merger and to convert their shares into cash, excluding the IPO underwriter's deferred discount. However, taking into account the new earnout terms set forth in the amendment to the merger agreement, the board believed that it was unlikely that no earnout payments would become payable to PBI's equity holders and thus did not consider the initial consideration alone a meaningful measure for purposes of the 80% test.

        Using the valuation methodologies noted, including discounted cash flow analysis, implied valuation based on the trading levels of potentially comparable companies and implied valuation based on precedent transactions, the board noted that the range of outputs of fair market value exceeded 80% of the net asset value (maximum of $71.5 million) and that the charter test was satisfied.

        The board also noted that:

  •
  the initial consideration to be paid by GMAC for PBI plus potential earnout payments under the "downside" case exceeded 80% of the net asset value or $71.5 million (both under the original merger agreement and the merger agreement, as amended);

  •
  the initial consideration plus potential earnout payments based on the anticipated performance of PBI in future periods as outlined under "Certain Financial Forecasts and Projections" exceeded 80% (both under the original merger agreement and the merger agreement, as amended); and

  •
  the initial consideration plus the likely earnout payment in 2009 based on 2008's projected performance exceeded 80% (both under the original merger agreement and the merger agreement, as amended), even without taking into account likely earnout payments after 2010.

        Based on the foregoing, the board concluded that the 80% test was satisfied. In making this determination, the board also took into account that Houlihan Smith, in its fairness opinion, also concluded that the purchase price is fair, from a financial point of view, to GMAC's stockholders, and that the fair market value of PBI is at least equal to 80% of GMAC's net assets at the time of the merger.

Fairness Opinion

        Houlihan Smith delivered a presentation to GMAC's board of directors on April 21, 2008 and subsequently delivered its written opinion to GMAC's board of directors, which concluded that, as of April 23, 2008, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion (i) the purchase price is fair, from a financial point of view, to GMAC's stockholders, and (ii) the fair market value of PBI is at least equal to 80% of GMAC's net assets at the time of the merger. The amount of the purchase price was determined pursuant to negotiations between GMAC and PBI and not pursuant to recommendations of Houlihan Smith. Houlihan Smith participated in a meeting of the GMAC board of directors on September 3, 2008 in which it reaffirmed these opinions in the context of the amended merger agreement.

        The written opinion of Houlihan Smith, as reaffirmed, is attached as Annex D and is incorporated by reference into this proxy statement/prospectus. You are urged to read the Houlihan Smith opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Houlihan Smith in rendering its opinion. The summary of the Houlihan Smith opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

        The Houlihan Smith opinion is for the use and benefit of GMAC's board of directors in connection with its consideration of the transaction and is not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the transaction. Houlihan Smith was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the transaction as compared to any alternative business strategy that might exist for GMAC, GMAC's underlying business decision to proceed with or effect the transaction, and other alternatives to the transaction that might exist for GMAC. Houlihan Smith does not express any opinion as to the future performance of GMAC or PBI or the price at which either our securities might trade at any time in the future.

        In arriving at its opinion, Houlihan Smith took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Houlihan Smith:

  •
  reviewed the financial terms and conditions of the merger agreement;

  •
  analyzed certain audited financial statements and unaudited financial statements and historical business information relating to PBI;

  •
  reviewed publicly available financial information and other data with respect to GMAC, including the Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Reports on Form 10-Q since the initial public offering of GMAC and Current Reports on Form 8-K filed by GMAC, among other things;

  •
  reviewed certain internal financial information and other data relating to the business and financial prospects of PBI, including financial forecasts and estimates prepared by the management of PBI;

  •
  held discussions with the senior management of GMAC regarding, among other items, the process by which GMAC conducted its search for a target acquisition, the number of targets contacted by GMAC, GMAC's decision to form a business combination with PBI, and the management of GMAC's outlook for the future prospects of PBI;

  •
  reviewed financial and operating information with respect to certain publicly-traded companies in the communication equipment, satellite equipment, and technology hardware and equipment industries, which we believe to be generally comparable to the business of PBI;

  •
  reviewed the financial terms of certain recent business combinations in the communication equipment, satellite equipment, and technology hardware and equipment industries specifically and in other industries generally;

  •
  reviewed purchase orders and sales forecasts for target from customers, including EchoStar, DIRECTV and Thomson, S.A.;

  •
  reviewed certain digital broadcast satellite industry trade information, including information and industry trends provided by the Satellite Industry Association, the Satellite Broadcasting and Communications Association, AntennaWeb, and various other industry trade publications deemed appropriate; and

  •
  performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In arriving at its opinion, Houlihan Smith relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information. Further, Houlihan Smith relied upon the assurances of both GMAC management and PBI management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Houlihan Smith assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. The projections were solely used in connection with the rendering of Houlihan Smith's fairness opinion. Investors should not place reliance upon such projections, as they are not necessarily an indication of what our revenues and profit margins will be in the future. The projections are not to be interpreted as projections of future performance (or "guidance") by our management. Houlihan Smith did not evaluate the solvency or fair value of PBI under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. Houlihan Smith did not make a physical inspection of the properties and facilities of PBI and did not make or obtain any evaluations or appraisals of PBI's assets and liabilities (contingent or otherwise). In addition, Houlihan Smith did not attempt to confirm whether PBI had good title to its assets.

        Houlihan Smith assumed that the transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable foreign, federal and state statutes, rules and regulations. Houlihan Smith assumed that the transaction will be consummated substantially in accordance with the terms set forth in the stock merger agreement, without any further amendments thereto, and that any amendments, revisions or waivers thereto will not be detrimental to our stockholders.

        Houlihan Smith's analysis and opinion are necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of, April 23, 2008.

        In connection with rendering its opinion, Houlihan Smith performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Houlihan Smith was carried out to provide a different perspective on the transaction, and to enhance the total mix of information available. Houlihan Smith did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the purchase price to our stockholders, but taking these analyses as a whole, Houlihan Smith concluded that the merger consideration is within Houlihan Smith's concluded range of values. Further, the summary of Houlihan Smith's analyses described below is not a complete description of the analyses underlying Houlihan Smith's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Houlihan Smith made qualitative judgments as to the relevance of each analysis and factors that it considered.

        In addition, Houlihan Smith may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Houlihan Smith's view of the value of PBI's assets. The estimates contained in Houlihan Smith's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Houlihan Smith's analyses and estimates are inherently subject to substantial uncertainty. Houlihan Smith believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Houlihan Smith in connection with the preparation of its opinion.

        The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Houlihan Smith's financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Houlihan Smith.

        The analyses performed were prepared solely as part of Houlihan Smith's analysis of the fairness, from a financial point of view, of the purchase price to our stockholders, and were provided to our board of directors in connection with the delivery of Houlihan Smith's opinion. The opinion of Houlihan Smith was just one of the many factors taken into account by our board of directors in making its determination to approve the transaction, including those described elsewhere in this proxy statement.

Merger Consideration

        Houlihan Smith determined that the estimated value of merger consideration will be within the range of approximately $65.0 million to $101.0 million as follows:

Merger Consideration	Minimum Consideration(1)	Maximum Consideration(2)
Cash Consideration	$50.0	$50.0
Stock Consideration	$15.0	$15.0
Contingent Consideration	$—	$36.0

Total Consideration	$65.0	$101.0

(1)
Minimum scenario assumes 2008 EBITDA is less than $14 million, 2009 EBITDA is less than $17 million, and 2010 EBITDA is less than $19 million, with associated earnout payments as more fully described in the merger agreement.

(2)
Maximum scenario assumes 2008 EBITDA is greater than $17 million, 2009 EBITDA is greater than $23 million, and 2010 EBITDA is greater than $25 million, with associated earnout payments as more fully described in the merger agreement.

Discounted Cash Flow Method

        A discounted cash flow analysis estimates value based upon a company's projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

        Houlihan Smith performed a discounted cash flow analysis and stress tested the Weighted Average Cost of Capital to conclude a range of enterprise values of $124.5 million to $137.1 million.

        Houlihan Smith was provided with audited financial information of PBI for the years ending December 31, 2002 through December 31, 2006, as well as unaudited financial information for fiscal year 2007. Houlihan also considered historical growth rates of PBI, industry growth trends, and its relationship to the historical revenue growth of PBI's major customer, DIRECTV, and projected revenue growth from 2009 through 2011 for DIRECTV as prepared by third-party research firms.

        In addition, GMAC and PBI provided Houlihan with projected financial information for the year ending December 31, 2008, which was used by Houlihan in preparing projections from 2008 through 2012. This projected financial information for 2008 is included above under "—Certain Financial Forecasts and Projections."

        Houlihan projected PBI's revenue, expenses, net income, working capital and capital expenditures from 2008 through 2012 as set forth in the table below.

		Projected Period
	2007	2008	2009	2010	2011	2012
Total Revenue	$131,162,802.9	$168,922,619.1	$214,234,194.0	$267,350,318.1	$328,679,630.7	$396,772,249.7
Growth Rate %	46.3%	28.8%	26.8%	24.8%	22.9%	20.7%

Cost of Revenue	$111,435,212.3	$141,951,584.3	$179,328,485.3	$221,061,771.0	$268,328,910.4	$323,150,646.9
% of Total Revenue	85.0%	84.0%	84.0%	83.7%	83.4%	83.1%

Gross Profit	$19,727,590.6	$26,971,034.8	$34,905,708.7	$46,288,547.1	$60,350,720.4	$73,621,602.8
Gross Profit Margin %	15.0%	16.0%	16.3%	17.3%	18.4%	18.6%

Total Operating Expenses	$7,254,897.7	$9,072,873.7	$11,506,569.1	$14,092,098.3	$19,996,101.2	$23,120,414.3
Total Operating Expense %	5.5%	5.4%	5.4%	5.3%	5.2%	5.1%
Operating Profit	$12,472,692.9	$17,898,161.1	$23,399,139.6	$32,196,448.8	$40,354,619.2	$50,501,188.5
Operating Profit Margin %	9.5%	10.6%	10.9%	12.0%	12.3%	12.7%

Adjusted EBITDA	$11,918,410	$18,488,720	$24,213,183	$33,153,560	$41,740,991	$52,087,832

EBITDA Margin %	9.1%	10.9%	11.3%	12.4%	12.7%	13.1%

		Projected Period
	2007	2008	2009	2010	2011	2012
Adjusted EBITDA	$11,918,409.6	$18,488,720.2	$24,213,182.8	$33,153,560.0	$41,740,991.3	$52,087,831.6

Less: Depreciation & Amortization	554,283.3	(590,559.1)	(814,043.1)	(957,111.2)	(1,386,372.0)	(1,586,643.1)
Earnings Before Interest and Taxes	$12,472,692.9	$17,898,161.1	$23,399,139.6	$32,196,448.8	$40,354,619.2	$50,501,188.5
Less: Income (Taxes) Benefit	(5,947,012.0)	(5,947,012.0)	(7,774,819.1)	(10,697,896.1)	(13,408,606.8)	(16,780,001.7)

Adjusted Net Income	$6,525,680.9	$11,951,149.1	$15,624,320.6	$21,498,552.7	$26,946,012.4	$33,721,186.8
Plus: Depreciation & Amortization	554,283.3	590,559.1	814,043.1	957,111.2	1,386,372.0	1,586,643.1

Gross Cash Flow	$7,079,964.2	$12,541,708.2	$16,438,363.7	$22,455,664.0	$28,332,384.5	$35,307,829.9
Less: Additions in Working Capital	(3,302,707.5)	(8,982,461.0)	(5,394,462.9)	(6,731,938.3)	(8,276,223.5)	(9,990,810.2)
Less: Capital Expenditures	(118,949.0)	144,668.0	(2,770,200.0)	(3,457,029.2)	(4,250,060.7)	(5,130,546.5)

Enterprise Net Cash Flow	$3,658,307.8	$3,703,915.1	$8,273,700.8	$12,266,696.5	$15,806,100.3	$20,186,473.2

		Projected Period
Present Value of Enterprise Net Cash Flows
		2008	2009	2010	2011	2012
Present Value Factor at 16.0%(1)		0.9285	0.8004	0.6900	0.5948	0.5128

Present Value of Net Cash Flows		3,438,998.9	6,622,360.6	8,464,136.3	9,402,033.0	10,351,409.7

Total Present Value of Enterprise Net Cash Flows	$38,278,938.5

Present Value of Terminal Enterprise Net Cash Flow:
Terminal Period (2012 Net Cash Flow X Terminal Growth at 5%)	21,195,796.8
Capitalization Multiple	9.09

Terminal Value	192,689,062.2		WACC Sensitivity Analysis
Present Value Factor at 16.0%	0.5128		17.0%	16.5%	16.0%

Present Value of Terminal Enterprise Net Cash Flow	$98,808,910.7		$124,472,229	$130,500,714	$137,087,849

Valuation Summary
Total Present Value of Enterprise Net Cash Flows (2008 through 2012)	$38,278,938.5
Terminal Value	98,808,910.7

Indicated Enterprise Value	$137,087,849.2

(1)
To obtain the present value discount of 16%, Houlihan Smith utilized a weighted-average cost of capital—build-up method, which is based upon the following elements and measures of risk: (1) the risk-free rate, (2) equity risk premium, (3) industry risk premium, (4) size premium, and (5) company specific risk, all of which provide a cost of equity for PBI of 17.67%. The above risk premium information was derived from Morningstar's (formerly Ibbotson & Associates') Stocks, Bonds, Bills & Inflation, 2007. Included in the build-up was the estimated average cost of debt, tax-effected by an average tax rate of 38.25%, to give an after-tax debt rate of 4.17%. The costs of equity and debt is weighted according to the approximate capital structure of PBI, on a 85% to 15% equity-debt basis, to give a rounded weighted cost of capital of 16%.

Guideline Public Company Method

        The guideline public company method applies the trading multiples of publicly traded companies to the subject company to derive an indication of value. The analyst searches for guideline public companies in industries similar to the subject company with operating structures and target customers as similar to the subject company as possible. Houlihan searched the universe of publicly traded companies on public exchanges and found nine companies, in the communication equipment, satellite equipment, and technology hardware and equipment industries, which we believe have operations that are generally comparable to the business of PBI. The comparable companies used in Houlihan Smith's analysis were: Big Band Networks, Gilat Satellite Networks, EMS Technologies, Powerwave Technologies, ShoreTel, ORBCOMM, Anaren, LaBarge, and Optium Corporation. Houlihan Smith concluded that these public companies operate in industries similar to PBI, have operating structures (including growth and margins) similar to PBI, have expertise in radio frequency and antenna system design and manufacturing, and have customers similar to PBI or serve competitors of such customers. PBI has engineering staff and expertise, as well as customers and revenues, principally related to consumer and enterprise (including the DBS and VSAT sectors) satellite antenna systems in the Ku and Ka frequency bands, which are used in the consumer, enterprise and military arenas. The comparable companies have similar areas of expertise and design and manufacture similar products for the same and competing customers and do or could potentially compete directly with PBI. For example, Houlihan Smith believes that Gilat is a leading supplier of Ka-band antenna systems to the VSAT market and has margins and growth rates comparable to PBI; Big Band is a leading supplier of radio frequency systems to competitors of DBS operators; EMS Technologies engages in the design, manufacture, and marketing of, among other things, microwave subsystems for direct broadcast television and radio, antenna and microwave subsystems that support satellite communications and positioners to point optical sensors and antennas, and products to communicate over satellite networks; ORBCOMM is a leading global satellite data communications company and; Anaren is a leader in microwave/RF-based technology for the satellite communications and other sectors. In addition to designing and manufacturing similar products for satellite companies and their competitors, these comparable companies also had financial characteristics (total market capitalization, margins and growth rates) that Houlihan Smith deemed comparable to PBI.

        Houlihan determined that the valuations derived from revenue and EBITDA multiples of these guideline public companies would provide the most meaningful indications of value. Houlihan multiplied PBI's EBITDA and revenue for the year ending December 31, 2007, of $11,918,409 and $131,162,802, respectively, by the selected median multiples of 9.3 and 1.0, respectively, and concluded a range of enterprise values of $110.4 to $135.5 million applying the guideline public company method.

Pro Brand International
Market Approach Summary: Guideline Public Company Method

($ in Thousands)		FY2007 Enterprise Value/ Revenue		FY2007 Enterprise Value/ EBITDA
Financial Metric		$131,162,802.9		$11,918,409.6
Selected Multiples		1.0	x	9.3	x

Indicated Enterprise Value		$135,538,394.0		$110,388,786.3

Indicated Enterprise Value—Maximum	$135,538,394.0
Indicated Enterprise Value—Minimum	$110,388,786.3

Comparable Transaction Method

        The comparable transactions method is a market approach which analyzes transactions involving target companies operating in industries similar to PBI. While it is known that no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in capital structure, operations, size and profitability, as well as other operating characteristics of the target companies.

        The comparable transactions used in our analysis were the following:

Buyer	Target	Transaction Value	Closing Date
		(in millions)
RF Micro Devices	Sirenza Microdevices	$910	November 13, 2007
Numerex	Orbit One	$28	July 31, 2007
CommScope	Andrew Corporation	$2,718	December 27, 2007
L-3 Communications Holdings	L-3 Titan Group	$2,558	July 29, 2005
JANA Partners	L-3 Titan Group	$65	May 20, 2005
Sirenza Microdevices	Premier Devices	$73	April 3, 2006

        Houlihan Smith selected these six transactions for use in its analysis due to the similarities in operations between these target companies and PBI. Each of these target companies operate in the communication equipment, satellite equipment, and technology hardware and equipment industries, similar to PBI. Houlihan Smith determined that due to these similarities, the multiples derived from these transactions would provide the most meaningful indications of value.

        Houlihan Smith applied the median Enterprise Value to EBITDA and revenue multiples of the comparable transactions to PBI's EBITDA and revenue for the year ending December 31, 2007, of $11,918,409 and $131,162,802, respectively, by the selected median multiples of 14.6 and 1.4, respectively, and concluded a range of enterprise values of $174.3 to $178.4 million applying the Comparable Transactions Method.

Pro Brand International
Market Approach Summary: Comparable Transactions Method

		Enterprise Value/Revenue		Enterprise Value/EBITDA
Financial Metric		$131,162,802.9		$11,918,409.6
Selected Multiples		1.4	x	14.6	x

Indicated Enterprise Value		$178,381,411.9		$174,306,740.1

Indicated Enterprise Value—Maximum	$178,381,411.9
Indicated Enterprise Value—Minimum	$174,306,740.1

80% Test

        GMAC's initial business combination must be with a target business whose fair market value is at least equal to 80% of GMAC's net assets at the time of such acquisition. Houlihan Smith reviewed the balance in our trust account as of December 31, 2007 and compared that to PBI's indicated range of enterprise value.

        Houlihan Smith noted that the fair market value of PBI exceeds 80% of GMAC's net assets. Based on the information and analyses set forth above, Houlihan Smith delivered its written opinion to GMAC's board of directors, which stated that, as of April 23, 2008, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion, (i) the purchase price is fair, from a financial point of view, to GMAC's stockholders, and (ii) the fair market value of PBI is at least equal to 80% of GMAC's net assets at the time of the merger.

Pro Brand International 80% Test

	Minimum	Maximum
GMAC Book Value of Common Equity(1)	$70,921,056	$70,921,056
Add: Common Stock, Subject to possible conversion(2)	$18,405,423
Net Asset Value (as of December 31, 2007)	$89,326,479	$70,921,056
80% of the Net Asset value of GMAC	$71,461,183	$56,736,845
Indicated Enterprise Value Range of Pro Brand Internationa1(3)	$110,388,786	$178,381,412
Less: Interest Bearing Debt(4)	$(8,032,000)	$(8,032,000)
Indicated Equity Value Range of Pro Brand International	$102,356,786	$170,349,412

Both Minimum and Maximum Values > 80% of Net Asset Value Range	PASS	PASS

    (1)
    In accordance with the S-1 Registration Statement, cash received for the deferred underwriting fee, and the offsetting underwriting fee liability have been excluded from the calculation of Net Book Value of Common Equity

    (2)
    Assumes no common stockholders convert, therefore increasing assets by $18,405,423

    (3)
    See valuation conclusion for indicated value range of Pro Brand International

    (4)
    Total Interest Bearing Debt as of December 31, 2007

        Houlihan Smith is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes.

        GMAC determined to use the services of Houlihan Smith because it is a recognized investment banking firm that has substantial experience in similar matters. Houlihan Smith received a fee of $100,000 in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable out-of-pocket expenses, including attorneys' fees. None of these payments are contingent upon the consummation of the proposed merger. In addition, we have agreed to indemnify Houlihan Smith for certain liabilities that may arise out of the rendering of its opinion. Houlihan Smith does not beneficially own any interest in either GMAC or PBI and has not provided either company with any other services.

Interests of GMAC Directors and Officers in the Merger

        When you consider the recommendation of GMAC's board of directors that you vote in favor of adoption of the merger proposal, you should keep in mind that certain GMAC executives and members of GMAC's board have interests in the merger that are different from, or in addition to, your interests as an GMAC stockholder. These interests include, among other things:

  •
  if the merger is not approved and GMAC fails to consummate an alternative transaction within the time allotted pursuant to its certificate of incorporation and GMAC is therefore required to liquidate, the shares 2,812,500 of common stock held by GMAC's initial stockholders, including all of its officers and directors, and issued prior to its initial public offering will be worthless because GMAC's executives and directors are not entitled to receive in respect of such shares any of the net proceeds of GMAC's initial public offering that may be distributed from GMAC's trust account upon liquidation of GMAC. Most of these shares were issued at a nominal price per share of $.000618 and have an aggregate market value of approximately $23.06 million based on the closing price of GMAC common stock on September 29, 2008;

  •
  if the merger is not approved, the warrants held by David C. McCourt for which he paid an aggregate of $4,000,000, which will be exercisable at the consummation of the merger for 4,000,000 shares common stock, will expire without value in the event of a liquidation;

  •
  if the merger is approved, GMAC's officers and directors who hold shares of GMAC common stock issued prior to GMAC's initial public offering, will benefit from the acquisition of PBI and any future appreciation of the common stock of the combined business, although 2,682,900 of the shares of GMAC common stock held by GMAC management will be subject to transfer restrictions and forfeiture provisions pursuant to restriction agreements further described under "The Merger Agreement—Restriction Agreements";

  •
  if a business combination is not consummated, GMAC will be required to repay the $250,000, $500,000, $600,000 and $900,000 loans made to it by David C. McCourt on March 14, 2008, May 5, 2008, June 10, 2008 and September 3, 2008, respectively, only to the extent GMAC has sufficient funds available to it outside the trust account;

  •
  after the completion of the merger, David C. McCourt, who is currently the President, Chief Executive Officer and Chairman of the Board of GMAC, will continue as Chairman of the Board of GMAC following the merger;

  •
  if the merger is not approved and GMAC is required to liquidate, Mr. McCourt has agreed that he will be personally liable to cover certain third party claims against GMAC to the extent the claims reduce the amounts in trust available for payment to GMAC's stockholders in the event of liquidation. There are currently no such claims;

  •
  after the completion of the merger Patrick Tangney, who is currently Chief Financial Officer of GMAC, will become a director on the board of GMAC following the merger; and

  •
  after the completion of the merger, Barry S. Sternlicht, George J. Tenet, Paul N. D'Addario and Roger L. Werner, Jr., who are currently directors on the board of GMAC, will continue as directors on the board of GMAC following the merger.

Interests of Officers and Directors of PBI in the Merger

        Some of the current officers and directors of PBI have interests in the merger that are different from, or in addition to, your interest as an GMAC stockholder. These interests include, among other things:

  •
  after the completion of the merger, Philip Shou, who is currently the chief executive officer and chairman of the board of directors of PBI, will become the chief executive officer and a director of GMAC following the merger; Gen Chu Shou, who is currently president and a director of PBI, will become president of GMAC following the merger; and James Crownover, who is currently executive vice president, chief operating officer and a director of PBI, will become the chief operating officer and a director of GMAC following the merger.

  •
  the directors and executive officers of PBI (together with their affiliates) beneficially own, as of September 29, 2008, 189,002 shares of PBI common stock. See "Security Ownership of Certain Beneficial Owners, Officers and Directors of PBI" for further detail;

  •
  the directors and executive officers of PBI hold, as of September 29, 2008, options to purchase an aggregate of 17,000 shares of common stock exercisable at various exercise prices ranging from $12.46 to $37.44. Under the terms of the merger agreement, at the effective time of the merger, each outstanding option to purchase shares of PBI common stock shall become vested to the extent not already vested and will represent the right to receive the merger consideration in excess of the exercise price of such options;

  •
  the directors and executive officers of PBI will receive earnout payments based on their current equity holdings in PBI along with all other PBI equity holders in cash, shares of GMAC common stock or a combination thereof in 2009, 2010, 2011, and in certain circumstances, future periods if PBI attains specified performance targets. Such payments could be substantial. See "The Merger Proposal—Aggregate Merger Consideration"; and

  •
  upon completion of the merger, the employment agreements entered into among GMAC, PBI and each of Philip Shou, Gen Chu Shou and James Crownover will become effective. Under the employment agreements, Mr. Shou would receive an aggregate management retention bonus of up to $2 million, Mrs. Shou would receive an aggregate management retention bonus up to $1.88 million and Mr. Crownover would receive an aggregate management retention bonus up to $1.23 million. In addition, each is eligible to receive an annual bonus of at least 50% of salary and, in the sole discretion of GMAC's compensation committee and subject to the executive's continued employment through the date the relevant EBITDA targets are achieved, each will be eligible to receive an additional bonus (in an amount to be determined by the committee) if GMAC acquires another company following the merger and the EBITDA targets (to be established by the committee) with respect to such acquired company are achieved. If PBI terminates the executive's employment without cause or the executive resigns for good reason, in each case within three years of the merger, the executive would be entitled to severance of two times the executive's salary plus bonus, full vesting of any time-based equity awards then held by the executive and continued vesting of any performance-based equity awards then held by the executive. Please see "Employment Agreements" on page 178 of this proxy statement/prospectus for a more detailed description of the employment agreements.

Appraisal or Dissenters Rights

        No appraisal or dissenters rights are available under the Delaware General Corporation Law for the stockholders of GMAC in connection with the merger proposal.

Material Federal Income Tax Considerations to GMAC's Stockholders

        The following is a discussion of material United States federal tax consequences of conversion of shares of GMAC common stock. This discussion assumes that stockholders hold their GMAC common stock as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of the stockholder's individual investment or tax circumstances. In addition, this discussion does not address (a) United States gift or estate tax laws, (b) state, local or non-U.S. tax consequences, (c) the special tax rules that may apply to certain stockholders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, taxpayers who have elected mark-to-market accounting, taxpayers that are subject to the alternative minimum tax, tax-exempt entities, regulated investment companies, real estate investment trusts, taxpayers whose functional currency is not the U.S. dollar, or United States expatriates or former long-term residents of the United States, (d) the special tax rules that may apply to a stockholder that acquires, holds, or disposes of GMAC securities as part of a straddle, hedge, constructive sale, or conversion transaction or other integrated investment, (e) the special tax rules that may apply with respect to a stockholder that has acquired GMAC securities as compensation or in exchange for the provisions of services, or (f) the special tax rules that may apply to a non-U.S. stockholder (as defined below) that is engaged in a "trade or business" in the United States within the meaning of the Code. Additionally, the discussion does not consider the tax treatment of partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or persons who hold GMAC units, common stock or warrants through such entities.

        This discussion is based on current provisions of the Code, final, temporary and proposed United States Treasury Regulations, judicial opinions, and published positions of the Internal Revenue Service ("IRS"), all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. GMAC has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

        As used in this discussion, the term "U.S. stockholder" means a person that is a beneficial owner of GMAC securities and that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect a valid election to be treated as a U.S. person. As used in this discussion, the term "non-U.S. stockholder" means a beneficial owner of our securities (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. stockholder.

        The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A stockholder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of our units, common stock and warrants.

  Consequences of the Merger

        For U.S. federal income tax purposes, the merger with PBI is not expected to have any direct tax effect on stockholders of GMAC. However, if you vote against the merger proposal and elect to convert your shares of GMAC common stock into your pro-rata portion of the trust account and as a result receive cash in exchange for your GMAC common stock, there may be certain tax consequences, as described under "—Consequences of the Conversion" below. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

  Consequences of the Conversion

        Treatment as a Sale or a Distribution.    If you elect to convert your shares of GMAC common stock into your pro-rata portion of the trust account, the transaction will be treated for U.S. federal income tax purposes as a redemption of the common stock. If the conversion qualifies as a sale of common stock by a stockholder under Section 302 of the Code, you will be treated as having sold your shares of GMAC common stock with the tax consequences described below. If the conversion does not qualify as a sale of common stock under Section 302, you will be treated as receiving a corporate distribution with the tax consequences described below. Whether the conversion qualifies for sale treatment will depend largely on your percentage ownership of GMAC common stock treated as held by you before and after the conversion. The conversion generally will be treated as a sale or exchange of GMAC common stock (rather than as a corporate distribution) if the receipt of cash upon the conversion (1) is "substantially disproportionate" with respect to the stockholder, (2) results in a "complete termination" of the stockholder's interest in GMAC or (3) is "not essentially equivalent to a dividend" with respect to the stockholder. These tests are explained more fully below.

        In determining whether any of the foregoing tests are satisfied, you need to take into account not only stock actually owned by you, but also shares of our stock that are constructively owned by you. A stockholder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the stockholder has an interest or that have an interest in such stockholder, as well as any stock the stockholder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to the exercise of the warrants. In order to meet the substantially disproportionate test, the percentage of GMAC outstanding voting stock actually and constructively owned by you immediately following the conversion of GMAC common stock must, among other requirements, be less than 80 percent of the percentage of GMAC outstanding voting stock actually and constructively owned by you immediately before the conversion. There will be a complete termination of your interest in GMAC if either (1) all of the shares of

GMAC stock actually and constructively owned by you are converted or (2) all of the shares of GMAC stock actually owned by you are converted and you are eligible to waive, and effectively waive in accordance with specific rules, the attribution of stock owned by certain family members and you do not constructively own any other GMAC stock. The conversion of GMAC common stock will not be essentially equivalent to a dividend if your conversion of GMAC common stock results in a "meaningful reduction" of your proportionate interest in GMAC. Whether the conversion will result in a meaningful reduction in your proportionate interest will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction."

        If none of the foregoing tests are satisfied, you will be treated as having received a corporate distribution. We urge you to consult your own tax advisors in order to determine the appropriate tax treatment to you of an exercise of a conversion right.

        Consequences of the Conversion Being Treated as a Sale.    If any of the conversion is treated as a sale of the GMAC common stock, and you are a U.S. stockholder, you must generally treat any gain or loss recognized upon a sale as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if your holding period for the disposed of common stock exceeds one year. There is substantial uncertainty, however, as to whether the conversion rights with respect to the common stock may prevent a U.S. stockholder from satisfying the applicable holding period requirements. If you are a non-U.S. stockholder, any gain realized on the sale generally will not be subject to United States federal income tax. Non-U.S. stockholders should consult their own tax advisors regarding their particular tax consequences.

        Consequences of the Conversion Being Treated as a Distribution.    If the conversion is treated as a corporate distribution, such distribution generally will constitute a dividend for United States federal income tax purposes to the extent paid from GMAC's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) your adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale of the GMAC common stock and will be treated as described above. Any of your remaining tax basis in the converted GMAC common stock will be added to your adjusted tax basis in your remaining stock, or, if you have none, to your adjusted tax basis in your warrants or possibly in other stock constructively owned by you.

        Any dividend to a U.S. stockholder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, qualified dividends received by a non-corporate U.S. stockholder generally will be subject to tax at the maximum tax rate accorded to capital gains. There is substantial uncertainty, however, as to whether the conversion rights with respect to the common stock may prevent a U.S. stockholder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the capital gains tax rate, as the case may be.

        Any dividend paid to a non-U.S. stockholder that is not effectively connected with the non-U.S. stockholder's conduct of a trade or business in the United States generally will be subject to withholding of United States federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. stockholder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. The amount of any redemption payment to a non-U.S. stockholder constituting a dividend will not be known to us at the time that such payment is made, because we will not have the information necessary to determine whether such non-U.S. stockholder should be treated as selling GMAC common stock or receiving a corporate distribution. Accordingly, it is expected that GMAC or another U.S. withholding agent is likely to withhold 30% from the gross amount of the payment, or such lower amount as may be specified by an applicable income tax treaty. As a result, non-U.S. stockholders can expect that amounts withheld may exceed the taxes for which they are ultimately responsible. Non-U.S. stockholders may face significant delays in recovering any excess withheld amounts.

  Information Reporting and Backup Withholding

        If you actually or constructively own 5% or more of the GMAC common stock (by vote or value), you may be subject to special reporting requirements with respect to conversion of common stock. You should consult your own tax advisors in that regard.

        Under United States Treasury Regulations, GMAC must report annually to the IRS and to each stockholder the amount of dividends paid to such stockholder on GMAC common stock and the tax withheld with respect to those dividends, regardless of whether withholding was required. In the case of a non-U.S. stockholder, copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder is a resident under the provisions of an applicable income tax treaty or agreement.

        The gross amount of dividends paid to a stockholder that fails to provide the appropriate certification in accordance with applicable United States Treasury Regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

        A non-U.S. stockholder is required to certify its foreign status under penalties of perjury or otherwise establish an exemption in order to avoid information reporting and backup withholding on disposition proceeds where the transaction is effected by or through a United States office of a broker. United States information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of GMAC common stock where the transaction is effected outside the United States through a foreign office of a foreign broker. However, information reporting requirements, but not backup withholding, generally will apply to such a payment if the broker is (i) a U.S. person for United States federal income tax purposes, (ii) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a controlled foreign corporation as defined in the Code; or (iv) a foreign partnership with certain United States connections, unless the broker has documentary evidence in its records that the stockholder is a non-U.S. stockholder and certain conditions are met or the stockholder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Amounts that are withheld under the backup withholding rules may be refunded or credited against the stockholder's United States federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner. Stockholders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current United States Treasury Regulations.

Material Federal Income Tax Consequences of the Merger to PBI's Shareholders

        The following is a discussion of the material United States federal income tax consequences of the merger to PBI's shareholders whose shares of common stock are converted into the right to receive cash and shares of GMAC common stock in the merger. The discussion is based upon the Code, Treasury regulations, IRS rulings and judicial and administrative decisions in effect as of the date of this proxy statement/ prospectus, all of which are subject to change (possibly with retroactive effect) or to different interpretations. The following discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to PBI's shareholders. This discussion applies only to shareholders who, on the date on which the merger is completed, hold shares of PBI common stock as a capital asset.

        The following discussion does not address taxpayers subject to special treatment under U.S. federal income tax laws, such as insurance companies, financial institutions, dealers in securities, tax-exempt organizations, mutual funds, real estate investment trusts, investors in pass-through entities, S corporations and taxpayers subject to the alternative minimum tax. In addition, the following discussion may not apply to shareholders who acquired their shares of PBI common stock upon the exercise of employee stock options or otherwise as compensation for services or through a tax-qualified retirement plan or who hold their shares as part of a hedge, straddle, conversion transaction or other integrated transaction. If PBI common stock is held through a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships that are holders of PBI common stock and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences to them of the merger.

        The following discussion does not address potential United States gift or estate tax laws or foreign, state, local and other tax consequences of the merger. All PBI shareholders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as the foreign, state and local tax consequences, of the disposition of their shares as a result of the merger.

        For purposes of this summary, a "U.S. holder" is a beneficial owner of shares of PBI's common stock who or that, for U.S. federal income tax purposes, is:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state of the United States or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (ii) it was in existence on August 20, 1996 and has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

        For purposes of this summary, a "non-U.S. holder" is a beneficial owner of shares of PBI's common stock (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

        Treatment of U.S. Holders.    For U.S. federal income tax purposes, the merger will be treated as a sale of PBI's common stock for cash and shares of GMAC common stock by each of PBI's shareholders. Accordingly, in general, the U.S. federal income tax consequences to a U.S. holder receiving cash in the merger will be as follows:

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  The U.S. holder will recognize a capital gain or loss for U.S. federal income tax purposes upon the disposition of the U.S. holder's shares of PBI common stock pursuant to the merger.

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  The amount of capital gain or loss recognized by each U.S. holder will be measured by the difference, if any, between the sum of the amount of cash received plus the fair market value of GMAC common stock received by the U.S. holder in the merger and the U.S. holder's adjusted tax basis in the shares of common stock surrendered in the merger. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) surrendered for cash in the merger.

  •
  The capital gain or loss, if any, will be long-term with respect to shares of common stock that have a holding period for tax purposes in excess of one year at the time of the merger. Long-term capital gains of individuals are eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses.

  •
  The U.S. holder's initial tax basis in shares of GMAC common stock received in the merger will be equal to the fair market value of such stock. The U.S. holder's holding period of such stock will begin on the date of the merger.

        Treatment of Non-U.S. Holders.    Unless a non-U.S holder is engaged in a U.S. trade or business and gain from the disposition of PBI shares is effectively connected to the U.S. trade or business or will be present in the U.S. for 183 days or more in any taxable year, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized from the disposition of the non-U.S. holder's shares of PBI common stock pursuant to the merger. Each non-U.S. holder should consult with his or her tax advisor to determine whether any gain is effectively connected to the conduct of a U.S. trade or business.

        Backup Withholding.    Amounts realized by PBI shareholders pursuant to the merger will be reported to PBI's shareholders and the IRS to the extent required by the Code and applicable Treasury regulations. These amounts ordinarily will not be subject to withholding of U.S. federal income tax. However, backup withholding of the tax at applicable rates will apply to all amounts to which a U.S. holder is entitled pursuant to the merger agreement if such holder (i) fails to supply the shareholder's taxpayer identification number (Social Security number, in the case of individuals, or employer identification number, in the case of other shareholders), certify that such number is correct, and otherwise comply with the backup withholding rules, (ii) has received notice from the IRS of a failure to report all interest and dividends required to be shown on the shareholder's U.S. federal income tax returns, or (iii) is subject to backup withholding in certain other cases.

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  Accordingly, unless an exemption applies and is established in a manner satisfactory to the paying agent, each U.S. holder will be asked to complete and sign a Substitute Form W-9, which is to be included in the appropriate letter of transmittal for the shares of common stock, in order to provide the information and certification necessary to avoid backup withholding or to otherwise establish an exemption from backup withholding tax.

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  Shareholders who are not U.S. holders should complete and sign a Form W-8BEN (or other applicable tax form) in order to provide the information and certification necessary to avoid backup withholding tax or otherwise establish an exemption from backup withholding tax. Certain of PBI's shareholders will be asked to provide additional tax information in the appropriate letter of transmittal for the shares of common stock.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        The foregoing discussion of material U.S. federal income tax consequences is included for general informational purposes only. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for shares of common stock pursuant to the merger.

Anticipated Accounting Treatment

        The merger will be accounted for using the purchase method of accounting with GMAC treated as the acquiring entity. Under this method of accounting, PBI's assets and liabilities will be recorded by GMAC at their respective fair values as of the closing date of the merger (including any identifiable intangible assets). Any excess of purchase price over the net fair values of PBI's assets and liabilities will be recorded as goodwill. Financial statements of GMAC after the merger will reflect these values. The results of operations of PBI will be included in the results of operations of GMAC beginning on the effective date of the merger.

Regulatory Matters

        The merger and the transactions contemplated by the amended merger agreement are subject to federal or state regulatory requirements or approvals and filings necessary to effectuate the transactions contemplated by the merger agreement with the Secretary of State of the State of Georgia.

GMAC Name Change and Trading Symbol

        After completion of the merger and if the name change proposal is approved by GMAC's stockholders, GMAC will change its name to Pro Brand International Group, Inc. Its corporate headquarters and principal executive offices will initially be located at 1900 West Oak Circle, Marietta, Georgia 30062, which is currently PBI's corporate headquarters. GMAC will cause the symbols under which GMAC's units, common stock, and warrants outstanding prior to the merger and traded on the AMEX to be changed to symbols as determined by GMAC that, if available, are reasonably representative of the corporate name or business of PBI. GMAC intends to apply to have its outstanding common stock, warrants and units quoted on AMEX following the completion of the merger.

Consequences if Merger Proposal is Not Approved

        If the merger proposal is not approved by GMAC's stockholders, GMAC will not merge with PBI and GMAC will continue to seek other potential business combinations. In addition, GMAC would not amend its certificate of incorporation in the manner described in this proxy statement/prospectus. In such an event, it is likely that GMAC will not have the time, resources or capital available to find a suitable business combination partner before (i) the proceeds in the trust account are liquidated to holders of shares purchased in GMAC's initial public offering and (ii) GMAC is dissolved pursuant to the trust agreement and in accordance with GMAC's fourth amended and restated certificate of incorporation.

        If the merger is not consummated, PBI will continue to operate as a private company.

Vote Required to Adopt the Merger Proposal

        The adoption of the merger agreement and the transactions contemplated by the merger agreement by the GMAC stockholders will require the affirmative vote of (i) a majority of the shares of GMAC common stock issued in GMAC's initial public offering actually voting upon the merger and (ii) a majority of the shares of GMAC common stock actually voting upon the merger proposal. However, GMAC will not be able to complete the merger if the holders of 20% or more of the shares of common stock issued in GMAC's initial public offering and outstanding as of the record date vote against the merger and demand that GMAC convert those shares into a pro rata portion of the trust account

        GMAC's certificate of incorporation requires that a majority of the shares of GMAC common stock issued in GMAC's initial public offering voted by the holders thereof are voted in favor of the merger proposal. The American Stock Exchange shareholder approval rules require the merger proposal to be approved by a majority of the shares of GMAC common stock actually voting upon the merger proposal because the issuance of shares of GMAC's common stock in connection with the consummation of the merger and potential earnout payments could result in an increase in the outstanding shares of common stock of 20% or more.

        The adoption of the merger proposal is not conditioned on any other proposal. The adoption of each of the amendment proposals, the 2008 Plan proposal and the director election proposal, however, is conditioned upon the adoption of the merger proposal.

Recommendation of the GMAC Board of Directors

        After careful consideration, GMAC's board of directors has determined unanimously that the merger is fair to and in the best interests of GMAC and its stockholders. GMAC's board of directors has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and unanimously recommend that you vote or give instructions to vote "FOR" the proposal to adopt the merger proposal.

THE MERGER AGREEMENT

        The summary of the material provisions of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, as amended, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The merger agreement was executed and delivered on April 24, 2008 by and among GMAC, Satellite Merger Corp., PBI and certain equity holders of PBI and an amendment to the merger agreement was executed on September 3, 2008. The merger agreement has been included to provide stockholders with information regarding its terms. It is not intended to provide any other factual information about GMAC, PBI, or their respective affiliates. All stockholders are encouraged to read the merger agreement in its entirety, as the rights and obligations of the parties are governed by the express terms of that agreement and not by this summary or any other information contained in this proxy statement/prospectus.

Structure of the Merger

        At the effective time of the merger, Satellite Merger Corp., a wholly-owned subsidiary of GMAC, will be merged with and into PBI. PBI will continue as the surviving company and become a wholly-owned subsidiary of GMAC.

Closing and Effective Time of the Merger

        The closing of the merger will take place no later than the third business day following the satisfaction of the conditions described below under "The Merger Agreement—Conditions to the Completion of the Merger" or on such other day as GMAC and PBI agree in writing.

        The merger will become effective at the time the certificate of merger is filed with the Georgia Secretary of State, or at a later time agreed to by GMAC and PBI in the certificate of merger.

Merger Consideration

        The merger consideration payable at closing will be shares of GMAC common stock with an aggregate value of $15 million and $50 million in cash, with the number of GMAC shares to be issued at closing to be determined based on the price per GMAC share that a holder of GMAC shares issued in GMAC's initial public offering would be entitled to receive in the event of a liquidation of GMAC, assuming such liquidation were to occur on the closing date. The merger consideration will be allocated among the equity holders of PBI on a pro rata basis; however, the cash consideration payable in respect of each option to acquire PBI stock will be reduced by the exercise price in respect of such option.

Earnout

        PBI's equity holders may become eligible for earnout payments beginning in 2009 based on the combined corporation's performance levels. The aggregate amount of these earnout payments is capped at $36,000,000.

Earnout Payments In Respect of Calendar Years 2008, 2009 and 2010

        Earnout payments in respect of calendar years 2008, 2009 and 2010 would be based on the combined corporation's annual EBITDA through December 31, 2010, adjusted to exclude, among other items, costs associated with SEC disclosure or with listing on a stock exchange and expenses incurred in connection with the transaction, fees payable to GMAC and its affiliates on an ongoing basis, as outlined below.

        "Adjusted EBITDA" is defined in the merger agreement, for any fiscal year, as earnings from operations before interest, taxes, depreciation and amortization, plus the following items to the extent they result in a reduction of EBITDA: (a) costs associated with SEC disclosure or with listing of GMAC on a stock exchange; (b) legal, advisory and accounting expenses incurred in connection with the merger; (c) any fees payable to GMAC as the parent company or any of its affiliates on an ongoing basis; (d) management retention bonus payments paid pursuant to the employment agreements; (e) other bonuses to officers of PBI following the merger to the extent such bonuses collectively exceed 110% of the bonuses paid to officers of PBI during the immediately preceding fiscal year; (f) certain directors and officers insurance costs; (g) any additional expenses that would not have been required except as a result of the merger; (h) 50% of the salary, benefits and other compensation expense of any chief financial officer of PBI following the merger (unless such chief financial officer is hired from a company that GMAC acquires, in which case 100% of the chief financial officer's compensation will be excluded from Adjusted EBITDA); and (i) the impact of any acquisitions completed during the first three years after completion of the merger.

        Adjusted EBITDA excludes certain costs (or potential costs) associated with the merger that would reduce EBITDA. In addition, costs that would not otherwise have been incurred or that would result in unusual increases to PBI's operating expenses (such as costs associated with being a public company, any ongoing fees introduced and paid to GMAC or its current affiliates, or the payment of any unusually high bonuses to employees in excess of 110% of bonuses paid in the previous year) are likewise excluded in calculating Adjusted EBITDA. The merger agreement provides that the impact of acquisitions within the first three years after closing would be included in calculating EBITDA; however, to the extent the impact of any such acquisitions were to result in a reduction of EBITDA, such impact would be ignored for purposes of calculating Adjusted EBITDA.

        Earnout payments in respect of calendar year 2008 would be capped at $12,000,000. Earnout payments in respect of calendar year 2009 would be capped at the sum of $12,000,000 plus the amount by which $12,000,000 exceeds the earnout amount to which PBI's equity holders have become eligible in respect of calendar year 2008. Earnout payments in respect of calendar year 2010 would be capped at the sum of $12,000,000 plus the amount by which the maximum earnout amount in respect of calendar year 2009 exceeds the earnout amount to which PBI's equity holders have become eligible in respect of calendar year 2009.

Earnout Payments In Respect of Periods Beyond 2010.

        If the combined corporation's performance through December 31, 2010 has not resulted in PBI's equity holders becoming eligible for the maximum amount of earnout payments ($36,000,000), the difference between the maximum amount and the earnout payments to which PBI's equity holders have become eligible as of such time will be rolled forward. In such case, PBI's equity holders may become eligible for earnout payments in future periods, based on performance hurdles established by the GMAC board, which performance hurdles shall be no less favorable to PBI's former equity holders than the earnout performance hurdles governing the earnout payment paid in connection with GMAC's 2010 Adjusted EBITDA.

Calculating Earnout Payments

  2008

        If, following the merger, GMAC's 2008 Adjusted EBITDA exceeds $14 million, then: for every $1.00 of Adjusted EBITDA above $14 million up to a total of $15 million, the PBI equity holders, in the aggregate, are entitled to receive $2.25; for every $1.00 of Adjusted EBITDA above $15 million up to a total of $17 million, the PBI equity holders, in the aggregate, are entitled to receive $2.75; and for every $1.00 of Adjusted EBITDA above $17 million, the PBI equity holders, in the aggregate, are entitled to receive $3.25. However, aggregate earnout payments in respect of 2008 would be capped at $12,000,000. Any 2008 earnout would be payable in 2009 in cash, shares of GMAC common stock or a combination thereof, determined, with respect to each PBI equity holder eligible to participate in the earnout, at the discretion of the board of directors.

  2009

        If GMAC's 2009 Adjusted EBITDA exceeds $17 million, then for every $1.00 of Adjusted EBITDA above $17 million up to a total of $20 million, the PBI equity holders, in the aggregate, are entitled to receive $2.25; for every $1.00 of Adjusted EBITDA above $20 million up to a total of $23 million, the PBI equity holders, in the aggregate, are entitled to receive $1.50; and for every $1.00 of Adjusted EBITDA above $23 million, the PBI equity holders, in the aggregate, are entitled to receive $0.75. However, aggregate earnout payments in respect of 2009 would be capped at the sum of $12,000,000 plus the amount by which $12,000,000 exceeds the earnout amount to which PBI's equity holders have become eligible in respect of calendar year 2008. Any 2009 earnout would be payable in 2010 in cash, shares of GMAC common stock or a combination thereof, determined, with respect to each PBI equity holder eligible to participate in the earnout, at the discretion of the board of directors.

  2010

        If GMAC's 2010 Adjusted EBITDA exceeds $19 million, then for every $1.00 of Adjusted EBITDA above $19 million up to a total of $22 million, the PBI equity holders, in the aggregate, are entitled to receive $2.25; for every $1.00 of Adjusted EBITDA above $22 million up to a total of $25 million, the PBI equity holders, in the aggregate, are entitled to receive $1.25; and for every $1.00 of Adjusted EBITDA above $25 million, the PBI equity holders, in the aggregate, are entitled to receive $0.75. However, aggregate earnout payments in respect of 2010 would be capped at the sum of $12,000,000 plus the amount by which the maximum earnout amount in respect of calendar year 2009 exceeds the earnout amount to which PBI's equity holders have become eligible in respect of calendar year 2009. Any 2010 earnout would be payable in 2011 in cash, shares of GMAC common stock or a combination thereof, determined, with respect to each PBI equity holder eligible to participate in the earnout, at the discretion of the board of directors.

  Illustrative Table

        We cannot determine with certainty the size of any earnout payments, given they are contingent upon future performance. However, the table below illustrates the potential size of earnout payments in 2009, 2010 and 2011 (i) at assumed performance levels of PBI that result in payments each year below the maximum potential earnout amount and (ii) at the threshold performance levels at PBI that would result in the maximum potential amount of $12 million being paid in each year. Depending on PBI's performance, it is possible that PBI will receive earnout payments below the lower end of the range in the table (or even no earnout payments), that payments in 2010 or 2011 could exceed $12 million if the threshold performance level was not met in a prior year or that earnout payments could be made in respect of future periods if the aggregate earnout payments made in 2009, 2010 and 2011 do not reach the $36 million cap. However, in no event will the aggregate earnout payments exceed $36,000,000.

GMAC can at the election of its board of directors make earnout payments to each PBI equity holder eligible to participate in the earnout payments entirely in cash, shares of GMAC common stock or a combination thereof. The table below assumes that (i) PBI exceeds the minimum required performance levels in every period and qualifies for earnout payments in each period, (ii) GMAC elects to make earnout payments entirely in shares of its common stock (and that holders of GMAC common stock exercise their conversion rights with respect to the maximum number of 2,249,999 shares) and (iii) the number of earnout shares payable in any period is determined on the basis of a price per share similar to the value of the cash in trust per share of $8.28 as of June 30, 2008.

All numbers in millions
Earnout Payment Year	2009		2010		2011
Adjusted EBITDA in Related Measurement Period(1)	$16	$18.4	$20	$24	$23	$27
Cash Consideration to PBI at Closing	$50	$50	$50	$50	$50	$50
Value of GMAC Share to PBI at Closing	$15	$15	$15	$15	$15	$15
Number of GMAC Shares to PBI at Closing	1.81	1.81	1.81	1.81	1.81	1.81
Value of GMAC Share Annual Earnout Payment(2)	$5.0	$12.0	$6.8	$12.0	$8.0	$12.0
Number of GMAC Shares in Annual Earnout Payment(2)	0.4	1.4	0.8	1.4	1.0	1.4
Number of GMAC Management Shares Released under the Restriction Agreements	0.4	0.9	0.5	0.9	0.6	0.9
Total GMAC Shares Outstanding Post-Closing(3)					13.19	13.19
Implied Ownership of PBI Shareholders Post-Closing(3)					13.7%	13.7%
Implied Ownership of Current GMAC Shareholders Post-Closing(3)					86.3%	86.3%
Total GMAC Shares Issued via Earnout					2.39	4.35
Total GMAC Shares Outstanding Post-Earnout Payments(4)					17.0	20.2
Implied Ownership of PBI Shareholders Post-Earnout(4)					24.6%	30.5%
Implied Ownership of Current GMAC Shareholders Post-Earnout(5)					75.4%	69.5%

(1)
For each earnout payment year, Adjusted EBITDA is measured as of the end of the 12-month period ending on December 31 in the year immediately prior to the related earnout payment year.

(2)
Earnout payments are made in the year after each period in which Adjusted EBITDA is measured. The number of earnout shares actually payable for any period will be determined based on the weighted average closing price of GMAC common stock over a 20 trading day period as provided in the merger agreement.

(3)
Includes 1.8 million shares of GMAC common stock to be issued to equity holders of PBI at closing; does not include (i) the impact of any possible exercise of GMAC warrants included with the units issued in the initial public offering or (ii) 2,682,900 shares of GMAC common stock that will be subject to restriction agreements upon closing.

(4)
Totals assume that, the lower end of the illustrative range of Adjusted EBITDAs is achieved in each year (or $16 million, $20 million and $23 million in 2008, 2009 and 2010 respectively) and, the higher end of the illustrative range of Adjusted EBITDAs is achieved in each year (or $18.4 million, $24 million and $27 million in 2008, 2009 and 2010 respectively).

(5)
Does not include the impact of any possible exercise of GMAC warrants included with the units issued in the initial public offering.

Representations and Warranties

        The merger agreement contains representations and warranties that the parties to the agreement made to and solely for the benefit of each other. This description of the representations and warranties has been included in this proxy statement/prospectus to provide you with information regarding the terms of the merger agreement. The assertions embodied in those representations and warranties are qualified by information as of the specific dates in confidential disclosure letters that the parties exchanged in connection with signing the merger agreement. The disclosure letters contain information that modified, qualifies, and creates exceptions to the representations and warranties set forth in the merger agreement. Moreover, the representations and warranties were used for the purpose of allocating risk between the parties rather than establishing matters as facts. You should read the representations and warranties in the merger agreement not in isolation but rather in conjunction with the other information contained in this document. See "Where You Can Find More Information." In the merger agreement, PBI has made representations to GMAC relating to:

  •
  corporate status;

  •
  authorization, execution, delivery and enforceability of the merger agreement; and receipt of all required consents and approvals;

  •
  absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees;

  •
  capitalization;

  •
  subsidiaries and ownership interests;

  •
  financial statements and accounting controls;

  •
  absence of undisclosed liabilities;

  •
  information supplied for inclusion in this proxy statement/prospectus;

  •
  absence of certain changes or events, including the occurrence of a material adverse effect since December 31, 2007;

  •
  material agreements, contracts and commitments;

  •
  real property and tangible assets;

  •
  intellectual property;

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  litigation;

  •
  compliance with applicable laws;

  •
  licenses and permits;

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  environmental matters;

  •
  inventories;

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  product liability;

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  employees, labor and related matters;

  •
  employee benefit plans and related matters;

  •
  taxes;

  •
  insurance;

  •
  customers and suppliers;

  •
  broker's or finder's fees; and

  •
  intercompany accounts and related party transactions.

Each holder of PBI common stock party to the merger agreement makes representations to GMAC regarding:

  •
  ownership of capital equity;

  •
  authorization, execution, delivery and enforceability of the merger agreement;

  •
  absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees;

  •
  litigation;

  •
  broker's and finder's fees; and

  •
  absence of claims against PBI.

GMAC has made representations to PBI regarding:

  •
  corporate status;

  •
  corporate status of Satellite Merger Corp.;

  •
  subsidiaries;

  •
  authorization, execution, delivery and enforceability of the merger agreement; and receipt of all required consents and approvals;

  •
  absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees;

  •
  capital structure;

  •
  filings with the SEC and the accuracy and completeness of the information contained in those filings;

  •
  litigation;

  •
  absence of brokers and finders fees;

  •
  board approval;

  •
  amount of funds contained in the trust account;

  •
  absence of undisclosed liabilities;

  •
  employee benefits plans; and

  •
  stock exchange listings.

        The representations and warranties are made solely by the parties to the merger agreement. Each party to the merger agreement acknowledges that none of the other party's current or former officers, directors, employees, shareholders, partners, members, affiliates, agents, independent contractors or other representatives have made any representations in connection with the merger, and that the parties will not seek, directly or indirectly, to hold such non-parties liable for any information provided by or on behalf of the parties to the agreement.

Knowledge, Materiality and Material Adverse Effect

        Several of the representations and warranties made by PBI and GMAC are qualified by materiality or material adverse effect. For the purposes of the merger agreement, a material adverse effect when used in connection with PBI means any event, change, circumstance, or effect that, individually or when aggregated with other events, changes, circumstances or effects, is materially adverse to the business, results of operations, condition (financial or otherwise), assets or liabilities of PBI. None of the following alone or in combination shall be deemed, in and of itself, to constitute a material adverse effect on PBI: (a) changes in general economic, regulatory, capital market or political conditions (including as a result of terrorism or war (whether or not declared)); (b) changes affecting the industries in which PBI operates; (c) changes in GAAP or applicable laws (except, with respect to each of clauses (a), (b) and (c), to the extent such changes have had a disproportionate effect on PBI as compared to other participants in the industries in which PBI operates); (d) actions or omissions of PBI taken with the prior written consent of GMAC; (e) compliance by PBI with the terms of, or the taking of any action specifically required to be taken, in the merger agreement or any amendments thereto; or (f) the failure or prospective failure by PBI to meet any financial or business projections or forecasts (however, the facts underlying the failure or prospective failure by PBI to meet any financial or business projections or forecasts may be considered in determining whether a material adverse effect has occurred).

        Several of the representations and warranties made by PBI and GMAC are qualified by the knowledge of the party making the representation and warranty. For purposes of the merger agreement, "knowledge" means the knowledge of certain specified persons after reasonable inquiry.

Interim Operations of PBI

        Interim covenants relating to PBI.    Under the merger agreement, PBI has agreed prior to completion of the merger or termination of the merger agreement, to conduct its business in the ordinary course consistent with past practice, to use its reasonable best efforts to preserve intact PBI's business and assets and the relationships of PBI with its customers, suppliers and others that have business dealings with them, to manage its working capital in the ordinary course of business consistent with past practice, to pay all taxes and current liabilities in a timely fashion consistent with past practice and to keep available the services of PBI's present officers and subsequent employees. In addition to this agreement regarding the conduct of business generally, subject to specified exceptions, PBI has agreed that it will not without the consent of the other party:

  •
  issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any equity securities of PBI or make any changes (by combination, reorganization or otherwise) in the capital structure of PBI;

  •
  merge or consolidate with any equity;

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  enter into, assume, amend or terminate any material contract or any agreement that would be a material contract, other than material contracts entered into in the ordinary course of business consistent with past practice;

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  incur any indebtedness in an amount in excess of $100,000, other than trade accounts payable and short-term working capital financing, in each case, incurred in the ordinary course of business consistent with past practice; provided that, subject to obtaining consent under its working capital line with Wachovia Bank, PBI may incur indebtedness under its working capital line with Wachovia Bank in an aggregate amount not to exceed $7,000,000 for purposes of funding a cash dividend (so long as such dividend would not result in PBI's net working capital being less than $19,800,000 on the closing date);

  •
  make any capital expenditures or commitments for capital expenditures in each case other than in the ordinary course of business consistent with past practice, or fail to make capital expenditures in the amounts and for the purposes set forth in PBI's current capital expenditures budget;

  •
  forgive, cancel or compromise any debt or claim for an amount in excess of $100,000, or waive or release any right of material value;

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  fail to pay or satisfy when due, or following any applicable grace period, any material liability of PBI (other than any such liability that is being contested in good faith);

  •
  declare or pay any dividend or other distribution with respect to any equity securities of PBI, or redeem or otherwise acquire any equity securities of PBI; provided that PBI may declare or pay a cash dividend to the holders of its equity securities so long as doing so would not result in PBI's net working capital being less than $19,800,000 on the closing date;

  •
  settle or compromise any material litigation;

  •
  grant any severance or termination pay to (or amend any existing arrangement with) any director, officer or employee of PBI, increase the benefits payable under any existing severance or termination pay policies or employment agreements, enter into any employment, deferred compensation or other similar agreement (or amendment to any such existing agreement) with any director, officer or employee of PBI, establish, adopt or amend (except as required by applicable law) any employee benefit plan of PBI, or any other collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of PBI or increase (other than in the ordinary course of business consistent with past practice) the compensation, bonus or other benefits payable to any director, officer or employee of PBI;

  •
  make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended tax return or claim for material tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability, or consent to waive any statute of limitations with respect to taxes; and

  •
  agree or commit to do any of the foregoing.

No Solicitation by PBI

        Except as described below, PBI will not:

  •
  solicit, initiate or encourage the submission of any acquisition proposal;

  •
  engage in discussions or negotiations with any person with respect to any acquisition proposal;

  •
  furnish any non-public information regarding PBI to any person in connection with or in response to an acquisition proposal or grant access to its properties, books, records or personnel; or

  •
  enter into any agreement with respect to the acquisition proposal.

        The above restrictions also apply to PBI's officers, directors, employees, representatives and agents.

Access to Information; Confidentiality

        PBI will, and will cause its respective affiliates to, afford to GMAC and its representatives prior to completion of the merger reasonable access during normal business hours to all of their respective properties, books, contracts, personnel and records.

        After the closing of the merger, the holders of PBI common stock party to the merger agreement will afford to GMAC and its representatives reasonable access during normal business hours to all of their books and records relating to PBI.

GMAC Stockholders' Meeting

        GMAC has agreed to call and hold a meeting of its stockholders, as soon as practicable after the date of the merger agreement for the purpose of seeking the adoption of the merger proposal by its stockholders.

Fees and Expenses

        Subject to certain exceptions specified in the merger agreement, all fees and expenses incurred by a party in connection with the merger agreement and the transactions contemplated thereby shall be the obligation of the party incurring such fees and expenses, whether or not the merger is consummated.

Conditions to the Completion of the Merger

        Each of GMAC's and PBI's obligations to effect the merger is subject to the satisfaction of specified conditions before completion of the merger. Certain of these conditions have been previously satisfied. Conditions that remain to be satisfied include the following:

  Conditions to GMAC's and PBI's obligations

  •
  absence of restraining order or injunction preventing the closing of the merger;

  •
  approval of the merger agreement and the transactions contemplated by the merger agreement by the stockholders of GMAC and the filing of GMAC's amended and restated certificate of incorporation with the Secretary of State of the State of Delaware;

  •
  approval of the merger agreement by the requisite vote of the PBI shareholders;

  •
  the registration statement of which this proxy statement/prospectus is a part shall have been declared effective; no stop order suspending the effectiveness of the registration statement or the use of the proxy statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or threatened by the SEC;

  •
  GMAC stockholders holding less than 20% of the shares of GMAC common stock subject to the cash conversion rights under Article Fifth of GMAC's fourth amended and restated certificate of incorporation shall have exercised their cash conversion rights; and

  •
  GMAC, PBI, the escrow agent and the representative of the PBI shareholders shall have executed and delivered the escrow agreement.

  Conditions to GMAC's obligation

        The obligation of GMAC and Satellite Merger Corp. to effect the merger is further subject to the following conditions:

  •
  the representations and warranties of PBI and the PBI shareholders shall be true and correct as of the date of the merger agreement and as of the closing date of the merger to the extent provided in the merger agreement. PBI and the PBI shareholders shall have in all material respects performed and complied with all agreements, covenants and conditions required by the merger agreement to be performed or complied with by them prior to the closing date of the merger;

  •
  PBI shall have received all consents, authorizations or approvals or delivered all notices required under the merger agreement, and no such consents, authorizations, approvals or notices shall have been revoked;

  •
  there shall be no litigation or action by a governmental authority pending or threatened, or law adopted, that would interfere with the closing of the merger or increase the cost of the consummation of the transactions contemplated by the merger agreement;

  •
  no event, occurrence, fact, condition, change, development or effect shall exist or have occurred since April 24, 2008 that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a material adverse effect;

  •
  PBI shall have paid off certain indebtedness in accordance with the terms of the merger agreement;

  •
  PBI shall have paid off its transaction expenses in accordance with the terms of the merger agreement;

  •
  all outstanding loans made to shareholders of PBI shall have been paid off by those shareholders at the closing of the merger;

  •
  PBI shall have taken all necessary steps to ensure that all PBI employee stock options are treated in accordance with the merger agreement;

  •
  PBI shall have certified to GMAC that PBI is not a United States real property holding corporation.

  Conditions to PBI's obligation

        The obligation of PBI to effect the merger is further subject to the following conditions:

  •
  the representations and warranties of GMAC in the merger agreement shall be true and as of the date of the merger agreement and as of the closing date of the merger, to the extent provided in the merger agreement. GMAC and Satellite Merger Corp. shall have in all material respects performed and complied with all agreements, covenants and conditions required by the merger agreement to be performed or complied with by them at or prior to the closing of the merger.

  •
  the board of directors of GMAC shall have amended the by-laws of GMAC as provided in the merger agreement and PBI shall have received a nomination and voting agreement providing for the nomination of Philip Shou and another person designated by PBI to serve on the post-closing board of directors of GMAC;

  •
  there shall be no claims, suits, actions or proceedings pending or threatened against GMAC that seeks to restrain or enjoin the closing of the merger or the transactions contemplated by the merger agreement or which could reasonably be expected to have a material adverse effect on GMAC;

  •
  at the effective time of the merger, GMAC's common stock will be listed for trading on AMEX (or on another national exchange in which GMAC's common stock is trading), and there will be no action pending against GMAC to prohibit or terminate the listing of GMAC's common stock on the AMEX; and

  •
  GMAC and members of management of GMAC shall have executed and delivered restriction agreements in respect of 2,682,900 shares of GMAC common stock held by them.

        If permitted under applicable law, either PBI or GMAC may waive conditions for the benefit of itself and its stockholders and complete the merger even though one or more of these conditions have not been met. We cannot assure you that all of the conditions will be satisfied or waived or that the merger will occur. If either party waives a material condition to the merger following the vote of GMAC's stockholders at the special meeting, GMAC would re-solicit stockholder approval of the merger.

Termination

        The merger agreement may be terminated at any time prior to the consummation of the merger, whether before or after receipt of the GMAC stockholder approval, by mutual written consent of GMAC and PBI.

  Termination by either PBI or GMAC.

        Either PBI or GMAC may terminate the merger agreement if:

  •
  the closing of the merger is not consummated on or before October 24, 2008;

  •
  there is any law that makes consummation of the closing of the merger illegal or otherwise prohibited;

  •
  any governmental entity issues, a judgment, injunction order or decree enjoining GMAC or the holders of PBI common stock from consummating the merger and such judgment, injunction, order or decree shall become final and non-appealable; or

  •
  at the special meeting, the GMAC stockholder approval is not obtained or the holders of 20% or more of the shares of common stock issued in GMAC's initial public offering have voted against the merger and demanded that GMAC convert their shares into cash pursuant to the terms of GMAC's certificate of incorporation.

  Termination by GMAC

        GMAC may terminate the merger agreement by notice to PBI, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of PBI or the holders of PBI common stock set forth in the merger agreement shall have occurred that would cause the closing conditions set forth in the merger agreement not to be satisfied, and such breach is incapable of being cured by October 24, 2008.

  Termination by PBI

        PBI or the holders of PBI common stock may terminate the merger agreement by notice to GMAC, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of GMAC set forth in the merger agreement shall have occurred that would cause the closing conditions set forth in the merger agreement not to be satisfied, and such breach is incapable of being cured by October 24, 2008.

Effect of Termination

        In the event of termination by any party, the merger agreement will become void and have no effect, without any liability or obligation on the part of any party, except in connection with the indemnification obligations set forth in the merger agreement.

Assignment

        The merger agreement may not be assigned by any party without the prior written consent of the other party.

Amendment

        The merger agreement may not be amended except by an instrument in writing signed on behalf of each of PBI and GMAC.

Escrow Fund and Indemnification

        At the closing, the parties will deposit a portion of the merger consideration consisting of shares of GMAC common stock with an aggregate value of $3 million and $8.25 million in cash, to be held in escrow during the period ending on the first anniversary of the closing date, all in accordance with the terms and subject to the conditions of an escrow agreement to be entered into at the closing among the combined corporation, the PBI stockholders' representative and an escrow agent.

        Upon closing of the merger agreement, each of GMAC, Satellite Merger Corp., the combined corporation and their respective affiliates shall have the right to recover from the PBI shareholders party to the merger agreement any and all losses incurred by any GMAC indemnitee arising out of:

  •
  any inaccuracy in or breach of any representation or warranty made by PBI or the holders of PBI common stock in the merger agreement or any ancillary agreement;

  •
  any non-fulfillment or any breach by PBI of any covenant or agreement of PBI or the holders of PBI common stock contained in the merger agreement or any ancillary agreement; and

  •
  certain tax liabilities at PBI, other than pre-closing taxes accrued on PBI's financial statements.

        Subject to specified exceptions, such right to indemnification is limited to the escrow fund and such GMAC indemnitees will not be entitled to recovery for such losses unless the aggregate amount of such losses exceeds $375,000.

        Upon the closing of the merger, each of the holders of PBI common stock and their respective affiliates shall have the right to recover any and all losses incurred by such indemnitees arising out of:

  •
  any inaccuracy in a breach of any representation or warranty made by GMAC in the merger agreement or any ancillary agreements; and

  •
  any non-fulfillment or any breach by GMAC of any covenant or agreement of GMAC contained in the merger agreement or any ancillary agreements.

        Subject to certain exceptions, the aggregate liability for PBI losses shall not exceed $11,250,000 and the PBI indemnitees shall not be entitled to recovery until the aggregate of such losses exceeds $375,000.

Survival Period

        Subject to specified exceptions, all of the representations, warranties, covenants and obligations of the parties contained in the merger agreement and other documents contemplated by the merger agreement will survive the merger agreement and remain in force until one year after the closing date of the merger. Any claim must be made prior to the expiration of the appropriate period in order for the indemnification claim to be paid with respect to any losses.

        Except in the case of fraud, intentional misrepresentation or omission or intentional misconduct, the indemnification provisions represent the exclusive remedy of GMAC indemnitees and PBI indemnitees for losses incurred in connection with the breach of any representations and warranties or covenants.

Stockholders' Representative

        The PBI stockholders have designated Philip Shou as the stockholders' representative with authority to make all decisions and determinations and to take all actions (including giving consents and waivers) required or permitted under the merger agreement on behalf of the PBI stockholders with respect to indemnity claims against PBI and with respect to the shares of the merger consideration to be held in escrow for the benefit of PBI's stockholders.

Voting Agreements

        Concurrently with the merger agreement, holders of approximately 75% of PBI's common stock have entered into a voting agreement, pursuant to which such holders have agreed to vote all PBI shares owned by them in favor of the approval of the merger agreement and the merger and any other matter reasonably intended to facilitate the consummation of the merger. In addition, each such holder has agreed to vote all the shares of PBI common stock owned by it against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of PBI under the merger agreement; against any acquisition proposal and against any other proposal for action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by the merger agreement; against any change in the composition of the PBI board, other than as contemplated by the merger agreement or as recommended by a majority of the PBI board; and against any amendment to the articles of incorporation or by-laws of PBI, other than as contemplated by the merger agreement. Each such holder has also agreed not to transfer, pledge, assign, tender or otherwise dispose of any PBI shares to any person other than pursuant to the merger agreement, not to grant any proxies or power of attorney to, or enter into a voting agreement with, any person other than GMAC, and not to deposit any shares of PBI common stock owned by such holder into a voting trust. Each such holder party to the voting agreement also granted GMAC an irrevocable proxy to vote such holder's shares in accordance with the foregoing.

Restriction Agreements

        The merger agreement provides that, as a condition to the closing of the merger, members of GMAC's management will enter into restriction agreements pursuant to which transfer restrictions (subject only to certain exceptions) and forfeiture provisions are imposed on 2,682,900 shares of GMAC's common stock first acquired by GMAC's management prior to GMAC's initial public offering. The transfer restrictions shall not apply to transfers of shares to unrelated third parties that take place prior to the consummation of the merger. After the consummation of the merger, shares subject to the restriction agreements will become transferable and non-forfeitable only to the extent that PBI's former shareholders and optionholders become eligible for earnout payments on the terms set forth in the amendment. Under the terms of the restriction agreements, at the end of each of year in which an earnout payment becomes payable to PBI's former shareholders and optionholders, such number of restricted shares will be released from the transfer restrictions as is equal to the number obtained by multiplying the total number of shares initially subject to the restriction agreements by a fraction, the numerator of which is the applicable earnout payment for such year and the denominator of which is $36 million. All shares that are subject to a restriction agreement and are not released in accordance with the terms of such restriction agreement over the term of the agreement, will be automatically and irrevocably forfeited at such time as the former shareholders and optionholders of PBI no longer have any right to any future earnout payments.

        The holder of shares subject to a restriction agreement will retain the voting rights associated with those shares and will be entitled to any payments to be made to shareholders in connection with a sale, merger or similar transaction involving GMAC.

GENERAL DESCRIPTION OF THE AMENDMENT PROPOSALS

General Description of the Amendment and Restatement of the Certificate of Incorporation of GMAC

        In connection with the merger, GMAC is proposing to amend its certificate of incorporation to (i) change GMAC's name from "Granahan McCourt Acquisition Corporation" to "Pro Brand International Group, Inc.", (ii) increase the number of authorized shares of common stock from 100,000,000 shares to 200,000,000 shares, (iii) remove certain provisions of Article Third and remove Article Fifth and Article Eleventh in their entirety, as these provisions were put in place when GMAC completed its initial public offering in connection with GMAC being a blank check company and will no longer be applicable to GMAC following the merger, and remove a provision of Article Fourth relating to a reverse stock split that was completed in connection with GMAC's initial public offering and is no longer applicable to GMAC and (iv) amend Article Sixth of the certificate of incorporation to clarify when the terms of the three classes of directors expire. The management of GMAC has not reserved or determined to set aside any securities of the increased amount of authorized common stock pursuant to this proposal.

        The text of the proposed amendments to GMAC's certificate of incorporation is included in Annex B to this proxy statement/prospectus and changes are shown with deletions indicated by strikeouts and additions indicated by underlining.

Vote Required to Adopt each of the Amendment Proposals

        The adoption of each of the amendment proposals will require the affirmative vote of a majority of the shares of GMAC's common stock issued and outstanding on the GMAC record date. The adoption of each of the amendment proposals is conditioned on and subject to the approval of the merger proposal, but none of the amendment proposals is conditioned on the adoption of any other amendment proposal. The adoption of the merger proposal is not conditioned on the adoption of any of the amendment proposals.

Consequences if None of the Amendment Proposals are Approved

        If none of the amendment proposals are approved by the stockholders, GMAC will not amend and restate its certificate of incorporation and GMAC's name will remain "Granahan McCourt Acquisition Corporation" upon consummation of the merger.

The Name Change Proposal

        GMAC is proposing to change its corporate name from "Granahan McCourt Acquisition Corporation" to "Pro Brand International Group, Inc." upon completion of the merger. In the judgment of GMAC's board of directors, the change of its corporate name is desirable to reflect the merger with PBI. GMAC's board of directors believes that renaming GMAC as "Pro Brand International Group, Inc." will enable industry and financial market participants to more closely associate the company with its operating business, which will be the current operating business of PBI. Stockholders will not be required to exchange outstanding stock certificates for new stock certificates if the Fifth Amended and Restated Certificate of Incorporation is approved. If the name change proposal is approved, it will become effective upon filing of the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The name change proposal is conditioned on and subject to the approval of the merger proposal.

        After careful consideration, GMAC's board of directors has determined unanimously that the name change proposal is in the best interests of GMAC and its stockholders. GMAC's board of directors has approved and declared advisable the name change proposal and unanimously recommends that you vote or instruct your vote to be cast "FOR" the name change proposal.

The Authorized Shares Proposal

        GMAC is requesting stockholder approval to increase the authorized number of shares of common stock from 100,000,000 shares to 200,000,000 shares.

        As of September 29, 2008, 14,062,500 shares of GMAC common stock were outstanding. In addition, as of September 29, 2008, warrants exercisable for 15,250,000 shares of GMAC common stock were outstanding, which entitle the registered holder to purchase shares of GMAC common stock at a price of $6.00 per share at any time after the completion of the merger. As a result, 70,687,500 shares of common stock remain available for future issuance.

        Based upon the estimated price per share a holder of shares of GMAC common stock issued in GMAC's initial public offering would be entitled to in the event of a liquidation of GMAC, assuming the liquidation were to occur on the closing date, GMAC will issue approximately 1.8 million shares of its common stock to security holders of PBI upon closing of the merger, based on the approximately $8.28 per share held in trust on June 30, 2008. In addition, we estimate that GMAC may issue up to approximately 4.35 million additional shares of GMAC common stock in connection with the annual earnout payments that GMAC may make to security holders of PBI in 2009, 2010, 2011 and, in certain circumstances, in future periods, if PBI achieves specified annual performance targets. We have included a table on page 11 under the heading "Summary—The Merger and the Merger Agreement" which illustrates the potential impact of any earnout payments in detail. Finally, upon closing of the merger, GMAC will reserve up to 3.2 million shares of common stock for issuance pursuant to the 2008 Plan.

        In total, we estimate that, upon closing of the merger, GMAC will have approximately 15.9 million shares of common stock issued and outstanding, 7.55 million shares of common stock reserved for issuance in connection with earn-out payments to security holders of PBI and pursuant to the 2008 Plan and, assuming that the authorized shares proposal is approved, approximately 177 million shares of common stock available for issuance.

        As a result of the issuance of shares of common stock as merger consideration (including potential issuances in connection with earnouts), as described in the merger proposal, and the potential adoption of a new omnibus incentive plan, as described in the 2008 Plan proposal, the board of directors of GMAC has unanimously determined that the authorized shares proposal is in the best interests of GMAC and its stockholders, in order to provide flexibility to GMAC in its capital structure and financing after consummation of the merger.

        The authorized shares proposal is conditioned on and subject to the approval of the merger proposal.

        GMAC's board of directors has approved and declared advisable the authorized shares proposal and unanimously recommends that you vote or instruct your vote to be cast "FOR" the authorized shares proposal.

The Blank Check and Reverse Stock Split Proposal

        GMAC is proposing to remove certain provisions of Article Third and remove Article Fifth and Article Eleventh in their entirety, as these provisions were put in place when GMAC completed its initial public offering in connection with GMAC being a blank check company and will no longer be applicable to GMAC following the merger.

        Article Third of GMAC's certificate of incorporation provides, among other things, that if a business combination is not consummated prior to October 24, 2008, then the purpose of GMAC will be limited to effecting and implementing its dissolution and liquidation. This provision of Article Third will not be applicable to GMAC following the consummation of the merger.

        Article Fifth of GMAC's certificate of incorporation relates to the operation of GMAC as a blank check company prior to the consummation of a business combination. Among other requirements,

Article Fifth requires that proceeds from GMAC's initial public offering be held in a trust account until a business combination or liquidation of GMAC has occurred and also requires that the terms of a proposed business combination be submitted for approval by GMAC's stockholders. Article Fifth will not be applicable to GMAC following the consummation of the merger.

        Article Eleventh of GMAC's certificate of incorporation provides that prior to GMAC's initial public offering, GMAC's stockholders' had the ability to act by written consent. Article Eleventh ceased to apply to GMAC upon the consummation GMAC's initial public offering.

        In addition, GMAC is proposing to remove certain provisions of Article Fourth. Article Fourth of GMAC's certificate of incorporation provides, among other things, that a reverse stock split will take place upon filing of GMAC's certificate of incorporation. This reverse stock split has been completed and as a result the provision of Article Fourth relating to the reverse stock split ceased to apply to GMAC.

        GMAC's board of directors has determined unanimously that it is advisable and in the best interests of GMAC to delete these provisions in connection with preparing and filing the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware as they are inapplicable and have no effect.

        The blank check and reverse stock split proposal is conditioned on and subject to the approval of the merger proposal.

        GMAC's board of directors has approved and declared advisable the blank check and reverse stock split proposal and unanimously recommends that you vote or instruct your vote to be cast "FOR" the blank check and reverse stock split proposal.

The Director Class Proposal

        GMAC proposes to amend Article Sixth of the certificate of incorporation to clarify when the terms of the three classes of directors expire.

        Article Sixth of GMAC's certificate of incorporation provides, among other things, that the directors in Class I shall be elected for a term expiring at the first annual meeting of stockholders, the directors in Class II shall be elected for a term expiring at the second annual meeting of stockholders and the directors in Class III shall be elected for a term expiring at the third annual meeting of stockholders. GMAC's certificate of incorporation was adopted in connection with its initial public offering in October 2006. GMAC has not yet held an annual meeting. GMAC determined that, as a special purpose acquisition vehicle with no substantive operations and a charter that limited its existence to eighteen months if a potential business target was not pursued, it should spend its limited resources on identifying and pursuing potential business combination candidates.

        GMAC is proposing to amend Article Sixth to clarify that Class I shall be elected for a term expiring at the 2009 annual meeting of stockholders, the directors in Class II shall be elected for a term expiring at the 2010 annual meeting of stockholders and the directors in Class III shall be elected for a term expiring at the 2011 annual meeting of stockholders. Commencing at the 2009 annual meeting, and at each annual meeting of stockholders thereafter, directors elected to succeed those directors whose terms expire in connection with such annual meeting of stockholders shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

        GMAC's board of directors has determined unanimously that it is advisable and in the best interests of GMAC to permit the shareholders to vote at the special meeting on the election of all of the directors in each class and to amend Article Sixth in connection with preparing and filing the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

        The director class proposal is conditioned on and subject to the approval of the merger proposal.

        GMAC's board of directors has approved and declared advisable director class proposal and unanimously recommends that you vote or instruct your vote to be cast "FOR" the director class proposal.

THE 2008 PLAN PROPOSAL

General Description of the 2008 Plan Proposal

        On September 29, 2008, GMAC's board of directors adopted the Pro Brand International Group 2008 Omnibus Incentive Plan (the "2008 Plan"), subject to stockholder approval. GMAC's board of directors has directed that the proposal to approve the 2008 Plan be submitted to the company's stockholders for their approval at the Special Meeting. Stockholder approval is being sought (i) in order to meet the AMEX listing requirements, (ii) so that compensation attributable to grants and bonus awards under the 2008 Plan may qualify for an exemption from the $1 million deduction limit under section 162(m) of the Code and (iii) in order for incentive stock options granted under the 2008 Plan to meet the requirements of the Code.

        GMAC's board of directors believes that the 2008 Plan will further the company's ability to attract, retain and motivate top quality employees and non-employee directors who are material to the company's success. GMAC's board of directors believes that the interests of the company and its stockholders will be advanced if the company can offer its employees and non-employee directors the opportunity to acquire or increase their proprietary interests in the company by receiving awards under the 2008 Plan.

        If approved by the stockholders, the 2008 Plan will become effective on the date stockholder approval is obtained. Any award made under the 2008 Plan prior to such date will be subject to stockholder approval of the 2008 Plan. If for any reason the stockholders of the company do not approve the 2008 Plan, the 2008 Plan will immediately terminate and any awards previously granted thereunder will be null and void.

        The material terms of the 2008 Plan are summarized below. A copy of the full text of the 2008 Plan is attached to this proxy statement/prospectus as Annex C. This summary of the 2008 Plan is not intended to be a complete description of the 2008 Plan and is qualified in its entirety by the actual text of the 2008 Plan to which reference is made.

Material Features of the 2008 Plan

        General.    The 2008 Plan authorizes the grant of awards in the form of incentive stock options, non-qualified stock options, stock appreciation rights, performance stock, performance stock units, performance units, restricted stock, restricted stock units, deferred stock and cash-based awards.

        Amount of Common Stock.    The 2008 Plan provides for awards of up to 3.2 million shares of GMAC common stock. Shares covering awards that expire, are forfeited or are cancelled, or are otherwise settled without the issuance of shares will be available for further awards under the 2008 Plan. Other shares of common stock that will not be counted against the maximum include:

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  shares tendered by a participant, or withheld by GMAC to pay the exercise price of any options or to satisfy any tax withholding obligations; and

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  shares issued in connection with awards that are assumed, converted or substituted pursuant to a change in control or adjustment.

        Limitations on Awards.    During the term of the 2008 Plan, the maximum number of shares of common stock available for grant of awards under the 2008 Plan will not exceed 3.2 million. During any calendar year, no participant will receive options or stock appreciation rights ("SARs") covering more than 300,000 shares of GMAC common stock. During the term of the 2008 Plan, the maximum number of shares of common stock available for the grant of incentive stock options is the same as the maximum number of shares of common stock available for grant of awards under the 2008 Plan. During any calendar year, no participant will receive any awards that are subject to performance measures covering more than 300,000 shares of GMAC common stock. During any calendar year, no participant will receive any performance-based awards that are payable in cash of more than $1.5 million.

        Administration.    GMAC's compensation committee will determine the individuals to whom awards are granted, the type or types of awards to be granted and the terms and conditions of awards. The committee may delegate to any of GMAC's officers or group of officers or GMAC's affiliates any portion of its authority and powers under the 2008 Plan with respect to participants who are not officers of GMAC or officers of any subsidiary subject to the reporting requirements under Section 16(a) of the Securities Exchange Act.

        Participation and Eligibility.    Participants in the 2008 Plan may include any non-employee director, officer or employee of, or any natural person who is a consultant or advisor to GMAC, or any of its subsidiaries.

Types of Awards

        Stock Options.    The compensation committee may grant incentive stock options, as defined under section 422 of the Internal Revenue Code, and non-qualified stock options to participants. Options will generally become exercisable upon a participant's completion of an established service period. The exercise price of an option will be determined by the committee, provided that the exercise price will not be less than the fair market value of GMAC's common stock on the grant date of the option.

        Stock Appreciation Rights.    The compensation committee may also grant a SAR, which is the right to receive payment of an amount equal to the excess of the exercise date fair market value of a share of common stock over the grant date fair market value of a share of common stock. SARs may be granted in tandem with stock options, or on a freestanding basis. The SARs may be paid in cash, in common stock or in a combination of both. SARs generally will become exercisable upon a participant's completion of an established service period. SARs granted in tandem with an option may only be exercised upon the surrender of the right to exercise that option, and may be exercised only with respect to the shares of common stock for which the related option is then exercisable.

        Performance-Based Awards.    The compensation committee may grant performance stock, performance stock units, performance units and cash-based awards to participants. These awards generally vest upon the attainment of specified performance objectives established by the committee. Upon vesting, performance stock units will be settled in shares of GMAC common stock, or, at the committee's discretion, in cash equal to the fair market value of the shares of common stock. Performance units and cash-based awards will be settled in cash equal to the value of the award, or, if the committee determines, a number of shares of common stock with a fair market value equal to the value of the award. Unless otherwise determined by the committee, any cash dividends or distributions credited to the participant's account in respect of performance stock, performance stock units or performance units, will be deemed to have been invested in additional performance stock, performance stock units, or performance units, as the case may be.

        The performance objectives for any grant of performance-based awards will be based upon the company's achievement of certain designated criteria, whether in absolute terms or relative to the performance of one or more similarly situated companies or a published index covering the performance of a number of companies, as determined by the committee for the performance period. In addition, the committee may establish the performance objectives on the basis of the company's overall performance or, alternatively, with respect to one or more of the company's business units, divisions, or subsidiaries.

        In establishing the performance objectives, the committee may select one or more of the following criteria:

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  net sales

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  operating income (before or after taxes)

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  earnings per share

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  labor cost per unit

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  appreciation in and/or maintenance of share price

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  earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization)

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  comparisons with various stock market indices

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  return on capital (including return on total capital or return on invested capital)

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  operating margins

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  debt reductions

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  regulatory achievements and implementation

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  revenue

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  pre- or after-tax income (before or after allocation of corporate overhead and bonus)

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  net income (before or after taxes)

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  total shareholder return;

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  market share

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  including earnings of acquired entities

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  reductions in costs

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  cash flow return on investment

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  gross margins or cash margin

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  shareholder equity

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  completion or attainment of objectively measurable goals with respect to research, development, products or projects and recruiting and maintaining personnel

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  revenue growth or product revenue growth

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  net earnings

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  return on equity

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  return on assets or net assets

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  gross profits

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  economic value-added models or equivalent metrics

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  cash flow or cash flow per share (before or after dividends)

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  improvement in or attainment of expense levels or working capital levels

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  year-end cash

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  market share

        Restricted Stock.    The compensation committee may grant to participants restricted stock, which generally vests upon a participant's completion of an established service period. Participants holding outstanding restricted stock are generally entitled to:

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  receive all dividends and distributions paid in respect of shares of common stock underlying the award; and

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  exercise full voting rights and other rights as a stockholder with respect to the shares of common stock underlying the award.

        Restricted Stock Units.    The compensation committee may grant to participants restricted stock units, which generally vest upon a participant's completion of an established service period. Vested restricted units are paid in shares of common stock, or, at the committee's discretion, an amount in cash equal to the fair market value of the shares of common stock. Unless otherwise determined by the committee, any cash dividends or distributions credited to the participant's account in respect of restricted stock units shall be deemed to have been invested in additional restricted stock units.

        Deferred Stock.    The compensation committee may grant freestanding, fully vested shares of deferred stock to participants, or permit participants to elect to receive deferred shares in lieu of annual compensation and/or bonus. Upon a participant's termination of employment (or such later date elected by the participant), the deferred stock is payable in shares of common stock or, if the committee provides, in a cash amount equal to the fair market value of the corresponding shares of common stock.

        Adjustment Provisions.    If there is any change in the number or kind of shares of GMAC's common stock by reason of a stock dividend, spinoff, recapitalization, stock split, or combination or exchange of shares, by reason of a merger, reorganization or consolidation, by reason of a reclassification or change in par value or by reason of any other extraordinary or unusual event affecting the outstanding shares of GMAC's common stock as a class without the company's receipt of consideration, or if the value of outstanding shares of GMAC's common stock is substantially reduced as a result of a spinoff or the company's payment of an extraordinary dividend or distribution, the number of shares of GMAC common stock available for grants, the limit on the number of shares of GMAC common stock any individual may receive pursuant to grants in any year, the number of shares covered by outstanding grants, the kind of shares to be issued under the 2008 Plan, and the price per share or the applicable market value of such grants will be appropriately adjusted by the compensation committee to reflect any increase or decrease in the number or kind of issued shares of GMAC common stock in order to preclude, to the extent practicable, the enlargement or dilution of the rights and benefits under such grants.

        Change in Control.    Unless otherwise determined by the compensation committee, all awards granted under the 2008 Plan will become fully exercisable and all restrictions will lapse immediately prior to a "change in control" (as defined in the 2008 Plan). In addition, any applicable performance period will end effective upon a change in control, and all participants granted performance stock, performance stock units and performance units will be deemed to have earned a pro rata award based on the applicable target award opportunity and the percentage of performance objectives achieved as of that date. Alternatively, the committee may reasonably determine that awards will be honored, assumed or substituted following a change in control, provided that any alternative award must:

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  be based on shares of common stock traded on an established U.S. securities exchange;

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  provide rights and entitlements substantially equivalent to or better than those under the old award;

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  have substantially equivalent economic value to the old award; and

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  provide for accelerated vesting or exercisability in the event that the participant suffers an involuntary termination without cause within two years following the change in control.

        Restrictive Covenants.    The compensation committee may condition the grant of any award upon the participant to whom such award would be granted agreeing to restrictive covenants in favor of GMAC (including covenants not to compete, not to solicit employees and customers, and not to disclose confidential information). Such covenants may provide that, upon a breach of such a covenant, the participant shall forfeit awards and disgorge any profits or financial gain recognized in connection with awards. The compensation committee may also condition the grant of any award on the condition that, if the GMAC is required to prepare an accounting restatement because of non-compliance with any financial reporting requirements, and a plan participant engaged in misconduct in connection with the non-compliance, the participant will forfeit any award and disgorge any profits or financial gain recognized in connection with awards.

        Transferability.    A participant's rights and interest under the 2008 Plan generally may not be assigned or transferred other than by will or the laws of descent and distribution and, during the lifetime of a participant, only the participant personally (or if applicable, the participant's beneficiary) may exercise rights under the 2008 Plan. In addition, except to the extent required by law, no award shall be subject to any lien, obligation or liability of the participant.

        Grantees Outside the United States.    If any individual who receives a grant under the 2008 Plan is subject to the laws of a country other than the United States, the compensation committee may make the grant on such terms and conditions as the committee determines appropriate to comply with or take advantage of the laws of the applicable country.

        No Repricing of Options or SARs.    Neither the board of directors nor the compensation committee can amend the 2008 Plan or options or SARs previously granted under the 2008 Plan to permit a repricing of options or SARs, without prior stockholder approval. Adjustments to the exercise price or number of shares of GMAC common stock subject to an option to reflect the effects of a stock split or other corporate transaction will not constitute a repricing.

Amendment and Termination

        The board or compensation committee may at any time terminate, suspend or amend the 2008 Plan, provided that stockholder approval must be obtained for any amendment to:

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  materially increase the benefits accruing under the plan;

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  materially increase the number of shares of common stock subject to the plan or the individual award limitations (other than with respect to certain capitalization adjustments);

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  modify the plan's restrictions on the repricing of options or SARs; or

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  materially modify the requirements for participation in the plan.

        Grants Under the 2008 Plan.    No grants have been made under the 2008 Plan. Grants under the 2008 Plan are discretionary, so it is not currently possible to predict the number of shares of GMAC common stock that will be granted or who will receive grants under the 2008 Plan after stockholders approve the plan.

Material Federal Income Tax Considerations

        The following discussion is a brief summary of certain U.S. federal income tax consequences under current federal income tax laws relating to awards under the 2008 Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

        Non-Qualified Stock Options.    An optionee will not recognize any taxable income upon the grant of a non-qualified stock option. GMAC will not be entitled to a tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of common stock on the exercise date over the option exercise price will be taxable as compensation income to the optionee and will be subject to applicable withholding taxes. GMAC will generally be entitled to a tax deduction at such time in the amount of such compensation income. The optionee's tax basis for common stock received pursuant to the exercise of a non-qualified stock option will equal the sum of such compensation income and the exercise price. In the event of a sale, exchange or other distribution of common stock received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will constitute a capital gain or loss.

        Incentive Stock Options.    An optionee will not recognize any taxable income at the time of grant or timely exercise of an incentive stock option and GMAC will not be entitled to a tax deduction with respect to such grant or exercise. Exercise of an incentive stock option may, however, give rise to taxable compensation income, and a tax deduction to GMAC, if the incentive stock option is not exercised within periods specified in the Code (generally, while the optionee is employed by GMAC or within 90 days after termination of employment) or if the optionee subsequently engages in a "disqualifying disposition" as described below. A sale or exchange by an optionee of shares acquired upon the exercise of an incentive stock option more than one year after the transfer of the shares to such optionee and more than two years after the date of grant of incentive stock options will result in any difference between the net sale proceeds and the exercise price being treated as long-term capital gain or loss. If the sale or exchange takes place within two years after the date of the grant of incentive stock option or within one year from the date of exercise of the incentive stock option that sale or exchange will generally constitute a "disqualifying disposition" of such shares. A disqualifying disposition will result in ordinary income to the optionee and a deduction for GMAC. The amount of such income and deduction will be equal to:

          (a)   the fair market value of the shares at the time of exercise of the incentive stock option (or if less, the amount realized on such disqualifying disposition of the shares), minus

          (b)   the option exercise price of such shares.

        Any further gain or loss after the date of exercise generally will constitute a capital gain or loss and will not result in any deduction by GMAC. In addition, the amount by which the fair market value of the common stock on the exercise date of any incentive stock option exceeds the option price will be an item of adjustment for purposes of the "alternative minimum tax" imposed by Section 55 of the Code.

        Restricted Stock and Performance Stock.    Under the Code, a participant normally will not realize taxable income and GMAC will not be entitled to a deduction upon the grant of restricted stock. At the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code) or become transferable, the participant will realize taxable ordinary income (and GMAC will realize a deduction) in an amount equal to the fair market value of such number of shares which have become nonforfeitable or transferable. However, a participant may make an income recognition election under Section 83(b) of the Code, which is referred to herein as an 83(b) Election, within 30 days of the grant of restricted shares, to recognize taxable ordinary income in the year the restricted stock is awarded in an amount equal to their fair market value at the time of the award, determined without regard to the restrictions. In that event, GMAC will be entitled to a deduction in such year in the same amount, provided that GMAC complies with applicable income tax reporting requirements, and any gain or loss realized by the participant upon the subsequent disposition of the shares will be capital gain or loss and will not result in any further deduction to GMAC. Any dividends with respect to the restricted shares that are paid or made available to a participant who has not made an 83(b) Election while the shares remain forfeitable and non-transferable are treated as additional compensation taxable as ordinary income to the participant and deductible by GMAC when paid. If an 83(b) Election has been made with respect to the restricted shares, the dividends would represent dividend income to the participant and are not deductible by GMAC. If the participant makes an 83(b) Election and subsequently forfeits the shares, the participant is not entitled to a deduction as a consequence of such forfeiture, and GMAC must include as ordinary income the amount it previously deducted in the year of grant with respect to such shares.

        Restricted Stock Units, Performance Stock Units and Performance Units.    A participant receiving "restricted stock units," "performance stock units," or "performance units" will not have taxable income at the time the performance shares, performance units or the dividend equivalents awarded thereon are credited to the participant's account. The participant will recognize ordinary income equal to the amount of cash paid and/or the fair market value of the shares of common stock or other property; the ordinary income will be delivered or paid when such cash, shares of common stock, and/or other property are delivered or paid to the participant in accordance with the terms of the award. The participant will also recognize ordinary income to the extent he or she receives current payments of dividend equivalents in respect of his or her performance stock, performance stock units or performance units.

        Stock Appreciation Rights.    There will be no federal income tax consequences to either the participant or GMAC on the grant of a stock appreciation right, or during the period that such a right remains outstanding. If shares are delivered upon exercise of a SAR, then upon exercise of such a right, the common stock or cash received by the participant is taxable to the participant as ordinary income and GMAC will be entitled to a corresponding deduction, provided it complies with applicable income tax reporting requirements. Upon the sale of any common stock acquired by exercise of a stock appreciation right, the participant will realize long-term or short-term gain or loss, depending upon the holding period of such shares.

        Cash-Based Awards.    A participant receiving a cash-based award will not have taxable income when the award is granted to the participant. The participant will recognize ordinary income equal to: the amount of cash paid on the dates when such cash is paid to the participant in accordance with the terms of the award. The company would generally be entitled to a corresponding deduction.

        Tax Consequences of Change in Control.    The accelerated vesting of awards under the 2008 Plan in connection with a "change in control" (as defined in the 2008 Plan) could cause award holders to be subject to the federal excise tax on "excess parachute payments" and cause a corresponding loss of deduction on GMAC's part. In addition, options that would otherwise qualify as incentive stock options in the absence of a change in control could be treated as non-qualified options as a result of such accelerated vesting.

        Section 409A.    The 2008 Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A of the Code. Where reasonably possible and practicable, the 2008 Plan will be administered in a manner to avoid the imposition on participants of immediate tax recognition and additional taxes pursuant to Section 409A. However, notwithstanding the foregoing, neither GMAC nor the board or any committee thereof will have any liability to any person in the event Section 409A applies to any award in a manner that results in adverse tax consequences for the participant or any of his beneficiaries or transferees.

        Section 162(m).    Section 162(m) of the Code generally disallows a publicly held corporation's tax deduction for compensation paid to its chief executive officer or any of its three other most highly compensated officers (other than the chief executive officer and the chief financial officer) in excess of $1 million in any year. Qualified performance-based compensation is excluded from the $1 million deductibility limit, and therefore remains fully deductible by the corporation that pays it. GMAC intends that options and SARs granted under the 2008 Plan will be qualified performance-based compensation. Stock units, stock awards, dividend equivalents, and other stock-based and cash-based awards granted under the 2008 Plan will be designated as qualified performance-based compensation if the Compensation Committee conditions such grants on the achievement of specific performance goals in accordance with the requirements of Section 162(m) of the Code.

        GMAC has the right to require that grantees pay to the company an amount necessary for GMAC and its subsidiaries to satisfy any federal, state or local tax withholding obligations with respect to grants. The company may withhold from other amounts payable to a grantee an amount necessary to satisfy these obligations. The committee may permit a grantee to satisfy the company's withholding obligation with respect to grants paid in shares of GMAC common stock by having shares withheld, at the time the grants become taxable, provided that the number of shares withheld does not exceed the individual's minimum applicable withholding tax rate for federal, state and local tax liabilities.

Vote Required to Adopt the 2008 Plan Proposal

        The adoption of the 2008 Plan proposal will require the affirmative vote of the holders of a majority of the shares of GMAC common stock present in person or represented by proxy at the special meeting.

        The adoption of the 2008 Plan proposal is conditioned upon the adoption of the merger proposal. The adoption of the merger proposal is not, however, conditioned on the adoption of the 2008 Plan proposal.

GMAC's Board of Directors' Recommendation

        After careful consideration, GMAC's board of directors has determined unanimously that the 2008 Plan proposal is fair to, and in the best interests of, GMAC and its stockholders. GMAC's board has unanimously approved, adopted and declared advisable the 2008 Plan proposal and unanimously recommends that you vote or instruct your vote to be cast "FOR" the 2008 Plan proposal.

THE DIRECTOR ELECTION PROPOSAL

Board Structure

        GMAC's fourth amended and restated certificate of incorporation provides for a "classified" board of directors consisting of three classes which shall be as equal in number as possible. GMAC's board currently consists of five directors, elected in connection with the initial public offering, divided into three classes: two in Class I, two in Class II and one in Class III, with the terms of the classes to expire at the first, second and third annual meeting of stockholders, respectively.

        GMAC has not held an annual meeting of stockholders following its initial public offering. GMAC determined that, as a blank check company with a potentially limited corporate existence, it should focus its limited resources on the identification of and preparation for a potential business combination. In connection with the business combination, GMAC will propose for election its entire board of directors as set forth in this proposal.

        GMAC has proposed to amend Article Sixth of the fourth amended and restated certificate of incorporation to clarify when terms of the three classes comprising the board expire. See "The Director Class Proposal."

Class I Election

        The two nominees for election as Class I directors are listed below. If elected, the nominees for election as Class I directors will serve for a term of one year that will expire at GMAC's 2009 annual meeting of stockholders or when their successors are elected and duly qualified. Beginning upon election at the 2009 annual meeting of stockholders, nominees to serve as Class I directors will serve for a term of three years.

Class II Election

        The three nominees for election as Class II directors are listed below. If elected, the nominees for election as Class III directors will serve for a term of two years that will expire at GMAC's 2010 annual meeting or when their successors are elected and duly qualified. Beginning upon election at the 2010 annual meeting of stockholders, nominees to serve as Class II directors will serve for a term of three years.

Class III Election

        The three nominees for election as Class III directors are listed below. If elected, the nominees for election as Class III directors will serve for a term of three years that will expire at GMAC's 2011 annual meeting or when their successors are elected and duly qualified.

Director Nominees

        Following are the nominees for election to each class as provided. Important biographical information about each of the director nominees is set forth herein under "Directors and Management of GMAC Following the Merger."

Class I Nominees	Barry S. Sternlicht
George J. Tenet

Class II Nominees	Paul N. D'Addario
Patrick Tangney
Roger L. Werner, Jr.

Class III Nominees	David C. McCourt
Philip Shou
James P. Crownover

Vote Required to Elect Directors

        A nominee must receive the vote of a plurality of the shares of GMAC common stock represented in person or by proxy and entitled to vote at the special meeting.

        The director election proposal is conditioned upon the adoption of the merger proposal. The adoption of the merger proposal is not, however, conditioned on the adoption of the director election proposal.

GMAC's Board of Directors' Recommendation

        After careful consideration, GMAC's board of directors has approved and declared advisable the election of the director nominees and unanimously recommends that you vote or instruct your vote to be cast "FOR" the director nominees as set forth in the director election proposal.

THE ADJOURNMENT PROPOSAL

General Description of the Adjournment Proposal

        The adjournment proposal will authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes for, or otherwise in connection with, the merger proposal, any of the amendment proposals or the 2008 Plan proposal.

        If the adjournment proposal is not approved and there are insufficient votes to approve the consummation of the merger, GMAC's board will not be able to adjourn the special meeting to a later date. In such event, the merger would not be completed and GMAC would be liquidated unless it consummates a business combination with another party on or prior to October 23, 2008.

Vote Required to Adopt the Adjournment Proposal

        The adoption of the adjournment proposal will require the affirmative vote of the holders of a majority of the shares of GMAC common stock represented in person or by proxy at the special meeting. The adoption of the adjournment proposal is not conditioned on any other proposal.

GMAC's Board of Directors' Recommendation

        After careful consideration, GMAC's board of directors has determined unanimously that the adjournment proposal is fair to, and in the best interests of, GMAC and its stockholders. GMAC's board has unanimously approved, adopted and declared advisable the adjournment proposal and unanimously recommends that you vote or instruct your vote to be cast "FOR" the adjournment proposal.

INFORMATION ABOUT PBI

General

        PBI is a Georgia corporation that was initially organized in South Carolina on August 23, 1983 and subsequently reincorporated in Georgia on May 15, 1987. PBI's primary business is the design and manufacture of antenna systems and related radio frequency products and accessories. As a significant supplier of DIRECTV Group, Inc. ("DIRECTV"), which is the service provider to the majority of U.S. subscribers of direct-to-home ("DTH") digital television, PBI is a leading supplier of the outdoor antenna unit portion of the customer premises equipment for the satellite DTH digital television industry in the United States and Canada, including the high-powered direct broadcast satellite ("DBS") form of DTH utilized in the United States. PBI sells its products directly to DTH operators as an original equipment design ("OED") manufacturer and to a lesser extent utilizes system integrators and satellite electronics distributors under its Eagle Aspen and other brands for finished products such as cables, connectors, adaptors and other accessories for a variety of satellite applications.

        For its OED products, PBI designs its own products through in-house research and development laboratories staffed with an engineering team that has capabilities in antenna system design, waveguide component design, low noise block converters, low noise block converter and feed horn assemblies, intermediate frequency ("IF") signal distribution design, electronic circuit design from microwave to low frequencies, environmental testing, prototyping, automatic testing, and engineering field verification. PBI's design and development team works closely with PBI's customers in developing new products, including product specifications and testing. To manufacture these products, PBI has several sourcing arrangements, primarily in Taiwan and China. In the past, PBI has undertaken OED contracts with companies such as DIRECTV, Scientific Atlanta, Hughes Network Systems, General Instruments/Motorola, and Sony (America). PBI's largest customer for DBS antenna systems and related products is DIRECTV, which represented approximately 63%, 82% and 83% of PBI's revenue for the years ended December 31, 2006 and December 31, 2007 and for the six months ended June 30, 2008, respectively. PBI also sells DBS antenna systems and related products to a diverse customer base including EchoStar Communications Corp., DSI Systems, Inc., Star Choice and Thomson, S.A., which represented a combined total of approximately 28%, 11% and 10% of PBI's revenues for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, respectively.

        The size of the DTH antenna market, which includes the DBS market, is primarily driven by two factors: (1) the addition of new satellite television subscribers requiring installation of an outdoor antenna system (gross adds); and (2) the upgrading of installed antenna systems to newer, more powerful ones allowing signal reception from multiple satellites in one or more orbital slots and often in additional frequency bands (upgrades). The U.S. DBS subscribers represent the largest market worldwide, with DIRECTV serving approximately 16.8 million subscribers and EchoStar's Dish Network serving approximately 13.8 million subscribers as of December 31, 2007, based on public filings. While the vast majority of PBI's revenues come from the U.S. market, PBI management believes that markets outside of the U.S. offer additional expansion prospects for PBI.

        In recent periods, both gross adds and upgrades have been driven in large part by consumer demand for high definition television ("HDTV") channels, as well as digitized local television channels delivered via satellite back to local markets ("local-into-local") and a proliferation of ethnic and niche channels. This increased need by satellite television companies, particularly in the U.S. market, to provide greater video choice and high definition programming with its large bandwidth requirement has led them to increase satellite broadcast capacity in space. DIRECTV, for instance, has gone from operating six satellites in 2004 to eleven satellites in 2008 and a projected twelve satellites by 2009, based on public filings. These satellites operate in the Ku-band and, since 2006, the Ka-band frequencies, and are located in seven different orbital slots from 72.5 degrees West Longitude to 119 degrees West Longitude. At the present time, PBI believes the Ka-band offers the best possible solution to a growing public demand for more content and higher definition. This public demand translates into the need for the far greater bandwidth of the Ka-band as compared with the Ku-band. The Ka-band allows a single antenna to pick up, process, and segregate signals from multiple satellites spaced closer together (two degrees as opposed to nine degrees). This allows use of smaller antennas with feeds spaced closer together resulting in a more stable antenna using lighter and thereby more economical components. To provide subscribers the breadth of channels they desire while avoiding the expense and other complications of using multiple antenna systems at the customers' premises, satellite television companies have moved to installing more sophisticated antenna systems that can receive signals from multiple satellite orbital slots and in more than one frequency band. PBI has shifted its research and development efforts over time in response to these developments.

        Within the US market, individual DTH satellite companies create customized specifications for their equipment based on technical requirements related to their specific satellite portfolio and more general preferences, resulting in the need for suppliers like PBI to design and produce equipment that differs among companies and to have the expertise to do so. Outside the U.S., DTH satellite companies face requirements concerning frequency usage, orbital placement and other technical factors that differ from those faced by companies in the U.S., leading to different product specifications for similar product categories and resulting in even greater complexity in designing and developing products for this market. It is this increasing complexity of PBI's customers' space segment that has lead to an evolution of the market in favor of PBI's strengths of providing highly engineered, yet affordable multi-feed antenna systems and accessories.

Products

        PBI's customers install PBI's antenna systems and other products at their subscribers' premises to receive subscription television programming signals that are transmitted from orbiting satellites. The DTH antenna systems and other products are installed where they have direct line of sight to whichever satellite signals they must receive. These DTH antenna systems and other products consist principally of reflector dish antennae, feed horns located at the focal point of a reflector dish, electronics, software and software integration services which allow an antenna system to receive, process and amplify satellite television signals for distribution over coaxial cable into the homes or buildings. The satellite dish antenna reflects and focuses the satellite microwave signal into a Low Noise Block down converter and Feed horn assembly called an "LNBF." The LNBF is an electronic device that boosts the signal with low noise microwave amplifiers and down converts the signal from high frequency satellite transmissions to lower frequencies that are sent to the set top box where the signal is decoded and processed to create a picture.

        In recent years, PBI's product mix has shifted towards selling antenna dishes with components as systems. As a percentage of total sales, PBI's sales of antenna systems accounted for 54.7%, 40.5%, and 40.9% for the years ended December 31, 2007, 2006 and 2005, respectively. The following table shows the comparison of the sales of component systems to other sales categories for these periods:

Sales Comparison Of Component Systems

	For the Year Ended December 31,
	2007	2006	2005
Antenna Systems(1)	54.7%	40.5%	40.9%
Antenna Accessories(2)	13.5%	8.5%	0.5%
Cable(3)	10.3%	9.4%	9.9%
LNB(4)	9.8%	18.2%	21.8%
Satellite Accessories,(5)	11.2%	22.7%	25.3%
Other Products(6)	0.4%	0.7%	1.6%

Total(7)	100%	100%	100%

(1)
Satellite antenna systems ready for installation including antenna/dish, LNB, software/software integration, mount for out-door-unit (ODU).

(2)
Mounts and mounting accessories.

(3)
Network, Category, and Coaxial cable.

(4)
Ku-, Ka-, C, FSS, DBS Low noise block down converter (LNB) and LNB with feed.

(5)
Multi-switches, adapters, splitters, and other accessories.

(6)
Amplifiers, power adapters, phone accessories, grounding products, connectors, installation tools, and rotators.

(7)
Totals of numbers disclosed in the above table may not sum to 100% due to rounding of decimal places.

Development and Engineering

        PBI was founded by engineers, and believes that research and product development is one of its core competencies. PBI has built an in-house engineering team with seven scientists/engineers and five engineering technicians. For the years ended December 31, 2005, 2006 and 2007, PBI spent an aggregate of $168,402, $201,279, and $649,845 respectively on research and development expenses. PBI's research and development laboratories and testing facilities are located at its headquarters in Marietta, Georgia and focus on the following capabilities:

  •
  antenna system development;

  •
  radio frequency (RF) electronic circuit design from microwave frequencies downward, particularly for low noise block converters;

  •
  quality assurance;

  •
  mechanical engineering and modeling; and

  •
  feed horn and waveguide component design.

        In addition, management believes that PBI's anechoic chamber laboratory is one of the largest antenna testing facilities in the United States not dedicated to military or other non-consumer applications. This anechoic chamber is a specially constructed room designed to suppress undesired electromagnetic radiation and permit experiments in which equipment under test receives RF signals directly from the signal source, not reflected from another part of the chamber, which ensures the integrity of the testing being conducted. PBI's engineers also have extensive knowledge and expertise in satellite electronics and software, UHF antennas, VHF/UHF electronics such as preamplifiers, distribution amplifiers, set-top boxes for satellite (DVB-S) and off-air reception standards (ATSC and DVB-T), and mechanical actuators for satellite antennas and VHF/UHF antenna rotators. Management believes this extended expertise will be important as PBI seeks to expand its product line into adjacent areas and as it seeks to make and integrate strategic acquisitions.

Manufacturing

        Electronic devices, components and made-to-order assemblies used in PBI's products are generally obtained from a number of suppliers, although certain components are obtained from sole source suppliers. Some devices or components are standard items while others are manufactured to PBI's specifications by its suppliers. PBI believes that most components are available from alternative suppliers. However, any significant interruption in the delivery of such items could have an adverse effect on PBI's operations. During 2007, Prime was one of PBI's largest suppliers and accounted for approximately 55% of PBI's purchases. PBI has maintained a close relationship with Prime for many years and has a non-compete agreement that reserves for PBI an exclusive right to distribute Prime products in North, Central and South America. The two companies have collaborated for many years to produce products for PBI customers that meet the quality and cost requirements of the customers. This relationship has resulted in a long history of sales growth and expansion for both companies. At the same time, PBI has maintained purchasing relationships with other suppliers, and over the past three years has worked with over 40 other suppliers. As a result, PBI believes most of its components can be sourced from alternative vendors.

        PBI outsources manufacturing of many of its products to contract manufacturers in Taiwan, mainland China, South Korea and the United States. PBI's products are electronically tested and subjected to additional environmental tests to ensure that PBI's designs successfully operate in a diverse set of often harsh weather conditions on a sampled basis prior to packaging and shipping. PBI management makes frequent trips to its suppliers to inspect the suppliers' facilities and collaborate on product development. Since a substantial portion of PBI's components, and substantially all printed circuit board assemblies and housings, are procured from foreign suppliers and contract manufacturers located primarily in mainland China and Taiwan, any significant shift in U.S. trade policy toward these countries, or a significant downturn in the economic or financial condition of, or any political instability in, these countries, could cause disruption of PBI's supply chain or otherwise disrupt PBI's operations, which could adversely impact PBI's business.

Business Strategy

        PBI's objective is to grow and diversify its sales and income by continuing to add value to its existing customers and expanding its product lines and customer base. Key elements of PBI's strategy to achieve this objective include:

        Position itself as a leading provider of high-end DBS antenna systems in the United States to take advantage of its customers' needs to upgrade their installed base and supply new subscribers with equipment capable of receiving a broader array of content.    To compete with cable and newer fiber-optic and Internet Protocol Television ("IPTV") systems, DBS operators must offer superior video programming and a state of the art viewing experience. Provision of additional video programming like HDTV, local-into-local broadcasts and special niche and ethnic content requires subscribers to have antennas that can receive signals from new or often multiple satellites from different orbital slots. The installed base of DBS reception products thus becomes obsolete quicker due to these competitive pressures and is generally replaced with higher cost and higher margin equipment such as antennas with multiple satellite feeds. PBI can therefore grow unit sales faster than its DBS customers add subscribers in that it is not only supplying equipment for new subscriber additions, but also upgrading a large installed base of existing subscribers.

        Market its reputation for satisfying existing customers' sophisticated product requirements to gain new international customers who are expected to increasingly need higher-end antenna systems.    PBI's existing customers use some of the most complex antenna systems in the satellite TV industry. PBI's management believes that these customers rely on PBI's expertise to design and develop its next generation antenna systems. Furthermore, because PBI's customers demand state of the art technology and continued improvement and development of products, PBI's management believes it must focus on research and development advancements in order to maintain its technological leadership position and that its focus on research and development is a competitive advantage. As a result, as other satellite TV providers in the Americas, Europe and other international markets require more sophisticated antenna systems, PBI believes its efforts to continually enhance its products and its reputation for meeting demanding design specifications will well-position PBI to serve these new DTH customers.

        Utilize in-house R&D capabilities and advanced testing facilities to develop new and innovative products for adjacent industry sectors.    PBI's engineering expertise and lab facilities provide PBI with the capabilities needed to address adjacent and growing markets such as Very Small Aperture Terminals ("VSATs"), satellite broadband, HD and satellite radio, and sun tracking alternative energy systems. PBI's engineering staff has in the past developed products in some of these areas while working at other companies in the satellite space or while working for non-profit institutions such as the U.S. Army Research Lab and NASA.

        Focus on product design, quality control and customer service while maintaining offshore manufacturing relationships.    Offshore manufacturing relationships in Taiwan and China have allowed PBI to maintain quality control and its ability to offer customers competitive pricing. In addition to the cost advantages of offshore manufacturing, it also allows PBI to better focus its operations on collaborative product design, quality control and customer service to enhance its abilities to compete through technical know-how, adaptability, and availability; reputation and positive relationships with customers, suppliers, and experts in the industry. For instance, with its largest customer, DIRECTV, PBI periodically participates in collaborative early stage design meetings for new antenna system developments. PBI also co-locates warehouses with DIRECTV in Georgia, Pennsylvania and California to improve various aspects of supply chain and inventory management.

        Take advantage of impending FCC regulatory changes to drive additional growth.    The Federal Communications Commission is considering licensing additional frequencies and DBS orbit slots, which could enable more DBS satellites to be launched and drive new antenna designs. In addition, the pending transition of analog television broadcasts to digital should drive sales of amplifiers, cables and other accessories that are needed during the conversion process. Government vouchers provided to analog TV customers could also provide increased funding for adoption of pay-TV services like DBS and cable.

        Actively explore and pursue business combinations to increase revenue base, broaden geographic spread of customers, broaden product offerings and add to technology capabilities.    There are many companies involved in designing antenna systems and radio frequency products for the satellite industry, manufacturing such products or otherwise providing services related to such products. Combining with some of these companies could allow PBI to maintain a similar fixed cost base while increasing its revenues, product offerings and customer base in the U.S. and abroad, in addition to potentially enhancing PBI's technological capabilities. Acquisitions would also allow PBI to accelerate its growth and more rapidly diversify its product and customer bases.

The Industry

        PBI mainly participates in the DTH antenna market, which is a subset of the overall satellite ground equipment industry.

        Satellite Ground Equipment.    Satellite ground equipment consists of terrestrial products and solutions used for satellite communications such as gateways, network operations centers, satellite news gathering equipment, satellite TV equipment, satellite radio, satellite phones and VSATs. According to Futron's "State of the Satellite Industry Report" sponsored by the Satellite Industry Association, global satellite ground equipment revenues increased from $21.0 billion in 2002 to $28.8 billion in 2006, a compound annual growth rate of 8% and a 2006 growth rate of over 14%. Since 2003, ground equipment revenues have continued to increase year over year. End user terminals such as satellite TV equipment and satellite radios have been the major drivers for revenue growth. Based on Futron's findings, prices for end user terminals (i.e. satellite radio and satellite TV set top boxes) are increasing as new technology and capabilities are introduced. Although various consumer markets contribute to the sale of end user terminals, DTH terminals are the largest market.

        DTH Antenna Market.    DTH television is the transmission of television programming directly to end-user equipment. PBI makes most of its sales in the United States, where DBS companies such as DIRECTV and EchoStar offer these services. DTH television has become a mass market consumer product. Industry research suggests that the U.S. DBS market has grown since its inception in 1994 to over 30.9 million subscribers today and is projected to continue to grow to nearly 33 million subscribers in 2010. The DTH antenna market size is primarily driven by the increasing DTH subscriber base, its respective churn rates and increasingly, an upgrade cycle. The U.S. is the largest DBS subscriber market in the world. The vast majority of PBI's revenues currently come from this market; the remaining markets offer expansion prospects for PBI.

        Because high definition television consumes approximately three times the bandwidth of standard programming, more programming options overall combined with increased demand for the high definition format overloads existing satellites and has driven DBS firms to enlarge their fleets of satellites, which has rendered many existing DBS antennas obsolete. Much of the development and increased demand for additional programming options and high definition format has occurred within the United States television market; however, it is expected that the advancements that arise from U.S.-based DBS firms attempts to meet these demands will eventually become standardized in many international markets. There is already evidence that increased flat screen TV sales and demand for HDTV programming is rising in Europe.

        The DTH antenna market is roughly divided into two segments: high-end equipment and low-end equipment. The high-end of the market includes equipment that supports multiple frequency bands and receives signals from multiple satellites, in turn allowing service operators to offer more channels and increased HDTV programming. Within this segment, DBS operators regularly work with high-end designers like PBI to develop ground equipment to keep up with technological advancements that maximize the limited bandwidth available on existing satellites. System designers like PBI are awarded purchase orders for exclusive or limited production of this high-end equipment and, in the case of PBI, must then secure production of such products through contract manufacturers. These purchase orders are typically higher margin and are experiencing increasing volume. The low-end of the market includes equipment to receive basic service from a single satellite and is characterized by greater competition with systemic lower prices. Margins, however, tend to decline more slowly than prices, as the cost of manufacturing also tends to decrease over the life of a product as expertise is gained and specialized equipment is amortized.

        While more complex antenna systems may increase costs to a DBS operator on a per-unit basis, competitive and regulatory forces in the U.S. pay TV market are pushing DBS operators to rely more on such high-end equipment to attract and retain subscribers and to enhance average revenue per subscriber. For example, DIRECTV has reported that the average monthly revenue per subscriber for DIRECTV for the years ended December 31, 2006 and 2007 was $73.74 and $79.05, respectively, and DIRECTV's average monthly customer 'churn' rate was 1.60% and 1.51% for the years ended December 31, 2006 and 2007, respectively. In addition, while the antenna systems may be more expensive, when PBI develops new products for its DBS customers, it focuses on making the installation and maintenance simpler by creating smaller and lighter antenna systems with fewer required steps in installation and greater reliability, thereby reducing the installation and maintenance costs of its customers.

Competition

        PBI's major competitors are companies that have the internal capabilities to design high-end equipment for the commercial satellite and radio frequency equipment market much like PBI. This group includes companies with a North American presence that are current suppliers to DIRECTV, EchoStar's DISH network, Bell ExpressVu, Star Choice, Hughes Network Systems and their competitors in the provision of subscription television services as well as companies outside North America focused on the DTH sector and companies that provide services to commercial satellite operators more generally. Companies that do not have the high-end design capabilities but produce or manufacture equipment for the commercial satellite and radio frequency equipment market for PBI or others may also be considered competitors or may eventually become competitors. These competitors and potential competitors include such companies as: L3 Communications Holdings, Harris Corporation, Hittite Microwave Corporation, RF Micro Devices, Gilat, EMS Technologies, Powerwave Technologies, Bigband Networks, Comtech Telecommunications, Orbcomm, Anaren, Optium Corporation, Herley Industries, CalAmp Corporation, Microelectronics Technology, Wistron NeWeb, Prime, Sharp Electronics, Invacom Ltd., Zinwell International Corp. and ASC Signal Corporation. Many of PBI's current and potential competitors have substantially greater resources than PBI.

Seasonality

        Historically, PBI's business has experienced some seasonality. PBI's fourth fiscal quarter ending December 31 tends to be the strongest sales period for its business, followed by the quarter ending March 31, because the DBS service providers typically are building up their inventory levels in advance of the year-end holiday season and first quarter Super Bowl playoffs when acquisition of new subscribers is higher. PBI's second fiscal quarter ending June 30 tends to be the weakest sales period for this business, followed by the quarter ending September 30, because the DBS service providers typically are reducing their purchases to work down inventory levels following the year-end holiday and Super Bowl seasons. Notwithstanding this, in some years these seasonal patterns may be overshadowed by the timing of new product introductions, the phase-out of older generation products, the service providers' reallocation of purchasing volume among several suppliers or by other factors.

Employees

        As of August 25, 2008, PBI employs 42 full-time employees. PBI has not entered into any collective bargaining agreements with its employees and believes that relations with its employees are good. PBI believes that its future success will depend in part upon the continued service of its key employees and on its continued ability to hire and retain qualified personnel. In addition to its employees, PBI has one full-time independent engineer contractor and one part-time independent engineer contractor who augment the employee workforce.

Properties

        PBI owns a 48,385 square foot facility located in Marietta, Georgia. The facility contains offices, a warehouse, laboratories for research and development and testing, sophisticated testing equipment, computers, and software, as well as an employee lounge and fitness facility. PBI also leases several warehouses around the U.S. to efficiently distribute its products.

        PBI's principal offices are located at 1900 West Oak Circle, Marietta, Georgia 30062 and its telephone number at that location is (770) 423-7072.

Legal Proceedings

        PBI has no litigation other than that arising from time to time in the normal course of business, none of which is material.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF PBI

        The following discussion should be read in conjunction with PBI's financial statements and accompanying notes, which appear elsewhere in this proxy statement/prospectus.

Overview

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, is intended to help the reader understand PBI's historical results and anticipated future outlook prior to the close of the proposed merger with GMAC. MD&A is provided as a supplement to, and should be read in conjunction with, PBI's financial statements and accompanying notes, which appear elsewhere in this proxy statement/prospectus.

Introduction

        PBI is a Georgia corporation that was initially organized in South Carolina on August 23, 1983 and subsequently reincorporated in Georgia on May 15, 1987. PBI's primary business is the design and manufacture of antenna systems and related radio frequency products and accessories. As a significant supplier of DIRECTV Group, Inc. ("DIRECTV"), which is the service provider to the majority of U.S. subscribers of direct-to-home ("DTH") digital television, PBI is a leading supplier of the outdoor unit part of the customer premises equipment for the DTH digital television industry in the United States and Canada, including the high-powered direct broadcast satellite form of DTH utilized in the United States. PBI sells its products directly to DTH operators as an original equipment design ("OED") manufacturer and to a lesser extent utilizes system integrators and satellite electronics distributors under its Eagle Aspen and other brands for finished products such as cables, connectors, adaptors and other accessories for a variety of satellite applications.

        For its OED products, PBI designs its own products through in-house research and development laboratories staffed with an engineering team that has capabilities in antenna system design, waveguide component design, low noise block converters, low noise block converter and feed horn assemblies, IF signal distribution design, electronic circuit design from microwave to low frequencies, environmental testing, prototyping, automatic testing, and engineering field verification. PBI's design and development team works closely with PBI's customers in developing new products, including product specifications and testing. To manufacture these products, PBI has several sourcing arrangements, primarily in Taiwan and China. In the past, PBI has undertaken OED contracts with companies such as DIRECTV Group Inc., Scientific Atlanta, Hughes Network Systems, General Instruments/Motorola, and Sony (America). PBI's largest customer for DBS antenna systems and related products is DIRECTV, which represented approximately 63%, 82% and 83% of PBI's gross sales for the years ended December 31, 2006 and 2007 and for the quarter ended June 30, 2008, respectively. PBI also sells DBS antenna systems and related products to a diverse customer base including EchoStar Communications Corp., DSI Systems, Inc., Star Choice and Thomson, S.A., which represented a combined total of approximately 28%, 11% and 10% of PBI's revenues for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, respectively.

        On July 24, 2008, PBI entered into an agreement with XM Satellite Radio to provide a complete marine kit for XM's satellite radio subscribers, which enables users to safely operate XM radio devices on a boat.

Seasonality

        PBI's sales are subject to a consistent seasonal cycle with significant sales growth in the last quarter of each year and the first quarter of the following year as home entertainment has proven to be a good gift promotion for the holiday season, which is also a popular time for watching televised sporting events such as the Super Bowl. Also, in many parts of the world, winter weather conditions are conducive to home entertainment. Therefore, PBI anticipates this seasonality by increasing its orders to its vendors and its inventories beginning in September and through the first quarter of the next year, when weather conditions in the Northern Hemisphere begin to permit more outdoor activities. Traditionally, the second quarter is the quarter with the lowest sales.

Sales Trends

        PBI's sales trends depend greatly on adjustments and changes made by DBS operators. The DBS operators are actively pursuing new products and delivery techniques and processes that can reduce the cost of delivering programming to the consumer, while improving its quality control, and ultimately influence supply and demand in the industry. Some of the trends are directly dependent upon the DBS operators deploying new satellites for broadcasting additional channels, both expanding the number of choices customers have and also expanding the access to high definition and digital programming. PBI management believes that these adjustments and changes have been generally positive for PBI, as PBI focuses on more sophisticated antenna systems used for high definition and multiple-package programming, and are designed as much as possible to reduce installation, maintenance and other costs for PBI's customers. PBI management believes these trends, taken together with PBI's strategic focus, have contributed to strong growth in sales volume historically and will result in continued strong demand for new products that enhance PBI's growth potential.

        PBI's management experience leads it to believe that the industry is able to maintain strength even in a declining economy. For instance, customers who may be foregoing major purchases and decreasing discretionary spending may find an investment in more or better television programming a means of enhancing their opportunities to relax and find recreation at home instead of more costly vacations, travel, and other higher-dollar expenditures.

        In addition to sales and sales growth related to DTH companies attracting new subscribers, PBI has also benefited from upgrades of installed equipment. As consumers of DTH services seek to enjoy high definition programming, more varied sports, ethnic and other specialty programming packages, and other offerings of DTH operators, whether on new televisions such as plasma or LCD screens or otherwise, they often must upgrade their equipment to have access to such programming options. PBI's focus on more sophisticated systems means that it benefits from such upgrades. Management believes that the adoption by the FCC of rules that require television broadcasters to broadcast major television broadcast programming digitally by February 17, 2009 has heightened consumer awareness of high definition television and generally encouraged consumers to upgrade their television equipment and programming to digital, further supporting PBI sales.

        PBI adapts its plans and methods to accommodate transitions in the purchasing practices of the major DBS operators. These transitions have, for instance, affected the way different components of an antenna system are packaged and delivered to end customers of DBS operators through the supply chain. Management believes PBI's ability to adapt to and incorporate change has been a strength that has helped it to maintain its competitive position in the industry.

Overview of PBI's Financial Results

Results of Operations of PBI

  Comparisons of the Six Months Ended June 30, 2008 and 2007

	2008	% Chg	2007
Revenues	$71,174,063	20.5%	$59,075,798
Cost of Goods Sold	60,452,613	20.8%	50,029,709
Gross profit	10,721,450	18.5%	9,046,089
Gross profit margin as a percentage of total revenue	15.1%		15.3%
Selling, general and administrative expenses(1)	4,178,357	36.2%	3,066,695
As a percentage of revenue	5.9%		5.2%
Income from Operations	6,543,093	9.4%	5,979,394
As a percentage of revenue	9.2%		10.1%
Interest Income (Expense), Net	(44,736)	(18.2)%	(54,697)
Other Income (Expense), Net(2)	34,582	284.9%	8,984
Income before provision for income taxes	6,532,939	10.1%	5,933,681
As a percentage of revenue	9.2%		10.0%
Provision for Income Taxes	2,739,349	22.8%	2,230,949
Effective income tax rate	41.9%		37.6%
Net Income	3,793,590	2.5%	3,702,732
As a percentage of revenue	5.3%		6.3%

(1)
PBI included depreciation and amortization expense of $383,159 and $383,178 for the six months ended June 30, 2008 and 2007, respectively, in SG&A. No amounts of depreciation and amortization were assigned to cost of goods sold during this period.

(2)
Excludes interest income (expense), net of ($44,736) and ($54,697) for the six months ended June 30, 2008 and 2007, respectively.

        Revenues and net income are key measurements of PBI's financial results. For the six months ended June 30, 2008, revenues were $71.2 million, an increase of 20% from revenues of $59.1 million for the six months ended June 30, 2007. Net income for the six months ended June 30, 2008 was $3.8 million, an increase of 2.5% over net income of $3.7 million for the six months ended June 30, 2007. The increase in revenues was primarily due to continued increases in sales volumes of PBI's more sophisticated and higher priced DIRECTV Slim Line® products and related accessories. Even though PBI incurred higher general and administrative expenses related to the proposed merger with GMAC, and a higher income tax provision rate from the implementation of FIN 48 (as defined on page 133), such expenses were offset by the increase in revenues.

  Comparison of the Twelve Months Ended December 31, 2007, 2006 and 2005

	2007	% Chg	2006	% Chg	2005
Revenues	$131,991,807	47%	$89,626,360	14%	$78,392,076
Cost of Goods Sold(1)	111,223,276	50%	74,060,923	12%	65,832,158
Gross profit	20,768,531	33%	15,565,437	24%	12,559,918
Gross profit margin as a percentage of total revenue	15.7%		17.4%		16.0%

Selling, general and administrative expenses(1)	7,018,321	(21)%	8,925,831	44%	6,211,069
As a percentage of revenue	5.3%		10%		7.9%
Income from Operations	13,750,210	107%	6,639,606	4.6%	6,348,849
As a percentage of revenue	10.4%		7.4%		8.1%
Interest Income (Expense), Net	(210,790)	62%	(129,760)	(39)%	(212,829)
Other Income (Expense), Net(2)	73,758	(90)%	706,464	(44)%	1,257,119
Income before provision for income taxes	13,613,178	89%	7,216,310	(2)%	7,393,139
As a percentage of revenue	10.3%		8.1%		9.4%
Provision for Income Taxes	4,871,106	93%	2,519,330	(6)%	2,676,675
Effective income tax rate	36%		35%		36%
Net Income	8,742,072	86%	4,696,980	0%	4,716,464
As a percentage of revenue	6.6%		5.2%		6.0%

(1)
PBI included depreciation and amortization expense of $766,221, $798,161 and $451,902 for the years ended December 31, 2007, 2006 and 2005, respectively, in cost of goods sold and SG&A. Of these amounts, $0, $124,964 and $111,542 of depreciation and amortization expense were included in costs of goods sold for the years ended December 31, 2007, 2006 and 2005, respectively, while $766,221, $673,197 and $340,360 of depreciation and amortization expense were included in SG&A for the years ended December 31, 2007, 2006 and 2005, respectively.

(2)
Excludes interest income (expense), net of $(210,790), $(129,760) and $(212,829) for the years ended December 31, 2007, 2006 and 2005, respectively.

        Revenue and net income per share are key measurements of PBI'S financial results. For the year ended December 31, 2007, revenue was $132.0 million, an increase of 47% from revenue of $89.6 million for the year ended December 31, 2006. Net income for the year ended December 31, 2007 was $8.7 million, an increase of 86% over net income of $4.7 million for the year ended December 31, 2006.

        The increase in revenue in 2007 was primarily due to increases in sales volumes of PBI's more sophisticated and higher priced DIRECTV SlimLine® products.

        For the year ended December 31, 2006, revenue was $89.6 million, an increase of 14% over the year ended December 31, 2005 of $78.4 million. Net income for the year ended December 31, 2006 remained virtually constant compared to the year ended December 31, 2005.

        The increase in revenue for the year ended December 31, 2006 was primarily due to increased unit volume, including the launch into the market of new products.

Critical Accounting Policies and Estimates

        There are several accounting policies that are critical to understanding PBI's historical and future performance because these policies affect the reported amounts of revenue and other significant areas in PBI's reported financial statements and involve management's judgments and estimates. These critical accounting policies and estimates include:

  •
  accounting for stock options; and

  •
  accounting for income taxes.

        These policies and estimates and PBI's procedures related to these policies and estimates are described in detail below and under specific areas within the discussion and analysis of its financial condition and results of operations. Please refer to Note A, "Summary of Significant Accounting Policies" in the Notes to Financial Statements of PBI for the year ended December 31, 2007 included herein for further discussion of PBI's accounting policies and estimates. There have been no material changes to these accounting policies during 2007.

  Accounting for Stock Options

        Prior to January 1, 2006, PBI accounted for PBI's share-based payments under the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Under that method, when options are granted with a strike price equal to or greater than fair market value on date of issuance, there is no impact on earnings either on the date of grant or thereafter, absent modification to the options. Accordingly, PBI recognized no share-based compensation expense in periods prior to January 1, 2006.

        Effective January 1, 2006, PBI adopted SFAS No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which requires PBI to measure the cost of share-based payments granted to PBI's employees, including stock options, based on the grant-date fair value and to recognize the cost over the requisite service period, which is typically the vesting period. PBI adopted SFAS No. 123R using the modified prospective transition method, which requires PBI to recognize compensation expense for share-based payments granted or modified on or after January 1, 2006. Additionally, PBI is required to recognize compensation expense for the fair value of unvested share-based awards at January 1, 2006 over the remaining requisite service period. Operating results from prior periods have not been restated.

  Accounting for Income Taxes

        PBI is required to estimate its federal income taxes as well as income taxes in each state in which it operates. This process requires that management estimate the current tax exposure as well as assess temporary differences between the accounting and tax treatment of assets and liabilities, including items such as accruals and allowances not currently deductible for tax purposes. The income tax effects of the differences identified are classified as current or long-term deferred tax assets and liabilities in PBI's consolidated balance sheets. Management's judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, its interpretation of current tax laws and possible outcomes of current and future audits conducted by domestic tax authorities. Changes in tax laws or management's interpretation of tax laws, including the provisions of the American Jobs Creation Act of 2004, and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in PBI's balance sheet and results of operations. PBI must also assess the likelihood that deferred tax assets will be realized from future taxable income and, based on this assessment, establish a valuation allowance if required. As of December 31, 2007, management determined that no valuation allowance was required at that time.

New Accounting Standards

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 10"

("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in the tax return. Effective January 1, 2008, PBI adopted the provisions of FIN 48. As a result of the implementation, PBI recognized a $968,000 liability for unrecognized tax benefits related to tax positions taken in prior periods. This increase was accounted for as an adjustment to retained earnings in accordance with the provisions of FIN 48.

        In September 2006, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS No. 157"), which establishes a framework for using and disclosing estimates in accounting for certain assets, liabilities and transactions at fair value. The provisions of SFAS No. 157 became effective for PBI on January 1, 2008, and have no material impact on its consolidated financial statements.

        In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115" ("SFAS No. 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 became effective for PBI on January 1, 2008, and have no material impact on its consolidated financial statements.

Results of Operations of PBI

  Comparisons of the Six Months Ended June 30, 2008 and 2007

  Revenues

	Six Months Ended June 30,
	2008	% Change	2007
Revenues	$71,174,063	20.5%	$59,075,798

        Revenues for the six months ended June 30, 2008 were $71.1 million, an increase of 20% from revenues of $59.1 million for the six months ended June 30, 2007. The increase in revenues was primarily due to an increase in sales volumes of PBI's more sophisticated and higher-priced Slim Line® products and related accessories. The DIRECTV Slim Line® system contains some of the most advanced technology to date for Direct-To-Home TV satellite broadcasting. This technology is expected to permit the use of new satellites and bandwidths as the Satellite TV broadcasting business expands, and also may have applications beyond its current DTH uses in the future. PBI expects this to have a positive influence on its sales for a significant number of years; however, future technological advances could develop that would impact its current useful life.

  Cost of Goods Sold

	Six Months Ended June 30,
	2008	% Change	2007
Cost of Goods Sold	$60,452,613	20.8%	$50,029,709
Gross profit	$10,721,450	18.5%	$9,046,089
Margin as a percentage of revenues	15.1%		15.3%

        For the six months ended June 30, 2008, cost of goods sold was $60.5 million, an increase of 21% from $50.0 million for the six months ended June 30, 2007. The increase in cost of goods sold was primarily due to increased sales volume.

        Gross profit for the six months ended June 2008 was $10.7 million, an increase of 18.5% from $9 million for the six months ended June 30, 2007. Gross margin for the six months ended June 30, 2008 was 15.1%, compared to 15.3% for the six months ended June 30, 2007. The 0.2% decrease in gross margin was primarily attributable to material cost increases, price reductions on certain product lines, and devaluation of the U.S. dollar, which were mostly off-set by a significant reduction in the amount of inventory write-downs in the first six months of 2008 ($849) compared to an inventory write-down of $772,111 in the same period in 2007. No depreciation or amortization expense was charged to costs of goods sold for the six months ended June 30, 2008 and 2007, respectively.

  Selling, General & Administrative Expenses

	Six Months Ended June 30,
	2008	% Change	2007
Selling, general and administrative expenses	$4,178,357	36.2%	$3,066,695
As a percentage of revenue	5.9%		5.2%

        Selling, general and administrative expenses ("SG&A") consist primarily of salaries and related benefits for management and employees, including temporary staff and consultants, and fees for professional services, such as legal and auditing and accounting services. It also includes recruiting and certain marketing expenses and depreciation and amortization. SG&A increased by 36% for the six months ended June 30, 2008 compared to the same period in 2007. The increase in SG&A expenses was primarily the result of an increase in professional services fees associated with our merger with GMAC, an increase in outside warehouse rent expenses due to the addition of an outside warehouse in close proximity to PBI's principal customer in order to expedite delivery of its products, and an increase in personnel expenses associated with increased salaries and the hiring of several new employees to accommodate sales growth and to meet increased demand for research and development. PBI's professional services fees increased by 318% from $95,552 for the six months ended June 30, 2007 to $399,159 for the six months ended June 30, 2008. This was largely attributable to the one-time need for professional services in association with the merger of GMAC and PBI.

        Excluding professional services fees, SG&A was $3.8 million, or 5.3% of the revenues in the period. PBI's reported SG&A also includes depreciation and amortization expense of $383,159 for the six months ended June 30, 2008 and $383,177 for the six months ended June 30, 2007.

  Income from Operations

	Six Months Ended June 30,
	2008	% Change	2007
Income from operations	$6,543,093	9.4%	$5,979,394
As a percentage of revenue	9.2%		10.1%

        Income from operations is calculated by subtracting cost of goods sold and SG&A from revenues. PBI's income from operations was $6.5 million for the six months ended June 30, 2008, an increase of 9.4% from $6 million for the six months ended June 30, 2007. Income from operations as a percentage of revenue was 9.2% for the six months ended June 30, 2008 compared to 10.1% for the six months ended June 30, 2007, due to a 0.2% decrease in gross margin as percentage of sales, and a 0.7% increase in selling, general, and administrative expenses as a percentage of sales. Although income from operations as a percentage of revenues decreased, the dollar amount still increased to $6.5 million from $5.9 million due to increased sales.

  Interest Income (Expense), Net

	Six Months Ended June 30,
	2008	% Change	2007
Interest Income (Expense), Net	$(44,736)	(18.2)%	$(54,697)

        Interest expense for the six months ended June 30, 2008 was $(64,372), a decrease of 10% from $(71,638) for the six months ended June 30, 2007. The decrease was attributable principally to a reduction in PBI's revolving line of credit to finance working capital needs caused by the growth in sales volumes.

        Interest income for the six months ended June 30, 2008 was $19,636, an increase of 16% from $16,941 for the six months ended June 30, 2007. The increase in interest income was due to interest earned on our capital market investment and outstanding loans from our employees. Net interest expense was ($44,736) for the six months ended June 30, 2008, an 18% decrease from net interest expense of ($54,697) for the six months ended June 30, 2007.

  Other Income (Expense), Net

	Six Months Ended June 30,
	2008	% Change	2007
Other Income (Expense), Net(1)	$34,582	284.9%	8,984

(1)
Excludes interest (expense), net of $(44,736) and $(54,697) for the six months ended June 30, 2008 and June 30, 2007, respectively.

        Other income, net was $34,582 for the six months ended June 30, 2008, versus other income, net of $8,984 for the six months ended June 30, 2007. The increase was principally due to funds released of $9,925 originally placed in escrow in 2005 in New Taiwan Dollars in connection with the sale of an investment, with related currency exchange gain of $6,147; and $16,959 received as payment from a vendor in consideration for PBI providing extra quality control testing, and processing for goods returned to the vendor through the quality control process.

  Provision for Income Taxes

	Six Months Ended June 30,
	2008	% Change	2007
Provision for Income Taxes	$2,739,349	22.8%	$2,230,949
Effective income tax rate	41.9%		37.6%

        For the six months ended June 30, 2008, income tax expense was $2.7 million, an increase of 23% from $2.2 million for the six months ended June 30, 2007.

        The increase in income tax expense was primarily attributable to increased income from operations. PBI's effective income tax rate was 41.9% for the six months ended June 30, 2008 compared to 37.6% for the six months ended June 30, 2007. The increase in the effective tax rate is due to transaction costs incurred related to the merger with GMAC which was treated as a non-deductible expense for tax purposes, and the adoption of the provisions related to the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). Based on the analysis performed, approximately $267,000 was added to income tax provision.

  Net Income

	Six Months Ended June 30,
	2008	% Change	2007
Net Income	$3,793,590	2.5%	$3,702,732
As a percentage of revenue	5.3%		6.3%

        For the six months ended June 30, 2008, net income was $3.8 million, an increase of 2.5% from $3.7 million for the six months ended June 30, 2007.

        Net income as a percentage of revenue was 5.3% for the six months ended June 30, 2008 and 6.3% for the six months ended June 30, 2007.

  Comparisons of the Twelve Months Ended December 31, 2007 and 2006

  Revenues

	The Twelve Months Ended December 31,
	2007	% Change	2006
Revenues	$131,991,807	47%	$89,626,360

        Revenue for the year ended December 31, 2007 was $132.0 million, an increase of 47% from revenue of $89.6 million for the year ended December 31, 2006. The increase in revenue was primarily due to an increase in sales volumes of our more sophisticated and higher-priced SlimLine® products. Sales of SlimLine® products resulted in revenue of $51.5 million for the year ended December 31, 2007, an increase of over 3600% from $1.4 million for the year ended December 31, 2006. During the year ended December 31, 2007, unit sales prices for newer products, such as SlimLine®, were higher than for older products, which resulted in higher per-unit revenues on sales of newer products. While certain older products experienced sales volume growth as well, the positive impact of new product sales at higher unit prices was partially offset by lower unit prices and lower demand on some older products.

  Cost of Goods Sold

	The Twelve Months Ended December 31,
	2007	% Change	2006
Cost of Goods Sold	$111,223,276	50%	$74,060,923
Gross profit	$20,768,531	33%	$15,565,437
Margin as a percentage of total revenue	15.7%		17.4%

        For the year ended December 31, 2007, cost of goods sold was $111.2 million, an increase of 50% from $74.1 million for the year ended December 31, 2006. The increase in cost of goods sold was primarily due to greater purchases of inventory associated with increased sales volume and was also influenced by increased inventory-related costs associated with increased sales volume, such as duty, freight and handling fees. Gross profit for the year ended December 31, 2007 was $20.8 million, an increase of 33% from $15.6 million for the year ended December 31, 2006. Gross profit margin for the year ended December 31, 2007 was 15.7%, compared to 17.4% for the year ended December 31, 2006. The gross profit for 2007 was favorably impacted by a $493,000 discount from a settlement with a supplier. Excluding this settlement, the gross profit margin for the year ended December 31, 2007 would have been 15.4%. PBI expects to receive a further $547,000 related to the same settlement in 2008. Gross margin declined primarily due to a 144% increase in sales volume of a lower margin single feed antenna system and a rapid decline in gross margins for coaxial cable, as well as due to an increase in the sale of newer products, which generally have a higher cost of production during the initial manufacturing ramp-up phase due to quality assurance resulting in higher rejection rates and other factors. While costs associated with components and other materials increased in general during the year ended December 31, 2007 and the value of the U.S. dollar declined, PBI generally was able to pass the impact of such increases in components and other materials to its suppliers, and as a result, PBI's cost of goods sold was not significantly impacted by increases in labor costs, raw materials or the devaluation of the U.S. dollar.

        Costs of goods sold includes $0 and $124,964 of depreciation and amortization expense for the years ended December 31, 2007 and 2006, respectively.

  Selling, General and Administrative Expenses

	The Twelve Months Ended December 31,
	2007	% Change	2006
Selling, general and administrative expenses	$7,018,321	(21)%	$8,925,831
As a percentage of revenue	5.3%		10.0%

        Selling, general and administrative expenses ("SG&A") consists primarily of salaries and related benefits for the corporate staff, including temporary staff and consultants, and fees for professional services, such as legal and auditing and accounting services. It also includes the salaries of field management, certain administrative personnel, recruiting and certain marketing expenses and depreciation and amortization.

        SG&A decreased by 21% for the year ended December 31, 2007 compared to the same period in 2006. The decrease in SG&A expenses was primarily due to a charge of $2.2 million in 2006 to settle a customer claim related to previously sold products, and a favorable $800,000 settlement with a supplier in 2007. Excluding the customer and supplier settlements, SG&A would have increased by 16%. Such increase was primarily due to: (1) an increase in personnel expenses due to the addition of new staff to accommodate the growth of sales; (2) an increase in outside warehouse rent expense due to the addition of an outside warehouse in close proximity to PBI's principal customer in order to meet this customer's logistics needs and thereby improving PBI's sales and logistics service; and (3) an increase in research and development expenses in relation to the launching of new products.

        Our reported SG&A includes depreciation and amortization expense of $766,221 for the year ended December 31, 2007 and $673,197 for the year ended December 31, 2006.

  Income from operations

	The Twelve Months Ended December 31,
	2007	% Change	2006
Income from operations	$13,750,210	107%	$6,639,606
As a percentage of revenue	10.4%		7.4%

        Income from operations is calculated by subtracting cost of goods sold and SG&A from revenue. PBI's income from operations was $13.8 million for the year ended December 31, 2007, an increase of 107% from $6.6 million for the year ended December 31, 2006. Income from operations as a percentage of revenue was 10.4% and 7.4% for the years ended December 31, 2007 and 2006, respectively. Excluding the $1.3 million settlement gain with a supplier in 2007, and the $2.2 million settlement charge in connection with a customer claim in 2006, income from operations as a percentage of revenue would have been 9.4% and 9.8% for the years ended December 31, 2007 and 2006, respectively.

  Interest Income (Expense), Net

	The Twelve Months Ended December 31,
	2007	% Change	2006
Interest Income (Expense), Net	$(210,790)	62%	$(129,760)

        Interest expense for the year ended December 31, 2007 was $240,642, an increase of 16% from $207,750 for the year ended December 31, 2006. The increase was attributable principally to debt incurred under the revolving line of credit to finance working capital needs due to growth in sales. Interest income for the year ended December 31, 2007 was $29,852, a decrease of 62% from $77,990 for the year ended December 31, 2006. The decrease in interest income was due primarily to a reduction in 2007 of interest income from loans to third parties compared to 2006. Net interest expense was $210,790 for the year ended December 31, 2007, a 62% increase from $129,760 for the year ended December 31, 2006. The increase was due to an increase in interest expense of 16% combined with a decrease in interest income of 62% for the relevant period.

  Other Income (Expense), Net

	The Twelve Months Ended December 31,
	2007	% Change	2006
Other Income (Expense), Net(1)	$73,758	(90)%	$706,464

(1)
Excludes interest income (expense), net of $(210,790) and $(129,760) for the years ended December 31, 2007 and December 31, 2006, respectively.

        Other income (expense), net for the year ended December 31, 2007 was $73,758, and for the year ended December 31, 2006, was $706,464. In 2007 PBI had an expense of $203,891 related to the net loss on sales of minority investments in two companies and a loss from selling fixed assets for less than book value. Other income in 2006 was mainly comprised of income from the release of warranty product for sale, dividends from an investment, and collection from a settlement of a customer bad debt recognized in an earlier period.

  Provision for Income Taxes

	The Twelve Months Ended December 31,
	2007	% Change	2006
Provision for Income Taxes	$4,871,106	93%	$2,519,330
Effective income tax rate	36%		35%

        For the year ended December 31, 2007, income tax expense was $4.9 million, an increase of 93% from $2.5 million for the year ended December 31, 2006. The increase in income tax expense was primarily attributable to increased income from operations, income recognized from a vendor credit granted in connection with a dispute with a customer and a tax benefit PBI derived in the year ended December 31, 2006 from payments PBI made in settlement of the same dispute. PBI's effective income tax rate was 36% in 2007 compared to 35% in 2006.

  Net Income

	The Twelve Months Ended December 31,
	2007	% Change	2006
Net Income	$8,742,072	86%	$4,696,980
As a percentage of revenue	6.6%		5.2%

        For the year ended December 31, 2007, net income was $8.7 million, an increase of 86% from $4.7 million for the year ended December 31, 2006; net income as a percentage of revenue was 6.6% for the year ended December 31, 2007 and 5.2% for the year ended December 31, 2006. The increase was primarily attributable to increased income from operations, which remained stable as a percentage of revenue, together with one-time items, namely, the $1.3 million settlement gain with a supplier in 2007, and the $2.2 million charge in 2006 to settle a customer claim.

Results of Operations of PBI

  Comparisons of the Twelve Months Ended December 31, 2006 and 2005

  Revenues

	The Twelve Months Ended December 31,
	2006	% Change	2005
Revenues	$89,626,360	14%	$78,392,076

        Revenue for the year ended December 31, 2006 was $89.6 million, an increase of 14% from $78.4 million for the year ended December 31, 2005. The increase in revenue was primarily due to increased unit sales volume.

  Cost of Goods Sold

	The Twelve Months Ended December 31,
	2006	% Change	2005
Cost of Goods Sold	$74,060,923	12%	$65,832,158
Gross profit	$15,565,437	24%	$12,559,918
Margin as a percentage of total revenue	17.4%		16.0%

        Cost of goods sold increased to $74.1 million for the year ended December 31, 2006, a 12% increase from $65.8 million for the year ended December 31, 2005. The cost of goods sold increased primarily due to the purchase of greater inventory to meet higher unit sales demand and associated inventory acquisition costs, storage, and handling costs.

        Cost of goods sold includes $124,964 and $111,542 of depreciation and amortization expense for the years ended December 31, 2006 and 2005, respectively.

        Gross profit increased by 24% to $15.7 million for the year ended December 31, 2006 from $12.6 million for the year ended December 31, 2005. Gross profit margin accordingly increased from 2005 to 2006 from 16.0% to 17.4%. This increase was due principally to higher average unit prices associated with product mix and new product introductions occurring in 2005, which had reached a stage of manufacturing maturity allowing for margin benefits in 2006 from manufacturing efficiencies.

  Selling, General and Administrative Expenses

	The Twelve Months Ended December 31,
	2006	% Change	2005
Selling, general and administrative expenses (excluding depreciation)	$8,925,831	44%	$6,211,069
As a percentage of revenue	10.0%		7.9%

        SG&A increased by 44% from $6.2 million for the year ended December 31, 2005 to $8.9 million for the year ended December 31, 2006. The increase in SG&A was primarily due to a charge of $2.2 million in 2006 to settle a customer claim related to previously sold products. Excluding the customer settlement, SG&A would have increased by 9% in 2006. Such increase was due to an increase in compensation expenses associated with the addition of engineers and other staff as sales volumes grew. Since sales grew at a faster rate than SG&A, SG&A, excluding the customer settlement, as a percentage of revenue declined from 7.9% in 2005 to 7.5% in 2006.

        PBI reported SG&A includes depreciation and amortization expense of $673,197 for the year ended December 31, 2006 and $340,360 for the year ended December 31, 2005.

  Income from operations

	The Twelve Months Ended December 31,
	2006	% Change	2005
Income from Operations	$6,639,606	5%	$6,348,849
As a percentage of revenue	7.4%		8.1%

        PBI's income from operations was $6.6 million for the year ended December 31, 2006, an increase of 5% from $6.3 million for the year ended December 31, 2005. Income from operations as a percentage of revenue decreased to 7.4% of revenue compared to 8.1% of revenue for the year ended December 31, 2005. Excluding the customer settlement in 2006, discussed above, income from operations would have increased to 9.8% for the year ended December 31, 2006.

  Interest Income (Expense), Net

	The Twelve Months Ended December 31,
	2006	% Change	2005
Interest Income (Expense), Net	$(129,760)	(39)%	$(212,829)

        Interest expense for the year ended December 31, 2006 decreased by 31% to $207,750 from $300,782 in the year ended December 31, 2005, while interest income for the year ended December 31, 2006 decreased by 11% to $77,990 from $87,953 in the year ended December 31, 2005, resulting in a reduction in net interest expense from $212,829 for the year ended December 31, 2005 to $129,760 for the year ended December 31, 2006. The principal reason for the reduction in net interest expense was that a smaller average balance was drawn under the revolving line of credit to finance working capital needs.

  Other Income (Expense), Net

	The Twelve Months Ended December 31,
	2006	% Change	2005
Other Income (Expense), Net(1)	$706,464	(44)%	$1,257,119

(1)
Excludes interest income (expense), net of $(129,760) and $(212,829) for the years ended December 31, 2006 and December 31, 2005, respectively.

        Other income for the year ended December 31, 2006 decreased compared to other income for the year ended December 31, 2005 due principally to a recognition of gain on sale of investments of $687,008 in 2005 compared to no gain or loss on sale of investments in 2006.

  Income Taxes

	The Twelve Months Ended December 31,
	2006	% Change	2005
Provision for Income Taxes	$2,519,330	(6)%	$2,676,675
Effective income tax rate	35%		36%

        Income tax expense decreased by 6% to $2.5 million for the year ended December 31, 2006 from $2.7 million for the year ended December 31, 2005. While income from operations increased, settlement of a dispute in 2006 resulted in an income tax benefit in that year, which lowered PBI's effective income tax rate to 35% in 2006 from 36% in 2005.

  Net Income

	The Twelve Months Ended December 31,
	2006	% Change	2005
Net Income	$4,696,980	0%	$4,716,464
As a percentage of revenue	5.2%		6.0%

        For the year ended December 31, 2006, net income remained virtually constant compared to the year ended December 31, 2005; net income as a percentage of revenue decreased to 5.2% for the year ended December 31, 2006 from 6.0% for the year ended December 31, 2005 principally due to a one-time settlement of a dispute recorded in selling, general and administrative expenses, which offset a 39% increase in income from operations and reductions in interest expense (net) and income tax.

Liquidity and Capital Resources

        As of June 30, 2008, PBI had cash and cash equivalents of $12,510 and a working capital surplus (current assets less current liabilities) of $23.5 million. As of December 31, 2007, PBI had cash and cash equivalents of $192,826 and a working capital surplus of $19.9 million.

  Cash Flows from Operating Activities

        PBI's largest sources of operating cash flows are from sales of satellite antenna systems and cash collections from its receivables. PBI's primary sources of cash provided by operating activities include purchases of goods for resale with related import and freight cost, and SG&A expenses.

        Cash provided by operating activities was $6.3 million for the six months ended June 30, 2008, an increase of 72% from $3.7 million for the six months ended June 30, 2007. The increase in cash provided by operations was primarily due to an increase in collections of accounts receivable of

$2.2 million, an increase in cash from a reduction of inventory of $8 million, offset by an increase in payment of accounts payable of $6.3 million.

        Cash used by operating activities was $59,093 for the twelve months ended December 31, 2007 compared to cash used by operating activities of $3.9 million for the twelve months ended December 31, 2006.

        The significant cash used and provided by operations in the twelve months ended December 31, 2007 was primarily due to an $18.5 million increase in inventory offset by a $7.9 million decrease in accounts receivable. The significant cash used and provided by operations in the twelve months ended December 31, 2006 was primarily due to a $14.9 million increase in accounts receivable offset by a $2.3 million decrease in inventory.

  Cash Flows from Investing Activities

        Cash used in investing activities consisted primarily of the addition of property and equipment in 2008. Cash used in investing activities decreased by 62% to $219,116 for the six months ended June 30, 2008 from $574,458 for the six months ended June 30, 2007. Cash used in investing activities consisted primarily of the addition of property and equipment in the amount of $228,546 offset by proceeds from employee notes receivable of $10,430 for the six months ended June 30, 2008. Cash used in investing activities for the six months ended June 30, 2007 was principally made in AccFast Company of $602,113 and purchase of property and equipment in the amount of $234,263. Additionally, there were decreases in the amount of proceeds received from advances made to related parties and employee notes receivables of $151,437 and $110,481, respectively.

        Cash used in investing activities for the year ended December 31, 2007 included $602,112 used to invest in equity in an integrated circuit design firm located in Taiwan and $444,597 for the purchase of property and equipment. Cash used in investing activities for the year ended December 31, 2006 included $250,000 for an investment in an unrelated company in the British Virgin Islands and $268,591 for the purchase of property and equipment.

  Cash Flows from Financing Activities

        Cash flows used in financing activities increased by 85% to $6.2 million for the six months ended June 30, 2008, from $3.4 million for the six months ended June 30, 2007. Cash used in financing activities for the six months ended June 30, 2008 was principally attributable to an increase in payment on PBI's line of credit of $2.9 million, a cash dividend distribution of $3.5 million, less receipt of payments of $79,479 from employees and shareholders on loans from PBI to such employees and shareholders. Cash used in financing activities for the six months ended June 30, 2007 was principally attributable to an increase in payment on PBI's line of credit of $1.7 million, a cash dividend distribution of $1.7 million, treasury stock purchase of $136,026, less receipt of payment of $185,955 from employees and shareholders on loans from PBI.

        Cash provided by financing activities was $228,262 and $1.4 million for the years ended December 31, 2007 and 2006 respectively.

        Cash provided by financing activities for the year ended December 31, 2007 principally consisted of the following:

  1.
  Increase in amount drawn under line of credit of $1.8 million.

  2.
  Cash dividends paid to shareholders of $1.7 million.

  3.
  Payments on loans to PBI by shareholders for the purchase of stock.

        Cash provided by financing activities for the year ended December 31, 2006 principally consisted of the following:

  1.
  Increase in amount drawn under line of credit of $2.7 million.

  2.
  Cash dividends paid to shareholders of $1.3 million.

  3.
  Payments of loans to PBI by employees and shareholders for the purchase of stock.

Contractual Commitments

        PBI owns its headquarters facilities and does not have any long-term leases or debt obligations. All of its warehouse leases and contracts have terms that can be ended or renegotiated with short notice periods or that terminate by January 31, 2009. The following table sets forth as of December 31, 2007 the scheduled contractual cash obligations, including the warehouse leases, due by PBI for each of the years indicated:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$233,952	$215,956	$17,996	—	—

Total	$233,952	$215,956	$17,996

        PBI is one of three companies that entered into a joint commitment to fund the creation of a manufacturing facility in China to more reasonably assure the continued availability of quality manufacturing for its antennas and components. PBI has invested $300,000 in this facility and is contractually committed to invest an additional $600,000, for thirty percent ownership in the manufacturing company, Orbsat, Inc. PBI has agreed to divest its investment in Orbsat prior to the Closing and to obtain a release of PBI from any contractual obligations to further fund the capital for this company.

        PBI has entered into an Intellectual Property Rights Agreement with one engineer allowing the engineer to receive royalty payments on patents that are derived from this engineer's work for PBI (the "Patents"). The agreement grants PBI an exclusive license to use any of the Patents and the sole compensation to the engineer is the royalty payments with additional rights to share in any income that PBI is able to obtain through licensing of the rights to use the Patents to third parties. The license is continuous as long as certain conditions continue, which are the employment of this engineer by PBI, the solvency of PBI and the payment of amounts due under the agreement. PBI entered into the Intellectual Property Rights Agreement effective March 1, 2004. In 2007, PBI paid $89,873 in royalty payments to the engineer under this agreement, which amount is immaterial to PBI.

Off-Balance Sheet Arrangements

        As of June 30, 2008 and December 31, 2007, PBI did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Liquidity

        As of June 30, 2008, PBI's current assets exceeded its current liabilities by approximately $23.5 million, and PBI had stockholders' equity of approximately $29.7 million. PBI experienced sufficient cash flows from operations during the second quarter of 2008 to cover its operating expenses for the second quarter and expects that cash flows from operations will continue to be sufficient to cover its anticipated operating expenses for the remainder of 2008 and for 2009. At December 31, 2007, PBI's current assets exceeded its current liabilities by approximately $19.9 million, and PBI had stockholders' equity of approximately $26.8 million. PBI expects sufficient cash flows from operations during 2008 to cover its anticipated 2008 operating expenses.

Debt Covenants

        Wachovia Bank, National Association, provides PBI with a line of credit under which up to $14 million may be advanced. The interest on this line of credit accrues at LIBOR plus 1.4% (5.8% at December 31, 2007 and 3.682% at June 30, 2008). As of June 30, 2008, December 31, 2007 and December 31, 2006, a principal balance of $5.2 million, $8.0 million, and $6.3 million, respectively, was outstanding. The prior loan agreement expired on June 30, 2008 and was subsequently renewed with similar conditions.

Description of Indebtedness

        As of June 30, 2008 and December 31, 2007, PBI had no long term debt.

Internal Control over Financial Reporting

        As a private company, PBI is not currently required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), and is therefore not required to make an assessment of the effectiveness of its internal control over financial reporting. Further, its independent registered public accounting firm has not been engaged to express, nor has it expressed, an opinion on the effectiveness of PBI's internal control over financial reporting.

INFORMATION ABOUT GMAC

Business of GMAC

  General

        GMAC is a blank check company that was organized under the laws of the State of Delaware on July 10, 2006. GMAC was formed for the purpose of acquiring, or acquiring control of, one or more assets or operating businesses in the telecommunications and media industries through a merger, capital stock exchange, asset or stock acquisition or other similar business transaction, which GMAC refers to as a "business combination." GMAC has not generated revenue to date. GMAC is considered to be in the development stage and is subject to the risks associated with activities of development stage companies. Since GMAC's initial public offering in October 2006, GMAC has been actively engaged in identifying a suitable business combination candidate. GMAC has met with potential target companies, service professionals and other intermediaries to discuss GMAC, the background of GMAC'S management and GMAC's combination preferences.

  Offering Proceeds Held in Trust

        A registration statement for the GMAC initial public offering was declared effective on October 18, 2006. On October 24, 2006, GMAC sold 11,250,000 units in its initial public offering. Each of the GMAC units consists of one share of GMAC's common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the initial public offering entitles the holder to purchase from GMAC one share of common stock at an exercise price of $6.00. The units began public trading on October 19, 2006. GMAC warrants and common stock have traded separately since November 27, 2006. GMAC received net proceeds of $87,150,000 from the initial public offering and the sale of warrants to David C. McCourt in a private placement. Of those net proceeds, approximately $85,050,000 (plus an additional $3,600,000 attributable to a deferred underwriters' discount) has been placed in a trust account and will not be released until the earlier of (i) the completion of an initial transaction or (ii) GMAC liquidation. Therefore, unless and until an initial transaction is consummated, the proceeds held in the trust account will not be available to GMAC.

  Fair Market Value of Target Business

        Pursuant to GMAC's certificate of incorporation, the initial target business that GMAC acquires must have a fair market value equal to at least 80% of GMAC's net assets (excluding the deferred underwriters' discount of $3.6 million) at the time of such acquisition. The fair market value will be determined by GMAC's board of directors based upon standards generally accepted by the financial community.

  Stockholder Approval of Business Combination

        GMAC will proceed with a business combination only if the proposed merger receives the affirmative vote of (i) a majority of the shares of GMAC common stock issued in GMAC's initial public offering actually voting upon the merger proposal and (ii) a majority of the shares of GMAC common stock actually voting upon the merger proposal. GMAC's initial stockholders, including all of its directors and officers, have agreed to vote their 2,812,500 shares of common stock which were issued prior to GMAC's initial public offering in accordance with the vote of the majority in interest of the stockholders participating in the initial public offering with respect to any business combination. In addition, if the holders of 20% or more of GMAC's common stock issued in its initial public offering vote against the merger proposal and demand that GMAC convert their shares into their pro rata share of the trust account, then GMAC will not consummate the merger.

  Conversion Rights

        Each stockholder who holds shares of GMAC common stock issued in the initial public offering has the right to have his, her or its shares of common stock converted to cash if the stockholder votes against the merger and the merger is approved and completed.

        The actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest (net of taxes) and $3.6 million of underwriters' deferred discount, as of the record date for determination of stockholders entitled to vote on the business combination, divided by the number of shares sold in GMAC's initial public offering. As of June 30, 2008, the per-share conversion price would be $8.28 for each share that is eligible to participate in the funds held in the trust account. An eligible stockholder may request conversion at the time the vote is taken with respect to the merger at the special meeting, but the request will not be granted unless the stockholder votes against the merger and the merger is approved and completed. Any request for conversion, if made by proxy prior to the date of the special meeting, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to stockholders who elect conversion will be distributed promptly after completion of the merger. Any public stockholder who converts his, her or its stock into his, her or its share of the trust account still has the right to exercise the warrants that he, she or it received as part of the units in the initial public offering. GMAC will not complete the merger if eligible stockholders owning 20% or more of the shares sold in the initial public offering exercise their conversion rights.

  Liquidation if No Business Combination

        If GMAC does not complete a business combination on or prior to October 23, 2008, GMAC will be dissolved pursuant to Section 275 of the Delaware General Corporation Law. In connection with such dissolution, GMAC will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes), plus any remaining net assets. GMAC's stockholders who obtained their GMAC stock prior to our initial public offering have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to our initial public offering. There will be no distribution from the trust account with respect to GMAC's warrants.

        GMAC anticipates that, if it is unable to complete the merger with PBI, the following will occur:

  •
  the board of directors will convene and adopt a specific plan of dissolution and liquidation, which it will then vote to recommend to the GMAC stockholders; at such time it will also cause to be prepared a preliminary proxy statement setting out such plan of dissolution and liquidation as well as the board's recommendation of such plan;

  •
  GMAC will promptly file a preliminary proxy statement with the SEC;

  •
  if the SEC does not review the preliminary proxy statement, then, approximately 10 days following the filing of such preliminary proxy statement, GMAC will mail the definitive proxy statement to our stockholders, and 10-20 days following the mailing of such definitive proxy statement, convene a meeting of our stockholders, at which GMAC's stockholders will vote on the plan of dissolution and liquidation; and

  •
  if the SEC does review the preliminary proxy statement, GMAC currently estimates that it will receive their comments approximately 30-45 days after the filing of such proxy statement. GMAC would then mail the definitive proxy statement to our stockholders following the conclusion of the comment and review process (the length of which we cannot predict with any certainty, and which may be substantial) and will convene a meeting of our stockholders at which GMAC's stockholders will vote on the plan of dissolution and liquidation.

        GMAC currently expects the costs associated with the implementation and completion of the plan of dissolution and liquidation would cost $50,000 to $75,000. While GMAC believes there should be sufficient funds available from the proceeds not held in the trust account to fund the estimated $50,000 to $75,000 of liquidation and dissolution expenses, Mr. McCourt has agreed to pay the costs of dissolution and liquidation in the event that GMAC's remaining assets outside the trust are insufficient to pay those costs, excluding any special, indirect or consequential costs or expenses, such as litigation pertaining to GMAC's dissolution and liquidation. GMAC will not liquidate the trust account unless and until GMAC stockholders approve the plan of dissolution and liquidation. Accordingly, the foregoing procedures may result in substantial delays in our liquidation and the distribution to GMAC public stockholders of the funds in the trust account and any remaining net assets as part of the plan of dissolution and liquidation.

        If GMAC were to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the trust account, the per-share liquidation price as of June 30, 2008, would be approximately $8.28, or $0.28 more than the per-unit offering price of $8.00 in GMAC's initial public offering. The proceeds deposited in the trust account could, however, become subject to the claims of GMAC's creditors and there is no assurance that the actual per-share liquidation price will not be less than $8.28, due to those claims. The actual conversion price will differ from $8.28 per share due to any interest earned on the funds in the trust account since June 30, 2008 and any taxes payable in respect of interest earned. However, because GMAC is a blank check company, rather than an operating company, and our operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors or service providers, a majority of whom we have received agreements from waiving their rights, if any, to any funds held in the trust account.

        As of June 30, 2008, GMAC had liabilities of approximately $6.6 million. Morrow & Co., LLC, GMAC's proxy solicitor, with claims in the amount of approximately $15,000 has executed an agreement with GMAC waiving its rights, if any, to any funds held in the trust account. GMAC has not received a waiver letter from several professional and other miscellaneous service providers, with aggregate claims in the amount of approximately $1.7 million. To the extent that creditors, even those who have executed a waiver of claims against the trust account, or PBI bring a claim and attempt to have it satisfied out of the trust account, the proceeds available to GMAC stockholders from the trust account could be reduced. Additionally, if GMAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against GMAC which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in GMAC's bankruptcy estate and subject to the claims of third parties with priority over the claims of GMAC's stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to GMAC's public stockholders at least $8.28 per share.

        The stockholders holding shares of GMAC common stock issued in its initial public offering will be entitled to receive funds from the trust account only in the event of GMAC's liquidation or if the stockholders seek to convert their respective shares into cash and the merger is actually completed. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

        Under Sections 280 through 282 of the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. Although we will seek stockholder approval to liquidate the trust account to our public stockholders as part of the plan of dissolution and liquidation, GMAC will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures. Because GMAC does not anticipate complying with the foregoing provisions, Section 281(b) of the Delaware General Corporation Law requires GMAC to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against GMAC within the subsequent 10 years. However, because GMAC is a blank check company, rather than an operating company, and GMAC's operations have been limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from GMAC's vendors or service providers who have not waived their rights, if any, to any funds held in the trust account. As a result, the claims that could be made against GMAC should be limited. Nevertheless, such agreements may or may not be enforceable and those parties that have not entered into such agreements may have claims that they will attempt to assert. Mr. McCourt has agreed that he will be personally liable to cover claims made by such third parties, but only if, and to the extent, that the claims reduce the amounts in the trust account available for payment to GMAC's stockholders in the event of a liquidation and the claims are made by a vendor for services rendered, or products sold, to GMAC or by a prospective target business. However, Mr. McCourt will not have any personal liability as to any claimed amounts owed to a third party who executed a waiver, or as to any claims under GMAC's indemnity of the underwriters of GMAC's initial public offering against certain liabilities, including liabilities under the Securities Act of 1933. However, GMAC cannot assure you that Mr. McCourt will be able to satisfy those obligations. As such, GMAC's stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any liability of our stockholders may extend beyond the third anniversary of such dissolution.

        The board of directors may determine it is in the best interest of GMAC to file a petition for bankruptcy or GMAC may be forced into bankruptcy by its creditors. A voluntary or involuntary bankruptcy proceeding would most likely be filed under Chapter 7 of the United States Bankruptcy Code, which governs liquidations of corporations. At the time of the filing, GMAC would cease operations and a bankruptcy trustee would be appointed to liquidate the assets of GMAC and distribute its assets in the following order of priority: (i) to secured creditors, (ii) for the cost of the administration of the GMAC bankruptcy, (iii) to unsecured creditors, and (iii) to GMAC stockholders.

        If GMAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against GMAC which is not dismissed, any distributions received by stockholders in our dissolution could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by GMAC's stockholders in the dissolution.

  Competition

        If the merger is completed, GMAC will become subject to competition from competitors of PBI. See "Information about PBI—Competition."

  Facilities

        GMAC does not own any real estate or other physical properties. GMAC's headquarters are located at 179 Stony Brook Road, Hopewell, New Jersey 08525. Under an office administration agreement between Granahan McCourt Capital, LLC, a private investment firm of which Mr. McCourt is the President and CEO, and GMAC, Granahan McCourt Capital, LLC furnishes GMAC with office facilities, equipment and clerical services at the facilities in exchange for a payment of $10,000 per month. GMAC believes, based on its management's experience, that GMAC's office facilities are suitable and adequate for GMAC's business as it is presently conducted.

  Employees

        GMAC currently has five officers, one of whom is also a member of its board of directors. These individuals are not obligated to devote any specific number of hours to GMAC matters and intend to devote only as much time as they deem necessary to GMAC's affairs. GMAC does not intend to have any full-time employees prior to the consummation of a business combination.

  Periodic Reporting and Audited Financial Statements

        GMAC has registered its securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, GMAC's annual reports will contain financial statements audited and reported on by GMAC independent accountants. GMAC has filed a Form 10-K with the SEC covering the fiscal year ended December 31, 2007.

  Legal Proceedings

        To the knowledge of GMAC's management, there is no litigation currently pending or contemplated against GMAC or any of its officers or directors in their capacity as such.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR GMAC

Overview

        GMAC is a blank check company organized under the laws of the State of Delaware on July 10, 2006. GMAC was formed for the purpose of acquiring, or acquiring control of, one or more assets or operating businesses in the telecommunications and media industries through a merger, capital stock exchange, asset or stock acquisition or other similar business transaction. GMAC has selected December 31 as its fiscal year end. GMAC's securities trade on the AMEX. GMAC has not generated revenue to date other than interest income. GMAC is considered to be in the development stage and is subject to the risks associated with activities of development stage companies.

        Since GMAC's initial public offering in October 2006, GMAC has been actively engaged in identifying a suitable business combination candidate. GMAC met with potential target companies, service professionals and other intermediaries to discuss GMAC, the background of GMAC's management and GMAC's combination preferences prior to entering into the Merger Agreement with PBI.

        Under its organizational documents, GMAC must complete a business combination with a fair market value of at least 80% of GMAC's net assets (excluding the underwriter's deferred discount of 3.6 million) on or prior to October 23, 2008. If GMAC is unable to complete a business combination within the prescribed time frame and is forced to dissolve and liquidate GMAC's assets, GMAC currently estimates that the total amount available for distribution would be approximately $8.34 per share, however it could be less. Furthermore, there will be no distribution from the trust account with respect to GMAC's outstanding warrants which will expire worthless if GMAC dissolves and liquidates before the completion of a business combination.

        If the merger with PBI is not consummated, GMAC may not have enough time or resources to continue searching for an alternative target. In such event, GMAC would, if able, continue to conduct a search for a possible candidate in accordance with the criteria as previously disclosed in its publicly available filings with the SEC.

Impact of the Merger

        The merger of GMAC and PBI will affect our results of operations, liquidity and capital resources. Among other things, we believe the following will impact the combined company's results of operations following the merger:

  •
  while GMAC is currently a public reporting company and has incurred certain costs specific to public reporting companies, such as legal and accounting fees related to preparing public disclosure, fees to be listed on a stock exchange, expenses associated with investor relations, and other costs, PBI has not historically been a public reporting company and accordingly has not historically incurred many of these costs. We believe such costs will increase as a result of the merger.

  •
  It is possible that GMAC may need to make payments of cash to stockholders of GMAC who elect to convert their shares into a pro rata share of the trust account, which could have an impact on the total number of GMAC shares outstanding after the merger and cash on the balance sheet of the pro forma company, among other things.

  •
  If PBI meets certain performance thresholds, PBI stockholders may be eligible to receive earnout payments entirely in cash, entirely in shares of GMAC common stock or a combination of cash and stock determined, with respect to each PBI equityholder participating in the earnout at the election of GMAC's board of directors. Such payments could reduce the amount of cash on the balance sheet of the combined company and, if stock is used as part of any payment, may cause dilution to PBI stockholders who become GMAC stockholders (in addition to dilution to GMAC stockholders). Potential earnout payments are described more fully in the section "Terms of the Merger Agreement".

  •
  GMAC, as a blank check company with no operations, has not historically had any revenue, cost of goods sold, gross profit, selling, general and administrative expenses or income from operations. PBI has a history of operations and has historically generated revenue, cost of goods sold, gross profit, selling, general and administrative expenses and income from operations. A portion of GMAC's cash in trust will be used to pay consideration to stockholders of PBI at closing, which will reduce the cash on the pro forma balance sheet and the interest earned by the combined company.

  •
  Additional expenses may also be incurred related to stock options or other employee compensation and incentive payments pursuant to the 2008 Plan or otherwise.

        In the section titled "Unaudited Pro Forma Condensed Combined Financial Statements," we have attempted to describe the impact of some of these costs, which we expect to bear after the transaction of completed, but our historical financial results reflect our historical status as a blank check company.

Results of Operations

  Initial Public Offering

        On October 24, 2006, GMAC consummated its initial public offering of 11,250,000 units. Each unit consists of one share of GMAC common stock, par value $0.0001 per share, and one warrant entitling the holder to purchase one share of GMAC common stock at a price of $6.00. The public offering price of each unit was $8.00, and GMAC generated gross proceeds of $90,000,000 in its initial public offering. Of the gross proceeds: (i) GMAC deposited $88,650,000 into a trust account at Lehman Brothers Inc., maintained by Continental Stock Transfer & Trust Company, as trustee, which included $3,600,000 of contingent underwriting discount and $4,000,000 that GMAC received from the issuance and sale of 4,000,000 warrants to David C. McCourt, President, Chief Executive Officer and Chairman of the Board of GMAC, on October 18, 2006 in a private placement; (ii) the underwriters received $2,700,000 as underwriting discount (excluding the contingent underwriting discount); and (iii) GMAC retained $550,000 for offering expenses.

        The proceeds deposited in the trust account will not be released from that trust account until the earlier of the completion of a business combination or the expiration of the time period during which GMAC may complete a business combination. The proceeds held in the trust account (other than the contingent underwriting discount) may be used as consideration to pay the sellers of a target business with which GMAC completes a business combination. To the extent that GMAC's capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account (other than the contingent underwriting discount) will be used to finance the operations of the target business.

  Historical Results of Operations

        Loss, before income taxes, for the six months ended June 30, 2008 was $265,093 and consisted of interest income of $1,050,268 earned predominantly on the trust account, offset by an aggregate of $1,315,361 in expenses, which consist of $74,536 for director and officer insurance and other insurance, $27,257 for registration and filing fees, $892,681 for legal and accounting fees, $82,500 for Delaware franchise taxes, $59,817 for administrative services expense paid to Granahan McCourt Capital, LLC for our office space and other general and administrative services, $171,755 for travel expenses, consulting fees and other expenses incurred in connection with due diligence investigations of potential acquisition targets and $6,815 for other expenses.

        Income, before income taxes, for the fiscal year ended December 31, 2007 was $1,415,424 and consisted of interest income of $3,185,656 earned predominantly on the trust account, offset by an aggregate of $1,770,232 in expenses, which consist of $152,179 for director and officer insurance and other insurance, $35,322 for registration and filing fees, $844,468 for legal and accounting fees unrelated to GMAC's initial public offering, $165,000 for Delaware franchise taxes, $120,000 for administrative services expense paid to Granahan McCourt Capital, LLC for GMAC's office space and other general and administrative services, $435,193 for travel expenses, consulting fees and other expenses incurred in connection with due diligence investigations of potential acquisition targets and $18,070 for other expenses. The net remaining proceeds from the initial public offering and the private placement, after deducting the underwriting discounts and commissions (excluding the contingent underwriting discount), the offering expenses and all other expenditures through December 31, 2007 were approximately $92,402,080, consisting of $306,180 of cash held outside the trust account and $92,095,900 held in the trust account, including accrued interest (net of taxes) and $3.6 million of the underwriters' deferred discount.

        Income, before income taxes, for the period since inception on July 10, 2006 until June 30, 2008 was $1,514,032 and consisted of interest income of $4,823,143 earned predominantly on the trust account, offset by an aggregate of $3,309,111 in expenses, which consist of $256,964 for director and officer insurance and other insurance, $62,579 for registration and filing fees, $1,803,788 for legal and accounting fees, $323,159 for Delaware franchise taxes, $204,333 paid to Granahan McCourt Capital, LLC, for our office space and other general and administrative services, $606,948 for travel expenses, consulting fees and other expenses incurred in connection with due diligence investigations of potential acquisition targets and $51,340 for other expenses. The net remaining proceeds from the initial public offering after deducting the underwriting discounts and commissions (excluding the contingent underwriting discount), the offering expenses and all other income and expenditures through June 30, 2008 were $93,276,453, which consist of $132,197 of cash held outside the trust account and $93,144,256 held in the trust account, including accrued interest.

        On March 14, 2008, Mr. McCourt loaned $250,000 to GMAC in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earlier of (a) one business day following Mr. McCourt's written demand for payment and (b) upon consummation of a business combination. The demand note bears no interest and has no recourse against the funds in the trust account.

        On May 5, 2008, Mr. McCourt loaned an additional $500,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earliest of (a) one business day following the Mr. McCourt's written demand for payment, (b) upon consummation of a business combination and (c) upon liquidation of the trust fund. The demand note bears no interest and has no recourse against the funds in the trust account.

        On June 10, 2008, Mr. McCourt loaned an additional $600,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earliest of (a) one business day following the Mr. McCourt's written demand for payment, (b) upon consummation of a business combination and (c) upon liquidation of the trust fund. The demand note bears no interest and has no recourse against the funds in the trust account.

        On September 3, 2008, Mr. McCourt loaned an additional $900,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earliest of (a) one business day following the Mr. McCourt's written demand for payment, (b) upon consummation of a business combination and (c) upon liquidation of the trust fund. The demand note bears no interest and has no recourse against the funds in the trust account.

        GMAC may be required to issue additional capital stock, debt or a combination of capital stock and debt to meet GMAC's operating expenses through the earlier to occur of the consummation of a business combination or the liquidation of GMAC.

Contractual Obligations and Commitments

        Commitments.    As of June 30, 2008, GMAC had no long-term commitments.

        Contractual Obligations.    GMAC is obligated to pay Granahan McCourt Capital, LLC a monthly fee of $10,000 for general and administrative services including office space, utilities and administrative support during the period commencing October 24, 2006 until the earlier of (i) the completion of GMAC's initial business combination and (ii) GMAC's dissolution.

Critical Accounting Policies

        The preparation of financial statements and related disclosures in conformity with general accepting accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. GMAC has determined that it currently is not subject to any critical accounting policies.

Off-Balance Sheet Arrangements

        There were no off-balance sheet arrangements during the period from July 10, 2006 (inception) through June 30, 2008, that have or are reasonably likely to have a current or future effect on GMAC's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to GMAC.

Quantitative and Qualitative Disclosures About Market Risk

        To date, GMAC's efforts have been limited to organizational activities and activities relating to GMAC's initial public offering and the identification of a target business. GMAC has neither engaged in any operations nor generated any revenues. As the proceeds from GMAC's initial public offering held in trust have been invested in short term investments, GMAC's only market risk exposure relates to fluctuations in interest.

        As of June 30, 2008, $93,144,256 of the net proceeds of GMAC's initial public offering, including accrued interest (net of taxes) and $3.6 million of the underwriters' deferred discount, was held in trust for the purposes of consummating a business combination. Continental Stock Transfer & Trust Company, the trustee, has invested the money held in the trust account at JPMorgan Chase Bank, NA, in the Lehman Brothers Federated Tax Free Money Market Fund which invests in securities exempt from federal income taxes. As of June 30, 2008, the effective, annualized, federal tax-free interest rate payable on GMAC's investment was 1.68%.

        Due to the uncertainty of Lehman Brothers' stability, on September 19, 2008, the trust account was transferred from Lehman Brothers to JPMorgan's Tax Free Money Market Fund—Agency Share Class for a total face value of $93,484,806. JPMorgan's Tax Free Money Market Fund invests in municipal securities exempt from federal income taxes.

        GMAC has not engaged in any hedging activities since its inception on July 10, 2006. GMAC does not expect to engage in any hedging activities with respect to the market risk to which GMAC is exposed.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined balance sheet presents the financial position of GMAC as of June 30, 2008, assuming the merger had been completed as of that date. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the merger, factually supportable, and expected to have a continuing impact on the combined results. Satellite Merger Corp. was recently organized on April 23, 2008, did not have any assets or operations as of June 30, 2008, and therefore has not been included within this analysis because its results would not differ from those of GMAC.

        The unaudited pro forma condensed combined financial information and explanatory notes present how the combined financial statements of GMAC and PBI may have appeared had the businesses actually been combined as of the dates noted below. The unaudited pro forma condensed combined financial information shows the impact of the merger on the combined balance sheets and the combined income statement under the purchase method of accounting with GMAC treated as the acquiring entity. Under this method of accounting, the assets and liabilities of PBI are recorded by GMAC at their estimated fair values as of the acquisition date. The unaudited pro forma combined balance sheet as of June 30, 2008 assumes the merger was completed on that date.

        The unaudited pro forma condensed combined income statements for the year ended December 31, 2007 and the six months ended June 30, 2008 were prepared assuming the merger was completed on January 1, 2007. As required, the unaudited pro forma condensed combined financial information includes adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact and are factually supportable; as such, any planned adjustments affecting the balance sheet, statement of operations, or shares of common stock outstanding subsequent to the assumed acquisition completion date are not included. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined businesses had they actually been combined on the dates noted above. However, management believes (a) that the assumptions used provide a reasonable basis for presenting the effects of the merger and (b) that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma financial statements. It is anticipated that the merger may provide financial benefits over time such as a possible expansion of the customer base and expense efficiencies among other factors, although no assurances can be given that such benefits will actually be achieved. These benefits have not been reflected in the unaudited pro forma financial information.

        As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the allocation of the purchase price reflected in the pro forma combined financial information is subject to adjustment. The actual purchase price allocation will be recorded based upon final estimated fair values of the assets and liabilities acquired, which is likely to vary from the purchase price allocations adopted in the pro forma combined financial statements. In addition, there may be further refinements of the purchase price allocation as additional information becomes available.

        The following unaudited pro forma condensed combined financial statements have been prepared using two different levels of assumptions with respect to the number of outstanding shares of GMAC stock, as follows:

  •
  assuming maximum approval, this presentation assumes that no stockholders of GMAC elect to convert their shares into a pro rata share of the trust account; and

  •
  assuming minimum approval, this presentation assumes stockholders of GMAC holding 2,249,999 of GMAC's outstanding common stock purchased in GMAC's initial public offering ("IPO") elect to convert their shares.

        If stockholders holding 20% (2,250,000) or more of the shares of common stock issued in the IPO vote against the adoption of the merger proposal and elect to convert their shares, GMAC will not complete the merger. The unaudited pro forma condensed combined financial statements should be read in conjunctions with the notes thereto.

        The unaudited pro forma condensed combined financial information is derived from and should be read in conjunction with the financial statements and related notes of GMAC and the consolidated financial statements and related notes of PBI, which are included elsewhere in this proxy statement/prospectus.

        Each number in the following unaudited pro forma condensed combined financial statements is derived from the audited and unaudited financial statements and has been rounded into thousands. Given that each individual number is rounded, some columns and rows may appear not to sum; please note that, to maximize accuracy, each number that is a sum is itself rounded based on its full number equivalent in the financial statements and is not a sum of the rounded numbers from the other lines in this table.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2008
(Dollars in Thousands)

	Historical PBI	Historical GMAC	Pro Forma Adjustments Assuming Maximum Approval		Pro Forma Combined Assuming Maximum Approval	Pro Forma Adjustments Assuming Minimum Approval		Pro Forma Combined Assuming Minimum Approval
Current Assets
Cash and cash equivalents	$13	$132	$274	a	$34,963	$(18,634)	i	$17,049
			(3,500)	d		720	j
			39,544	f
			(150)	g
			(1,350)	h
Cash reserve for closing costs	—	—	150	g	150	—		150
Accounts receivable—net of allowance for doubtful accounts	12,014	—	—		12,014	—		12,014
Accrued interest receivable in trust	—	121	(121)	f	—	—		—
Inventories	26,783	—	—		26,783	—		26,783
Prepaid expenses and other current assets	1,301	223	—		1,524	—		1,524

Total current assets	40,111	476	34,847		75,434	(17,914)		57,520
Investments held in Trust Fund	—	93,023	(50,000)	a	—	—		—
			(3,600)	c
			(39,423)	f
PBI Investments	2,709	—	(2,709)	b	—	—		—
Property and equipment, net	3,970	4	1,888	a	5,862	—		5,862
Intangible asset	—	—	4,645	a	4,645			4,645
Goodwill	—	—	35,668	a	39,168	—		39,168
			3,500	d				—
Other assets	75	2,653	—		2,728	—		2,728

Total assets	$46,865	$96,156	$(15,184)		$127,837	$(17,914)		$109,923

Current liabilities
Line of credit	$5,180	$—	$—		$5,180	$—		$5,180
Demand note	—	1,350	(1,350)	h	—	—		—
Accounts payable	8,278	1,671	—		9,949	—		9,949
Accrued expenses and other current liabilities	2,956	—	2,350	a	5,306	—		5,306
Income taxes payable	—	16	—		16	—		16
Dividends payable	—	—	3,731	b	3,731	—		3,731
Deferred income taxes	166	—	750	a	916	—		916
Deferred underwriting fees	—	3,600	(3,600)	c	—	—		—

Total current liabilities	16,580	6,637	1,881		25,098	—		25,098
Accrued expenses, non-current	570	—	2,543	a	3,113	—		3,113
Common stock subject to possible conversion 2,249,999 shares at conversion value	—	18,634	(18,634)	e	—	—		—
Commitments and contingencies
Stockholders' equity
Preferred stock	—	—	—		—	—		—
Common stock and additional paid in capital	2,647	68,360	15,000	a	101,995	(18,634)	i	84,081
			(2,647)	a		720	j
			18,634	e
Notes receivable from stockholders	(274)	—	274	a	—	—		—
Accumulated earnings (deficit)	28,232	2,525	(26,685)	a	(2,368)	—		(2,368)
			(6,440)	b
Treasury stock, at cost	(890)	—	890	a	—	—		—

Total stockholders' equity	29,714	70,885	(973)		99,626	(17,914)		81,712

Total liabilities and stockholders' equity	$46,865	$96,156	$(15,184)		$127,837	$(17,914)		$109,923

See "Notes to Unaudited Pro Forma Condensed Combined Financial Statements."

Unaudited Pro Forma Condensed Combined Statement of Income

Six Months Ended June 30, 2008

(Dollars in Thousands, except share and per share amounts)

	Historical PBI	Historical GMAC	Pro Forma Adjustments Assuming Maximum Approval		Pro Forma Combined Assuming Maximum Approval	Pro Forma Adjustments Assuming Minimum Approval		Pro Forma Combined Assuming Minimum Approval
Revenues	$71,174	$—	$—		$71,174	$—		$71,174
Cost of sales	60,453	—	—		60,453	—		60,453

Gross profit	10,721	—	—		10,721	—		10,721
Operating expenses:
Sales and marketing	422		—		422	—		422
General and administrative	3,757	1,315	154	m	5,710	—		5,710
			634	m
			(150)	n

Total operating expenses	4,178	1,315	638		6,132	—		6,132
Income (loss) from operations	6,543	(1,315)	(638)		4,590	—		4,590
Interest and other income, net	54	1,050	(653)	k	452	(213)	l	239
Interest expense	(64)	—	—		(64)	—		(64)

Total interest and other income
(expense)	(10)	1,050	(653)		387	(213)		174
Income before income taxes	6,533	(265)	(1,291)		4,977	(213)		4,764
Income tax (expense) benefit	(2,739)	458	412	o	(1,869)	20	p	(1,849)

Net income	$3,794	$193	$(879)		$3,108	$(193)		$2,915

Pro forma weighted average shares outstanding—basic		11,812,501	1,378,805	q	13,191,306	(2,249,999)		10,941,307
Net shares from assumed conversions of warrants					3,740,566			3,740,566
Pro forma weighted average shares outstanding—diluted					16,931,872	(2,249,999)		14,681,873
Pro forma net income per share—basic					$0.24			$0.27
Pro forma net income per share—diluted					$0.18			$0.20

See "Notes to Unaudited Pro Forma Condensed Combined Financial Statements."

Unaudited Pro Forma Condensed Combined Statement of Income

Year Ended December 31, 2007

(Dollars in Thousands, except share and per share amounts)

	Historical PBI	Historical GMAC	Pro Forma Adjustments Assuming Maximum Approval		Pro Forma Combined Assuming Maximum Approval	Pro Forma Adjustments Assuming Minimum Approval		Pro Forma Combined Assuming Minimum Approval
Revenues	$131,992	$—	$—		$131,992	$—		$131,992
Cost of sales	111,223	—	—		111,223	—		111,223

Gross profit	20,769	—	—		20,769	—		20,769
Operating expenses:
Sales and marketing	969		—		969	—		969
General and administrative	6,049	1,770	308	m	9,364	—		9,364
			1,267	m
			(30)	n

Total operating expenses	7,018	1,770	1,545		10,334	—		10,334
Income (loss) from operations	13,750	(1,770)	(1,545)		10,435	—		10,435
Interest and other income, net	104	3,186	(2,046)	k	1,243	(668)	l	576
Interest expense	(241)	—	—		(241)	—		(241)

Total interest and other income (expense)	(137)	3,186	(2,046)		1,003	(668)		335
Income before income taxes	13,613	1,415	(3,591)		11,438	(668)		10,770
Income tax (expense) benefit	(4,871)	500	145	o	(4,226)	62	p	(4,163)

Net income	$8,742	$1,915	$(3,446)		$7,212	$(605)		$6,607

Pro forma weighted average shares outstanding—basic		11,829,838	1,399,428	q	13,229,266	(2,249,999)		10,979,267
Net shares from assumed conversions of warrants					3,320,404			3,320,404
Pro forma weighted average shares outstanding—diluted					16,549,670	(2,249,999)		14,299,671
Pro forma net income per share—basic					$0.55			$0.60
Pro forma net income per share—diluted					$0.44			$0.46

See "Notes to Unaudited Pro Forma Condensed Combined Financial Statements."

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

(Dollars in Thousands)

        On April 24, 2008 GMAC and its wholly-owned subsidiary, Satellite Merger Corp., entered into the merger agreement with PBI. Such merger agreement was amended on September 3, 2008. At the effective time of the merger, PBI will become a wholly-owned subsidiary of GMAC. The total merger consideration to be paid is approximately $50 million in cash and GMAC common stock valued at $15 million. In addition, GMAC will make earnout payments to the holders of PBI common stock and options payable in cash, in shares of GMAC common stock or a combination thereof in 2009, 2010 and 2011 if PBI attains specified annual performance targets (specifically, attaining certain levels of Adjusted EBITDA in each annual period through the end of 2010.) Such earnout payments are not contingent on employment status. In accordance with guidance provided by paragraphs 27 and 28 of Statement of Financial Accounting Standard No. 141, Business Combinations and EITF 95-9 Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, to the extent that any portion or the entire contingent purchase price becomes payable, additional intangible assets will be recorded.

a.
The following adjustment is to record the merger of PBI and GMAC. This adjustment is based on preliminary valuation estimates of PBI's tangible and intangible assets.

Investments in Trust	$(50,000	)(1)
GMAC stock and APIC	(15,000	)(2)
PBI stock and APIC	2,647	(3)
PBI Notes receivable from shareholders	(274	)(4)
Cash	274	(4)
PBI Accumulated earnings	26,685	(5)
PBI treasury stock	(890	)(6)
Equipment	1,888	(7)
Intangible asset	4,645	(7)
Management retention bonuses	(4,893	)(8)
Goodwill	35,668	(9)
Deferred taxes	(750	)(10)

    1.
    Pursuant to the merger agreement, upon settlement, $50 million will paid from GMAC's trust account to PBI's shareholders.

    2.
    Pursuant to the merger agreement, upon settlement, common stock of GMAC valued at $15 million will be issued to PBI's shareholders. This will result in an increase to GMAC's equity.

    3.
    As a result of the merger, the existing common stock and additional paid-in capital for PBI will be adjusted to zero.

    4.
    Pursuant to the merger agreement, upon settlement or prior to settlement, all notes receivable from shareholders, related to exercised stock options, will be collected.

    5.
    As a result of the merger, the accumulated earnings on the books of PBI, net of the dividend in (b) below, will be removed. In addition, the expense of the management retention bonuses in number (8) will reduce retained earnings since the non-recurring expense is not reported on the pro forma combined statement of income.

    6.
    As a result of the merger, the treasury stock on the books of PBI will be removed.

    7.
    To record excess of estimated fair value of equipment over historical costs, based on preliminary valuation of replacement value of the anechoic chamber. To record estimated value of customer relationships, a definite-lived intangible asset with an estimated useful life of 4 years.

    8.
    Present value of retention bonuses to be paid to management. Current portion is $2,350 and non-current portion is $2,543

    9.
    Based on preliminary valuation estimates, the book value of PBI's assets, other than the anechoic chamber and the value of customer relationships discussed in (7) above, and liabilities approximate fair value. The excess of the purchase price over the net assets of PBI is classified as goodwill.

    10.
    Deferred tax liability has been adjusted to provide for temporary differences between financial statements and tax-bases of assets and liabilities, after the merger.

Calculation of allocable acquisition costs:
Cash	$50,000
Stock	15,000

Consideration	65,000
Transaction costs	3,500

$68,500

Estimated allocation of acquisition costs:
Total assets of PBI	$46,865
Plus: Cash collected from note receivable to shareholder	274
Less: PBI investments not acquired	(2,709)

Total assets acquired	44,430
Deferred taxes	(750)
Dividends payable (note (b))	(3,731)
Liabilities assumed	(17,150)

Net assets acquired	22,799
Equipment (note (a)(7))	1,888
Intangible asset (note(a)(7))	4,645
Goodwill	39,168

$68,500

b.
Pursuant to the merger agreement, the investments of PBI are not included in the transaction and will be distributed to shareholders of PBI as a dividend. Also, pursuant to the merger agreement excess working capital, as defined in the merger agreement, is to be distributed to the stockholders.

Accumulated earnings	$6,440
PBI investments	(2,709)
Dividends payable	(3,731)
c.
To record the payment of the deferred underwriting fees once the transaction is completed as agreed upon in GMAC's IPO.

Investments in Trust	$(3,600)
Deferred underwriting fees	3,600

d.
To record professional fees incurred by GMAC in connection with merger, including advisory fees, legal fees, accounting fees, and other miscellaneous transaction fees. These fees are considered part of the cost of acquiring PBI and, therefore, are included in goodwill. These amounts are estimated since all fees have not yet been realized. The actual amount may be significantly different.

Goodwill	$3,500
Cash and cash equivalents	(3,500)
e.
To reclassify common stock subject to possible conversion, assuming that there is a maximum approval of the merger. In this situation, the amount is reclassified to permanent equity, since the conversion option is no longer available.

Common stock subject to conversion	$18,634
Additional paid in capital	(18,634)
f.
To record the release of the remaining balance of funds held in trust pursuant to the IPO.

Investments in Trust	$(39,423)
Accrued interest receivable in trust	(121)
Cash and cash equivalents	39,544
g.
Adjustment to reflect the reserve of cash by PBI to pay transaction costs.

Cash reserve for closing costs	$150
Cash and cash equivalents	(150)
h.
To record the payoff of a demand note pursuant to the note agreement.

Demand note	$1,350
Cash and cash equivalents	(1,350)
i.
To record the cash paid to shareholders not approving the merger and electing to convert their shares of the common stock, assuming that there is a minimum approval of the merger.

Additional paid-in capital	$(18,634)
Cash and cash equivalents	18,634
j.
To reduce the underwriting fees that are paid. In the event of minimum approval the deferred underwriting fees to be paid will be reduced by $720.

Cash and cash equivalents	$720
Additional paid in capital	(720)
k.
Adjustment to reverse the Federal tax-exempt interest earned on $50 million purchase price, which would no longer be held in trust by GMAC assuming approval of the merger.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Interest income (Federal tax exempt)	$(2,046)	$(653)

l.
To reverse the Federal tax-exempt interest income on $18.634 million paid to non-approving stockholders assuming minimum approval.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Interest income (Federal tax exempt)	$(668)	$(213)
m.
To increase depreciation and amortization expense based on estimated fair market valuation of tangible and intangible assets, including such assets' remaining useful lives.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Depreciation expense	$308	$154
Amortization expense	1,267	634
n.
To remove nonrecurring merger expenses incurred by PBI.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Nonrecurring merger expenses	$(30)	$(150)
o.
To adjust tax expense to an effective rate of 40%.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Income tax benefit	$116	$404
p.
To adjust tax expense to an effective rate of 40%.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Income tax benefit	$60	$20

        The following represents GMAC's estimates of additional public company costs and the reduction of miscellaneous expenses. Since this adjustment reflects estimated amounts, it was not reflected in the pro forma. Public company costs include incremental accounting and auditing costs, investor relations support, and corporate communications for the quarterly financial statements and the annual general body meeting. Miscellaneous expenses consist of non recurring expenses that will cease post merger. These expenses include certain management fees, travel and due diligence costs.

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
Public company costs	$200	$100
Miscellaneous expenses	(500)	(250)

	$(300)	$(150)
q.
To include the 2,249,999 shares of common stock subject to possible conversion, assuming that no holders of GMAC common stock exercise their conversion rights, to include the estimated 1,811,706 and 1,832,329 shares of common stock to be issued to equity holders of PBI at closing as of June 30, 2008 and December 31, 2007, respectively, and to exclude the 2,682,900 management shares subject to transfer restrictions and forfeiture provisions pursuant to the terms of the restriction agreements that GMAC management stockholders will enter into at the time of the merger.

DIRECTORS AND MANAGEMENT OF GMAC FOLLOWING THE MERGER

        At the effective time of the merger, the board of directors, executive officers and key employees of GMAC are expected to be as follows:

Name	Age	Position
David C. McCourt	51	Chairman of the Board
Philip M. Shou	58	Director and Chief Executive Officer
Barry S. Sternlicht	47	Director
George J. Tenet	55	Director
Roger L. Werner, Jr.	58	Director
Paul N. D'Addario	54	Director
Patrick Tangney	39	Director
James P. Crownover	48	Director and Chief Operating Officer
Gen Chu Shou	57	President

        David C. McCourt has served as President, Chief Executive Officer and Chairman of the Board of GMAC since its inception. In addition, Mr. McCourt is the Founder, Chief Executive Officer and Chairman of the Board of Granahan McCourt Capital, LLC, a private investment firm focused on making minority investments and advising companies in the telecommunications and media industries, a position he has held since January 2005. Mr. McCourt is also the Chairman of the Board of Directors of Granahan McCourt Advisors, LLC, an advisory firm that provides advisory services to the telecommunication and media industries, since its inception in May 2006. Over the last 26 years, Mr. McCourt has been a pioneer across the telecommunications and media industries, founding or acquiring over ten companies in four countries in North America and Europe. Under his leadership, these companies completed capital raising and merger transactions valued in excess of $7.0 billion. In 1983, Mr. McCourt formed McCourt Entertainment, a production company, where he serves as Chairman of the Board of Directors and Chief Executive Officer, since the company's inception. In 1985, Mr. McCourt established Discovery TV, an independent television station in Grenada producing a range of programming for the Caribbean market. In 1987, Mr. McCourt founded a competitive telephone company, Corporate Communications Network. Corporate Communications Network was later merged with a subsidiary of MFS Communications to create MFS/McCourt. MFS Communications was later sold to Worldcom. In the early 1990's Mr. McCourt formed a partnership based in London, England called McCourt Kiewit International that designed and built telecommunication systems across Europe. In 1993, Mr. McCourt formed a $196 million partnership with Peter Kiewit Sons, Inc. and acquired control of C-TEC, a diversified telecommunications company based out of Wilkes-Barre, Pennsylvania. Under Mr. McCourt's leadership as Chief Executive Officer and Chairman, C-TEC recapitalized its balance sheet and divested its non-strategic assets. In September 1997, C-TEC completed a tax free transaction splitting the company into three publicly traded companies: Cable Michigan, Commonwealth Telephone Company, and RCN Corporation. Mr. McCourt was Chief Executive Officer and Chairman of Cable Michigan from 1993 to 1999, he was Chief Executive Officer and Chairman of Commonwealth Telephone Company from 1997 to 2000, served as Chairman from 2000 until 2003 and was Chief Executive Officer and Chairman of RCN Corporation from 1997 through 2004, the latter of which was reorganized under Chapter 11 of the U.S. Bankruptcy Code in 2004. RCN Corporation is a facilities-based competitive provider of bundled phone, cable and high speed internet services delivered over its own fiber-optic local network to consumers located in the Boston, New York, Philadelphia, Chicago, San Francisco and Los Angeles metropolitan markets. Mr. McCourt has received numerous awards over his career including "Entrepreneur of the Year" by Ernst & Young, LLP as well as the American Irish Historical Society Gold Medal Award. In 2005, Mr. McCourt received an Emmy Award for his role as Executive Producer of the award-winning children's show "Reading Rainbow." Mr. McCourt is on the National Advisory Board of JPMorgan

Chase Bank, the North American Advisory Board of the Michael Smurfit Graduate School of Business at University College in Dublin, Ireland, the Board of Overseers of the Robert Wood Johnson Medical School of the University of Medicine and Dentistry in New Jersey, and is the Chairman and interim Chief Executive Officer and Chief Operating Officer of Narrowstep, Inc.—a television over the internet company. Mr. McCourt holds a B.A. from Georgetown University and is a frequent public speaker and contributor to national and international publications on business and regulatory issues in the telecommunications and media industries.

        Philip Shou, Ph.D. founded PBI with his wife Gen Chu in 1983 and has served as its Chief Executive Officer and a director since PBI's inception. Prior to founding PBI, Dr. Shou spent 4 years as an Adjunct Professor at the College of William and Mary and 4 years as an environmental chemist for a consulting firm. He earned a Ph.D. in Oceanography from the University of California, San Diego in 1979. His main responsibilities are identifying new products and markets for PBI, strategic planning, and maintaining a very close relationship with investors and suppliers in China, Taiwan and South Korea. Dr. Shou sits on the board of several companies, including Prime Electronics and Satellitics Inc. (a company that manufactures, processes and sells satellite communications equipment), Rainbow Global Semiconductors, Corp. (an IC design house of ADSLII+ IC chip) and Datacraft Solutions, Inc. (a software company). He and Gen Chu are pioneers in the DTH satellite industry, and they are very well-known and respected in this industry. They have long-standing and personal relationships with most industry veterans as well as owners of the biggest distributors, OEM customers and major DBS operators.

        Barry S. Sternlicht has served as a director of GMAC since its inception. He is Chairman and Chief Executive Officer of Starwood Capital Group, a private real estate investment firm he formed in 1991. From 1995 through 2004, Mr. Sternlicht was Chairman and CEO of Starwood Hotels & Resorts Worldwide, Inc., a company he founded in 1995. Mr. Sternlicht is a trustee of Brown University. He serves on the Board of Directors of National Golf, The Estée Lauder Companies, the National Advisory Board of JPMorgan Chase Bank, the Advisory Board of Eurohypo Bank, the Juvenile Diabetes Research Foundation's National Leadership Advocacy Program, Kids in Crisis, the Business Committee for the Arts, and the Center for Christian-Jewish Understanding. Mr. Sternlicht received his B.A., magna cum laude, with honors from Brown University. He earned an M.B.A. with distinction from Harvard Business School.

        George J. Tenet has served as a director of GMAC since its inception. Since October 2007, Mr. Tenet is a Managing Director at the investment bank, Allen & Company, LLC. From July 2004 to November 2007, Mr. Tenet currently served as a distinguished professor at Georgetown University. From July 1997 through June 2004, Mr. Tenet has served as the Director of the U.S. Central Intelligence Agency. Prior to that, Mr. Tenet served in other government positions, including as Deputy Director of the C.I.A., Special Assistant to the President and Senior Director for Intelligence Programs at the National Security Council and Staff Director of the Senate Select Committee on Intelligence. Mr. Tenet serves as a member of the board of L-1 Identity Solutions Inc. and the board of advisors of QinetiQ North America. In addition he is the Chairman of the CIA Memorial Foundation. Mr. Tenet holds a B.S.F.S. from the Georgetown University School of Foreign Service and an M.I.A. from the School of International Affairs at Columbia University.

        Roger L. Werner, Jr. has served as a director of GMAC since its inception. From 1995 to until 2001, he developed and served as the President and CEO of Speedvision and Outdoor life cable television networks. From 1990 to 1994, Mr. Werner served as President and CEO of Daniels Programming Ventures, LLC, where he managed Daniels interest with Prime Ticket (now Fox Sports West), and Prime Sports Network Group, a joint venture with Liberty Media, along with a number of other sports media properties. From 1982 to 1988 he was the Chief Operating Officer of ESPN and from 1988 through 1990 he was its Chief Executive Officer. Prior to joining ESPN, he served as Engagement Manager for McKinsey and Company from 1979 to 1982. Mr. Werner serves on the Board of Directors of WATV Productions, Outdoor Channel Holdings Inc. and Narrowstep, Inc. and is the

CEO of Outdoor Channel Holdings Inc. He is a graduate of Trinity College, Hartford, Connecticut and holds an M.B.A. from the University of Virginia.

        Paul N. D'Addario has served as a director of GMAC since its inception. Mr. D'Addario is the Founder, Chairman of the Investment Committee and Senior Managing Director of Palisades Ventures, a technology and media growth fund. Mr. D'Addario was the former senior member of the Media Telecom Group of Credit Suisse First Boston from 2000 to 2004, and prior to this, held several positions within Donaldson, Lufkin & Jenrette Securities since the spring of 1987, including Managing Director & Principal from 1994 to 2000. At DLJ, Mr. D'Addario also served as Head of New Media and Head of West Coast Media and managed a number of financings and M&A deals for major media, technology and entertainment companies including: Crown Media Holdings, Inc. and IMAX Corp. Mr. D'Addario is a board observer for Omneon Video Networks, a provider of media server solutions for the broadcast and video industry, a board member of Language Weaver, a software company that specializes in statistical machine translation software and Showtime Arabia, a pay TV platform in the Middle East. Prior to his employment by DLJ, Mr. D'Addario was in the M&A Group of Weil, Gotshal & Manges LLP. Mr. D'Addario received a B.A. from Boston College, a M.Sc. from the London School of Economics and a J.D. from Villanova Law School.

        Patrick Tangney has served as GMAC's Chief Financial Officer since April 2008, GMAC's Executive Vice President-Strategy from March 2008 to April 2008 and as a consultant since August 2007. From 2000 through mid-2007, Mr. Tangney worked in the Investment Banking division of Citigroup Global Markets in London and New York, most recently as a Director, and advised companies in the telecom, media and technology sectors. He also has experience in various other sectors, including online and mobile software, towers, gaming, wireless telephony, fixed telephony, newspapers, and entertainment. Mr. Tangney's experience prior to Citigroup includes working as a management consultant with McKinsey & Company and as a transactional attorney with Davis Polk & Wardwell, LLP. Mr. Tangney received an A.B. from Duke University, with honors, a J.D. from Columbia University and was a Fulbright Scholar.

        James P. Crownover has worked for PBI since March 25, 2002 and has been PBI's Chief Operating Officer, Executive Vice President and a director since 2005. Prior to that, Mr. Crownover served as PBI's Vice President of Sales. Prior joining PBI, Mr. Crownover spent 19 years with PBI's major competitor, Channel Master, where his most recent position was as Director of Sales and Marketing for DBS products at Channel Master. He is also well-known and respected in the industry due to his extensive experience in the DTH satellite industry. He graduated from Old Dominion University with a B.S. in Engineering Technology. As PBI's Chief Operating Officer, he oversees its Sales, Engineering, and Special Projects.

        Gen Chu Shou founded PBI with her husband Philip in 1983 and has served as an officer and a director since PBI's inception. In her current position of President, Mrs. Shou oversees the daily operations of PBI. Her first position as an officer of PBI was as Vice President of Sales, where she led a very successful sales team. Mrs. Shou managed all sales activities until the new Executive Vice President of Sales and Marketing, James Crownover, joined PBI more than five years ago. After becoming President of the PBI, she successfully directed its operations as Chief Operating Officer and now delegates the duties of Business Development, Sales, Purchasing, Logistics, Engineering, and Special Projects to James Crownover.

Independence of Directors

        GMAC believes that four of its proposed directors, Barry S. Sternlicht, George J. Tenet, Roger L. Werner, Jr., and Paul N. D'Addario, are "independent" as that term is defined under the rules and regulations of the SEC and AMEX. The board of directors of GMAC at its initial meeting after the consummation of the merger will make a formal determination with respect to the independence of each of its directors. If, upon consummation of the merger, the board of directors of GMAC determines that less than a majority of the members of the board are independent as required by the rules and regulations of the SEC and AMEX, the board intends to seek to nominate additional members as necessary.

Board of Directors Committees

  Audit Committee and Audit Committee Financial Expert

        GMAC's board of directors currently has an audit committee composed of three independent directors: Barry S. Sternlicht, Roger L. Werner, Jr. and Paul N. D'Addario. In addition, GMAC has designated Paul D'Addario, who serves on its audit committee, as its audit committee financial expert. Following the merger, the audit committee is expected to consist of the same three members.

  Compensation Committee Information

        Upon consummation of the merger, the board of directors of GMAC will establish a compensation committee. which is expected to consist of two or more (i) "outside directors" within the meaning of Treas. Reg. Sec. 1.162 27 promulgated under section 162(m) of the Code and any successor regulation, (ii) "Non Employee Directors" within the meaning of Rule 16b (3) promulgated under the Exchange Act, and (iii) independent directors under the rules of the AMEX. The purpose of the compensation committee will be to review and approve compensation paid to GMAC's officers and to administer GMAC's compensation plans, including authority to make and modify awards under such plans. Following the merger, the compensation committee is expected to consist of Barry S. Sternlicht, Roger L. Werner, Jr. and George J. Tenet.

  Compensation Committee Interlocks and Insider Participation

        None of the director nominees of GMAC currently serve on the compensation committee of any other company on which any other director nominee of GMAC or any current officer or director of GMAC or PBI is currently a member.

  Nominating and Corporate Governance Committee

        GMAC has formed a nominating and corporate governance committee of independent directors, which is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and GMAC management. The nominating and corporate governance committee currently consists of Barry S. Sternlicht, Roger L. Werner, Jr. and George J. Tenet, as Chairman. Following the merger, the nominating and corporate governance committee is expected to consist of the same three members.

Code of Ethics

        GMAC's board of directors has adopted a code of ethics, which establishes standards of ethical conduct applicable to all our directors, officers and employees. GMAC undertakes to provide without charge to any person, upon written or verbal request of such person, a copy of its code of ethics. Requests for a copy should be directed in writing to Granahan McCourt Acquisition Corporation, P.O. Box AQ, Princeton, NJ 08525, Attention: Ellyn M. Ito or by telephone to (609) 333-1200.

Director and Officer Compensation

        GMAC's directors and officers currently do not receive any cash or non-cash compensation for their service as members of the board of directors and officers. Commencing October 24, 2006, and ending upon the acquisition of a target business, GMAC has paid and will continue to pay Granahan McCourt Capital, LLC, a $10,000 per month fee for providing GMAC with office space and utilities and personnel. Other than this $10,000 per month fee, no compensation of any kind, including finders and consulting fees, has been or will be paid to any of GMAC's officers. However, GMAC officers are reimbursed for any out-of-pocket expenses incurred in connection with activities on GMAC's behalf such as identifying potential target businesses and performing due diligence on suitable business combination candidates. There are no employment agreements with any officer of GMAC and there are no other current arrangements regarding compensation for any officers of GMAC. Subsequent to the merger, the compensation committee of the board of directors of GMAC will determine the compensation of the executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF GMAC

        Prior to its initial public offering, GMAC privately sold to its officers and directors 3,234,375 shares of our common stock for $2,000 in cash, at a price of $0.000618 per share. In connection with its initial public offering, GMAC also sold to David C. McCourt, GMAC's President, CEO and Chairman, in a private placement concurrently with the initial public offering 4,000,000 warrants for $4,000,000 in cash, at a price of $1.00 per warrant.

        The holders of the majority of the shares and warrants sold to GMAC existing stockholders prior to GMAC initial public offering (including the warrants, and the shares underlying the warrants, purchased in the private placement) are entitled to make up to two demands that GMAC register these shares, warrants and the shares of common stock underlying such warrants pursuant to an agreement dated October 18, 2006. The holders of the majority of these securities can elect to exercise these registration rights at any time commencing 90 days prior to the date upon which they will first become eligible for resale. In addition, these security holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the date they become eligible for resale. GMAC will bear the expenses incurred in connection with the filing of any of these registration statements.

        The payment to Granahan McCourt Capital, LLC of a monthly fee of $10,000 is for certain administrative services, including office space, utilities and secretarial support. David C. McCourt is the Chairman and CEO of Granahan McCourt Capital, LLC and, as a result, will benefit from the transaction with Granahan McCourt Capital, LLC. However, this arrangement is solely for GMAC benefit and is not intended to provide Mr. McCourt compensation in lieu of a salary.

        GMAC will reimburse GMAC officers and directors, subject to board approval, for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on GMAC behalf such as identifying and investigating possible target acquisitions and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by us, which will be reviewed only by GMAC board or a court of competent jurisdiction if such reimbursement is challenged.

        Other than the $10,000 per month administrative fee payable to Granahan McCourt Capital, LLC and reimbursable out-of-pocket expenses payable to GMAC officers and directors, no compensation or fees of any kind, including finder's and consulting fees, will be paid to any of GMAC's existing stockholders, officers or directors who owned GMAC common stock prior to GMAC initial public offering, or to any of their respective affiliates or family members for services rendered to us prior to or with respect to the initial transaction. However, Mr. McCourt may, in his sole discretion, transfer our securities held by him to our existing officers and directors who participate in the deal sourcing, due diligence, structuring and negotiating of a business combination.

        David C. McCourt advanced a total of $218,000 in exchange for a demand note from GMAC. The demand note was repaid upon consummation of the initial public offering.

        Since the underwriters' over-allotment option was not exercised, on January 16, 2007 GMAC repurchased 421,875 shares of GMAC common stock from David C. McCourt for $261.

        On March 14, 2008, David C. McCourt loaned an additional $250,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earlier of (a) one business day following Mr. McCourt's written demand for payment and (b) upon consummation of a business combination. The promissory note bears no interest and has no recourse against the funds in the trust account.

        On March 25, 2008, Mr. McCourt sold 562,500 shares of GMAC common stock to Patrick Tangney for an aggregate purchase price equal to $375.

        On April 24, 2008, David C. McCourt sold 180,000 shares of GMAC common stock to Gopi Sundaram GMAC's Vice President of Business Affairs for an aggregate purchase price equal to $120.

        On May 5, 2008, Mr. McCourt loaned an additional $500,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earliest of (a) one business day following the Mr. McCourt's written demand for payment, (b) upon consummation of a business combination and (c) upon liquidation of the trust fund. The demand note bears no interest and has no recourse against the funds in the trust account.

        On June 10, 2008, Mr. McCourt loaned an additional $600,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earliest of (a) one business day following the Mr. McCourt's written demand for payment, (b) upon consummation of a business combination and (c) upon liquidation of the trust fund. The demand note bears no interest and has no recourse against the funds in the trust account.

        On September 3, 2008, Mr. McCourt loaned an additional $900,000 to GMAC, in exchange for a demand note from GMAC in such amount. The principal balance of this note is payable on the earliest of (a) one business day following the Mr. McCourt's written demand for payment, (b) upon consummation of a business combination and (c) upon liquidation of the trust fund. The demand note bears no interest and has no recourse against the funds in the trust account.

        If GMAC is unable to complete a business combination and it is forced to liquidate, Mr. McCourt will be personally liable under certain circumstances (for example, if a vendor does not waive any rights or claims to the trust account) to ensure that the proceeds in the trust account are not reduced by the claims of certain prospective target business and vendors or other entities that are owed money by GMAC for services rendered or products sold to GMAC. As of September 29, 2008, the estimated value of Mr. McCourt's obligation, excluding $2,250,000 loaned to GMAC, is $868,557, based on cash held outside the trust account of $208,005 and $1,076,562 owed to parties who have not waived claims against the trust account.

Voting Agreements

        Concurrently with the merger agreement, holders of approximately 75% of PBI's common stock have entered into a voting agreement, pursuant to which such holders have agreed to vote all PBI shares owned by them in favor of the approval of the merger agreement and the merger and any other matter reasonably intended to facilitate the consummation of the merger. In addition, each such holder has agreed to vote all the shares of PBI common stock owned by it against any action or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of PBI under the merger agreement; against any acquisition proposal and against any other proposal for action or agreement that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by the merger agreement; against any change in the composition of the PBI board, other than as contemplated by the merger agreement or as recommended by a majority of the PBI board; and against any amendment to the articles of incorporation or by-laws of PBI, other than as contemplated by the merger agreement. Each such holder has also agreed not to transfer, pledge, assign, tender or otherwise dispose of any PBI shares, to any person other than pursuant to the merger agreement, not to grant any proxies or power of attorney to, or enter into a voting agreement with, any person other than GMAC, and not to deposit any shares of PBI common stock owned by such holder into a voting trust. Each such holder party to the voting agreement also granted GMAC an irrevocable proxy to vote such holder's shares in accordance with the foregoing.

Restriction Agreements

        The merger agreement provides that, as a condition to the closing of the merger, members of GMAC's management will enter into restriction agreements pursuant to which transfer restrictions

(subject only to certain exceptions) and forfeiture provisions are imposed on 2,682,900 shares of the GMAC's common stock first acquired by GMAC's management prior to GMAC's initial public offering. The transfer restrictions shall not apply to transfers of shares to unrelated third parties that take place prior to the consummation of the merger. After the consummation of the merger, shares subject to the restriction agreements will become transferable and non-forfeitable only to the extent that PBI's former shareholders and optionholders become eligible for earnout payments on the terms set forth in the amendment. Under the terms of the restriction agreements, at the end of each of year in which an earnout payment becomes payable to PBI's former shareholders and optionholders, such number of restricted shares will be released from the transfer restrictions as is equal to the number obtained by multiplying the total number of shares initially subject to the restriction agreements by a fraction, the numerator of which is the applicable earnout payment for such year and the denominator of which is $36 million. All shares that are subject to a restriction agreement and are not released in accordance with the terms of such restriction agreement over the term of the agreement will be automatically and irrevocably forfeited at such time as the former shareholders and optionholders of PBI no longer have any right to any future earnout payments.

        The holder of shares subject to a restriction agreement will retain the voting rights associated with those shares and will be entitled to any payments to be made to shareholders in connection with a sale, merger or similar transaction involving GMAC.

COMPENSATION DISCUSSION AND ANALYSIS OF PBI

        PBI's named executive officers consist of its chief executive officer, its chief financial officer and its chief operating officers. None of PBI's other employees have policy-making discretion.

Objective

        The objective of PBI's compensation policies and practices is to ensure that PBI can attract and retain a high caliber executive management team essential to PBI's success and that PBI has a total compensation plan that is competitive, motivating and rewarding. PBI does not have a formal board compensation committee.

Role of the PBI Board

        The PBI board establishes PBI's general compensation policies and practices. The PBI board also administers the incentive-compensation and equity-based programs. The PBI board establishes principles and procedures in order to ensure the shareholders that PBI's compensation practices are appropriately designed and implemented to attract, retain and motivate high quality executive officers and are in accordance with all applicable legal and regulatory requirements. With respect to PBI's executive officers, four disinterested PBI board members review and approve all of PBI's executive compensation. Executive officers who are members of the PBI board abstain from voting with respect to any actions relating to executive compensation. Neither the employee/officer nor the non-employee directors receive any compensation for their service as a member of the board or on any committee of the board.

Compensation Philosophy

        PBI's compensation programs are designed to attract, motivate and retain executives who will contribute significantly to PBI's long-term success and the enhancement of shareholder value. Consistent with this philosophy, the following goals provide a framework for the administration of the executive compensation program:

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  executive compensation should be comparable to the compensation level of technology industry peer companies to allow PBI to attract and retain talented management;

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  total compensation for each executive should be related to overall performance of PBI as well as a particular individual's responsibilities;

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  PBI's executive compensation should align the interests of PBI's executives with those of its shareholders; and

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  supplemental benefits and perquisites that reward executives without regard to performance should be minimal.

Elements of Compensation

        In order to achieve the above goals, the named executive officer total compensation packages include base salary and annual bonus paid in cash, as well as long-term compensation in the form of equity awards. Salary and bonus are set at a competitive level to attract and retain qualified candidates. Equity-based incentive awards are granted in amounts the PBI board subjectively believes are necessary to provide incentives to future performance. This mix of compensation elements is intended to place a significant portion of compensation at risk and emphasizes performance because bonuses in recent years have been roughly half of each named executive officer's compensation. The determination by the four disinterested members of the PBI board of the base salary, annual bonus and equity compensation for 2007 for each of the named executive officers included an examination of PBI's 2006 performance and compensation package versus PBI's 2005 performance and compensation package as well as a comparison of the same data with that of CalAmp. Corp., which is a public company that has a significant part of its business in the satellite industry like PBI and has several overlapping customers.

        PBI also provides executive officers with benefit plans that are generally available to all of its regular full-time employees. The PBI board believes that appropriately balancing the total compensation package and ensuring the viability of each component of the package (both on its own and taken together as a whole) is necessary in order to provide market-competitive compensation.

Compensation Setting Process

  Management's Role in the Compensation Setting Process

        The four disinterested directors of the PBI board annually meet with Philip Shou, PBI's Chief Executive Officer, Gen Chu Shou, President and Chief Financial Officer, and James Crownover, Executive Vice President and Chief Operating Officer, to obtain information with respect to compensation programs. Mr. Shou, Ms. Shou, and Mr. Crownover are also members of the PBI board. Management makes recommendations to the PBI board on the base salaries, bonus and stock options for PBI's executive officers as well as compensation and incentive programs for other key members of the PBI staff. For the determination by the four disinterested PBI board members of compensation for 2007, management prepared information for the PBI board regarding PBI's performance for 2005 and 2006, management's compensation packages for 2005 and 2006 as well as information regarding the performance of CalAmp Corp. and the compensation packages of the named executive officers of CalAmp Corp. for the same years. The disinterested members of the PBI board consider, but are not bound by the recommendations of management, and exercise independent judgment by modifying and curtailing from time to time management's recommendations with respect to executive officer compensation. In making their determination of 2007 compensation, the four disinterested directors of the PBI board accepted management's recommendation regarding the salary and annual bonus for the named executive officers but rejected management's recommendation regarding the grant of stock options to Philip Shou and Gen Chu Shou.

Determination of Executive Officer Compensation for Fiscal 2007

        On November 9, 2006, the four disinterested directors of the PBI board evaluated the appropriate cash and equity compensation for fiscal 2007. PBI's management team proposed amounts for executive compensation for fiscal 2007, which included the recommendation of a grant to each named executive officer of options to purchase 5,000 shares of PBI's common stock. The four disinterested directors of the PBI board considered such recommendations and approved the proposed executive cash compensation. The four disinterested directors of the PBI board did not grant any options to purchase shares of PBI's common stock to the PBI executive officers in 2007, based on their subjective determination that the awards previously made to the executives provided sufficient performance incentive.

  Base Salary

        Base salary for named executive officers, including that of the chief executive officer, is set according to the responsibilities of the position, the specific skills and experience of the individual and the competitive market for executive talent and the historical compensation paid by PBI. The four disinterested directors of the PBI board review salaries annually and adjust them as they deem appropriate to reflect changes in market conditions, individual performance and responsibilities, and PBI's financial position. The four disinterested directors of the PBI board increased the salaries of Philip Shou, Gen Chu Shou and James Crownover by 9%, 0% and 56% in 2007 compared to 2006. With respect to base salaries for 2007 for PBI's executive officers, the four disinterested members of the PBI board reviewed salaries of executive officers of CalAmp with comparable positions to PBI's executive officers. In addition, the four disinterested directors considered the performance of each executive officer during 2006, as well as the responsibilities each executive officer would be expect to undertake for 2007. After this review and analysis, the four disinterested directors determined that the increases proposed by PBI management were acceptable and the 2007 base salaries adequate in light of the factors reviewed by the directors. In addition, the four disinterested directors agreed to increase James Crownover's salary largely due to his promotion to the position of chief operating officer and the corresponding increase in his responsibilities. Base salaries for the named executive officers are disclosed in the PBI Summary Compensation Table in this proxy statement/prospectus.

  Annual Incentive Bonus

        Incentive compensation is intended to align compensation with business objectives and performance and enable PBI to attract, retain and reward high quality executive officers whose contributions are critical to PBI's short and long-term success. The incentive awards, if granted by the PBI board, are determined based on the performance of PBI, the responsibilities of the position held by an individual, the specific skills and experience of the individual and the competitive market for executive talent and the historical compensation paid by PBI. With respect to the annual cash bonuses paid to each PBI executive officer in early 2007, the four disinterested PBI directors considered each executive officer's past bonuses, level of responsibility and skills and experience. In addition, the disinterested directors considered the overall performance of PBI in 2006. Based on their review of these factors, the four disinterested directors believed each executive officer deserved an annual cash bonus and approved bonus amounts recommended by management. As a result, the annual cash bonuses were increased by approximately 10% for each named executive officer in 2007 compared to 2006.

  Stock Options

        In addition to the base salary and annual incentive bonus, executive officers are periodically awarded stock options in amounts as established by the board of directors and ratified by the shareholders. PBI does not maintain an ongoing stock option plan, but periodically management recommends the grant of equity awards for new employees as an incentive to join the PBI team and for the retention of existing key employees. PBI's stock option awards have been designed to: (i) strengthen PBI's ability to attract and retain qualified officers and employees; (ii) encourage the acquisition of a proprietary interest by such officers and employees, thereby aligning their interests with the interests of our shareholders; and (iii) focus PBI's management on operating and financial performance and total long-term shareholder return by providing an increased incentive to contribute to PBI's growth and profitability. For 2007, management's executive compensation proposal did not include a recommendation for the issuance of stock options, and as a result, the four disinterested directors did not award any stock options to the executive officers in 2007.

Retirement Benefits

        PBI does not provide pension benefits or deferred compensation plans to any of its employees, including named executive officers, other than a 401(k) plan that is open to all regular, full-time U.S. employees. The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all U.S. based employees, including the named executive officers, are permitted to contribute up to the limit prescribed by the Internal Revenue Service on a before-tax basis. Within the limits established each year by the IRS, PBI provides matching contributions to executive officers and all other participants under the PBI 401(k) plan each year based on the "safe harbor matching provisions." This matching benefit is available to all regular, full time employees of PBI who participate in the compensation deferrals under the 401(k) plan. In addition to the matching contributions, each year PBI makes a discretionary profit sharing contribution for the executive officers, managerial, and other eligible employees based on a percentage of the profits from the prior year. Although the profit sharing contribution is discretionary, PBI has consistently made a contribution of not less than 5% of each employee's qualifying annual compensation. PBI payments for named executive officers pursuant to these other elements of compensation in fiscal 2007 are included in the "All Other Compensation" column in the PBI Summary Compensation Table in this proxy statement/prospectus.

Other Compensation

        Other elements of executive compensation include life and long-term disability insurance and health benefits. These benefits are also available to all regular, full-time employees of PBI.

        On April 24, 2008, each of Mr. Shou, Mrs. Shou and Mr. Crownover entered into employment agreements with PBI and GMAC (PBI and GMAC are both party to the employment agreement entered into by the executive) that will become effective upon the closing of the transaction. In connection with their negotiation of the merger agreement, PBI and GMAC determined that it needed to offer the executives a competitive compensation package to retain and incentivize the executives following the consummation of the merger. Therefore, PBI and GMAC formulated and structured the agreements based on PBI's historical compensation practices and packages in place for the executive and executive officers generally. It also took into account each executive's level of experience in his or her position and the additional contributions (in respect of what will be a public, rather than private, company) that PBI and GMAC expect each executive to make following the consummation of the transaction. PBI and GMAC also took into account the bargaining positions of each executive. Based on the foregoing considerations, PBI and GMAC developed a limited, three-year term employment agreement generally consisting of (i) a base salary, (ii) an annual bonus, (iii) employee benefits that are consistent with those benefits provided to the executive prior to the closing of the transaction, (iv) eligibility to participate in future equity grants made in the sole discretion of GMAC's compensation committee, (v) in GMAC's compensation committee's sole discretion, a possible future bonus contingent on the executive's continued employment and upon the achievement of EBITDA goals (to be determined by the compensation committee) payable in connection with GMAC's or PBI acquisition of other companies or businesses and (vi) a cash retention bonus that is payable in all events, unless the executive is terminated for cause. PBI and GMAC determined the level of salary and benefits based on PBI's current practices for executives generally and its long-standing philosophy in providing market competitive compensation. GMAC and PBI currently anticipate that annual bonuses, equity awards and any potential "EBITDA" bonus would be structured in a manner that it would reflect the contributions that the executive can make to the companies' results. The retention bonus was the product of arm's length negotiation as a further inducement to the executive to enter into the employment agreement. The severance provisions of the employment agreements are also the result of arm's length negotiation as a further inducement to the executive to enter into the employment agreement. See "Employment Agreements" on page 178 for a more detailed description of the material terms of the agreements. The final terms of the employment agreements were the product of arms-length negotiations between the parties (including the executives, PBI and GMAC) and their advisors, prior to the execution of the merger agreement.

Executive Compensation

        The following table shows compensation earned during 2007 by the chief executive officer, chief financial officer and chief operating officer. No other employees of PBI were deemed executive officers during 2007.

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)		Total ($)
Philip M. Shou Director, Chairman and Chief Executive Officer	2007 2006	249,212 229,198	252,000 229,000		31,864 15,953		32,500 28,996	(2)	565,576 503,147
Gen Chu Shou Director, President and Chief Financial Officer	2007 2006	218,005 217,235	216,000 196,000		31,864 15,963		32,500 28,996	(3)	498,369 458,184
James P. Crownover Director, Vice President and Chief Operating Officer	2007 2006	214,945 138,064	216,000 196,000		54,759 27,416		33,694 30,672	(3) (4)	519,398 392,152

(1)
Represents the proportionate amount of the fair value of awards recognized by PBI as an expense in the relevant year for accounting purposes. The fair values of these awards and the amounts expensed were determined in accordance with Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"). The assumptions used in the calculation of this amount for the fiscal years ended December 31, 2007 and 2006 are included in Note I of PBI's audited financial statements for the fiscal year ended December 31, 2007 included herein, disregarding the estimate of forfeitures related to service-based vesting conditions.

(2)
These amounts are PBI matching and discretionary contributions to the employee's 401(k) and profit sharing plan account.

(3)
These amounts are $32,500 of PBI matching and discretionary contributions to the employee's 401(k) and profit sharing play account and $1,194 of imputed income from interest-free loans by PBI to Mr. Crownover.

(4)
These amounts are $28,996 of PBI matching and discretionary contributions to the employee's 401(k) and profit sharing plan account and $1,676 of imputed income from interest-free loans by PBI to Mr. Crownover.

2007 Grants of Plan-Based Awards

        PBI did not grant any plan based non-equity incentive plan awards in 2007.

Employment Agreements

        PBI has entered into employment agreements with Messrs. Shou and Crownover and Ms. Shou that will become effective upon the closing of the merger. Please see "Employment Agreements" on page 178 for a description of the material terms of these agreements.

2007 Outstanding Equity Awards at Fiscal Year-End

        Generally, stock options grants are made on an annual basis and upon the hiring of key employees in competitive amounts as determined by the board of directors. Stock options for PBI's executive officers and other option holders in connection with the merger will be treated as fully vested.

        The following table sets forth certain information regarding equity-based awards held by PBI's executive officers as of December 31, 2007, which consist solely of stock options.

	Number of Securities Underlying Options(#) Exercisable	Number of Securities Underlying Options(#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Philip M. Shou		1,250(1) 1,250(2)	$30.79 $30.79	12/08/2018 12/08/2013
Gen Chu Shou		1,250(1) 1,250(2)	$30.79 $30.79	12/08/2018 12/08/2013
James P. Crownover	1,250(4) 1,250(5) 1,250(6)	2,000(3) 1,250(1) 1,250(2) 1,250(7) 1,250(8) 1,250(9)	$12.46 $30.79 $30.79 $30.79 $30.79 $37.44 $37.44 $37.44 $37.44	12/31/2010 12/8/2016 12/8/2017 12/8/2018 12/8/2019 11/30/2017 11/30/2018 11/30/2019 11/30/2020

(1)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options will be fully vested on December 9, 2008.

(2)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options will be fully vested on December 9, 2009.

(3)
These options were granted on March 22, 2002. The options will be fully vested on January 1, 2008.

(4)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options were fully vested on December 9, 2006.

(5)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options were fully vested on December 9, 2007.

(6)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options were fully vested on December 1, 2007.

(7)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options will be fully vested on December 1, 2008.

(8)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options will be fully vested on December 1, 2009.

(9)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options will be fully vested on December 1, 2010.

Option Exercises and Stock Vested

        The following table sets forth certain information regarding options exercised during 2007. PBI has not granted any shares of restricted stock.

	Number of Shares Acquired on Exercise	Value Realized on Exercise($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Philip M. Shou	1,250	$17,813
Ceclia Shou	1,250	$17,813
James P. Crownover	2,000	$65,000

2007 Director Compensation

        PBI's non-employee directors do not receive fees for service on PBI's board of directors, and they are not currently reimbursed for expenses in connection with board and committee meeting attendance.

        None of PBI's current non-employee directors are expected to serve as directors of GMAC following the merger.

Compensation Committee Interlocks and Insider Participation

        PBI does not have a formal compensation committee; however, employee/officers who are also members of the board do not vote on compensation matters in which they have an interest.

Equity Compensation Plan Information for PBI

        The following table provides information about the securities authorized for issuance under PBI's equity compensation plan as of December 31, 2007:

Plain Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	31,500	$30.74	—
Equity compensation plans not approved by security holders	—	—	—

Total	31,500	$30.74

(1)
PBI does not have a formal equity compensation plan. From time to time, the board of directors and shareholders approve grants of stock options that vest over time.

Payments to PBI Executive Officers upon Consummation of Merger

        In connection with the consummation of the merger, all of the outstanding options to purchase PBI common stock will be deemed fully vested at the closing of the merger. As a result, the holders of options to purchase PBI common stock will be entitled to receive a pro rata share of the merger consideration; however, the cash consideration payment in respect of each option to acquire PBI stock will be reduced by the exercise price in respect to such option. The executive officers of PBI hold options to acquire PBI common stock and therefore will be entitled to receive their pro rata portion of the merger consideration. The table below sets forth each executive officer's pro rata portion of the cash and GMAC common stock components of the merger consideration such executive officer would be entitled to receive in exchange for his or her PBI options at the closing of the merger. This table is based on an exchange ratio in the merger of 12.9 shares of GMAC common stock for each share of PBI common stock or option to purchase PBI common stock outstanding and assumes that (i) no holder of shares of GMAC's common stock issued in its initial public offering converts such shares into cash, (ii) approximately 1.8 million shares are issued to PBI stockholders in the merger and that 15.9 million shares of common stock will be outstanding upon consummation, (iii) 93,518 shares of GMAC common stock will be issued to holders of outstanding PBI options upon the exercise thereof in the merger, and (iv) none of the shares of GMAC common stock issuable upon exercise of its outstanding warrants or warrants that are part of outstanding units are issued.

Name of Executive Officer	Cash	Number of Shares of GMAC common stock
Philip M. Shou	$8,534,249	309,212
Gen Chu Shou	$7,276,887	263,655
James P. Crownover	$2,130,428	77,189

        In addition, holders of PBI options will also be entitled to their pro rata share of earnout payments, if any, made by GMAC. While we cannot determine with certainty the size of any such payments, given they are contingent upon future performance, the table below illustrates the executive officer's pro rata share of earnout payments with respect to their PBI options across a range of potential performance levels for PBI. Depending on PBI's performance, it is possible that PBI option holders will receive earnout payments below the lower end of the range in the table (or even no earnout payments) and it is possible that PBI option holders will receive earnout payments greater than the higher end of the range in the table. GMAC can at the election of its board of directors make earnout payments entirely in cash but can also pay a portion in shares of GMAC common stock. The table below assumes that (i) PBI exceeds the minimum required performance levels in every period and qualifies for earnout payments in each period, (ii) GMAC elects to make earnout payments entirely in shares of its common stock (and assuming that holders of GMAC common stock exercise their conversion rights with respect to the maximum number of 2,249,999 shares) and (iii) the number of earnout shares payable in any period is determined on the basis of a price per share similar to the value of the cash in trust per share of $8.28 as of June 30, 2008. For further discussion of the earnout payments, see "The Merger Agreement—Earnout."

	Earnout Payment Year
	2009 Adjusted PBI EBIDTA (1)		2010 Adjusted PBI EBIDTA (1)		2011 Adjusted PBI EBIDTA (1)
All Numbers in Millions
	$16 Million	$23 Million	$20 Million	$29 Million	$23 Million	$33 Million
GMAC Share Annual Earnout Payment
Philip M. Shou	$0.85	$2.05	$1.15	$2.05	$1.37	$2.05
Gen Chu Shou	0.73	1.75	0.98	1.75	1.16	1.75
James P. Crownover	0.21	0.51	0.29	0.51	0.34	0.51

(1)
For each earnout payment year, Adjusted EBITDA is measured as of the end of the 12-month period ending on December 31 in the year immediately prior to the related earnout payment year.

COMPENSATION DISCUSSION AND ANALYSIS OF GMAC

        Since GMAC's formation on July 10, 2006, its operations have been limited to organizational activities and, after the initial public offering, to activities relating to completing a business combination. To date, no current GMAC officer, director or initial stockholder, nor any affiliate thereof, has received any cash or equity compensation for services rendered to GMAC. GMAC does not propose to pay compensation of any kind, including finder's and consulting fees, to any of GMAC's current officers, directors, stockholders or special advisors, or any of their respective affiliates, for services rendered prior to or in connection with the merger. However, GMAC's officers, directors and special advisors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on its behalf, such as participating in the offering process with respect to its initial public offering, identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the GMAC board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Because of the foregoing, GMAC generally does not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. In addition, Mr. McCourt may, in his sole discretion, sell for their fair market value our securities held by him to our existing officers and directors who participate in the deal sourcing, due diligence, structuring and negotiating of a business combination.

        Commencing October 24, 2006, and ending upon the acquisition of a target business, GMAC has incurred and will continue to incur expenses of $10,000 per month to Granahan McCourt Capital LLC, providing it with office space, utilities and personnel. Other than this $10,000 monthly fee, no compensation of any kind, including finders and consulting fees, has been or will be paid to any of the GMAC stockholders existing prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination.

        GMAC does not currently have any equity compensation plans other than the 2008 Plan.

COMPENSATION DISCUSSION AND ANALYSIS OF GMAC FOLLOWING THE MERGER

        GMAC has not yet developed a comprehensive executive compensation program and philosophy with respect to the executive officers who will manage GMAC after the merger. GMAC expects that such a program and philosophy will be developed after the completion of the merger and anticipates that awards would be granted to executives under the 2008 Plan.

        In addition, on April 24, 2008, each of Mr. Shou, Mrs. Shou and Mr. Crownover entered into employment agreements with GMAC and PBI (GMAC and PBI are both party to the employment agreement entered into by the executive) that will become effective upon the closing of the transaction. In connection with their negotiation of the merger agreement, GMAC and PBI determined that it needed to offer the executives a competitive compensation package to retain and incentivize the executives following the consummation of the merger. Therefore, GMAC and PBI formulated and structured the agreements based on PBI's historical compensation practices and packages in place for the executive and executive officers generally. It also took into account each executive's level of experience in his or her position and the additional contributions (in respect of what will be a public, rather than private, company) that GMAC and PBI expect each executive to make following the consummation of the transaction. GMAC and PBI also took into account the bargaining positions of each executive. Based on the foregoing considerations, GMAC and PBI developed a limited, three-year term employment agreement generally consisting of (i) a base salary, (ii) an annual bonus, (iii) employee benefits that are consistent with those benefits provided to the executive prior to the closing of the transaction, (iv) eligibility to participate in future equity grants made in the sole discretion of GMAC's compensation committee, (v) in GMAC's compensation committee's sole discretion, a possible future bonus contingent on the executive's continued employment and upon the achievement of EBITDA goals (to be determined by the compensation committee) payable in connection with GMAC's or PBI acquisition of other companies or businesses and (vi) a cash retention bonus that is payable in all events, unless the executive is terminated for cause. GMAC and PBI determined the level of salary and benefits based on PBI's current practices for executives generally and its long-standing philosophy in providing market competitive compensation. GMAC and PBI currently anticipate that annual bonuses, equity awards and any potential "EBITDA" bonus would be structured in a manner that it would reflect the contributions that the executive can make to the companies' results. The retention bonus was the product of arm's length negotiation as a further inducement to the executive to enter into the employment agreement. The severance provisions of the employment agreements are also the result of arm's length negotiation as a further inducement to the executive to enter into the employment agreement. See "Employment Arrangements" on page 178 for a more detailed description of the material terms of the agreements. The final terms of the employment agreements were the product of arms-length negotiations between the parties (including the executives, GMAC and PBI) and their advisors, prior to the execution of the merger agreement.

Executive Compensation

        The following table shows compensation earned during 2007 and 2006 by the executive officers of PBI that are expected to serve as executive officers of GMAC following the merger.

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)		Total ($)
Philip M. Shou Director, Chairman and Chief Executive Officer	2007 2006	249,212 229,198	252,000 229,000		31,864 15,953		32,500 28,996	(2)	565,576 503,147
Gen Chu Shou Director, President and Chief Financial Officer	2007 2006	218,005 217,235	216,000 196,000		31,864 15,953		32,500 28,996	(3)	498,369 458,184
James P. Crownover Director, Vice President and Chief Operating Officer	2007 2006	214,945 138,064	216,000 196,000		54,759 27,416		33,694 30,672	(3) (4)	519,398 392,152

(1)
Represents the proportionate amount of the fair value of awards recognized by PBI as an expense in the relevant year for accounting purposes. The fair values of these awards and the amounts expensed were determined in accordance with Statement of Financial Accounting Standards No. 123R, "Share Based Payment" ("SFAS 123R"). The assumptions used in the calculation of this amount for the fiscal years ended December 31, 2007 and 2006 are included in Note I of PBI's audited financial statements for the fiscal year ended December 31, 2007 included herein, disregarding the estimate of forfeitures related to service-based vesting conditions.

(2)
These amounts are PBI matching and discretionary contributions to the employee's 401(k) and profit sharing plan account.

(3)
These amounts are $32,500 of PBI matching and discretionary contributions to the employee's 401(k) and profit sharing plan account and $1,194 of imputed income from interest-free loans by PBI to Mr. Crownover.

(4)
These amounts are $28,996 of PBI matching and discretionary contributions to the employee's 401(k) and profit sharing plan account and $1,676 of imputed income from interest-free loans by PBI to Mr. Crownover.

2007 Grants of Plan-Based Awards

        PBI did not grant any plan based non-equity incentive plan awards in 2007.

Employment Agreements

        PBI, GMAC and each of Philip Shou, Gen Chu Shou and James Crownover have entered into employment agreements that will become effective upon the closing of the merger pursuant to which Mr. Shou would serve as PBI's Chief Executive Officer, Mrs. Shou would serve as PBI's President and Mr. Crownover would serve as PBI's Chief Operating Officer. The term of each agreement continues for three years unless the parties to the agreement mutually agree to extend the term. If the executive is employed by PBI beyond the expiration of the term, the executive's continued employment will be "at-will."

        The agreements provide each executive with the following compensation and benefits:

  •
  annual salary—$275,000 for Mr. Shou and $240,000 for each of Mrs. Shou and Mr. Crownover, subject to increase at the discretion of the compensation committee;

  •
  employee benefits that are no less favorable to the executive than those provided by PBI as of December 31, 2007;

  •
  a target annual bonus opportunity of at least 50% of salary;

  •
  eligibility to participate in the 2008 Plan with periodic equity grants comparable to those made to other similarly situated executives of GMAC;

  •
  in the sole discretion of the compensation committee, and subject to the executive's continued employment and the achievement of EBITDA targets established by the compensation committee, possible future bonuses payable in connection with GMAC's or PBI's acquisition of other companies or businesses; and

  •
  bonus payments of up to $2 million to Mr. Shou, $1.88 million to Mrs. Shou and $1.25 million to Mr. Crownover.

        If the executive's employment is terminated within three years of the merger by PBI for any reason other than "Cause," death or disability; or the executive resigns for "Good Reason," PBI will pay to the executive:

  •
  a prorated bonus for the year of termination based upon the actual satisfaction of the applicable performance measures;

  •
  two times the executives salary plus the greater of the target bonus opportunity for the year of termination or the average bonus paid to the executive for the three preceding years;

  •
  any time-vesting equity awards then held by the executive would become vested and any performance-vesting awards would remain outstanding until the end of the applicable performance period and would only vest when and to the extent the applicable performance targets are met; and

  •
  three years of company paid medical and dental coverage, to the extent permitted by the applicable plan.

        If the executive's employment is terminated for "Cause," the executive would not be entitled to severance. If the executive's employment is terminated due to his or her death or disability or the executive resigns without "Good Reason," PBI would pay to the executive (or his or her estate or personal representative in the case of death), a prorated bonus for the year of termination based upon the actual satisfaction of the applicable performance measures. In addition, if the executive's employment is terminated due to death or disability, his or her time-vesting equity awards that were outstanding will become vested as if the executive's employment had continued for two additional years; and the executive's performance-vesting awards would remain outstanding until the end of the applicable performance period and would only vest when and to the extent the applicable performance targets are met.

        For purposes of the agreements, a termination for "Cause" means a termination by PBI based upon: (i) the executive's conviction of, or plea of guilty or non contender to, a felony, (ii) willful violation or gross neglect of the executive's material duties and responsibilities that results in material detriment to PBI, (iii) the executive engages in conduct involving fraud or dishonesty that results in material detriment to PBI, or (iv) the executive materially breaches the terms of the agreement in a manner that results in material detriment to PBI.

        For purposes of the agreement, a termination for "Good Reason" means a termination by the executive based upon the occurrence (without the executive's express written consent) of any of the following:

  •
  a material diminution in the executive's salary;

  •
  a material diminution in the executive's authority, duties, or responsibilities;

  •
  a change in the executive's a reporting relationship that would result in a material diminution in the authority, duties or responsibilities of the person to whom the executive is required to report;

  •
  a material change in the geographic location of the executive's principal place of employment (excluding reasonable and customary business travel on company business); or

  •
  a material breach by PBI of any of its obligations under the agreement.

provided, in all events, the executive notifies PBI of the condition or event relied upon for his or her employment termination within ninety days of the initial existence of the condition or event; and PBI fails to cure the condition or event within thirty days following receipt of such notice.

        Each executive is subject to restrictive covenants, including covenants:

  •
  not to disclose PBI's and its affiliates' confidential information,

  •
  not to compete with PBI and its affiliates during the term of the agreement and, with respect to Mr. Shou and Mrs. Shou, for two years after termination of employment,

  •
  not to solicit PBI's and its affiliates' customers and suppliers during the term of the agreement and, with respect to Mr. Shou and Mrs. Shou, for two years after termination of employment, and

  •
  not to solicit PBI's and its affiliates' employees during the term of the agreement and, with respect to Mr. Shou and Mrs. Shou, for two years after termination of employment.

2007 Outstanding Equity Awards At Fiscal Year-End

        Generally, stock options grants are made on an annual basis and upon the hiring of key employees in competitive amounts as determined by the Board of Directors. Stock options for PBI's executive officers in connection with the merger will be fully vested.

        The following table sets forth certain information regarding equity-based awards held by PBI's executive officers as of December 31, 2007, which consist solely of stock options.

	Number of Securities Underlying Options(#) Exercisable	Number of Securities Underlying Options(#) Unexercisable	Option Exercise Price($)		Option Expiration Date
Philip M. Shou		1,250(1) 1,250(2)	$ $	30.79 30.79	12/08/2018 12/08/2013
Gen Chu Shou		1,250(1) 1,250(2)	$ $	30.79 30.79	12/08/2018 12/08/2013
James P. Crownover	1,250(4) 1,250(5) 1,250(6)	2,000(3) 1,250(1) 1,250(2) 1,250(7) 1,250(8) 1,250(9)	$ $ $ $ $ $ $ $ $	12.46 30.79 30.79 30.79 30.79 37.44 37.44 37.44 37.44	12/31/2010 12/8/2016 12/8/2017 12/8/2018 12/8/2019 11/30/2017 11/30/2018 11/30/2019 11/30/2020

(1)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options will be fully vested on December 9, 2008.

(2)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options will be fully vested on December 9, 2009.

(3)
These options were granted on March 22, 2002. The options will be fully vested on January 1, 2008.

(4)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options were fully vested on December 9, 2006.

(5)
These options are part of a grant of 5,000 total options that were granted on December 9, 2005. These options were fully vested on December 9, 2007.

(6)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options were fully vested on December 1, 2007.

(7)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options will be fully vested on December 1, 2008.

(8)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options will be fully vested on December 1, 2009.

(9)
These options are part of a grant of 5,000 total options that were granted on December 1, 2006. These options will be fully vested on December 1, 2010.

Option Exercises and Stock Vested

        The following table sets forth certain information regarding options exercised during 2007. PBI has not granted any shares of restricted stock.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)

Philip M. Shou	1,250	$17,813

Ceclia Shou	1,250	$17,813

James P. Crownover	2,000	$65,000

2007 Director Compensation

        PBI's non-employee directors do not receive fees for service on PBI's board of directors, and they are not currently reimbursed for expenses in connection with board and committee meeting attendance.

        None of PBI's current non-employee directors are expected to serve as directors of GMAC following the merger.

        GMAC has not yet determined how its directors will be compensated following the closing.

Compensation Committee Interlocks and Insider Participation

        PBI does not have a formal compensation committee.

Equity Compensation Plan Information for PBI

        The following table provides information about the securities authorized for issuance under PBI's equity compensation plan as of December 31, 2007:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	31,500	$30.74	—
Equity compensation plans not approved by security holders	—	—	—

Total	31,500	$30.74

(1)
PBI does not have a formal equity compensation plan. From time to time, the board of directors and shareholders approve grants of stock options that vest over time.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Officers and Directors of GMAC

        The following table sets forth certain information regarding beneficial ownership of GMAC common stock as of September 29, 2008, by each person who is known by GMAC to own beneficially more than 5% of the outstanding shares of GMAC common stock.

Name and Address of Beneficial Owner(1)	Amount and Beneficial Ownership and Common Stock	Percentage of Outstanding Common Stock(2)
Greater than 5% Stockholders
Citigroup Global Markets Inc.(3)	2,250,000	18.1%
David C. McCourt(4)(5)(6)	1,874,400	13.3%
HBK Investments LP(7)	1,379,400	9.8%
Fir Tree, Inc.(8)(9)	1,378,400	9.8%
Bulldog Investors(10)	1,293,568	9.2%
QVT Financial LP(11)(12)	1,278,450	9.1%

*
Less than 1%.

(1)
Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)
Amount and applicable percentage of ownership is based on 14,062,500 shares of GMAC common stock outstanding on September 29, 2008.

(3)
Business Address is 388 Greenwich Street, New York, NY 10013.

(4)
Mr. McCourt is GMAC's Chairman of the Board, President and Chief Executive Officer.

(5)
Business address is 179 Stony Brook Road, Hopewell, New Jersey 08525.

(6)
Shares will be subject to transfer restrictions and forfeiture provisions while retaining full voting rights pursuant to a restriction agreement as further described under "The Merger Agreement—Restriction Agreements."

(7)
Business address is 300 Crescent Court, Suite 700, Dallas, TX 75201.

(8)
Business address is 505 Fifth Avenue, New York, New York 10017.

(9)
Fir Tree, Inc. is the investment manager for each of Sapling, LLC and Fir Tree Recovery Master Fund, L.P. and has been granted investment discretion over portfolio investments held by each of them. Sapling, LLC and Fir Tree Recovery Master Fund, L.P. are the beneficial owners of 1,174,102 shares of GMAC common stock and 204,298 shares of GMAC common stock, respectively. Fir Tree, Inc. may be deemed to beneficially own the shares of GMAC common stock held by Sapling, LLC and Fir Tree Recovery Master Fund, L.P. as a result of being the investment manager of Sapling, LLC and Fir Tree Recovery Master Fund, L.P. Sapling, LLC and Fir Tree Recovery Master Fund, L.P. are the beneficial owners of 8.3% and 1.5%, respectively, of the outstanding shares of GMAC common stock. Collectively, Sapling, LLC and Fir Tree Recovery Master Fund, L.P. beneficially own 1,378,400 shares of common stock of GMAC, which represent 9.8% of the shares of GMAC's common stock outstanding. Sapling, LLC may direct the vote and disposition of 1,174,102 shares of GMAC common stock. Fir Tree Recovery Master Fund, L.P. may direct the vote and disposition of 204,298 shares of GMAC common stock. Fir Tree, Inc. has been granted investment discretion over the shares of GMAC common stock held by Sapling, LLC and Fir Tree Recovery Master Fund, L.P. The foregoing information was derived from a Schedule 13G filed with the SEC on February 14, 2008.

(10)
Business address is Park 80 West, Plaza Two, Saddle Brook, NJ 07663.

(11)
Business address is 1177 Avenue of Americans, 9th Floor, New York, NY 10036.

(12)
The QVT Financial LP ("QVT Financial") is the investment manager for QVT Fund LP (the "Fund"), which beneficially owns 1,144,189 shares of GMAC common stock, and for Quintessence Fund L.P. ("Quintessence"), which beneficially owns 125,085 shares of GMAC common stock. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the "Separate Account"), which holds 9,176 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the GMAC common stock held by the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 1,278,450 shares of GMAC common stock, consisting of the shares owned by the Fund and Quintessence and the shares held in the Separate Account. QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of common stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of common stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 1,269,274 shares of GMAC common stock. The foregoing information was derived from a Schedule 13G filed with the SEC on January 30, 2008.

        The following table sets forth certain information regarding beneficial ownership of GMAC common stock and warrants as of September 29, 2008, by (i) each of GMAC officers as of September 29, 2008, (ii) each of our directors, and (iii) all directors and officers as a group. GMAC warrants become exercisable on the later of the completion of the initial business combination and October 18, 2007. These warrants expire on October 18, 2010, or earlier upon redemption.

Name and Address of Beneficial Owner(1)	Amount and Beneficial Ownership and Common Stock	Percentage of Outstanding Common Stock(2)
David C. McCourt(3)(4)(5)	1,874,400	13.3%
Patrick Tangney(3)(5)	562,500	4.0%
Gopi Sundaram(3)(5)	180,000	1.3%
Ellyn M. Ito(3)(5)	36,000	*
Barry S. Sternlicht(6)	32,400	*
George J. Tenet(7)	32,400	*
Paul N. D'Addario(8)	32,400	*
Roger L. Werner, Jr.(9)	32,400	*
All directors and officers as a group (8 individuals)	2,782,500	19.8%

*
Less than 1%.

(1)
Unless otherwise indicated, the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)
Amount and applicable percentage of ownership is based on 14,062,500 shares of GMAC common stock outstanding on September 29, 2008.

(3)
Shares will be subject to transfer restrictions and forfeiture provisions while retaining full voting rights pursuant to restriction agreements as further described under "The Merger Agreement—Restriction Agreements."

(4)
Mr. McCourt is GMAC's Chairman of the Board, President and Chief Executive Officer.

(5)
Business address is 179 Stony Brook Road, Hopewell, New Jersey 08525.

(6)
Business address is 591 W. Putnam Ave., Greenwich, CT 06830.

(7)
Business address is 711 Fifth Avenue, New York, NY 10022.

(8)
Business address is 11726 San Vicente Boulevard, Suite 4560, Los Angeles, CA 90049.

(9)
Business address is 10 Barnstable Lane, Greenwich, CT 06830.

Security Ownership of Certain Beneficial Owners and Officers and Directors of PBI

        The following table sets forth information pertaining to the beneficial ownership of the outstanding shares of PBI's common stock of September 29, 2008 by (a) persons known to PBI to own more than five percent of the outstanding shares of PBI's common stock, (b) each director and named executive officer of PBI and (c) PBI's current directors and executive officers as a group. The information contained herein has been obtained from PBI's records and from information furnished to PBI by each individual. PBI knows of no person who owns, beneficially or of record, either individually or with associates, more than 5% of PBI's common stock as set forth below.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock(2)	Approximate Percentage of Outstanding Common Stock
Philip M. Shou, Director, Chairman and Chief Executive Officer(3)	104,153	17.1%
Gen Chu Shou, Director, President and Chief Financial Officer(3)	88,808	14.6%
James P. Crownover, Director, Executive Vice President and Chief Operating Officer(4)	26,000	4.3%
Cheng Tyng Chang, Director	5,353	*
Hou Teng Lee, Director	—	—
Robert Lee, Director	—	—
Youlin Lu, Director	—	—
Mu-Leang Huang	37,233	6.1%
Mu-Ming Huang	31,170	5.1%
Hou-Chuan Lee	80,759	13.2%
Lin-Ho Lee	80,759	13.2%
Ivy M. Shou	30,545	5.0%
Total held by 7 directors and executive officers(5)	206,002	33.8%

*
Owns less than 1%.

(1)
Business address of each beneficial owner is 1900 West Oak Circle, Marietta, Georgia 30062.

(2)
Includes options that are exercisable within 60 days of April 30, 2008 and options that will be exchanged for cash and the common stock of GMAC upon the consummation of the merger.

(3)
Includes 18,312 shares held by the Shou Family Charitable Remainder Trust and options to purchase 2,500 shares of PBI common stock that will be exchanged for cash and the common stock of GMAC upon the consummation of the merger.

(4)
Includes currently exercisable options to purchase 4,500 shares and options to purchase 7,500 shares of PBI common stock that will be exchanged for cash and the common stock of GMAC upon the consummation of the merger.

(5)
Includes options to purchase 17,000 shares of PBI common stock and only includes once the 18,312 shares of PBI common stock held by the Shou Family Charitable Remainder Trust.

Security Ownership of Certain Beneficial Owners and Officers and Directors of GMAC Following the Merger

        At any time prior to the special meeting, during a period when they are not then aware of any material nonpublic information regarding GMAC or its securities, the GMAC initial stockholders, and/or their affiliates, may enter into a written plan to purchase GMAC securities pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Further, GMAC initial stockholders, and/or their affiliates, may engage in other permissible public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders. The ownership percentages listed below do not include any such shares which may be purchased after September 29, 2008.

        The following table sets forth information regarding the beneficial ownership of GMAC common stock immediately following the merger based on the number of shares of GMAC common stock and PBI common stock outstanding as of September 29, 2008 by:

  •
  each person known by us to be the beneficial owner of more than 5% of GMAC outstanding shares of common stock after the consummation of the merger;

  •
  each person who will be a director or executive officer after the consummation of the merger; and

  •
  all of our officers and directors as a group after the consummation of the merger.

        This table is based on an exchange ratio in the merger of 12.9 shares of GMAC common stock for each share of PBI common stock or option to purchase PBI common stock outstanding and assumes that (i) no holder of shares of GMAC's common stock issued in its initial public offering converts such shares into cash, (ii) approximately 1.8 million shares are issued to PBI stockholders in the merger at closing and that 15.9 million shares of common stock will be outstanding upon consummation, (iii) 93,518 shares of GMAC common stock will be issued to holders of outstanding PBI options upon the exercise thereof in the merger, (iv) none of the shares of GMAC common stock issuable upon exercise of its outstanding warrants or warrants that are part of outstanding units are issued, other than as set forth in the footnotes to the table with respect to specific holders, and (v) for the post-earnout columns, that the maximum estimated number of 4.3 million shares of GMAC common stock are issued as part of earnout payments.

Name and Address of Beneficial Owner	Number of Shares of Common Stock		Approximate Percentage of Outstanding Common Stock
	At Closing	Post-Earnout	At Closing	Post-Earnout
Philip M. Shou(1)(2)	309,212	1,051,321	1.9%	5.2%
Gen Chu Shou(1)(2)	263,655	896,428	1.7%	4.4%
James P. Crownover(1)(3)	77,189	262,444	*	1.3%
David C. McCourt(4)(5)(6)	1,874,400	1,874,400	11.8%	9.3%
Barry S. Sternlicht(7)	32,400	32,400	*	*
Patrick Tangney(4)(6)	562,500	562,500	3.5%	2.8%
George J. Tenet(8)	32,400	32,400	*	*
Paul N. D'Addario(9)	32,400	32,400	*	*
Roger L. Werner, Jr.(10)	32,400	32,400	*	*
All directors and executive officers as a group (9 individuals)	3,216,557	4,776,693	20.3%	23.6%

*
Less than 1%.

(1)
Business address is 1900 West Oak Circle, Marietta, Georgia 30062.

(2)
Post-merger beneficial ownership includes 18,312 shares of PBI currently held by the Shou Family Charitable Remainder Trust and options to purchase 2,500 shares of PBI that will be exchanged for cash and the common stock of GMAC upon the consummation of the merger.

(3)
Post-merger beneficial ownership includes currently exercisable options to purchase 4,500 shares and options to purchase 7,500 shares of PBI that will be exchanged for cash and the common stock of GMAC upon the consummation of the merger.

(4)
Business address is 179 Stony Brook Road, Hopewell, New Jersey 08525.

(5)
Post-merger beneficial ownership includes 4,000,000 shares of GMAC common stock issuable upon exercise of warrants that become exercisable upon the date of consummation of the merger.

(6)
Shares will be subject to transfer restrictions and forfeiture provisions while retaining full voting rights pursuant to restriction agreements as further described under "The Merger Agreement—Restriction Agreements."

(7)
Business address is 591 W. Putnam Ave., Greenwich, CT 06830.

(8)
Business address is 711 Fifth Avenue, New York, NY 10022.

(9)
Business address is 11726 San Vicente Boulevard, Suite 4560, Los Angeles, CA 90049.

(10)
Business address is 10 Barnstable Lane, Greenwich, CT 06830.

PRICE RANGE OF SECURITIES AND DIVIDENDS

GMAC

        The shares of GMAC common stock, warrants and units are currently traded on the AMEX under the symbols "GHN", "GHN.WS" and "GHN.U," respectively. The closing price for each share of common stock and warrant of GMAC on April 23, 2008, the last trading day before the announcement of the execution of the original merger agreement, was $7.92 and $0.25, respectively. The closing price for the units of GMAC on April 14, 2008, the last day that the units were traded before announcement of the execution of the merger was $8.20. GMAC units commenced public trading on October 18, 2006, and common stock and warrants commenced public trading on November 27, 2006.

        The closing price per share of GMAC common stock, warrants and units as reported on the AMEX on September 29, 2008, was $8.20, $0.19 and $8.27, respectively.

        The following table sets forth, for the calendar quarter indicated, the high and low sales prices per unit, warrant and share of common stock, respectively, as reported on the AMEX. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Common Stock		Warrants		Units
Quarter Ended	High	Low	High	Low	High	Low
December 31, 2006 (from November 27, 2006)	$7.55	$7.30	$0.65	$0.50	$8.05	$7.65
March 31, 2007	$7.72	$7.36	$0.72	$0.60	$8.22	$8.00
June 30, 2007	$8.00	$7.50	$1.39	$0.65	$9.00	$8.23
September 30, 2007	$7.90	$7.65	$1.29	$0.63	$9.00	$8.25
December 31, 2007	$7.85	$7.38	$0.83	$0.50	$8.50	$8.20
March 31, 2008	$8.00	$7.66	$0.59	$0.15	$8.40	$8.05
June 30, 2008	$8.16	$7.90	$0.53	$0.14	$8.50	$8.09
September 30, 2008 (through September 29, 2008)	$8.20	$7.89	$0.44	$0.16	$8.73	$8.31

Holders

        As of the record date, we had approximately 1 holder of record of GMAC units, 11 holders of record of GMAC common stock and 1 holder of record of GMAC warrants.

Currrent Dividend Policy

        GMAC has not paid any cash dividends on its common stock to date and does not intend to pay dividends prior to the completion of the merger.

        PBI paid dividends to its holders of common stock on December 31, 2005 in an amount equal to $1,658,763, on December 31, 2006 in an amount equal to $1,271,635, and on December 31, 2007 in an amount equal to $5,186,831. PBI intends to pay a dividend to holders of its common stock prior to the completion of the merger of working capital in excess of the required minimum of $19,800,000 specified in Section 2.6 of the merger agreement. As of June 30, 2008, PBI's working capital was $23.53 million, which was $3.73 million over the required minimum working capital.

GMAC Dividend Policy Following the Merger

        The payment of dividends in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of a business combination. The payment of any dividends subsequent to the merger will be within the discretion of the then board of directors. It is expected that the board of directors of GMAC following the merger will retain all earnings, if any, for use in the business operations and, accordingly, it is not anticipated that any dividends will be declared in the foreseeable future. Any loan or credit facilities that GMAC is party to likely will limit its ability to pay dividends.

DESCRIPTION OF GMAC'S SECURITIES FOLLOWING THE MERGER

General

        GMAC's authorized capital stock following the merger will consist of 200,000,000 shares of common stock, par value $0.0001, and 5,000 shares of preferred stock, par value $0.0001. As of the record date, 14,062,500 shares of common stock are outstanding, held by 11 record holders. No shares of preferred stock are currently outstanding.

Units

        Each unit consists of one share of common stock and one warrant, which started trading separately as of the opening of trading on November 27, 2006. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $6.00 per share.

Common Stock

        GMAC's stockholders after the merger are entitled to one vote for each share held of record on all matters to be voted on by stockholders. In connection with the vote required for any business combination, all of GMAC's initial stockholders, officers and directors, have agreed to vote their respective shares of common stock issued prior to GMAC's initial public offering in accordance with the majority of the votes cast by the public stockholders. This voting arrangement shall not apply to shares included in units purchased in GMAC's initial public offering or purchased following the offering in the open market by any of GMAC's initial stockholders, officers and directors. Additionally, GMAC's initial stockholders, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of GMAC's stockholders.

        GMAC will proceed with a business combination only if: (i) the merger proposal receives the affirmative votes of (a) a majority of the shares of GMAC common stock issued in GMAC's initial public offering actually voting upon the merger and (b) a majority of the shares of GMAC common stock actually voting upon the merger proposal and (ii) public stockholders owning less than 20% of the shares sold in GMAC's initial public offering exercise their conversion rights discussed below.

        If GMAC is forced to liquidate prior to a business combination, holders of GMAC's shares of common stock purchased in its initial public offering are entitled to share ratably in the trust fund, inclusive of any interest, and any net assets remaining available for distribution to them after payment of liabilities. GMAC's initial stockholders have agreed to waive their rights to share in any distribution with respect to common stock owned by them prior to the initial public offering if GMAC is forced to liquidate.

        GMAC's stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust fund if they vote against the business combination and the business combination is approved and completed. Public stockholders who convert their stock into their share of the trust fund still have the right to exercise the warrants that they received as part of the units.

        GMAC's initial stockholders, including all of its directors and officers, held 2,812,500 shares of common stock and 4,000,000 warrants that were outstanding prior to GMAC's initial public offering and are entitled to registration rights. The holders of the majority of these shares are entitled to make up to two demands that GMAC register the resale of these shares. The holders of the majority of these shares can elect to exercise these registration rights at any time after the date on which these shares of common stock are eligible for resale. In addition, these stockholders have certain "piggy-back" registration rights on registration statements filed subsequent to the date on which these shares of common stock are eligible for resale. GMAC will bear the expenses incurred in connection with the filing of any such registration statements.

        For as long as the 2,682,900 shares of GMAC common stock that are subject to transfer restrictions and forfeiture provisions pursuant to the restriction agreements, such shares are not eligible for registration as described above.

Preferred Stock

        GMAC's certificate of incorporation authorizes the issuance of 5,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by GMAC's board of directors. Accordingly, GMAC's board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock, although the underwriting agreement prohibits GMAC, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the trust fund, or which votes as a class with the common stock on a business combination. GMAC may issue some or all of the preferred stock to effect a business combination, although GMAC will not issue any preferred stock in the acquisition of PBI. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of GMAC. Although GMAC does not currently intend to issue any shares of preferred stock, GMAC cannot assure you that it will not do so in the future.

Warrants

        GMAC currently has warrants outstanding to purchase 15,250,000 shares of GMAC common stock. Each warrant entitles the registered holder to purchase one share of GMAC's common stock at a price of $6.00 per share, subject to adjustment as discussed below, at any time commencing on the later of:

  •
  the completion of a business combination; or

  •
  October 18, 2007.

        The warrants will expire on October 18, 2010 at 5:00 p.m., New York City time. GMAC may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days' prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $11.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

        The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and GMAC.

        The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or GMAC's recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

        The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to GMAC, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

        No warrants will be exercisable and GMAC will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, GMAC has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. If GMAC does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and in no circumstances will GMAC be required to settle any such warrant exercise for cash.

        No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, GMAC will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Transfer Agent, Warrant Agent and Registrar

        The transfer agent and registrar for GMAC's securities and warrant agent for GMAC's warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

COMPARISON OF RIGHTS OF GMAC AND PBI STOCKHOLDERS

        This section describes material differences between the rights of holders of GMAC's common stock and the rights of holders of PBI capital stock. This summary is not intended to be a complete discussion of GMAC's certificate of incorporation and bylaws is guided in its entirety by reference to applicable Delaware law and the certificate of incorporation and bylaws of PBI and is qualified in its entirety by reference to the applicable document and applicable Georgia law.

        GMAC organized under the laws of the State of Delaware and PBI is organized under the laws of the State of Georgia. Therefore, any differences in the rights of holders of GMAC's capital stock and PBI's capital stock arise primarily from differences in their respective certificates of incorporation and bylaws as well as with respect to the laws of the respective state of incorporation. Upon completion of the merger, holders of PBI capital stock will become holders of GMAC's capital stock and their rights will be governed by Delaware law and GMAC's amended and restated certificate of incorporation and GMAC's bylaws. The following discussion summarizes material differences between the rights of GMAC's stockholders and PBI stockholders under the respective certificates of incorporation and bylaws of GMAC and of PBI. Copies of the governing corporate instruments are available without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under "Where You Can Find More Information."

GMAC	PBI
AUTHORIZED CAPITAL STOCK

Authorized Shares. GMAC is authorized under its certificate of incorporation to issue 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000 shares of preferred stock, par value $0.0001 per share.	Authorized Shares. PBI is authorized under its articles of incorporation to issue 2,000,000 shares of common stock, par value $0.01 per share.

Preferred Stock. GMAC's certificate of incorporation provides that shares of preferred stock, in one or more series or otherwise, may be issued by the board of directors. The board may fix voting powers, designations, and relative, participating, optional, conversion, redemption and other rights and qualifications, limitations and restrictions upon those rights. No shares of preferred stock have been issued.	Preferred Stock. PBI's articles of incorporation do not provide for the issuance of preferred stock.
CLASSIFICATION, NUMBER AND ELECTION OF DIRECTORS

The GMAC board of directors is currently divided into three classes, with each class serving a staggered three-year term. The GMAC bylaws provide that its board of directors will consist of not fewer than one nor more than fifteen directors, such number to be fixed by the board of directors from time to time.
Currently, PBI's bylaws provide that, so long as there are three or more shareholders, the board of directors will consist of no fewer than three and no more than fifteen directors; if there are only one or two directors, the number of directors may be as low as the number of shareholders. The number of directors is determined by the shareholders.

VACANCIES ON THE BOARD OF DIRECTORS AND REMOVAL OF DIRECTORS

General. Delaware law provides that any vacancy in the board of directors shall be filled as the bylaws provide or in the absence of such provision, by the board of directors or other governing body. If, at the time of filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting stock of the corporation then outstanding having the right to vote for such directors, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office.
General. Georgia law provides that any vacancy in the board of directors shall be filled as the articles of incorporation or a bylaw approved by the shareholders provide or in the absence of such provision, by the shareholders or the board of directors. If the directors remaining in office constitute fewer than a quorum of the board, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors.

Any vacancy in the GMAC board of directors, including vacancies resulting from any increase in the authorized number of directors, may be filled by a vote of the directors then in office, even if less than a quorum exists, or by the sole remaining director.
A vacancy in the PBI board of directors caused by death, resignation, retirement, disqualification or removal from office, or in case of an increase in the authorized number of directors, may be filled by a vote of the directors then in office, even if less than a quorum exists, or by the sole remaining director.
GMAC's bylaws provide that any director may be removed for cause by majority vote of the holders of the outstanding shares entitled to vote.
PBI's articles of incorporation and bylaws are silent with respect to the removal of directors. Georgia law provides that a director may be removed by the shareholders at a meeting called for the purpose of removing the director, and that shareholders may remove a director with or without cause.
COMMITTEES OF THE BOARD OF DIRECTORS

GMAC's board of directors may designate one or more committees, each committee to consist of one or more members of the board. To the extent permitted by law, any such committee shall have the powers and authority granted to it by the board of directors. GMAC currently has an audit committee and a nominating and corporate governance committee.
PBI's board of directors may designate one or more committees, each committee to consist of one or more directors. Any such committee shall have the powers and authority granted to it by the board of directors not precluded by the by-laws. PBI does not currently have any committees.

AMENDMENTS TO THE CERTIFICATE OF INCORPORATION

General. Under Delaware law, an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation's board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment (unless a higher vote is required by the corporation's certificate of incorporation).
General. Under Georgia law, an amendment to the articles of incorporation of a corporation generally requires the approval of the corporation's board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment (unless a higher vote is required by the corporation's articles of incorporation, bylaws or the board of directors).

GMAC's certificate of incorporation may be amended in accordance with the general provisions of Delaware law; provided, however, that Article Fifth of GMAC's certificate of incorporation may not be amended prior to the acquisition by GMAC, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of assets or an operating business in the telecommunications and media industries, except by board resolution approved by the unanimous vote of all shareholders entitled to vote.	PBI's articles of incorporation may be amended in accordance with the general provisions of Georgia law.
AMENDMENTS TO BYLAWS

General. Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors.
General. Under Georgia law, the board of directors may amend or repeal the bylaws and adopt new bylaws unless such power is expressly reserved by Georgia law or the articles of incorporation, or unless shareholders have passed or repealed a bylaw together with a statement that the board may not amend or repeal that bylaw.

GMAC's certificate of incorporation provides that the board of directors may make, amend or repeal the bylaws, as provided in the bylaws. GMAC's bylaws provide that the bylaws may be amended, adopted or repealed by stockholders entitled to vote for the election of directors at any regular or special meeting or by the vote of a majority of the board of directors.	PBI's bylaws provide that the bylaws may be amended or repealed, and new bylaws adopted, by the board of directors at any regular meeting or at a special meeting called for the purpose.

ABILITY TO CALL SPECIAL MEETINGS OF STOCKHOLDERS

Special meetings of the GMAC stockholders may be called for any purpose by a majority of the board of directors, the chairman of the board of directors, the chief executive officer or the president and shall be called by the president or the secretary at the written request of stockholders owning a majority of GMAC's shares that are issued, outstanding and entitled to vote.
Special meetings of the PBI stockholders may be called by the president or by a majority vote of the board of directors. A special meeting shall be called by the secretary upon the written request of the holders of not less than 25% of the outstanding shares.
NOTICE OF STOCKHOLDER ACTION

A written notice must be given prior to any meeting which shall state the place, date and time of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called and by or at whose direction the meeting is called. The written notice must be given no less than 10 nor more than 60 days before the date of the meeting.
Pursuant to PBI's bylaws, annual meetings of the stockholders shall be held each year for the election of directors and the transaction of such other business as may properly come before the meeting. A written notice must be given prior to any meeting which shall state the time and place (and, for a special meeting, the objective of the meeting). The written notice must be given no less than 10 nor more than 50 days before the date of the meeting.
INDEMNIFICATION OF DIRECTORS AND OFFICERS

General. Under Delaware law, a corporation may generally indemnify any person who was made a party to a proceeding due to his or her service at the request of the corporation (other than an action by or in the right of the corporation) for actions taken in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation; and with respect to any criminal proceeding, if such person had no reasonable cause to believe that his/her conduct was unlawful.
General. Under Georgia law, a corporation may generally indemnify a director who was made a party to a proceeding due to his or her service as a director of the corporation (other than an action by or in the right of the corporation, or actions with respect to conduct for which the director was adjudged liable for improper receipt of a personal benefit) for actions taken in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation; and with respect to any criminal proceeding, if such person had no reasonable cause to believe that his/her conduct was unlawful. A corporation must indemnify a director who was wholly successful in defending a proceeding against reasonable expenses. A corporation may indemnify officers, agents and employees to the same extent as directors and to such further extent specified by the articles of incorporation, the bylaws or the board of directors, except for liability arising out of conduct that amounts to appropriation of a business opportunity, intentional misconduct, knowing violations of law or receipt of an improper personal benefit.

In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.
In addition, Georgia law provides that a corporation may advance to a director or officer funds to pay expenses incurred in defending any action if he or she delivers a written affirmation of his or her good faith belief that the applicable standard of conduct has been met and an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

GMAC's certificate of incorporation provides that GMAC shall indemnify, to the fullest extent authorized by the Delaware General Corporation Law, each person who was or is a party to, or is threatened to be made a party to, or is involved in, any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of GMAC or served at GMAC's request as a director, officer, employee or agent of another entity, whether or not the basis of the proceeding is alleged action in an official capacity, against expense, liability and loss (including attorneys' fees, judgments, fines, taxes, penalties and amounts paid in settlement). This right of indemnification, however, is not available in connection with proceedings initiated by the indemnified director or officer unless the proceeding has been authorized by the board of directors.
PBI's articles of incorporation provide that PBI will indemnify current and former directors, officers and those who served as officers, directors, partners, joint venturers or trustees of another corporation at the request of PBI in accordance with Georgia law. As a condition of indemnification, PBI may require that it be permitted to participate in the defense of any action. A determination that an officer or director meets the applicable standard of conduct must be made: (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (ii) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by stockholders.

GMAC's certificate of incorporation further provides that current and former directors and officers have a right to receive payment of expenses in connection with a proceeding so long as the director or officer undertakes to repay advanced amounts if it is ultimately determined that the director or officer is not entitled to indemnification.
PBI's articles of incorporation provide that current and former directors and officers have a right to receive payment of expenses in connection with a proceeding, subject to authorization by the board of directors and upon receipt of the affidavit and undertaking mentioned above.

GMAC's certificate of incorporation provides that no director of GMAC shall be personally liable to GMAC or to any stockholder for monetary damages for breach of fiduciary duty as a director. However, liability of a director shall not be limited (i) for any breach of the director's duty of loyalty to GMAC or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
PBI's articles of incorporation provides that no director of PBI shall have personal liability for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not limit or eliminate the liability of a director (i) for any appropriation of any business opportunity, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of laws, (iii) under Section 14-2-832 of the Georgia Business

(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director or officer derived an improper personal benefit.	Corporation Code or (iv) for any transaction from which such director derived an improper personal benefit.

GMAC's certificate of incorporation further provides that GMAC, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, shall indemnify all persons whom it may indemnify pursuant thereto.
PBI's bylaws further provide that PBI shall indemnify each person who is or was a director, officer, employee or agent of PBI, or is or was serving at the request of PBI as the director, officer, employee or agent of another entity, to the fullest extent permitted by Sections 14-2-156(a), (b) and (c) of the Georgia Business Corporation Code.

STOCKHOLDER PROPOSALS

        If GMAC does not complete a business combination on or prior to October 23, 2008, GMAC will be dissolved pursuant to Section 275 of the Delaware General Corporation Law. Please see "Information About GMAC—Liquidation if No Business Combination." Stockholders that wish to submit a proposal for inclusion in GMAC's 2009 annual proxy statement should submit their proposal no later than January 5, 2009.

LEGAL MATTERS

        Debevoise & Plimpton LLP, New York, New York will pass upon the validity of the common stock issued in connection with the merger.

EXPERTS

        The financial statements of GMAC, a development stage company, as of December 31, 2007 and 2006, and for the year ended December 31, 2007 and the periods from July 10, 2006 (date of inception) through December 31, 2006 and July 10, 2006 (date of inception) through December 31, 2007, and management's report on the effectiveness of internal control over financial reporting included in this proxy statement/prospectus, have been audited by Pressman Ciocca Smith LLP, independent registered public accounting firm, to the extent and for the periods set forth in their reports dated March 17, 2008, included herein, and are included in reliance upon such reports given upon authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of PBI as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, included in this proxy statement/prospectus, have been audited by Pressman Ciocca Smith LLP, independent registered public accounting firm, as set forth in their report dated April 18, 2008, except for Note B, as to which the date is July 14, 2008, included herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        GMAC files reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended.

        You may read and copy reports, proxy statements and other information filed by GMAC with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549.

        You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

        GMAC files its reports, proxy statements and other information electronically with the SEC. You may access information on GMAC at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov. In addition, you may obtain copies of such filings free of charge directly from GMAC's website at www.granahanmccourt.com/gmac.html or upon request to P.O. Box AQ, Princeton, New Jersey 08525, Attention: Ellyn M. Ito or by telephone to (609) 333-1200.

        Information and statements contained in this document, or any annex to this document, are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this document.

        All information contained in this document relating to GMAC has been supplied by GMAC, and all such information relating to PBI has been supplied by PBI. Information provided by PBI or GMAC does not constitute any representation, estimate or projection of the other.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Index of Financial Statements

Pro Brand International, Inc.
and Subsidiary

Index of Financial Statements

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Balance Sheets

	June 30, 2008	December 31, 2007*
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$132,197	$306,180
Cash and cash equivalents in trust account	93,023,040	91,862,529
Accrued interest receivable in trust account	121,216	233,371
Accrued interest receivable—other	177	1,381
Prepaid expenses	114,772	100,650
Prepaid taxes	108,000	91,000

Total current assets	93,499,402	92,595,111
Property and equipment, net	4,316	5,755
Deferred acquisition costs	1,470,010	—
Deferred tax asset, net	1,182,600	741,600

TOTAL ASSETS	$96,156,328	$93,342,466

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,670,773	$312,038
Franchise tax payable	16,169	103,949
Notes Payable to stockholder	1,350,000	—
Deferred underwriting fees	3,600,000	3,600,000

Total current liabilities	6,636,942	4,015,987
Common stock, subject to possible conversion, 2,249,999 shares at conversion value	18,634,330	18,405,423
Commitments and contingencies
Stockholders' equity
Preferred Stock, $0.0001 par value; authorized, 5,000 shares; no shares issued or outstanding	—	—
Common Stock, $0.0001 par value, authorized, 100,000,000 shares, 14,062,500 shares issued and outstanding as of June 30, 2008 and as of December 31, 2007 (which includes 2,249,999 shares subject to possible conversion)	1,406	1,406
Additional paid-in capital	68,359,018	68,587,925
Retained earnings accumulated during the development stage	2,524,632	2,331,725

Total stockholders' equity	70,885,056	70,921,056

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$96,156,328	$93,342,466

*
Derived from audited financial statements

See accompanying notes

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Statements of Operations

(unaudited)

	For the six months ended June 30, 2008	For the six months ended June 30, 2007	July 10, 2006 (date of inception) to June 30, 2008
Interest income	$1,050,268	$1,590,839	$4,823,143
General and administrative expenses	1,315,361	761,107	3,309,111

Income (loss) before income taxes	(265,093)	829,732	1,514,032
Income tax (benefit)	(458,000)	(198,000)	(1,010,600)

Net income	192,907	1,027,732	2,524,632
Accretion of trust account relating to common stock subject to possible conversion	(228,907)	(284,432)	(904,338)

Net income (loss) attributable to common stockholders	$(36,000)	$743,300	$1,620,294

Weighted-average common shares outstanding subject to possible conversion	2,249,999	2,249,999	1,922,329

Basic and diluted net income per share subject to possible conversion	$0.10	$0.13	$0.47

Weighted-average number of shares outstanding—basic and diluted	11,812,501	11,847,463	10,612,410

Basic and diluted net income (loss) per share	$(0.00)	$0.06	$0.15

See accompanying notes

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Statements of Stockholders' Equity

				Retained Earnings Accumulated During the Development Stage
	Common Stock
			Additional Paid-in capital		Total Stockholders' Equity
	Shares	Amount
July 10, 2006 (Inception) to June 30, 2008
Issuance of common stock to initial stockholders	3,234,375	$323	$1,677	$—	$2,000
Issuance of warrants in private placement	—	—	4,000,000	—	4,000,000
Sale of 11,250,000 units, net of underwriters' discount and offering expenses	11,250,000	1,125	82,991,890	—	82,993,015
Net proceeds subject to possible conversion of 2,249,999 shares	—	—	(17,729,992)	—	(17,729,992)
Repurchase of 421,875 shares of common stock from initial stockholders	(421,875)	(42)	(219)		(261)
Accretion of trust fund relating to common stock subject to possible conversion	—	—	(675,431)	—	(675,431)
Net income for the period July 10, 2006 (inception) to December 31, 2007	—	—	—	2,331,725	2,331,725

Balance, December 31, 2007	14,062,500	$1,406	$68,587,925	$2,331,725	$70,921,056
Accretion of trust fund relating to common stock subject to possible conversion			(228,907)		(228,907)
Net loss for the period ended June 30, 2008	—	—	—	192,907	192,907

Balance, June 30, 2008 (unaudited)	14,062,500	$1,406	$68,359,018	$2,524,632	$70,885,056

See accompanying notes

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Statements of Cash Flows

(unaudited)

	For the six months ended June 30, 2008	For the six months ended June 30, 2007	July 10, 2006 (date of inception) to June 30, 2008
Cash flows from operating activities:
Net income	$192,907	$1,027,732	$2,524,632
Adjustments to reconcile net income to net cash (used in) operating activities:
Depreciation	1,439	946	4,316
Interest earned on cash held in trust	(1,048,356)	(1,419,016)	(4,774,256)
Deferred tax	(441,000)	(290,000)	(1,182,600)
Changes in operating assets and liabilities:
Accrued interest receivable-other	1,204	1,738	(177)
Prepaid expenses	(14,122)	11,987	(114,772)
Prepaid taxes	(17,000)	(58,000)	(108,000)
Accounts payable and accrued expenses	(111,275)	146,321	200,763
Franchise tax payable	(87,780)	(26,781)	16,169

Net cash (used in) operating activities	(1,523,983)	(605,073)	(3,433,925)

Cash flows from investing activities:
Cash and cash equivalents deposited in trust account	—	—	(88,650,000)
Cash withdrawn from trust for income tax payment	—	—	280,000
Purchase of property and equipment	—	(5,674)	(8,632)

Net cash (used in) investing activities	—	(5,674)	(88,378,632)
Cash flows from financing activities:
Proceeds from offering, net	—	—	86,593,015
Proceeds from notes payable to stockholder	1,350,000	—	1,568,000
Repayment of note payable to stockholder	—	—	(218,000)
Proceeds from issuance of common stock to initial stockholders	—	—	2,000
Repurchase of common stock from initial stockholders	—	(261)	(261)
Proceeds from issuance of warrants	—	—	4,000,000

Net cash provided by (used in) financing activities	1,350,000	(261)	91,944,754

Net increase (decrease) in cash and cash equivalents	(173,983)	(611,008)	132,197
Cash and cash equivalents, beginning	306,180	1,662,056	—

Cash and cash equivalents, ending	$132,197	$1,051,048	$132,197

Supplemental disclosure of taxes paid and non-cash investing and financing transactions
Cash paid for income taxes	$—	$150,000	$280,000
Accrual of deferred underwriting fees	—	—	3,600,000
Accretion of trust fund relating to common stock subject to possible conversion	228,907	284,431	904,338
Accrual of deferred acquisition costs	1,470,010	—	—

See accompanying notes

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements

(unaudited)

Note A—Organization and Business Operations

        Granahan McCourt Acquisition Corporation (the "Company") was incorporated in Delaware on July 10, 2006 as a blank check company for the purpose of acquiring, or acquiring control of, one or more assets or operating businesses in the telecommunications and media industries through a merger, capital stock exchange, asset or stock acquisition or other similar business transaction. As of June 30, 2008, the Company had not commenced any operations. All activity through June 30, 2008 relates to the Company's formation, the sale of shares of common stock in a private placement, the initial public offering (the "Offering") described below, and efforts to identify an acquisition target. The Company has selected December 31 as its fiscal year end.

        The registration statement for the Company's initial public offering was declared effective on October 18, 2006. The Company consummated the Offering of 11,250,000 Units (as defined in Note C) on October 24, 2006 for net proceeds of approximately $83 million. On October 24, 2006, the Company consummated a private placement of 4 million warrants for an aggregate purchase price of $4 million.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering and the private placement, although substantially all of the net proceeds of the Offering and the private placement are intended to be generally applied toward consummating a business combination. Furthermore, there is no assurance that the Company will be able to successfully effect a business combination. Upon the closing of the private placement and the Offering, $88.65 million (including $3.6 million of underwriters' fees which have been deferred by the underwriters as described in Note C) was placed in a trust account ("Trust Account") and will continue to be invested in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of the company's first business combination in which the fair market value of the assets or operating businesses acquired is at least 80% of our net assets (excluding the amount held in the Trust Account representing a portion of the underwriters' discount) at the time of the acquisition and (ii) liquidation of the Company. The remaining proceeds may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

        The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that 20% or more of the outstanding stock (excluding, for this purpose, those shares of common stock issued prior to the Offering) vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. Accordingly, public stockholders holding 19.99% of the aggregate number of shares owned by all public stockholders may seek conversion of their shares in the event of a business combination. Such public stockholders are entitled to receive their per-share interest in the Trust Account computed without regard to the shares held by initial stockholders.

        In the event that the Company does not consummate a business combination within 18 months from the date of the consummation of the Offering (April 24, 2008), or 24 months from the consummation of the Offering (October 24, 2008) if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Company's public stockholders, excluding

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

(unaudited)

Note A—Organization and Business Operations (Continued)

the existing stockholders to the extent of their initial stock holdings. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units sold in the Offering discussed in Note C).

        The Company's Fourth Amended and Restated Certificate of Incorporation provides for liquidation of the Company in the event that the Company does not consummate a business combination within 18 months after the date of the consummation of the Offering (April 24, 2008), or within 24 months after the consummation of the Offering (October 24, 2008) if certain extension criteria have been satisfied. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units sold in the Offering discussed in Note C).

        On April 24, 2008, we announced that we had met the condition under our Fourth Amended and Restated Certificate of Incorporation that permits us until October 24, 2008 to complete an appropriate acquisition meeting the criteria set forth therein. We entered into an Agreement and Plan of Merger ("Merger Agreement"), dated as of April 24, 2008, with Satellite Merger Corp., a Georgia corporation and our wholly-owned subsidiary ("Merger Sub"), Pro Brand International, Inc., a Georgia corporation ("PBI") and certain equity holders of PBI (collectively, "Sellers"). Pursuant to the Merger Agreement, Merger Sub will be merged with and into PBI, with PBI continuing as the surviving corporation and as our wholly-owned subsidiary.

Note B—Summary of Significant Accounting Policies

Interim Financial Statements

        The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and should be read in conjunction with the Company's audited financial statements and footnotes thereto for the period from inception (July 10, 2006) to December 31, 2007 included in the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management necessary for a fair presentation of the Company's financial position, results of operations and cash flows. The operating results for the six months from January 1, 2008 to June 30, 2008 are not indicative of the results to be expected for any other interim period of any future year.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

(unaudited)

Note B—Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company considers all marketable debt securities with original maturities of three months or less to be cash equivalents.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

        Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected when realized.

Recently Issued Accounting Standards

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes" FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the accompanying financial statements since we have not identified any uncertain tax positions as defined by FIN 48.

        We recognize interest and penalties related to uncertain tax positions in income tax expense. The tax years 2007 and 2006 remain open to examination by the major taxing jurisdictions to which we are subject.

        Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Note C—Offering

        In the Offering, the Company sold to the public 11,250,000 units ("Units"). The underwriters were paid fees equal to 3% of the gross proceeds of the Offering, or $2,700,000, at the closing of the Offering and have agreed to defer an additional $3,600,000 of their underwriting fees until the consummation of a business combination. Upon the consummation of a business combination, the Company will pay such deferred fees out of the proceeds of the Offering held in the Trust Account. The underwriters will not be entitled to any interest accrued on the deferred fees. The underwriters have agreed to forfeit any rights to, or claims against, such proceeds if the Company does not successfully complete a business combination.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

(unaudited)

Note C—Offering (Continued)

        Each Unit consists of one share of the Company's common stock, $0.0001 par value, and one redeemable common stock purchase warrant (each a "Warrant"). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) the completion of a business combination with a target business and (b) October 18, 2007. The Warrants will expire on October 18, 2010. No Warrant may be exercised unless, at the time of exercise, a post effective amendment to the registration statement, or a new registration statement, is effective that includes a current prospectus relating to the common stock issuable upon exercise of the Warrant and the common stock underlying the Warrant has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrant. The Company is not required to net-cash settle any Warrant if it is unable to maintain a current prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending three business days prior to the date on which notice of redemption is given. The Company does not need the consent of the underwriters in order to redeem the outstanding Warrants.

        Mr. David C. McCourt purchased from the Company in a private placement 4,000,000 Warrants, at a purchase price of $1.00 per Warrant, for an aggregate purchase price of $4,000,000. The $4,000,000 proceeds from the private placement were placed in the Trust Account and are part of the liquidating distribution to the public stockholders in the event of a liquidation prior to a business combination. The Warrants sold in the private placement can be exercised on a cashless basis. The Warrants sold in the private placement have terms and provisions that are otherwise identical to those of the Warrants being sold in the Offering but the Warrants issued in connection with the private placement will not be transferable by Mr. McCourt until after the consummation of the initial business combination, except that Mr. McCourt is permitted to transfer the Warrants sold in the private placement in certain limited circumstances, such as by will in the event of his death or to other of the Company's officers and directors. However, the transferees receiving such Warrants will be subject to the same transfer restrictions imposed on Mr. McCourt. In the event of liquidation prior to a business combination, the Warrants sold in the private placement will be worthless.

        Since the underwriters' over-allotment option was not exercised, on January 16, 2007 the Company repurchased 421,875 shares of common stock from David C. McCourt, the President, Chief Executive Officer and Chairman of the Company, at a total aggregate cost of $261.

Note D—Notes Payable to Stockholder

        On March 14, 2008, Mr. McCourt loaned $250,000 to the Company in exchange for a demand note from the Company in such amount. The principal balance of this note is payable on the earlier of (a) one business day following Mr. McCourt's written demand for payment and (b) upon consummation of a business combination. The demand note bears no interest and has no recourse against the funds in the trust account.

        On May 5, 2008, David C. McCourt loaned the Company $500,000 in exchange for a demand note from the Company in such amount. The principal balance of this note is payable on the earlier of

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

(unaudited)

Note D—Notes Payable to Stockholder (Continued)

(a) one business day following Mr. McCourt's written demand for such payment, (b) consummation of a business combination and (c) liquidation of the trust fund pursuant to our fourth amended and restated certificate of incorporation. The demand note bears no interest and has no recourse against the funds in the trust account.

        On June 10, 2008, David C. McCourt loaned the Company $600,000 in exchange for a demand note from the Company in such amount. The principal balance of this note is payable on the earlier of (a) one business day following Mr. McCourt's written demand for such payment, (b) consummation of a business combination and (c) liquidation of the trust fund pursuant to our fourth amended and restated certificate of incorporation. The demand note bears no interest and has no recourse against the funds in the trust account.

Note E—Commitments

        Pursuant to an administrative services agreement, commencing on October 18, 2006, the effective date of the registration statement for the Offering (See Note C), through the earlier of the consummation of a business combination or the liquidation of the Company, the Company pays a fee of $10,000 per month to an affiliate of Mr. McCourt for certain administrative services, including office space, utilities and secretarial support.

        In connection with the Offering, the Company has committed to pay a fee equal to 7% of the gross Offering proceeds to the underwriters, of which 4% ($3,600,000) is to be deferred until the consummation of an initial business combination.

Note F—Common Stock

        On October 24, 2006, the Company affected a 0.72 to 1 reverse stock split of its common stock. Following this reverse stock split, and prior to the Offering, there were 3,234,375 shares of common stock outstanding. All references in the accompanying financial statements to the number of shares of common stock and loss per share have been retroactively restated to reflect the reverse stock split.

Note G—Preferred Stock

        The Company is authorized to issue 5,000 shares of blank check preferred stock with such designation, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Management's Report on Internal Control over Financial Reporting

        Management of Granahan McCourt Acquisition Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's chief executive and chief financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with the U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes policies and procedures that:

          (i)    pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

          (ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and

          (iii)  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As of December 31, 2007, management assessed the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by Pressman, Ciocca, Smith LLP an independent registered public accounting firm, as stated in their report appearing on page F-12.

March 17, 2008

/s/ DAVID C. MCCOURT Name: David C. McCourt Title: Principal Executive Officer	/s/ BARAK BAR-COHEN Name: Barak Bar-Cohen Title: Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Stockholders
Granahan McCourt Acquisition Corporation

        We have audited the accompanying balance sheets of Granahan McCourt Acquisition Corporation (a development stage company) (the "Company") as of December 31, 2007 and 2006 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2007 and for the periods from July 10, 2006 (inception) through December 31, 2006 and July 10, 2006 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granahan McCourt Acquisition Corporation as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007 and for the periods from July 10, 2006 (inception) through December 31, 2006 and July 10, 2006 (inception) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, in the event the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 17, 2008, expressed an unqualified opinion thereon.

/s/ Pressman Ciocca Smith LLP
Huntingdon Valley, Pennsylvania
March 17, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Granahan McCourt Acquisition Corporation

        We have audited Granahan McCourt Acquisition Corporation's internal control over financial reporting as of December, 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Granahan McCourt Acquisition Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Granahan McCourt Acquisition Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of operations, stockholders' equity and cash flows of Granahan McCourt Acquisition Corporation, and our report dated March 17, 2008 expressed an unqualified opinion.

/s/ Pressman Ciocca Smith LLP
Huntingdon Valley, Pennsylvania
March 17, 2008

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Balance Sheets

	December 31, 2007	December 31, 2006
ASSETS
Current Assets
Cash and cash equivalents	$306,180	$1,662,056
Cash and cash equivalents in trust account	91,862,529	88,909,820
Accrued interest receivable in trust account	233,371	260,294
Accrued interest receivable—other	1,381	4,622
Prepaid expenses	100,650	202,311
Prepaid taxes	91,000	21,000

Total current assets	92,595,111	91,060,103
Property and equipment, net of accumulated depreciation of $2,877	5,755	—
Deferred tax asset, net	741,600	86,600

TOTAL ASSETS	$93,342,466	$91,146,703

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$312,038	$59,728
Franchise tax payable	103,949	75,659
Deferred underwriting fees	3,600,000	3,600,000

Total current liabilities	4,015,987	3,735,387
Common stock, subject to possible conversion, 2,249,999 shares at conversion value	18,405,423	17,834,249
Commitments and contingencies
Stockholders' equity
Preferred Stock, $0.0001 par value; authorized, 5,000 shares; no shares issued or outstanding	—	—
Common Stock, $0.0001 par value, authorized, 100,000,000 shares, 14,062,500 shares issued and outstanding as of December 31, 2007 and 14,484,375 shares issued and outstanding as of December 31, 2006 (which includes 2,249,999 shares subject to possible conversion)	1,406	1,448
Additional paid-in capital	68,587,925	69,159,318
Retained earnings accumulated during the development stage	2,331,725	416,301

Total stockholders' equity	70,921,056	69,577,067

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$93,342,466	$91,146,703

See accompanying notes.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Statements of Operations

	For the year ended December 31, 2007	July 10, 2006 (date of inception) to December 31, 2006	July 10, 2006 (date of inception) to December 31, 2007
Interest income	$3,185,656	$587,219	$3,772,875
General and administrative expenses	1,770,232	223,518	1,993,750

Income before income taxes	1,415,424	363,701	1,779,125
Income tax (benefit)	(500,000)	(52,600)	(552,600)

Net income	1,915,424	416,301	2,331,725
Accretion of trust account relating to common stock subject to possible conversion	(571,174)	(104,257)	(675,431)

Net income attributable to common stockholders	$1,344,250	$312,044	$1,656,294

Weighted-average common shares outstanding subject to possible conversion	2,249,999	892,241	1,811,688

Basic and diluted net income per share subject to possible conversion	$0.25	$0.12	$0.37

Weighted-average number of shares outstanding—basic and diluted	11,829,838	6,803,341	10,207,184

Basic and diluted net income per share	$0.11	$0.05	$0.16

See accompanying notes.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Statements of Stockholders' Equity

				Retained Earnings Accumulated During the Development Stage
	Common Stock
			Additional Paid-in Capital		Total Stockholders' Equity
	Shares	Amount
July 10, 2006 (Inception) to December 31, 2007
Issuance of common stock to initial stockholders	3,234,375	$323	$1,677	$—	$2,000
Issuance of warrants in private placement	—	—	4,000,000	—	4,000,000
Sale of 11,250,000 units, net of underwriters' discount and offering expenses	11,250,000	1,125	82,991,890	—	82,993,015
Net proceeds subject to possible conversion of 2,249,999 shares	—	—	(17,729,992)	—	(17,729,992)
Accretion of trust fund relating to common stock subject to possible conversion	—	—	(104,257)	—	(104,257)
Net income for the period July 10, 2006 (inception) to December 31, 2006	—	—	—	416,301	416,301

Balance, December 31, 2006	14,484,375	$1,448	$69,159,318	$416,301	$69,577,067
Repurchase of 421,875 shares of common stock from initial stockholders	(421,875)	(42)	(219)	—	(261)
Accretion of trust fund relating to common stock subject to possible conversion	—	—	(571,174)	—	(571,174)
Net income for the year ended December 31, 2007	—	—	—	1,915,424	1,915,424

Balance, December 31, 2007	14,062,500	$1,406	$68,587,925	$2,331,725	$70,921,056

See accompanying notes.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Statements of Cash Flows

	For the year ended December 31, 2007	July 10, 2006 (date of inception) to December 31, 2006	July 10, 2006 (date of inception) to December 31, 2007
Cash flows from operating activities:
Net income	$1,915,424	$416,301	$2,331,725
Adjustments to reconcile net income to net cash (used in) operating activities:
Depreciation	2,877	—	2,877
Interest earned on cash held in trust	(3,150,786)	(575,114)	(3,725,900)
Deferred tax	(655,000)	(86,600)	(741,600)
Changes in operating assets and liabilities:
Accrued interest receivable-other	3,241	(4,622)	(1,381)
Prepaid expenses	101,661	(202,311)	(100,650)
Prepaid taxes	(70,000)	(21,000)	(91,000)
Accounts payable and accrued expenses	252,310	59,728	312,038
Franchise tax payable	28,290	75,659	103,949

Net cash (used in) operating activities	(1,571,983)	(337,959)	(1,909,942)

Cash flows from investing activities:
Cash and cash equivalents deposited in trust account	—	(88,650,000)	(88,650,000)
Cash withdrawn from trust for income tax payment	225,000	55,000	280,000
Purchase of property and equipment	(8,632)	—	(8,632)

Net cash provided by (used in) investing activities	216,368	(88,595,000)	(88,378,632)
Cash flows from financing activities:
Proceeds from offering, net	—	86,593,015	86,593,015
Proceeds from note payable to stockholder	—	218,000	218,000
Repayment of note payable to stockholder	—	(218,000)	(218,000)
Proceeds from issuance of common stock to initial stockholders	—	2,000	2,000
Repurchase of common stock from initial stockholders	(261)	—	(261)
Proceeds from issuance of warrants	—	4,000,000	4,000,000

Net cash provided by (used in) financing activities	(261)	90,595,015	90,594,754

Net increase (decrease) in cash and cash equivalents	(1,355,876)	1,662,056	306,180
Cash and cash equivalents, beginning	1,662,056	—	—

Cash and cash equivalents, ending	$306,180	$1,662,056	$306,180

Supplemental disclosure of taxes paid and non-cash investing and financing transactions
Cash paid for income taxes	$225,000	$55,000	$280,000
Accrual of deferred underwriting fees	—	3,600,000	3,600,000
Accretion of trust fund relating to common stock subject to possible conversion	571,174	104,257	675,431

See accompanying notes.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements

Note A—Organization and Business Operations

        Granahan McCourt Acquisition Corporation (the "Company") was incorporated in Delaware on July 10, 2006 as a blank check company for the purpose of acquiring, or acquiring control of, one or more assets or operating businesses in the telecommunications and media industries through a merger, capital stock exchange, asset or stock acquisition or other similar business transaction ("Business Combination"). As of December 31, 2007, the Company had not commenced any operations. All activity through December 31, 2007 relates to the Company's formation, the sale of shares of common stock in a private placement, and the initial public offering (the "Offering") described below. The Company has selected December 31 as its fiscal year end.

        The registration statement for the Company's initial public offering was declared effective on October 18, 2006. The Company consummated the Offering of 11,250,000 Units (as defined in Note C) on October 24, 2006 for net proceeds of approximately $83 million. On October 24, 2006, the Company consummated a private placement of 4 million warrants (the "Private Placement") for an aggregate purchase price of $4 million.

        The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering and the Private Placement, although substantially all of the net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Private Placement and the Offering, $88.65 million (including $3.6 million of underwriters' fees which have been deferred by the underwriters as described in Note C) was placed in a trust account ("Trust Account") and invested in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination in which the fair market value of the assets or operating businesses acquired is at least 80% of the balance in the Trust Account (excluding deferred underwriters' discount) and (ii) liquidation of the Company. The remaining proceeds may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

        The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for stockholder approval. In the event that 20% or more of the outstanding stock (excluding, for this purpose, those shares of common stock issued prior to the Offering) vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. Accordingly, Public Stockholders holding 19.99% of the aggregate number of shares owned by all Public Stockholders may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by initial stockholders. In this respect, $18,405,423 (including accretion of $675,431) has been classified as common stock subject to possible conversion at December 31, 2007. Public Stockholders who convert their stock into an allocable share of the Trust Account will still have the right to exercise the warrants that they received as part of the Units and still hold.

        In the event that the Company does not consummate a Business Combination within 18 months from the date of the consummation of the Offering, or 24 months from the consummation of the Offering if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note A—Organization and Business Operations (Continued)

distributed to the Company's public stockholders, excluding the initial stockholders to the extent of their initial stock holdings. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note C).

        The accompanying financial statements have been prepared assuming that Granahan McCourt Acquisition Corp. will continue as a going concern. The Company's Certificate of Incorporation provides for mandatory liquidation of the Company in the event that the Company does not consummate a business combination within 18 months from the date of consummation of the Public Offering, or 24 months from the consummation of the Public Offering if certain extension criteria have been satisfied. The Initial Stockholders have agreed to waive their rights to participate in any liquidation distribution occurring upon its failure to consummate a business combination with respect to those shares of common stock acquired by them prior to the Public Offering and with respect to the warrants purchased in the private placement. In addition, the underwriters have agreed to waive their rights to the $3,600,000 of contingent compensation deposited in the trust account for their benefit. Accordingly, in the event of liquidation, the public stockholders will receive $7.88 per share plus interest (net of taxes payable and that portion of the earned interest previously released to the Company). The Company will pay the costs of liquidation and dissolution from remaining assets outside of the trust account. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note B—Summary of Significant Accounting Policies

Concentration of Credit Risk

        The Company maintains cash balances at a financial institution. Accounts at this institution are insured up to $100,000. The Company maintains cash balances in excess of the insured amount.

Cash and Cash Equivalents

        The Company considers all marketable debt securities with original maturities of three months or less to be cash equivalents.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives using the straight-line method. Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note B—Summary of Significant Accounting Policies (Continued)

Income Taxes

        Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected when realized.

Recently Issued Accounting Standards

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an Interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax positions recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the accompanying financial statements since we have not identified any uncertain tax positions as defined by FIN 48.

        We recognize interest and penalties related to uncertain tax positions in income tax expense. The tax years 2007 and 2006 remain open to examination by the major taxing jurisdictions to which we are subject.

        In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's financial position and results of operations.

        In February 2007, the FASB issued SFAS No.159 "The Fair Value Option for Financial Assets and Financial Liabilities" which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the first quarter of 2008. The Company is currently evaluating the impact of SFAS 159.

        In December of 2007, FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS 141 (R)"). SFAS 141 (R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also requires the recognition of assets acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair market value, and the expensing of acquisition-related costs as incurred. SFAS 141(R) is effective for the fiscal years beginning after December 15, 2008. The Company is not currently able to estimate the impact of the adoption of SFAS 141(R) on the results of operations if the Company completes acquisition subsequent to its adoption.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("FAS 160"). SFAS 160 requires ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note B—Summary of Significant Accounting Policies (Continued)

income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners. It is effective for the fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS to have a material impact on its financial condition or results of operations.

        Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Reclassification

        Certain 2006 amounts have been reclassified to conform with the 2007 presentation.

Note C—Offering

        In the Offering, effective October 24, 2006, the Company sold to the public 11,250,000 units ("Units"). The underwriters were paid fees equal to 3% of the gross proceeds of the Offering, or $2,700,000, at the closing of the Offering and have agreed to defer an additional $3,600,000 of their underwriting fees until the consummation of a business combination. Upon the consummation of a business combination, the Company will pay such deferred fees out of the proceeds of the Offering held in the Trust Account. The underwriters will not be entitled to any interest accrued on the deferred fees. The underwriters have agreed to forfeit any rights to, or claims against, such proceeds if the Company does not successfully complete a business combination.

        Each Unit consists of one share of the Company's common stock, $0.0001 par value, and one redeemable common stock purchase warrant (each a "Warrant"). Each Warrant will entitle the holder to purchase from the Company one share of common stock at an exercise price of $6.00 commencing on the later of (a) the completion of a business combination with a target business and (b) October 18, 2007. The Warrants will expire on October 18, 2010. No Warrant may be exercised unless, at the time of exercise, a post effective amendment to the registration statement, or a new registration statement, is effective that includes a current prospectus relating to the common stock issuable upon exercise of the Warrant and the common stock underlying the Warrant has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrant. The Company is not required to net-cash settle any Warrant if it is unable to maintain a current prospectus. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending three business days prior to the date on which notice of redemption is given. The Company does not need the consent of the underwriters in order to redeem the outstanding Warrants.

        Mr. David C. McCourt purchased from the Company in a private placement 4,000,000 Warrants, at a purchase price of $1.00 per Warrant, for an aggregate purchase price of $4,000,000. The $4,000,000 proceeds from the private placement were placed in the Trust Account and are part of the liquidating distribution to the public stockholders in the event of a liquidation prior to a business combination.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note C—Offering (Continued)

The Warrants sold in the private placement can be exercised on a cashless basis. The Warrants sold in the private placement have terms and provisions that are otherwise identical to those of the Warrants being sold in the Offering but the Warrants issued in connection with the private placement will not be transferable by Mr. McCourt until after the consummation of the initial business combination, except that Mr. McCourt is permitted to transfer the Warrants sold in the private placement in certain limited circumstances, such as by will in the event of his death or to other of the Company's officers and directors. However, the transferees receiving such Warrants will be subject to the same transfer restrictions imposed on Mr. McCourt. In the event of liquidation prior to a business combination, the Warrants sold in the private placement will be worthless.

        Since the underwriters' over-allotment option was not exercised, on January 16, 2007 the Company repurchased 421,875 shares of common stock from David C. McCourt, the President, Chief Executive Officer and Chairman of the Company, at a total aggregate cost of $261.

Note D—Note Payable to Stockholder

        The Company issued a $218,000 unsecured promissory note to one stockholder, David C. McCourt, on July 17, 2006. The note was non-interest bearing and was payable on the earlier of July 17, 2007 and the consummation of the Company's Offering. In conjunction with the close of the Offering on October 24, 2006, the Company repaid the note.

Note E—Commitments

        Pursuant to an administrative services agreement, commencing on October 18, 2006, the effective date of the registration statement for the Offering (See Note C), through the earlier of the consummation of a business combination or the liquidation of the Company, the Company pays a fee of $10,000 per month to an affiliate of Mr. McCourt for certain administrative services, including office space, utilities and secretarial support.

        In connection with the Offering, the Company has committed to pay a 7% fee of the gross offering proceeds to the underwriters, of which 4% ($3,600,000) of the total gross Offering amount is to be deferred until the consummation of an initial business combination.

Note F—Common Stock

        On October 24, 2006, the Company effected a 0.72 to 1 reverse stock split of its common stock. Following this reverse stock split, and prior to the Offering, there were 3,234,375 shares of common stock outstanding. All references in the accompanying financial statements to the number of shares of common stock and loss per share have been retroactively restated to reflect the reverse stock split.

Note G—Preferred Stock

        The Company is authorized to issue 5,000 shares of blank check preferred stock with such designation, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note H—Income Taxes

        Provision for income tax expense (benefit) consists of the following components:

Current:
Federal	$—
State (New Jersey)	155,000

155,000
Deferred:
Federal	(655,000)
State (New Jersey)	—

(655,000)

$(500,000)

        The total provision for income taxes for the period ended December 31, 2007, differs from that amount which would be computed by applying the U.S. Federal income tax rate to income before income taxes as follows:

Statutory federal income tax rate	34%
Interest income exempt from federal income tax	(76)
Effect of state income tax	7

(35%)

        At December 31, 2007, the Company recorded a deferred tax asset in the amount of $741,600, which is comprised entirely of the tax effect of a net operating loss carryforward for Federal income tax purpose of approximately $2,179,946. The carryforward will expire in 2027, if not utilized.

Granahan McCourt Acquisition Corporation

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note I—Summarized Quarterly Financial Information (Unaudited)

	Quarter ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Year Ended December 31, 2007
Interest income	$773,208	$821,609	$817,141	$773,698
General and administrative expenses	672,133	337,032	386,567	374,500
Income before income taxes	101,075	484,577	430,574	399,198
Income tax (benefit)	(220,000)	(82,000)	(95,400)	(102,600)
Net income	321,075	566,577	525,974	501,798
Accretion of trust fund relating to common stock subject to possible conversion	(139,175)	(147,567)	(146,291)	(138,141)
Net income attributable to common stockholders	181,900	419,010	379,683	363,657
Weighted average common shares outstanding subject to possible conversion	2,249,999	2,249,999	2,249,999	2,249,999
Basic and diluted net income per share subject to possible conversion	0.06	0.07	0.07	0.06
Weighted average number of shares outstanding	11,812,501	11,812,501	11,812,501	11,882,814
Basic and diluted net income per share	0.02	0.04	0.03	0.03

	Quarter ended December 31, 2006	July 10, 2006 (date of inception) to September 30, 2006
Year Ended December 31, 2006
Interest income	$587,219	$—
General and administrative expenses	222,018	1,500
Income before income taxes	365,201	(1,500)
Income tax (benefit)	(52,600)	—
Net income	417,801	(1,500)
Accretion of trust fund relating to common stock subject to possible conversion	(104,257)	—
Net income attributable to common stockholders	313,544	(1,500)
Weighted average common shares outstanding subject to possible conversion	1,687,499	—
Basic and diluted net income per share subject to possible conversion	0.06	—
Weighted average number of shares outstanding	9,984,376	3,234,375
Basic and diluted net income per share	0.03	(0.00)

Note J—Subsequent Event

        The Company issued a $250,000 unsecured promissory note to Mr. McCourt on March 14, 2008. The promissory note is non-interest bearing and is payable on the earlier of (a) one business day following Mr. McCourt's written demand for payment and (b) upon consummation of a business combination. No amounts have been repaid on the note.

Report of Independent Registered Accounting Firm

To the Board of Directors and Stockholders of
Pro Brand International, Inc. and Subsidiary
Marietta, Georgia

        We have reviewed the consolidated balance sheet of Pro Brand International, Inc. and subsidiary as of June 30, 2008, and the related consolidated statements of income and cash flows for the six months ended June 30, 2008 and 2007, and consolidated statement of changes in stockholders' equity for the six months ended June 30, 2008. These financial statements are the responsibility of the Company's management.

        We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

        We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Pro Brand International, Inc. and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years in the three-year period ended December 31, 2007 (presented elsewhere in this registration statement); and in our report dated April 18, 2008, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2007, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

/s/ Pressman Ciocca Smith LLP

Huntingdon Valley, Pennsylvania
August 18, 2008

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2008 AND DECEMBER 31, 2007

	June 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,510	$192,826
Receivables—net of allowance	12,014,325	14,294,356
Related party receivable	1,000	—
Employee notes receivable—current portion	87,029	84,235
Inventories	26,782,884	34,865,870
Deferred income taxes	379,561	455,386
Prepaid expenses and other current assets	833,343	173,491

TOTAL CURRENT ASSETS	40,110,652	50,066,164
PROPERTY AND EQUIPMENT—net of accumulated depreciation	3,969,684	4,124,297
EMPLOYEE NOTES RECEIVABLE, net of current portion	74,922	88,146
INVESTMENTS	2,709,405	2,709,405

	$46,864,663	$56,988,012

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Line of credit	$5,180,000	$8,032,000
Accounts payable	8,278,089	14,624,097
Accrued expenses	2,955,929	3,765,729
Income taxes payable	—	137,621
Dividends payable	—	3,472,236
Deferred income taxes	166,150	175,394

TOTAL CURRENT LIABILITIES	16,580,168	30,207,077
OTHER LIABILITIES—accrued income taxes—non-current	570,135	—
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Common stock, 578,706 shares outstanding as of June 30, 2008 and December 31, 2007	6,443	6,443
Paid-in capital	2,640,142	2,611,786
Notes receivable from stockholders	(274,168)	(353,647)
Retained earnings	28,232,245	25,406,655
Less: treasury stock, at cost	(890,302)	(890,302)

	29,714,360	26,780,935

	$46,864,663	$56,988,012

See accompanying notes and report of independent registered accounting firm.

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	2008	2007
REVENUES	$71,174,063	$59,075,798
COST OF GOODS SOLD	60,452,613	50,029,709

GROSS PROFIT	10,721,450	9,046,089
OPERATING EXPENSES
Selling	421,827	467,911
General and administrative	3,756,530	2,922,459
(Gain) on settlement with supplier	—	(323,675)

	4,178,357	3,066,695

INCOME FROM OPERATIONS	6,543,093	5,979,394
OTHER INCOME (EXPENSE)
Interest expense	(64,372)	(71,638)
Loss on sale of property and equipment	—	(20,857)
Interest income	19,636	16,941
Other income	34,582	29,841

	(10,154)	(45,713)

INCOME BEFORE PROVISION FOR INCOME TAXES	6,532,939	5,933,681
PROVISION FOR INCOME TAXES	2,739,349	2,230,949

NET INCOME	$3,793,590	$3,702,732

See accompanying notes and report of independent registered accounting firm.

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2008 AND YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid-in Capital	Notes Receivable from Stockholders	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCES, DECEMBER 31, 2006	$6,335	$2,146,106	$(346,902)	$21,851,414	$(754,276)	$22,902,677
Net income	—	—	—	8,742,072	—	8,742,072
Dividends	—	—	—	(5,186,831)	—	(5,186,831)
Purchases of treasury stock	—	—	—	—	(136,026)	(136,026)
Notes principal payments	—	—	201,461	—	—	201,461
Stock option expense	—	154,160	—	—	—	154,160
Issuance of common stock	108	311,520	(208,206)	—	—	103,422

BALANCES, DECEMBER 31, 2007	6,443	2,611,786	(353,647)	25,406,655	(890,302)	26,780,935
Net income	—	—	—	3,793,590	—	3,793,590
Notes principal payments	—	—	79,479	—	—	79,479
Adjustment to retained earnings upon adoption of FIN 48	—	—	—	(968,000)	—	(968,000)
Stock option expense	—	28,356	—	—	—	28,356

BALANCES, JUNE 30, 2008	$6,443	$2,640,142	$(274,168)	$28,232,245	$(890,302)	$29,714,360

See accompanying notes and report of independent registered accounting firm.

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,793,590	$3,702,732
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	383,159	383,178
Loss on sale of property and equipment	—	20,857
Stock option expense	28,356	77,080
Deferred income taxes	66,581	(29,090)
Changes in operating assets and liabilities:
Receivables—net of allowance	2,280,031	8,914,674
Inventories	8,082,986	(8,550,718)
Prepaid expenses and other assets	(659,852)	77,061
Accounts payable	(6,346,008)	758,725
Accrued expenses	(1,207,665)	(1,641,458)
Income taxes payable	(137,621)	(51,463)

NET CASH PROVIDED BY OPERATING ACTIVITIES	6,283,557	3,661,578
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(228,546)	(234,263)
Purchases of investments	—	(602,113)
Proceeds from employee notes receivable	10,430	110,481
Increase in related party receivable	(1,000)	—
Collections of related party receivable	—	151,437

NET CASH (USED IN) INVESTING ACTIVITIES	(219,116)	(574,458)
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) in line of credit	(2,852,000)	(1,713,000)
Proceeds from:
Principal payments on notes from stockholders	79,479	185,955
Cash dividends paid to stockholders	(3,472,236)	(1,714,593)
Treasury stock purchases	—	(136,026)

NET CASH (USED IN) FINANCING ACTIVITIES	(6,244,757)	(3,377,664)

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(180,316)	(290,544)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	192,826	355,422

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	$12,510	$64,878

See accompanying notes and report of independent registered accounting firm.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2008 and 2007

Note A—Basis of Presentation

  Summary Financial Information and Results of Operations

        In the opinion of management, the accompanying unaudited financial statements have been prepared in conformance with accounting principles generally accepted in the United States of America and with the regulations of the Securities and Exchange Commission and contain all adjustments (consisting of only normal recurring adjustments) necessary to make the financial statements not misleading and to present fairly the financial condition as of June 30, 2008 and the results of operations for the six months ended June 30, 2008 and 2007 and cash flows for the six months ended June 30, 2008 and 2007.

  Interim Financial Information

        While management believes that the disclosures presented are adequate to prevent misleading information, these unaudited financial statements must be read in conjunction with the audited financial statements and notes included elsewhere in this Granahan McCourt Acquisition Corporation Form S-4A Registration Statement.

        Prior period financial statements have been reclassified to conform with current quarter presentation.

  Organization and Business Activities

        Pro Brand International, Inc. ("Pro Brand" or the "Company") is a leading technology based company offering satellite TV reception products. From inception, through design and into the manufacturing process, Pro Brand provides products through OEM clientele, a distribution network throughout the North and South Americas, and also through national retail chains.

        PCM Technology, Inc. (the "Subsidiary"), a majority owned subsidiary of Pro Brand International, Inc., was engaged in the research and development of new technology and new product lines related to Pro Brand International, Inc.'s business. The Subsidiary was dissolved effective January 31, 2008 and had no sales activity during the month ended January 31, 2008 and the six months ended June 30, 2007.

  Basis of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its majority-owned Subsidiary, after elimination of all intercompany accounts, transactions, and profits. Non-marketable investments in which the Company has a minority ownership interest and does not have the ability to exercise significant influence over the investee entity are recorded at cost and periodically reviewed for impairment.

Note B—Supplemental Cash Flow Information

        Net cash provided by operating activities includes cash payments during the six months ended June 30, 2008 and 2007 of interest and income taxes as follows:

	2008	2007
Interest	$64,372	$71,638
Income taxes	3,191,002	2,311,502

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Six Months Ended June 30, 2008 and 2007

Note C—Receivables—Net of Allowance

        Receivables—net of allowance consisted of the following at June 30, 2008 and December 31, 2007:

	June 30, 2008	December 31, 2007
Trade accounts	$11,971,153	$13,957,757
Employee advances	8,293	10,046
Other	169,487	461,161
Less allowance for doubtful accounts	(134,608)	(134,608)

	$12,014,325	$14,294,356

Note D—Inventories

        Inventories, consisting of finished goods, ocean freight, inland freight, customs duty and customs brokerage fees are stated at the lower of cost (moving average cost) or market. Inventory in transit consists of inventory shipped to the Company, but not received by the Company until after June 30, 2008 and December 31, 2007.

        Inventory consists of the following at June 30, 2008 and December 31, 2007:

	June 30, 2008	December 31, 2007
Finished goods	$23,501,385	$27,871,294
Inventory in transit	3,281,499	6,994,576

	$26,782,884	$34,865,870

Note E—Line of Credit

        The Company has a line of credit with a bank providing for advances of $14,000,000. Interest accrues at LIBOR plus 1.40% (3.682% at June 30, 2008). At June 30, 2008, a principal balance of $5,180,000 was outstanding. Borrowings are secured by accounts receivable, inventory and commercial real estate property The loan agreement contains covenants requiring, among other things, that the Company maintain certain financial ratios, of which the Company was in compliance with at June 30, 2008. This agreement expires on June 30, 2008. A renewed agreement under similar terms and conditions was signed in July of 2008.

Note F—Income Taxes

        Effective January 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, the Company recognized a $968,000 liability for unrecognized tax benefits related to tax positions taken in prior periods. This increase was accounted for as an adjustment to retained earnings in accordance with the provisions of the statement.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Six Months Ended June 30, 2008 and 2007

Note F—Income Taxes (Continued)

        The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits within the provision for income taxes. As of June 30, 2008, the Company had approximately $387,000 of such interest and penalties.

        The Company is no longer subject to U. S. federal and Georgia state income tax examinations for years before 2004. The Company is not currently under Internal Revenue Service ("IRS") tax examination or under examination by any state jurisdictions.

Note G—Stockholders' Equity

  Common Stock

        At June 30, 2008 and December 31, 2007, there were 2,000,000 shares of $.01 par value common stock authorized; 644,350 shares of stock issued; 578,706 shares outstanding and 65,644 shares held in treasury stock, at cost.

  Stock Option Plan

        From time to time, the Company is authorized to award options to purchase common stock of the Company (the "Awards") to employees, consultants, and non-employee directors. Awards granted generally have a maximum term of 10 years after the vesting period.

        The shares issued upon exercise of the options are restricted on transfer and the Company has the right of first refusal on the sale of the shares. Additionally, except for some of the earlier shares issued in which the Company has the right, but not the obligation to repurchase the shares upon the termination of employment, the Company has the obligation to repurchase the shares and the employee has the obligation to resell the shares to the Company upon termination of employment, except for termination upon death or retirement of the employee (or upon death or retirement at the election of the estate or retiree). The formulas for determining the price to be paid for the shares upon repurchase vary depending on how long the shares have been owned and whether the termination was voluntary or for violation of certain restrictions or misconduct by the employee. The standard price to be paid for repurchase of the shares is the net share asset value of the Company determined by dividing the average monthly assets of the Company for the immediately preceding twelve months by the number of shares of the Company's stock then outstanding.

Note H—Merger Agreement

        The Company entered into an Agreement and Plan of Merger ("Merger Agreement") dated as of April 24, 2008, with Satellite Merger Corp ("Merger Sub"), a Georgia Corporation and a wholly-owned subsidiary of Granahan McCourt Acquisition Corporation ("GMAC"). Pursuant to the merger agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation as a wholly-owned subsidiary of GMAC.

Report of Independent Registered Accounting Firm

To the Board of Directors and Stockholders of
Pro Brand International, Inc. and Subsidiary
Marietta, Georgia

        We have audited the accompanying consolidated balance sheets of Pro Brand International, Inc. and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pro Brand International, Inc. and subsidiary as of December 31, 2007 and 2006, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note B to the consolidated financial statements, the Company has restated its 2007, 2006 and 2005 financial statements.

/s/ Pressman Ciocca Smith LLP
Huntingdon Valley, Pennsylvania
April 18, 2008 except for Note B
as to which the date is July 14, 2008

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$192,826	$355,422
Receivables—net of allowance	14,294,356	22,187,186
Related party receivable	—	151,437
Income taxes receivable	—	97,957
Employee notes receivable—current portion	84,235	105,148
Inventories	34,865,870	16,357,296
Deferred income taxes	455,386	255,178
Prepaid expenses and other assets	173,491	169,420

Total current assets	50,066,164	39,679,044
PROPERTY AND EQUIPMENT—net of accumulated depreciation	4,124,297	4,470,285
EMPLOYEE NOTES RECEIVABLE, net of current portion	88,146	104,060
INVESTMENTS	2,709,405	2,813,500

	$56,988,012	$47,066,889

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Line of credit	$8,032,000	$6,258,000
Accounts payable	14,624,097	13,947,902
Accrued expenses	3,765,729	3,781,300
Income taxes payable	137,621	—
Dividends payable	3,472,236	—
Deferred income taxes	175,394	177,010

Total current liabilities	30,207,077	24,164,212
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock	6,443	6,335
Paid-in capital	2,611,786	2,146,106
Notes receivable from stockholders	(353,647)	(346,902)
Retained earnings	25,406,655	21,851,414
Less: treasury stock, at cost	(890,302)	(754,276)

	26,780,935	22,902,677

	$56,988,012	$47,066,889

See accompanying notes.

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	(As restated)
	2007	2006	2005
REVENUES	$131,991,807	$89,626,360	$78,392,076
COST OF GOODS SOLD	111,223,276	74,060,923	65,832,158

GROSS PROFIT	20,768,531	15,565,437	12,559,918

OPERATING EXPENSES:
Selling	969,089	521,883	518,270
General and administrative	6,849,232	6,233,948	5,692,799
Loss from settlement with customer	—	2,170,000	—
(Gain) on settlement with supplier	(800,000)	—	—

	7,018,321	8,925,831	6,211,069

INCOME FROM OPERATIONS	13,750,210	6,639,606	6,348,849

OTHER INCOME (EXPENSE):
Interest expense	(240,642)	(207,750)	(300,782)
Gain (loss) on sale of investments	(183,034)	—	687,008
Loss from sale of fixed assets	(20,857)	—	—
Interest income	29,852	77,990	87,953
Other income	277,649	706,464	570,111

	(137,032)	576,704	1,044,290

INCOME BEFORE PROVISION FOR INCOME TAXES	13,613,178	7,216,310	7,393,139
PROVISION FOR INCOME TAXES	4,871,106	2,519,330	2,676,675

NET INCOME	$8,742,072	$4,696,980	$4,716,464

See accompanying notes.

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	COMMON STOCK	PAID-IN CAPITAL	NOTES RECEIVABLE FROM STOCKHOLDERS	RETAINED EARNINGS	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
BALANCES, DECEMBER 31, 2004	$6,038	$1,397,172	$(49,956)	$15,368,368	$(386,637)	$16,334,985
Net income	—	—	—	4,716,464	—	4,716,464
Dividends	—	—	—	(1,658,763)	—	(1,658,763)
Issuance of common stock	123	170,061	(170,184)	—	—	—

BALANCES, DECEMBER 31, 2005	6,161	1,567,233	(220,140)	18,426,069	(386,637)	19,392,686
Net income	—	—	—	4,696,980	—	4,696,980
Dividends	—	—	—	(1,271,635)	—	(1,271,635)
Purchases of treasury stock	—	—	—	—	(367,639)	(367,639)
Notes principal payments	—	—	133,030	—	—	133,030
Stock option expense	—	77,181	—	—	—	77,181
Issuance of common stock	174	501,692	(259,792)	—	—	242,074

BALANCES, DECEMBER 31, 2006	6,335	2,146,106	(346,902)	21,851,414	(754,276)	22,902,677
Net income	—	—	—	8,742,072	—	8,742,072
Dividends	—	—	—	(5,186,831)	—	(5,186,831)
Purchases of treasury stock	—	—	—	—	(136,026)	(136,026)
Notes principal payments	—	—	201,461	—	—	201,461
Stock option expense	—	154,160	—	—	—	154,160
Issuance of common stock	108	311,520	(208,206)	—	—	103,422

BALANCES, DECEMBER 31, 2007	$6,443	$2,611,786	$(353,647)	$25,406,655	$(890,302)	$26,780,935

See accompanying notes.

PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	(As restated)
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,742,072	$4,696,980	$4,716,464
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	766,221	798,161	451,902
Loss from settlement with customer	—	2,170,000	—
Loss on sale of fixed assets	20,857	—	—
(Gain) loss on sale of investments	183,034	—	(687,008)
Provision for obsolete inventories	—	130,448	—
Stock option expense	154,160	77,181	—
Increase (decrease) in deferred income taxes	(201,824)	11,935	458,844
Changes in operating assets and liabilities:
Receivables—net	7,892,830	(14,948,453)	7,365,422
Income taxes receivable	97,957	142,232	507,658
Inventories	(18,508,574)	2,307,597	(8,544,749)
Prepaid expenses and other assets	(4,071)	134,050	(328,567)
Accounts payable	676,195	(303,705)	7,134,654
Accrued expenses	(15,571)	846,038	(1,059,867)
Income taxes payable	137,621	—	—

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(59,093)	(3,937,536)	10,014,753
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(444,597)	(268,591)	(1,792,406)
Purchases of investments	(602,112)	(250,000)	(650,000)
Advances to related party	—	—	(728,953)
Collections of employee notes receivable	36,827	—	—
Collections of advances to related party	151,437	577,516	—
Proceeds from sale of property and equipment	3,507	—	—
Proceeds from sales of investments	523,173	—	1,350,683

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(331,765)	58,925	(1,820,676)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in line of credit	1,774,000	2,692,550	(6,287,001)
Proceeds from:
Principal payments on notes from stockholders	201,461	133,030	—
Issuance of common stock	103,422	242,074	—
Cash dividends paid to stockholders	(1,714,595)	(1,271,635)	(1,658,763)
Treasury stock purchases	(136,026)	(367,639)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	228,262	1,428,380	(7,945,764)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(162,596)	(2,450,231)	248,313
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	355,422	2,805,653	2,557,340

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$192,826	$355,422	$2,805,653

See accompanying notes.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2007, 2006 and 2005

Note A—Summary of Significant Accounting Policies

        This summary of significant accounting policies of Pro Brand International, Inc. ("Pro Brand" or the "Company") is presented to assist in understanding its financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Business Activities

        Pro Brand is a leading technology based company offering satellite TV reception products. From inception, through design and into the manufacturing process, Pro Brand provides products through OEM clientele, a distribution network throughout the North and South America, and also through national retail chains.

        PCM Technology, Inc. (the "Subsidiary"), a majority owned subsidiary of Pro Brand International, Inc., was engaged in the research and development of new technology and new product lines related to Pro Brand International, Inc.'s business. The Subsidiary had no sales activity during the years ended December 31, 2007, 2006 and 2005.

Basis of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its majority-owned Subsidiary, after elimination of all intercompany accounts, transactions, and profits. Non-marketable investments in which the Company has a minority ownership interest and does not have the ability to exercise significant influence over the investee entity are recorded at cost and periodically reviewed for impairment.

Accounts Receivable—Allowance for Doubtful Accounts

        In the normal course of business, the Company extends unsecured credit to its customers. The Company performs on-going credit evaluations of its customers and maintains an allowance for doubtful accounts when considered necessary. Accounts receivable are generally due under normal trade terms requiring payment within 30 days from the invoice date. Customer account balances with invoices over 60 days old are considered past due. No interest or finance charges are charged to the past due accounts.

        Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on historical experience and management's assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

        Based on management's assessment, the Company has provided an allowance for doubtful accounts of $134,608 at December 31, 2007 and 2006.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined by the moving average cost. Inventories consist primarily of components and subassemblies and finished products held for sale.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note A—Summary of Significant Accounting Policies (Continued)

Rapid technological change, and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, the Company evaluates inventory levels and expected usage on a periodic basis and records adjustments as required.

Property and Equipment

        Property and equipment are recorded at cost. Depreciation and amortization are provided over the estimated useful lives using the straight-line method. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of income.

        For income tax purposes, recovery of capital costs for property and equipment is made using accelerated methods over statutory recovery periods.

        Expenditures for renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, the Company evaluates the carrying amount of such assets in relation to the operating performance and future estimated undiscounted net cash flows expected to be generated by the assets or underlying businesses. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The assessment of the recoverability of assets will be impacted if estimated future operating cash flows are not achieved. In the opinion of management, no long-lived assets were impaired as of December 31, 2007 and 2006.

Warranty Obligations

        The Company offers a two-year warranty on most of its products. Future warranty costs on products that have been sold are recognized currently based on historical experience and management's evaluation of products.

Income Taxes

        The Company utilizes the method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), which requires deferred income taxes to reflect the tax consequences of temporary differences between the assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These temporary differences principally relate to depreciation and amortization, inventory valuation, allowance for doubtful accounts receivable and accruals.

Stock Based Compensation

        Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS 123R"), which revises Statement of Financial Accounting

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note A—Summary of Significant Accounting Policies (Continued)

Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). SFAS 123R requires compensation costs related to share based payments, including stock options and other equity awards, to be measured based on the grant date fair value of the award. The Company has adopted SFAS 123R using the prospective method, which applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Accordingly, financial results for prior periods have not been restated. Previously, the Company accounted for share based payments in accordance with APB 25. Based on APB 25, the Company recognized the compensation for stock options issued to employees and directors since the options granted had an exercise price lower than the market value of the underlying common stock at the date of grant. Awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 will continue to be accounted for in accordance with APB 25.

Revenue Recognition

        The Company recognizes revenues in accordance with the terms of the sale, when persuasive evidence of an arrangement exists, title and risk of loss have passed, the sales price is fixed or determinable, and collectability is reasonable assured pursuant to Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements ("SAB 101"), as amended by SAB 101A, SAB 101B and SAB 104. Provisions for discounts to customers, estimated returns and allowances and other price adjustments are provided for in the same periods the related revenue is recorded, which are deducted from the gross revenues.

        A portion of the Company's business involves shipments directly from its suppliers to its customers. In these transactions, the Company is responsible for negotiating price both with the supplier and customer, payment to the supplier, establishing payment terms with the customer, product returns, and has risk of loss if the customer does not make payment. As the principal with the customer, the Company recognizes revenues when the shipper notifies the Company that the product has been delivered.

Shipping and Handling

        The Company includes shipping and handling expenses in costs of goods sold.

Concentrations of Credit and Business Risk

        The Company maintains cash balances with financial institutions in excess of federally insured limits.

        The Company grants credit to its customers during the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers.

        In 2007, one of the Company's customers accounted for 82% of total sales for the year. At December 31, 2007, accounts receivable from this customer represented 77% of outstanding accounts receivable. In 2006, two of the Company's customers accounted for 73% of total sales for the year. At December 31, 2006, accounts receivable from these customers represented 80% of outstanding accounts

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note A—Summary of Significant Accounting Policies (Continued)

receivable. In 2005, three of the Company's customers accounted for 65% of its sales. At December 31, 2005, accounts receivable from these customers represented 59% of outstanding accounts receivable.

        In 2007, two of the Company's suppliers accounted for 70% of total purchases for the year. At December 31, 2007, accounts payable to these suppliers represented 52% of outstanding accounts payable. In 2006, one of the Company's suppliers accounted for 52% of total purchases for the year. At December 31, 2006, accounts payable to this supplier represented 42% of outstanding accounts payable. In 2005, two of the Company's suppliers accounted for 56% of its purchases. At December 31, 2005, accounts payable to these vendors represented 20% of outstanding accounts payable.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flow Information

        Net cash provided by operating activities includes cash payments during the year ended December 31, 2007, 2006 and 2005 of interest and income taxes as follows:

	2007	2006	2005
Interest	$240,642	$207,750	$300,782
Income taxes	4,849,141	2,365,000	2,021,059

        During 2007, 2006 and 2005, several grantees of stock options exercised options totaling $208,206, $259,792 and $170,184, respectively, with the proceeds from notes receivable given to the Company. The 2007 notes bear interest at 3.88% per year and are due within five years of issuance. The 2006 and 2005 notes do not bear interest and are due within two years of issuance. Under the terms of the note, any bonus or dividends from the Company to the stockholder are used to reduce the amount the stockholder owes the Company unless otherwise determined at the time the note was signed by the stockholder.

        For the year ended December 31, 2007, non-cash financing transactions consisting of accrued dividends payable in the amount of $3,472,236 and notes receivable in the amount of $208,206 have been included in the accompanying consolidated financial statements. For the years ended December 31, 2006 and 2005, non-cash financing transactions of notes receivable in the amount of $259,792 and $170,184, respectively, have been included in the accompanying consolidated financial statements.

        For purposes of the consolidated statements of cash flows, the Company considers demand deposits and all marketable debt securities with original maturities of three months or less to be cash equivalents.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note A—Summary of Significant Accounting Policies (Continued)

Advertising

        The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense is included in selling expense in the accompanying consolidated statements of income.

Recently Issued Accounting Standards

        In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in tax position recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. The Company is required to adopt FIN 48 on January 1, 2008. The Company is currently evaluating the impact FIN 48 will have on its financial position, results of operations and cash flows.

        In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS 157") which defines fair value, established a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applied to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material effect on the Company's financial position and results of operations.

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the first quarter 2008. The Company is currently evaluating the impact of SFAS 159.

        In December 2007, FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS 141 (R)"). SFAS 141 (R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations, but also provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also required the recognition of assets acquired and liabilities assumed arising from contingencies, the capitalization of in-process research and development at fair market value, and the expensing of acquisition-related costs as incurred. SFAS 141 (R) is effective for the fiscal years beginning after December 31, 2008. The adoption of SFAS No. 141 (R) is not expected to have a material effect on the Company's financial position and results of operations.

        In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 requires ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. It also requires that once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners. It is effective for the fiscal years beginning after December 15, 2008, and requires retroactive

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note A—Summary of Significant Accounting Policies (Continued)

adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial condition or results of operations.

Note B—Restatement of Consolidated Financial Statements

        In the course of preparing the Company's financial statements for the quarter ended March 31, 2008, the Company has determined that errors occurred in the calculation of income from operations resulting from the recognition of settlement losses and gains. As a result, the Company's income from operations and other income (expense) were not properly reported for each of the fiscal years ended December 31, 2007 and 2006. In addition, advances to related party and employee notes receivable were not properly recorded under the proper activity classification on the consolidated statements of cash flows for the years ended December 31, 2007 and 2006.

        The following is a summary of the effects of the restatements on the Company's consolidated statements of income and consolidated statements of cash flows for the fiscal years ended December 31, 2007, 2006 and 2005.

	For the years ended December 31,
	2007			2006			2005
	As Previously reported	Adjustments	As Restated	As Previously reported	Adjustments	As Restated	As Previously reported	Adjustments	As Restated
Consolidated Statements Income Data:
OPERATING EXPENSES
Loss from settlement with customer	—	—	—	—	2,170,000	2,170,000
(Gain) on settlement with supplier	—	(800,000)	(800,000)	—	—	—
Total operating expenses	7,818,321	(800,000)	7,018,321	6,755,831	2,170,000	8,925,831
INCOME FROM OPERATIONS	12,950,210	800,000	13,750,210	8,809,606	(2,170,000)	6,639,606
OTHER INCOME (EXPENSE)
Loss from settlement with customer	—	—	—	(2,170,000)	2,170,000	—
Gain on settlement with supplier	800,000	(800,000)	—	—	—	—
Total other income (expense)	662,968	(800,000)	(137,032)	(1,593,296)	2,170,000	576,704
Consolidated Statements of Cash Flow Data:
CASH FLOW FROM INVESTING ACTIVITIES
Advances to related party	—	—	—	—	—	—	—	(728,953)	(728,953)
Collection of employee notes receivable	—	36,827	36,827	—	—	—	—	—	—
Collection of advances to related party	—	151,437	151,437	—	577,516	577,516	—	—	—
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(520,029)	188,264	(331,765)	(518,591)	577,516	58,925	(1,091,723)	(728,953)	(1,820,676)
CASH FLOW FROM FINANCING ACTIVITIES
Advances to related party	—	—	—	—	—	—	(728,953)	728,953	—
Proceeds from:
Employee notes receivable	36,827	(36,827)	—	—	—	—	—	—	—
Advances to related party	151,437	(151,437)	—	577,516	(577,516)	—	—	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	416,526	(188,264)	228,262	2,005,896	(577,516)	1,428,380	(8,674,717)	728,953	(7,945,764)

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note C—Receivables—Net of Allowances

        Receivables—net of allowances consisted of the following at December 31, 2007 and 2006:

	2007	2006
Trade accounts	$13,957,757	$21,885,861
Employee advances	10,046	19,133
Other	461,161	416,800
Less allowance for doubtful accounts	(134,608)	(134,608)

Total	$14,294,356	$22,187,186

Note D—Inventories

        Inventories, consisting of finished goods, ocean freight, inland freight, customs duty and customs brokerage fees are stated at the lower of cost (moving average cost) or market. Inventory in transit consists of inventory shipped to the Company, but not received by the Company until after December 31, 2007 and 2006.

        Inventory consists of the following at December 31, 2007 and 2006:

	2007	2006
Finished goods	$27,871,294	$11,099,654
Inventory in transit	6,994,576	5,257,642

Total	$34,865,870	$16,357,296

Note E—Related Party Receivable

        The Company had an unsecured receivable from a related party at December 31, 2006 in the amount of $151,437, which was repaid to the Company in 2007. Interest accrued on the outstanding balance at the Company's borrowing rate on its line of credit plus 2%, per annum.

Note F—Property and Equipment

        Property and equipment consisted of the following at December 31, 2007 and 2006:

	2007	2006	Estimated Useful Lives in Years
Land	$438,265	$438,265	—
Building and improvements	2,797,474	2,789,424	5-39
Machinery and equipment	3,122,223	3,813,315	3-10
Furniture and fixtures	65,861	148,602	3-10
Automobiles	55,310	34,418	5

	6,479,133	7,224,024
Less accumulated depreciation and amortization	(2,354,836)	(2,753,739)

	$4,124,297	$4,470,285

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note F—Property and Equipment (Continued)

        Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005, totaled $766,221, $798,161 and $451,902, respectively.

Note G—Investments

        The Company's investments, which represent minority interests in the investee entities, are carried at cost and consist of the following at December 31, 2007 and 2006:

	2007		2006
	Cost	Ownership %	Cost	Ownership %
Datacraft Solutions, Inc.(a)	$—	—%	$660,000	10.9%
AccFast Technology Corp.(b)	602,112	13.3	—	—
Prime Electronics and Satellitics Inc.(c)	569,406	2.7	615,613	3.4
Rainbow Global Semiconductor	350,000	2.6	350,000	2.6
Lin-Zhi International Inc.	336,080	4.4	336,080	4.4
Orbsat International, LLC(d)	300,000	30.0	300,000	30.0
AA Communications Holdings, Ltd.	297,000	19.9	297,000	19.9
Digital Stream Technology, Inc.	246,914	2.5	246,914	2.5
Other	7,893	—	7,893	—

	$2,709,405		$2,813,500

(a)
The Company sold this investment in 2007 and recognized a loss of $568,250.

(b)
The Company acquired this investment in May 2007.

(c)
In the quarter ended September 30, 2007, the Company sold a portion of its holdings and recognized a gain of $385,216.

(d)
This investee has not commenced operations. It was formed in 2005 with $1 million contributed by stockholders. The Company utilizes the cost method of accounting because the investee has conducted minimal activities and the use of the cost method does not produce results that are materially different from the equity method.

Note H—Line of Credit

        The Company has a line of credit with a bank providing for advances of $14,000,000. Interest accrues at LIBOR plus 1.40% (5.80% at December 31, 2007). At December 31, 2007 and 2006, a principal balance of $8,032,000 and $6,258,000, respectively, was outstanding. Borrowings are secured by all accounts receivable, inventory and commercial real estate property. The loan agreement contains covenants requiring, among other things, that the Company maintain certain financial ratios, of which the Company was in compliance with at December 31, 2007 and 2006. This agreement expires on June 30, 2008.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note I—Income Taxes

        The provision for income taxes for the years ended December 31, 2007, 2006 and 2005 is summarized as follows:

	2007	2006	2005
Current
Federal	$4,722,790	$2,279,337	$2,013,657
State	348,739	188,033	194,684
Foreign	1,401	40,025	9,490

	5,072,930	2,507,395	2,217,831

Deferred
Federal	(173,715)	5,311	380,390
State	(28,109)	6,624	78,454

	(201,824)	11,935	458,844

PROVISION FOR INCOME TAXES	$4,871,106	$2,519,330	$2,676,675

        The total provision for income taxes for the years ended December 31, 2007, 2006 and 2005, differs from that amount which would be computed by applying the U.S. Federal income tax rate to income before income taxes as follows:

	2007	2006	2005
Statutory federal income tax rate	35%	34%	34%
Surtax exemption	(1)	—	—
State income tax—net of federal benefit	2	1	2

	36%	35%	36%

        The approximate tax effect of cumulative temporary differences as of December 31, 2007 is as follows:

	Assets	Liabilities	Total
Book versus tax basis of depreciable assets	$—	$(175,394)	$(175,394)
Inventories—263(A) adjustment	178,997	—	178,997
Warranty reserve	28,884	—	28,884
Allowance for doubtful accounts	50,804	—	50,804
Accrued vacation	52,775	—	52,775
Stock compensation	87,313	—	87,313
Slow moving inventory	56,613	—	56,613

	$455,386	$(175,394)	$279,992

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note I—Income Taxes (Continued)

        The approximate tax effect of cumulative temporary differences as of December 31, 2006 is as follows:

	Assets	Liabilities	Total
Book versus tax basis of depreciable assets	$—	$(177,010)	$(177,010)
Inventories—263(A) adjustment	75,835	—	75,835
Allowance for doubtful accounts	50,804	—	50,804
Accrued vacation	42,796	—	42,796
Stock compensation	29,130	—	29,130
Slow moving inventory	56,613	—	56,613

	$255,178	$(177,010)	$78,168

Note J—Stockholders' Equity

Common Stock

        At December 31, 2007, 2006 and 2005, there were 2,000,000 shares of $.01 par value common stock authorized. At December 31, 2007, there were 644,350 shares of stock issued; 578,706 shares outstanding and 65,644 shares held in treasury stock, at cost. At December 31, 2006, there were 633,550 shares of stock issued; 571,531 shares outstanding and 62,019 shares held in treasury stock, at cost. At December 31, 2005, there were 616,100 shares of stock issued; 565,171 shares outstanding and 50,929 shares held in treasury, at cost.

        During 2007, the Company repurchased 3,625 shares of the Company's common stock for $136,026 from various stockholders. During 2006, the Company repurchased 11,090 shares of the Company's common stock for $367,639 from various stockholders.

Stock Option Plan

        From time to time, the Company is authorized to award options to purchase common stock of the Company (the "Awards") to employees, consultants, and non-employee directors. Awards granted generally have a maximum term of 10 years after the vesting period.

        The shares issued upon exercise of the options are restricted on transfer and the Company has the right of first refusal on the sale of the shares. Additionally, except for some of the earlier shares issued in which the Company has the right, but not the obligation to repurchase the shares upon the termination of employment, the Company has the obligation to repurchase the shares and the employee has the obligation to resell the shares to the Company upon termination of employment, except for termination upon death or retirement of the employee (or upon death or retirement at the election of the estate or retiree). The formulas for determining the price to be paid for the shares upon repurchase vary depending on how long the shares have been owned and whether the termination was voluntary or for violation of certain restrictions or misconduct by the employee. The standard price to be paid for repurchase of the shares is the net share asset value of the Company determined by dividing the average monthly assets of the Company for the immediately preceding twelve months by the number of shares of the Company's stock then outstanding.

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note J—Stockholders' Equity (Continued)

        Stock options awarded after January 1, 2006 are recognized based on their grant date fair value as calculated using the Black-Scholes option valuation model.

        During 2006, the Company granted 35,000 additional options under the stock option plan. The fair values for the options granted during 2006 under the stock option plan were estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.37%
Volatility factor	18.67%
Dividend yield	7.84%
Weighted average expected life (years)	10.00

        Expected volatility is based on historical volatility of similar entities' stock, and other factors.

        The following table summarizes the Company's stock option transactions for the years ended December 31, 2007, 2006 and 2005:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding at December 31, 2004	37,208	$14.32
Exercised	(12,250)	13.76

Outstanding at December 31, 2005	24,958	15.19
Granted	35,000	30.79
Forfeited	(8)	16.84
Exercised	(17,450)	20.20

Outstanding at December 31, 2006	42,500	26.82
Exercised	(10,800)	20.17
Forfeited	(200)	16.84

Outstanding at December 31, 2007	31,500	$28.63	8.8

Exercisable at December 31, 2007	10,750	$29.16	8.2

        A summary of the status of the Company's non-vested stock options as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

Non-vested Shares	Shares	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2006	30,500	$262,143
Vested	(9,750)	(61,748)

Non-vested at December 31, 2007	20,750	$200,395

        The Company recognizes compensation expense for awards with graded vesting on a straight-line basis over the requisite service period for each separately vesting portion of the award. Compensation

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note J—Stockholders' Equity (Continued)

cost related to stock options totaled $154,160 and $77,181 during the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007, there was approximately $81,000 of unrecognized compensation cost related to non-vested stock options and as of December 31, 2006 there was approximately $235,000 of unrecognized compensation cost related to non-vested stock options. The Board of Directors approved options for two officers of the company on November 9, 2006, and those options were ratified by the shareholders at their meeting on November 11, 2006, with a grant date of December 1, 2006. In granting the options, the Board determined that the underlying shares as of the date of grant had a fair value of $37.44 per share which was the average net asset value per share for the Company for the twelve-month period ended November 30, 2006, which was the last day of the month prior to the grant date of December 1, 2006.

        During the years ended December 31, 2007 and 2006, the Company received notes receivable from stockholders for exercised stock options as a contribution to equity, thus these notes receivable are included as part of equity. Interest income related to these notes receivable amounted to $5,476 for the year ended December 31, 2007. There was no interest income recognized for the year ended December 31, 2006.

Note K—Operating Leases

        The Company leased warehouse facilities, condominiums and a vehicle under operating leases with various ending dates through 2009. The warehouse facilities leased in 2007 include provisions for rent based on square feet of the space used, number of pallets of inventory moved and on hand, labor per hour, and other miscellaneous charges. Rent expense amounted to approximately $489,000, $166,600 and $218,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

        Future minimum lease payments under the operating leases are as follows:

Years Ending December 31,
2008	$215,956
2009	17,996

$233,952

        It is expected that, in the normal course of business, expiring leases will be renewed or replaced by leases on other properties, thus, it is anticipated that future rent expense will not be less than the expense incurred in 2007.

Note L—Commitments and Contingencies

        The Company had a patent license agreement with an entity in which the Company had agreed to pay royalties to the entity based on the sales of certain products. The percentage of sales the Company paid was on a graduated scale based on the amount of sales. For the years ended December 31, 2006 and 2005, the Company paid royalties related to this agreement in the amount of $313,930 and $296,433, respectively. The agreement expired in 2006.

        The Company had an agreement with an entity to assemble the Company's products. There was an agreed upon product list, which lists the cost per unit for these assembly services. The total amount

Pro Brand International, Inc. and Subsidiary

Notes to Consolidated Financial Statements (Continued)

Years Ended December 31, 2007, 2006 and 2005

Note L—Commitments and Contingencies (Continued)

paid to this entity by the Company for these services amounted to $113,148 and $481,878 for the years ended December 31, 2006 and 2005, respectively. The agreement expired in 2006.

Note M—Profit Sharing Plan

        The Company sponsors a profit sharing plan covering substantially all employees with at least one full year of service who have attained the age of 21. The plan provides for discretionary contributions subject to statutory maximums and allows for employee salary deferrals under IRC Section 401(k). For the years ended December 31, 2007, 2006 and 2005, the Company contributed $282,629, $250,658 and $227,431, respectively, to the plan.

Note N—Loss from Settlement with Customer

        During 2006, in response to a customer claim related to previously sold products, the Company issued a credit of $2,170,000 to this customer, thus reducing accounts receivable outstanding in 2006 by this amount.

Note O—Gain on Settlement with Supplier

        In September 2007, the Company reached a $1,840,000 settlement agreement with a supplier for the financial damage incurred to the Company in 2006 related to the customer claim (Note M), for defective products manufactured by the supplier. Per the agreement, the Company reduced its outstanding trade payables to the vendor by $800,000 with the remainder to be received by unit price deductions of future purchases from the vendor. The Company recognized an $800,000 gain on settlement related to this transaction during the year ended December 31, 2007, with the remainder of the gain to be recognized as inventory is purchased and subsequently sold. For the year ended December 31, 2007, the Company's cost of goods sold was reduced by an additional $493,000 from such unit price reductions.

Note P—Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Receivables, Accounts Payable, Accrued Expenses and Line of Credit

        The carrying amount approximates fair market value because of the short maturity of those instruments.

Note Q—Subsequent Event

        On February 4, 2008, the Company signed a letter of intent whereby it would sell substantially all of the Company's common stock.

ANNEX A

AGREEMENT AND PLAN OF MERGER

between

GRANAHAN MCCOURT ACQUISITION CORPORATION,

SATELLITE MERGER CORP.,

PRO BRAND INTERNATIONAL, INC.

and

THE EQUITY HOLDERS OF PRO BRAND INTERNATIONAL, INC.

Dated as of April 24, 2008

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of April 24, 2008 (this "Agreement"), by and among Granahan McCourt Acquisition Corporation, a Delaware corporation ("Parent"), Satellite Merger Corp., a Georgia corporation and wholly-owned subsidiary of Parent ("Merger Sub"), Pro Brand International, Inc., a Georgia corporation (the "Company") and each of the equityholders of the Company who has executed a signature page hereto (collectively, the "Sellers").

RECITALS:

        A.    The respective Boards of Directors of Parent, Merger Sub and the Company have each determined that the Merger (as defined below) is advisable and in the best interests of their respective equityholders and have approved the Merger upon the terms and subject to the conditions set forth in this Agreement;

        B.    To effectuate the Merger, Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the GBCC will merge with and into the Company (the "Merger");

        C.    Each of Parent, Merger Sub, the Company and the Sellers desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

        D.    To induce Parent and Merger Sub to enter into this Agreement, substantially concurrently with the execution and delivery of this Agreement, certain Persons holding, in the aggregate, 436,433 Company Shares are entering into agreements with Parent (collectively, the "Voting Agreements"), providing, among other things, that such Persons will vote all Company Shares owned by them in favor of the Merger during the period specified in such Voting Agreements; and

        E.    Substantially concurrently herewith, each of Mr. Philip M. Shou, Mrs. Gen Chu Shou and Mr. Jim Crownover is entering into an employment agreement with the Company (provided that the employment term thereunder commences as of, and is subject to the occurrence of, the Closing) (collectively, the "Employment Agreements").

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other valuable consideration, the sufficiency and receipt of which is hereby acknowledged, and intending to be legally bound hereby, each of Parent, Merger Sub, the Company and the Sellers (each, a "Party" and collectively, the "Parties") hereto agree as follows:

ARTICLE 1
The Merger

        Section 1.1    The Merger.    Subject to the terms and conditions hereof and the applicable provisions of the GBCC, at the Effective Time, the Merger shall be effectuated as follows: (i) Merger Sub shall be merged with and into the Company, (ii) the separate corporate existence of Merger Sub shall cease, and (iii) the Company shall be the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

        Section 1.2    Merger Consideration.    At the Effective Time, by virtue of the Merger and without any further action on the part of the holders of any Company Shares, the Company Shares (other than Company Shares held as treasury shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, subject to the Escrow provided for in Section 1.5(b), the following consideration (the "Total Merger Consideration"): (i) a number of shares of Parent common stock ("Parent Stock"), par value $.0001 per share (the "Stock Consideration"), equal to the nearest whole number obtained by dividing $20,000,000 by the Relevant Per Share Price, (ii) cash in immediately available funds in an amount equal to $55,000,000 (the "Cash Consideration"), (iii) the right to receive the Escrowed Shares and the Escrowed Cash in accordance with the terms of this Agreement and the Escrow Agreement and (iv) the right to receive the Earnout Payments in accordance with Section 1.7.

        Section 1.3    Appraisal Rights.    Notwithstanding anything in this Agreement to the contrary, Company Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Sections 14-2-1325 and 14-2-1327 of the GBCC (the "Dissenting Stockholders"), shall not be converted into or be exchangeable for the right to receive the Total Merger Consideration (the "Dissenting Shares"), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Article 13 of the GBCC (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Sections 14-2-1302 of the GBCC), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the GBCC. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of common stock of the Company (the "Company Common Stock") shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Total Merger Consideration for each such share of Company Common Stock, without any interest thereon. The Company shall give the Owners (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the GBCC and received by the Company relating to stockholders' rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the GBCC.

        Section 1.4    Lost, Stolen or Destroyed Certificates.    If any share certificates representing the Company Shares (each a "Certificate") shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will pay, in exchange for such lost, stolen or destroyed Certificate, the pro rata Total Merger Consideration to be paid in respect of the Company Shares formerly represented by such Certificate, as contemplated by this Article 1.

        Section 1.5    Closing; Payments; Effects.

        (a)    Closing.    The closing of the Merger and the other transactions contemplated thereby (the "Closing") shall take place at the offices of Debevoise & Plimpton LLP, 919 Third Avenue, New York, New York, 10022 at 10:00 a.m. on the date that is three (3) Business Days after the conditions set forth in Article 7 have been satisfied or waived (other than conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions), or on such other date as the Parties may agree to in writing (the date on which the Closing occurs, the "Closing Date"). At the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger that complies with the relevant provisions of the GBCC and is otherwise in form and substance reasonably acceptable to the Parties (the "Certificate of Merger") with the Secretary of State of the State of Georgia (the time of such filing, or such later time as may be agreed in writing by the Parties and specified in the Certificate of Merger, being the "Effective Time").

        (b)    Escrow.    At the Effective Time, Parent shall deposit, or shall cause to be deposited, with SunTrust Bank, a Georgia banking corporation or such other bank, trust company or fiduciary as may be designated by Parent, which shall be reasonably acceptable to the Company (the "Escrow Agent"), a number of shares of Parent Stock equal to the nearest whole number obtained by dividing $3,000,000 by the Relevant Per Share Price (the "Escrowed Shares") out of the Stock Consideration and $8,250,000 in cash (the "Escrowed Cash" and, together with the Escrowed Shares, the "Escrow Fund") out of the Cash Consideration. The Escrowed Shares and the Escrowed Cash are to be administered and released in accordance with the terms of this Agreement and the Escrow Agreement.

        (c)    Delivery of Share Certificates.    At the Closing, the Sellers shall deliver to the Parent certificates representing the Company Shares duly endorsed or accompanied by stock powers duly executed in proper form for transfer and accompanied by all requisite stock transfer tax stamps, free and clear of all Liens.

        (d)    Cash Consideration.    At the Effective Time, Parent will pay to each Shareholder by wire transfer of immediately available funds, to such account as shall be designated in writing by each Shareholder to Parent at least five (5) Business Days prior to the Closing Date, an amount in cash equal to (A) the number of Company Shares held by each such Shareholder immediately prior to the Effective Time multiplied by (B) the Per Share Cash Consideration.

        (e)    The Stock Consideration.    At the Effective Time, Parent will deliver to each Shareholder stock certificates evidencing such number of shares of Parent Stock as is equal to (A) the number of Company Shares held by each such Shareholder immediately prior to the Effective Time multiplied by (B) the Per Share Stock Consideration.

        (f)    Cancellation and Retirement of Company Shares.    At the Effective Time, all Company Shares issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each Shareholder shall cease to have any rights with respect thereto, except the right to receive the consideration specified in Section 1.2, payable or issuable, as applicable, in the form set forth in this Section 1.5.

        (g)    Cancellation of Treasury Stock.    At the Effective Time, all Company Shares issued and outstanding immediately prior to the Effective Time that are owned by the Company shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

        (h)    Company Options.    Upon the terms and subject to the conditions of this Agreement, at the Effective Time, each Company Option, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled at the Effective Time and shall be converted into the right to receive a portion of the Total Merger Consideration such that, for each share of Company Common Stock underlying a Company Option, the holder thereof shall be entitled to receive:

          (i)    an amount of cash equal to (x) the Per Share Cash Consideration minus (y) the exercise price of such Company Option;

          (ii)   a number of shares of Parent Stock equal to the Per Share Stock Consideration;

          (iii)  Escrowed Shares and Escrowed Cash in accordance with the terms of this Agreement and the Escrow Agreement; and

          (iv)  a contingent right to receive a portion of the Earnout Payments, if any are paid, pursuant to Section 1.7.

The cash amount referred to in Section 1.5(h)(i) above shall be paid to the holder of the applicable Company Option and the shares of Parent Stock referred to in Section 1.5(h) (ii) above shall be delivered to the holder of the applicable Company Option (A) if the term of such option would (but for this Agreement) otherwise expire on or before December 31, 2008, as soon as reasonably practicable, and in any event within 20 Business Days, after the Effective Time and (B) if the term of such option would (but for this Agreement) otherwise expire on or after January 1, 2009, as soon as reasonably practicable, and in any event within 20 Business Days, after January 1, 2009. The Company shall, prior to the Effective Time, take all necessary actions (including adopting any necessary resolutions of the Company Board and/or a committee of the Company Board or providing all required notices and obtaining any Required Consents) to ensure that all outstanding Company Options are treated as provided for in this Section 1.5(h), and that no holder of any such Company Option shall have any rights thereafter with respect thereto except as expressly provided in this Section 1.5(h).

        (i)    No Further Ownership Rights in Equity Securities of the Company.    The Total Merger Consideration issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Equity Securities of the Company, and there shall be no further registration of transfers on the records of the Surviving Corporation of any Equity Securities of the Company that were outstanding immediately prior to the Effective Time.

        (j)    Effects of the Merger.    The effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the GBCC. Without limiting the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation. The Surviving Corporation may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either the Company or Merger Sub that is reasonably necessary in order to carry out and effectuate the Merger consistent with the provisions of this Agreement.

        (k)    Tax Withholding Rights.    Parent, Merger Sub or the Surviving Corporation shall be entitled to deduct and withhold all amounts required to be withheld in respect of Taxes from any amount otherwise payable (in cash or in kind) pursuant to this Agreement and any amounts deducted or withheld from any such payment shall be treated for all purposes of this Agreement as having been paid.

        Section 1.6    Shareholder Loans.    With respect to the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any payment made to the holder of any Company Option pursuant to this Agreement, an amount sufficient to discharge any indebtedness of the recipient of such consideration and/or payment to the Company or any of its Subsidiaries, or any indebtedness that is guaranteed by the Company or any of its Subsidiaries, including, but not limited to, any indebtedness of such recipient incurred to purchase any shares of Company Common Stock and set forth in Section 1.6 of the Company Disclosure Letter, shall be applied first to such indebtedness and shall be deemed for all purposes of this Agreement as having been paid to such holders in respect of their Company Common Stock or Company Options. To the extent that the application of such consideration in accordance with the immediately preceding sentence would not be sufficient to discharge any such indebtedness, the Company shall cause the Persons owing such indebtedness to repay such indebtedness in cash prior to the Closing (such repayments by such Persons collectively the "Shortfall Payments").

        Section 1.7    Earnout.

        (a)    Calculation of Adjusted EBITDA.

        (i)    Parent shall cause the Surviving Corporation and its Subsidiaries' combined Adjusted EBITDA to be determined and an Adjusted EBITDA statement to be delivered to the Sellers' Representative, with appropriate workpapers and backup for the calculations made therein, on or before the thirtieth (30th) day after the last day of Year One, Year Two and Year Three, as the case may be (the "Annual Income Statement").

        (ii)   If within thirty (30) days following receipt of the Annual Income Statement by Sellers' Representative, the Sellers' Representative has not given Parent written notice of objection to such Annual Income Statement (such notice must contain a statement in reasonable detail of the basis of such objections), then the Company's and its Subsidiaries' combined Adjusted EBITDA reflected in the Annual Income Statement will be used in computing any payments due under this Section 1.7. If Sellers' Representative gives such notice of objection, and the items in dispute cannot be resolved by agreement between the Parent and the Sellers' Representative within thirty (30) days following Parent's receipt of the Sellers' Representative's written objection, the issues in dispute will be submitted to an Independent Accountant for resolution, with instructions to the Independent Accountant to determine the Company's and its Subsidiaries' combined Adjusted EBITDA in accordance with the definitions and principles set forth in this Agreement. If issues in dispute are submitted to the Independent Accountant for resolution, (a) each of Parent and the Sellers' Representative will furnish to the Independent Accountant such work papers and other documents and information relating to the disputed issues as the Independent Accountant may request and are available to it and will be afforded the opportunity to present to the Independent Accountant any material relating to the determination and to discuss the determination with the Independent Accountant; (b) the determination by the Independent Accountant of Adjusted EBITDA, as set forth in a written notice delivered to Parent and the Sellers' Representative by the Independent Accountant, will be binding and conclusive on the parties absent manifest error; and (c) the Surviving Corporation and the Sellers' Representative shall pay the fees and expenses of the Independent Accountant in connection with such determination, provided that the respective portions of such fees to be borne by the Surviving Corporation, on the one hand, and the Sellers' Representative, on the other hand, shall be determined by the Independent Accountant based on the percentage that the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, and the fees payable by the Shareholders shall be deducted from the Earnout Payment. The determination of the Independent Accountant shall be final, conclusive and binding on the parties. The Company shall maintain records during Year One, Year Two and Year Three sufficient to allow the Shareholders and the Parent to verify all calculations relevant to the Earnout Payments.

        (b)    Possible Year One Earnout Payment.    Based on the amount of Year One Adjusted EBITDA of the Company and its Subsidiaries, Parent shall pay to the Shareholders and Company Option holders an aggregate amount as set forth below:

          (i)    If Year One Adjusted EBITDA is less than or equal to Fourteen Million Dollars ($14,000,000), the Shareholders and Company Option holders shall not be entitled to be paid any Year One earnout payment.

          (ii)   If Year One Adjusted EBITDA is greater than Fourteen Million Dollars ($14,000,000), then the aggregate Year One earnout payment shall be the amount equal to the sum of:

            (x)   For every $1.00 by which Adjusted EBITDA exceeds Fourteen Million Dollars ($14,000,000), up to a total of Fifteen Million Dollars ($15,000,000), the Shareholders and Company Option holders shall receive $2.25; plus

            (y)   For every $1.00 by which Adjusted EBITDA exceeds Fifteen Million Dollars ($15,000,000), up to a total of Seventeen Million Dollars ($17,000,000), the Shareholders and Company Option holders shall receive $2.75; plus

            (z)   For every $1.00 by which Adjusted EBITDA exceeds Seventeen Million Dollars ($17,000,000), the Shareholders and Company Option holders shall receive $3.25.

        (c)    Possible Year Two Earnout Payment.    Based on the amount of Year Two Adjusted EBITDA of the Company and its Subsidiaries, Parent shall pay to the Shareholders and Company Option holders an aggregate amount as set forth below:

          (i)    If Year Two Adjusted EBITDA is less than or equal to Seventeen Million Dollars ($17,000,000), the Shareholders and Company Option holders shall not be entitled to be paid any Year Two earnout payment.

          (ii)   If Year Two Adjusted EBITDA is greater than Seventeen Million Dollars ($17,000,000), then the aggregate Year Two earnout payment shall be the amount equal to the sum of:

            (x)   For every $1.00 by which Adjusted EBITDA exceeds Seventeen Million Dollars ($17,000,000), up to a total of Twenty Million Dollars ($20,000,000), the Shareholders and Company Option holders shall receive $4.50; plus

            (y)   For every $1.00 by which Adjusted EBITDA exceeds Twenty Million Dollars ($20,000,000), up to a total of Twenty-Three Million Dollars ($23,000,000), the Shareholders and Company Option holders shall receive $5.50; plus

            (z)   For every $1.00 by which Adjusted EBITDA exceeds Twenty-Three Million Dollars ($23,000,000), the Shareholders and Company Option holders shall receive $6.50.

        (d)    Possible Year Three Earnout Payment.    Based on the amount of Year Three Adjusted EBITDA of the Company and its Subsidiaries, Parent shall pay to the Shareholders and Company Option holders an aggregate amount as set forth below:

          (i)    If Year Three Adjusted EBITDA is less than or equal to Nineteen Million Dollars ($19,000,000), the Shareholders and Company Option holders shall not be entitled to be paid any Year Three earnout payment.

          (ii)   If Year Three Adjusted EBITDA is greater than Nineteen Million Dollars ($19,000,000), then the aggregate Year Three earnout payment shall be the amount equal to the sum of:

            (x)   For every $1.00 by which Adjusted EBITDA exceeds Nineteen Million Dollars ($19,000,000), up to a total of Twenty-Two Million Dollars ($22,000,000), the Shareholders and Company Option holders shall receive $2.8125; plus

            (y)   For every $1.00 by which Adjusted EBITDA exceeds Twenty-Two Million Dollars ($22,000,000), up to a total of Twenty-Five Million Dollars ($25,000,000), the Shareholders and Company Option holders shall receive $3.4375; plus

            (z)   For every $1.00 by which Adjusted EBITDA exceeds Twenty-Five Million Dollars ($25,000,000), the Shareholders and Company Option holders shall receive $4.0625.

        (e)    Form of Payment; Payment Date.

        (i)    Any amount payable pursuant to Section 1.7(b), Section 1.7(c) or Section 1.7(d) hereof (the "Earnout Payments") shall be paid, (A) if Sellers' Representative does not object to the Annual Income Statement pursuant to Section 1.7(a), within forty-five (45) calendar days following the last day of Year One, Year Two or Year Three, as applicable, (B) if Parent has not performed its obligations under Section 1.7(a) with respect to the timely delivery of the Annual Income Statement, then on or before the thirtieth (30th) calendar day following Sellers' Representative's receipt of the Annual Income Statement, unless Sellers' Representative objects to the Annual Income Statement pursuant to Section 1.7(a), and (C) if Sellers' Representative objects to the Annual Income Statement pursuant to Section 1.7(a) hereof, then three (3) Business Days after the Independent Accountant's determination.

        (ii)   The first $7.5 million of any amount due under Section 1.7(b) shall be paid in cash by wire transfer or other immediately available funds to such account as shall be designated in writing by each Shareholder and Company Option holder to Parent; and the remainder of such Year One Earnout Payment shall be paid in a combination of Parent Stock (with the number of shares to be calculated as provided below) and cash in such relative proportion as the board of directors of Parent shall determine; provided, however, that to the extent that Parent pays more than $5 million (such excess, the "Excess Stockholder Payments") to holders of IPO Shares upon exercise of their rights to convert such IPO Shares into cash in accordance with Article Fifth of the Parent Certificate of Incorporation ("Dissenting Parent Stockholders"), then, notwithstanding the foregoing, Parent may reduce the amount of cash payable pursuant to the Year One Earnout Payment (and correspondingly increase the number of shares of Parent Stock) by an amount not exceeding the amount of the Excess Stockholder Payments.

        (iii)  The first $5 million of any amount due under Section 1.7(c) shall be paid in cash by wire transfer or other immediately available funds to such account as shall be designated in writing by each Shareholder and Company Option holder to Parent; the next $5.0 million of such Year Two earnout payment shall be paid fifty percent (50%) in Parent Stock (with the number of shares to be calculated as provided below) and fifty percent (50%) in cash; and the remainder of such Year Two Earnout Payment shall be paid in a combination of Parent Stock (with the number of shares to be calculated as provided below) and cash in such relative proportions as the board of directors shall determine; provided, however, that to the extent that Parent makes Excess Stockholder Payments and does not cover such excess from the reduction in cash permitted by Section 1.7(e)(ii), then, notwithstanding the foregoing, Parent may reduce the amount of cash payable pursuant to the Year Two Earnout Payment (and correspondingly increase the number of shares of Parent Stock) by an amount not exceeding the excess, if any, of (x) the Excess Stockholder Payment over (y) the amount by which cash payments pursuant to Section 1.7(e)(ii) were reduced pursuant to the proviso to Section 1.7(e)(ii).

        (iv)  The first $5 million of any amount due under Section 1.7(d) shall be paid in cash by wire transfer or other immediately available funds to such account as shall be designated in writing by each Shareholder and Company Option holder to Parent; the next $5.0 million of such Year Three Earnout Payment shall be paid fifty percent (50%) in Parent Stock (with the number of shares to be calculated as provided below) and fifty percent (50%) in cash; and the remainder of such Year Three Earnout Payment shall be paid in a combination of Parent Stock (with the number of shares to be calculated as provided below) and cash in such relative proportions as the board of directors shall determine.

        (v)   For the purpose of determining the number of shares of Parent Stock to be delivered pursuant to this Section 1.7, the Parent Stock shall be valued based on the average weighted closing price of Parent Stock on the American Stock Exchange (or such other national securities exchange on which the Parent Stock is then traded) for the twenty (20) trading day period ending on the last American Stock Exchange (or such other national securities exchange) trading day of Year One, Year Two or Year Three, as the case may be. Notwithstanding anything in this Agreement to the contrary, Parent may, in its sole discretion, pay all or any portion of an Earnout Payment in cash rather than in shares of Parent Stock; provided, however, that in the event Parent consummates a transaction in which all of the stockholders of Parent receive cash in exchange for their shares of Parent Stock, then all Earnout Payments due to be paid subsequent to the consummation of such transaction shall be paid solely in cash.

        (vi)  The amount of the Earnout Payment, if any, payable in respect of each share of Company Common Stock and each share of Company Common Stock underlying a Company Option shall be determined by dividing the applicable Earnout Payment by the Aggregate Company Shares and the aggregate number of shares of Company Common Stock that are underlying all Company Options immediately prior to the Effective Time.

        (vii) The shares of Parent Stock to be issued pursuant to this Section 1.7 shall be adjusted appropriately if, during the period commencing on the date that is twenty (20) trading days before the end of Year One, Year Two or Year Three, as applicable, and ending on the date such shares are actually issued and delivered to Shareholders, Parent (i) effects any dividend payable in shares of Parent Stock or any other class of Equity Securities; (ii) splits or combines the outstanding shares of Parent Stock; (iii) effects any reorganization or reclassification of Parent Stock or any other class of Equity Securities; or (iv) fixes a record date for the determination of shareholders entitled to any of the foregoing. No fractional shares of Parent Stock will be issued under this Section 1.7 and any fractional shares will be rounded up or down to the nearest whole number of shares to avoid the issuance of fractional shares (a fractional share of 0.5 or more will be rounded up; less than 0.5 will be rounded down). The issuance of shares of Parent Stock to be issued pursuant to Section 1.7 hereof shall be duly registered under the Securities Act, and subject to the extent applicable to Rule 145 restrictions as promulgated under the Securities Act.

        (f)    Protective Provisions.

        (i)    The Parties acknowledge that the right to receive the Earnout Payments described in this Section 1.7 is an integral part of the consideration to be received by the Shareholders pursuant to this Agreement and the Merger. In furtherance of the foregoing, Parent agrees that, (x) until the Year Three Earnout Payment is determined, Parent shall not take any actions, or fail to take any actions with the specific intent of reducing or impairing the amount of the Earnout Payments, and (y) until the end of Year Three, Parent shall use reasonable commercial efforts to:

          (a)   permit the Sellers' Representative and his agents, attorneys and accountants to have reasonable access, upon reasonable notice and during normal business hours, to all books and records of the Company for the purpose of verifying Parent's compliance with this Section 1.7; provided that, any such investigation shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and shall be arranged through responsible officers of the Company designated for such purpose;

          (b)   not (i) terminate Mr. Philip Shou's, Mrs. Gen Chu Shou's or Mr. James P. Crownover's employment with the Company without Cause (as defined in such person's respective Employment Agreement) or (ii) take any of the actions set forth in Section 9(f) of the respective Employment Agreement of such person.

          (c)   cause the collective business activities of the Company to be accounted for separately from any other business activities and operations of Parent or its subsidiaries or Affiliates, and shall maintain such books and records with respect thereto as shall be necessary to carry out the provisions hereof; and

          (d)   not change the fiscal year of the Company.

        Section 1.8    Articles of Incorporation; Organizational Documents; Officers and Directors.

        (a)   Articles of Incorporation.    The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of the Company as of the Effective Time.

        (b)   Bylaws.    The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

        (c)   Directors.    From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

        (d)   Officers.    From and after the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation. .

        Section 1.9    Rule 145.    All shares of Parent Common Stock issued pursuant to this Agreement to "affiliates" (as defined for purposes of Rule 145 under the Securities Act) of the Company listed in Section 1.9 of the Company Disclosure Letter, including shares of Parent Common Stock issued pursuant to Section 1.7 in connection with the Earnout Payment, if any, to the extent any Seller is an "affiliate" (as defined for purposes of Rule 145 under the Securities Act) of the Company at the time of such payment, will be subject to certain resale restrictions under Rule 145 under the Securities Act and all certificates representing such shares shall not be issued until Parent has received written undertakings from such affiliates in respect of the resale restrictions under Rule 145 under the Securities Act.

ARTICLE 2
Representations and Warranties of the Company

        Except as set forth in the corresponding sections or subsections of the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, as follows:

        Section 2.1    Corporate Status.    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each of the jurisdictions specified in Section 2.1 of the Company Disclosure Letter, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company as currently in effect, and the Company is not in violation of any provision of such Organizational Documents.

        Section 2.2    Corporate and Governmental Authorization.

        (a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of the Company's obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of the Company other than the approval of this Agreement by the requisite vote of Shareholders under the GBCC and the Company's articles of incorporation. The Company has duly executed and delivered this Agreement and on or before the Closing Date will have duly executed and delivered the Ancillary Agreements. This Agreement constitutes, and each such Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditor's rights generally and (ii) applicable equitable principles whether considered in a proceeding at law or in equity.

        (b)   The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Company and the Sellers, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the Competition Laws of the jurisdictions set forth in Section 2.2(a)(i) of the Company Disclosure Letter (the "Foreign Competition Laws"), (ii) compliance with any applicable requirements of the other Laws of the jurisdictions set forth in Section 2.2(a)(ii) of the Company Disclosure Letter, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Georgia, and (iv) any actions or filings under Laws other than Competition Laws and Environmental Laws the absence of which would not be, individually or in the aggregate, materially adverse to the Company, or materially impair the ability of the Company to consummate the transactions contemplated hereby or thereby or the ability of the Company to continue to conduct its business following the Closing.

        Section 2.3    Non-Contravention.    The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company, (ii) assuming compliance with the matters referred to in Section 2.2(a), conflict with or result in a violation or breach of any provision of any applicable Law, (iii) other than as set forth in Section 2.3 of the Company Disclosure Letter, require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Material Contract or any material Permit affecting the Assets or business of the Company, or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any Assets.

        Section 2.4    Capitalization.

        (a)   The issued and authorized Equity Securities of the Company consist solely of the following: (i) a total of 578,706 shares of Company Common Stock, par value $0.01 (the "Company Shares"), are issued and outstanding, (ii) options to acquire 31,500 Company Shares are outstanding, and (iii) no warrants to acquire Company Shares are outstanding. Section 2.4 of the Company Disclosure Letter sets forth a complete list of all outstanding holders of Equity Securities of the Company (whether or not vested or exercisable), the Equity Securities held by such holders and all outstanding indebtedness of such holders to the Company or any of its Subsidiaries, or any indebtedness that is guaranteed by the Company or any of its Subsidiaries, including, but not limited to, any indebtedness such holder incurred to purchase any shares of Company Common Stock, in each case as of the date hereof.

        (b)   Except as described in Section 2.4(a), there are no outstanding (i) Company Shares or other voting or equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for Company Shares or other voting or equity interests in the Company, (iii) options or other rights or agreements, commitments or understandings of any kind to acquire from the Company, or other obligation of the Sellers or the Company to issue, transfer or sell, any shares or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for Company Shares or other voting or equity interests in the Company, (iv) voting trusts, proxies or other similar agreements or understandings to which the Company or the Sellers are a party or by which the Company or the Sellers are bound with respect to the voting of any Company Shares or other voting or equity interests in the Company, or (v) contractual obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Company Shares or other voting or equity interests in the Company.

        Section 2.5    Subsidiaries; Ownership Interests.    Except as set forth in Section 2.5 of the Company Disclosure Letter, the Company does not own any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into capital stock of or other voting or equity interests in) any Person.

        Section 2.6    Financial Statements; Accounting Controls.

        (a)   The Company has delivered to Parent complete copies of (i) audited financial statements of the Company at and for the periods ended December 31, 2005, December 31, 2006 and December 31, 2007 (the last such date, the "Balance Sheet Date"), together with the report of the Company's independent auditors thereon (the "Audited Financial Statements"), and (ii) unaudited interim financial statements of the Company at and for the month ended February 29, 2008 (the "Unaudited Financial Statements"), including in each of clauses (i) and (ii) a balance sheet and statements of income or operations, cash flows and retained earnings or shareholders' equity (the Audited Financial Statements and the Unaudited Financial Statements, collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with the United States generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto) and present fairly in all material respects the financial position, results of operations and cash flows of the Company at and for the respective periods indicated (subject, in the case of the Unaudited Financial Statements, to (i) normal year-end adjustments, which will not be material to the Company and (ii) to the absence of notes).

        (b)   The Company's Net Working Capital as of the Balance Sheet Date and as of the Closing Date shall be not less than $19,800,000.

        Section 2.7    No Undisclosed Material Liabilities.    The Company does not have any liabilities or obligations, whether known, unknown, absolute, accrued, contingent or otherwise and whether due or to become due, except (a) as set forth in Section 2.7 of the Company Disclosure Letter, (b) liabilities and obligations disclosed or reserved against in the Reference Balance Sheet or specifically disclosed in the notes thereto and (c) liabilities and obligations that (i) were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice and (ii) individually and in the aggregate would not have a Material Adverse Effect.

        Section 2.8    Information Supplied.    None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement or consent solicitation statement to be used for soliciting proxies from holders of Parent Stock to be acted upon at the Special Meeting and to be filed by Parent with the SEC relating to the Parent Stockholder Approval (the "Proxy Statement") will, at the date it is first mailed to the Parent stockholders or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements herein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4, or any amendment or supplement thereto, pursuant to which the shares of Parent Stock to be issued as Stock Consideration or pursuant to Section 1.7 will be registered with the SEC (the "Registration Statement") shall, at the time such document is filed, at the time amended or supplemented and at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

        Section 2.9    Absence of Certain Changes.    Since the Balance Sheet Date, except as set forth in Section 2.9 of the Company Disclosure Letter, the business of the Company has been conducted in the ordinary course consistent with past practice and there has not been:

          (a)   any event, development or state of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

          (b)   any declaration or payment of any dividend or other distribution with respect to any Equity Securities of the Company, or any redemption or other acquisition by the Company of any Equity Securities of the Company;

          (c)   any amendment or modification of the Organizational Documents of the Company or of the terms of any Equity Securities of the Company;

          (d)   except in the ordinary course of business and consistent with prior practice, any incurrence of any Indebtedness by the Company in an amount in excess of $100,000;

          (e)   any creation or other incurrence of any Lien on any material Asset of the Company other than Permitted Liens;

          (f)    any loan, advance or capital contribution to or investment in any Person by the Company;

          (g)   any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the Assets, taken as a whole;

          (h)   any (i) change in any method of accounting or accounting principles or practices by the Company except for any such change required by reason of a concurrent change in GAAP or (ii) revaluation of any material Assets;

          (i)    any (i) grant of any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Company, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entry into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) entered into with any director, officer or employee of the Company, (iv) establishment, adoption or amendment (except as required by applicable Law) of any Company Benefit Plan or any other collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company, except in the ordinary course of business of the Company and consistent with prior practice;

          (j)    any capital expenditures, or commitments for capital expenditures, in an amount in excess of $200,000, in the aggregate, by the Company;

          (k)   any material Tax election made or changed, any annual Tax accounting period changed, any method of Tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material proposed Tax adjustments or assessments, any material Tax claim, audit or assessment settled, any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered, or any statute of limitations with respect to Taxes waived, in each case, by or with respect to the Company;

          (l)    any material payments made to, discounting in favor of or any other consideration extended to customers or suppliers by the Company, other than in the ordinary course of business consistent with past practice;

          (m)  any failure to pay or satisfy when due, or following any applicable grace period, any material liability of the Company;

          (n)   any sale, transfer, lease or other disposition of any material Asset, except for inventory sold in the ordinary course of business consistent with past practice;

          (o)   any acquisition of a material amount of the stock or assets of any Person;

          (p)   any amendment, cancellation, compromise or waiver of any material claim or right of the Company;

          (q)   any termination or material modification of the relationship between the Company and its significant suppliers or customers, or any notification to the Company of any proposal therefor or, to the knowledge of the Company, the occurrence of any event that would reasonably be expected to result in any such termination or modification other than in the ordinary course of business consistent with past practice;

          (r)   issuance, sale or grant of any options, warrants or rights to purchase or subscribe to, or entry into any arrangement or contract with respect to the issuance or sale of, any Equity Securities of the Company, or any change (by combination, reorganization or otherwise) in the capital structure of the Company; or

          (s)   any agreement or commitment by the Company to do any of the foregoing or any action or omission by the Company that would reasonably be expected to result in any of the foregoing.

        Section 2.10    Material Contracts.

        (a)   Except as disclosed in Section 2.10 of the Company Disclosure Letter, the Company is not a party to or bound by:

          (i)    any agreement relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $1 million;

          (ii)   any joint venture, partnership, limited liability company or other similar agreements or arrangements (including any agreement providing for joint research, development or marketing);

          (iii)  any agreement or series of related agreements, including any option agreement or engagement letter, relating to the acquisition or disposition of any business, a material amount of stock or assets of any Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

          (iv)  any agreement that (A) restricts the Company from competing in any line of business or with any Person or in any area or that would so restrict the Parent or its Affiliates or the Surviving Corporation after the Closing or (B) contains exclusivity obligations or exclusivity restrictions binding on the Company or that would be binding on Parent or any of its Affiliates after the Closing;

          (v)   any agreement or series of related agreements with any Person for the purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the Company over the remaining term of such agreement or related agreements of $100,000 or more or under which the Company made payments of $100,000 or more during the 12-month period ending on the Balance Sheet Date;

          (vi)  any customer, sales, distribution, agency or other similar agreement with any Person providing for the sale by the Company of services, materials, supplies, goods, equipment or other assets that provides for aggregate payments to the Company over the remaining term of the agreement of $100,000 or more or under which payments of $100,000 or more were made to the Company during the 12-month period ending on the Balance Sheet Date;

          (vii) any agreement relating to any interest rate, derivatives or hedging transaction;

          (viii)  any agreement (including any "take-or-pay" or keepwell agreement) under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company or (B) the Company has directly or indirectly guaranteed any liabilities or obligations of any Person (in each case other than in the ordinary course of business); or

          (ix)  any other agreement, commitment, arrangement or plan that is (A) not made in the ordinary course of business and (B) material to the Company.

        (b)   Except as described in Section 2.10 of the Company Disclosure Letter, each agreement, commitment, arrangement or plan required to be disclosed in the Company Disclosure Letter pursuant to this Section or Sections 2.11, 2.12, 2.19, 2.20 or 2.25 (each a "Material Contract") is a valid and binding agreement of the Company and is in full force and effect, and none of the Company nor, to the Knowledge of the Company, any other party thereto is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract, and, to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default thereunder or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete copies of (i) each such Material Contract (including all modifications and amendments thereto and waivers thereunder) and (ii) all form contracts, agreements or instruments used in and material to the Business have been made available to Parent.

        Section 2.11    Properties.

        (a)    Title to Assets, Etc.    Except as described in Section 2.11(a) of the Company Disclosure Letter, the Company has good and valid (and, in the case of Owned Real Property, good, valid and marketable fee simple) title to, or otherwise has the right to use pursuant to a valid and enforceable lease, license or similar contractual arrangement, all of the assets (real and personal, tangible and intangible, including all Intellectual Property) that are used or held for use in connection with the Business or are reflected on the Reference Balance Sheet or were acquired after the Balance Sheet Date (collectively, the "Assets") except for inventory sold in the ordinary course of business consistent with past practice, in each case free and clear of any Lien other than Permitted Liens or otherwise subject to the terms of any such lease, license or similar contractual arrangement.

        (b)    Sufficiency of Assets, Etc.    The Assets constitute all of the assets required in all material respects for the current conduct of the Business. Except as described in Section 2.11(b) of the Company Disclosure Letter, the plants, buildings, structures and material equipment included in the Assets are in good repair and operating condition, subject only to ordinary wear and tear, and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of the Company, there are no facts or conditions affecting any Assets that would reasonably be expected, individually or in the aggregate, to interfere in any material respect with the use, occupancy or operation of such Assets, taken as a whole.

        (c)    Equipment; Leased Personal Property.    Section 2.11(c) of the Company Disclosure Letter lists all material equipment owned by the Company (including the location thereof) and held for use in, primarily used in, or related primarily to, the Business having a book value in excess of $100,000. Section 2.11(c) of the Company Disclosure Letter also lists each lease to which the Company is a party with respect to personal property used exclusively in the conduct of the Business having aggregate remaining lease payments in excess of $100,000. The Company has made available to the Parent true and complete copies of all the personal property leases set forth in Section 2.11(c) of the Company Disclosure Letter.

        (d)    Owned Real Property.    Section 2.11(d) of the Company Disclosure Letter lists all real property owned by the Company (together with all improvements and fixtures presently or hereafter located thereon or attached or appurtenant thereto or owned by the Company and located on Leased Real Property, and all easements, licenses, rights and appurtenances relating to the foregoing, the "Owned Real Property"). Section 2.11(d) of the Company Disclosure Letter lists the address and owner of each parcel of Owned Real Property and describes all improvements on each such parcel.

        (e)    Leased Real Property.    Section 2.11(e) of the Company Disclosure Letter lists all of the real property leased by the Company (the "Leased Real Property", and the leases pursuant to which such real property is leased, the "Leases"), which list sets forth the address, landlord and tenant for each

Lease. The Company has made available to Parent complete copies of each Lease. The Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property.

        (f)    Current Use.    The use and operation of the Owned Real Property and the Leased Real Property in the conduct of the Business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement to which the Company is a party.

        Section 2.12    Intellectual Property.

        (a)    Owned Intellectual Property.    Section 2.12(a) of the Company Disclosure Letter lists all Intellectual Property owned by the Company (the "Owned Intellectual Property") that is registered or subject to an application for registration or that is otherwise material to the Business, other than Trade Secrets. The Company is the exclusive owner of the Owned Intellectual Property set forth in Section 2.12(a) of the Company Disclosure Letter and, to the Knowledge of the Company, of the Trade Secrets owned by the Company, free and clear of any Liens other than Permitted Liens and standard non-exclusive licenses granted in the ordinary course of business.

        (b)    Licenses and Other Agreements.    Section 2.12(b) of the Company Disclosure Letter lists all agreements to which the Company is a party or by which any of them is otherwise bound that relate to Intellectual Property, including (i) licenses of Intellectual Property to the Company by any other Person (other than "off-the-shelf" or mass-market software licenses), (ii) licenses of Intellectual Property to any Person by the Company, (iii) agreements otherwise granting or restricting the right to use Intellectual Property and (iv) agreements transferring, assigning, indemnifying with respect to or otherwise relating to Intellectual Property used or held for use in the Business, in each case to the extent material to the Business. All Intellectual Property used by the Company is either owned by the Company or licensed to the Company pursuant to an agreement listed in Section 2.12(b) of the Company Disclosure Letter, except as otherwise provided on such schedule.

        (c)    No Infringement.    The conduct of the Business does not infringe, misappropriate or otherwise conflict with the rights of any Person in respect of any Intellectual Property. To the Knowledge of the Company, none of the Owned Intellectual Property is being infringed, misappropriated or otherwise used or being made available for use by any Person without a license or permission from the Company, except as set forth in Section 2.12(c) of the Company Disclosure Letter.

        (d)    Protection of Intellectual Property.    Except as set forth in Section 2.12(d) of the Company Disclosure Letter, the Company has taken all actions reasonably necessary to protect the Owned Intellectual Property that is material to the Business under all applicable Laws (including making and maintaining in full force and effect all necessary filings, registrations and issuances). The Company has taken all actions reasonably necessary to maintain the secrecy of all confidential Intellectual Property used in the Business. To the Knowledge of the Company, the Company is not using any material Owned Intellectual Property in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Owned Intellectual Property.

        (e)    Assignment and Work for Hire Agreements.    Except as set forth in Section 2.12(e) of the Company Disclosure Letter, all Persons who have contributed to or participated in any material way in the conception and/or development of the Owned Intellectual Property on behalf of the Company (1) have been a party to a "work for hire" arrangement or agreements with the Company in accordance with applicable Law that has accorded the Company and its Subsidiaries exclusive ownership of all tangible and intangible property thereby arising, or (2) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company exclusive ownership of all tangible and intangible property thereby arising.

        Section 2.13    Litigation.    Except as set forth in Section 2.13 of the Company Disclosure Letter, (i) there is no Litigation pending or, to the Knowledge of the Company, threatened against or affecting the Company, and (ii) there are no settlement agreements or similar written agreements with any Governmental Authority and no outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against or affecting the Company.

        Section 2.14    Compliance with Laws.    The Company is and has been in compliance in all material respects with all applicable foreign, federal, state and local laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees ("Laws"), and, to the Knowledge of the Company, is not and has not been charged or under investigation with respect to any material violation of, any applicable laws.

        Section 2.15    Licenses and Permits.    The Company has all licenses, franchises, permits, certificates, approvals or other similar authorizations affecting, or relating to, the Assets or the operation of the Business (the "Permits"), except for such Permits the failure of which to hold would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 2.15 of the Company Disclosure Letter, (i) the Permits are valid and in full force and effect, (ii) the Company is not in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Merger.

        Section 2.16    Environmental Matters.    Except as set forth in Section 2.16 of the Company Disclosure Letter:

        (a)   The Company has complied and is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with all applicable Environmental Permits. No written, or to the Knowledge of the Company, any oral notice of violation, notification of liability or potential liability, or request for information has been received by the Company relating to or arising out of any Environmental Law. No order has been issued and is currently in effect, and since January 1, 2002 no penalty or fine has been assessed, involving the Company relating to or arising out of any Environmental Law.

        (b)   Neither the Company nor, to the Knowledge of the Company, any other Person has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to the environmental conditions at, on, above, under, or about any properties or assets currently or, to the Knowledge of the Company, formerly owned, leased, operated or used by the Company or any predecessors in interest.

        (c)   The Company has provided to Parent all environmental site assessments, audits, investigations and studies in the possession, custody or control of the Company or the Shareholders, the Company, relating to properties or assets currently or formerly owned, leased, operated or used by the Company.

        (d)   There are no active or abandoned underground tanks and related pipes at the Owned Real Property or Leased Real Property.

        (e)   The Company does not sell and has not sold any product containing asbestos or that utilizes or incorporates asbestos-containing materials in any way.

        (f)    With respect to the currently occupied Real Property and Leased Real Property, tangible Assets, the Business and, to the Knowledge of the Company, with respect to formerly Owned Real Property and Leased Real Property, there has been no Release, disposal, arrangement for disposal of, or exposure of any Person to, any Hazardous Substance that has given or could reasonably be expected to give rise to any material liabilities under any Environmental Law.

        Section 2.17    Inventories.    Except as described in Section 2.17 of the Company Disclosure Letter or as reflected in the Financial Statements, all Inventories of the Company and its Subsidiaries consist of items of merchantable quality and quantity usable (in the case of raw materials or work in progress) or saleable (in the case of finished goods) in the ordinary course of business consistent with past practice, are saleable with a value (net of reserves) at prevailing market prices. The quantities of all inventories, materials, and supplies of the Company (net of the obsolescence reserves therefore shown in the Financial Statements and determined in the ordinary course of business, calculated in accordance with GAAP and consistent with past practice of the Company) are not obsolete, damaged, slow-moving, defective, excessive, or otherwise irregular and are reasonable and balanced in the circumstances of the Company as of the date hereof.

        Section 2.18    Product Liability.    In connection with the Business except as described in Section 2.18 of the Company Disclosure Letter or as reflected in the Financial Statements:

          (a)   each product manufactured, sold or otherwise delivered by the Company has been in material conformity with all applicable contractual commitments and all express and implied warranties;

          (b)   the Company does not have any liability for replacement or repair of any such products or other damages or other costs in connection herewith in excess of reserves therefore shown in the Financial Statements; and

          (c)   there have been no product recalls by the Company during the three years ending on the date hereof (the "Products Recall Period") nor, to the knowledge of the Company, the five year period preceding the Products Recall Period.

        Section 2.19    Employees, Labor Matters, Etc.    The Company is not a party to and is not otherwise bound by any collective bargaining agreement, and there are no labor unions, workers' councils or other organizations or groups representing, purporting to represent or, to the Knowledge of the Company, attempting to represent any employees employed by the Company and, to the Knowledge of the Company, no union organizing effort is threatened or pending against the Company. Since December 31, 2004, there has not occurred or, to the Knowledge of the Company, been threatened any lockdown, strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company. Except as set forth in Section 2.19 of the Company Disclosure Letter, there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company. The Company is in compliance in all material respects with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours and (iii) unfair labor practices. The Company has no liabilities under the Worker Adjustment and Retraining Notification Act of 1988. The Company has not received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of the Company and, to the knowledge of the Company, no such investigation is in progress.

        Section 2.20    Employee Benefit Plans and Related Matters; ERISA.

        (a)    Disclosure.    Section 2.20(a) of the Company Disclosure Letter lists all the Company Benefit Plans (including a description of any oral Company Benefit Plans). With respect to each such Company Benefit Plan, the Company has provided or made available to Parent, to the extent applicable, true and complete copies of (i) all plan documents, trust agreements, insurance contracts and other funding arrangements, (ii) the two most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the two most recent Forms 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar reports filed with any comparable

Governmental Authority in any non-U.S. jurisdiction having jurisdiction over any Company Benefit Plan, and all schedules thereto, (iv) the most recent IRS determination letter, (v) all current summary plan descriptions, (vi) all material communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Authority (including a written description of any oral communication), (vii) any actuarial study of any pension, disability, post-employment life or medical benefits provided under any such Company Benefit Plan, (viii) all current employee handbooks and manuals, (ix) statements or other communications regarding withdrawal or other multiemployer plan liabilities (or similar liabilities pertaining to any non-U.S. employee benefit plan sponsored by the Company, if any), and (x) all amendments and modifications to any such Company Benefit Plan or related document. The Company has not communicated to any current or former employee any intention or commitment to amend or modify any Company Benefit Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement.

        (b)    Qualification.    Each Company Benefit Plan intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, is so qualified and has received a favorable determination letter from the IRS or equivalent communication. All amendments and actions required to bring each Company Benefit Plan into conformity with the applicable provisions of ERISA, the Code, and other applicable Law have been made or taken, except to the extent such amendments or actions are not required by law to be made or taken until after the Closing Date. Each Company Benefit Plan has been maintained and administered in all material respects in accordance with applicable Law and its terms.

        (c)    Liability; Compliance.

        (i)    Neither the Company nor any of its Related Persons nor any predecessor thereof sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any pension plan subject to Title IV of ERISA.

        (ii)   None of the Company nor any Related Person with respect to the Company has been involved in any transaction that could cause the Company or, following the Closing Date, Parent or any of their respective Affiliates to be subject to liability under section 4069 or 4212 of ERISA. None of the Company or any Related Person with respect to the Company has incurred (either directly or indirectly, including as a result of an indemnification obligation) any liability under or pursuant to Title I or IV of ERISA or the penalty, excise Tax or joint and several liability provisions of the Code relating to employee benefit plans, and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to the Company, any Related Person with respect to the Company or, following the Closing Date, Parent or any of its Affiliates. All contributions and premiums required to have been paid by the Company or any Related Person with respect to the Company to any Company Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law (including ERISA and the Code) or collective bargaining agreement have been paid within the time prescribed by any such plan, agreement or applicable Law.

        (iii)  There are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by or on behalf of any participant in any of the Company Benefit Plans, or otherwise involving any such Company Benefit Plan or the assets of any Company Benefit Plan that individually or in the aggregate would not reasonably be expected to be materially adverse to the Company. The Company Benefit Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Authority, domestic or foreign, and no matters are pending with respect to a Company Benefit Plan under the IRS's Employee Plans Compliance Resolution Program, or other similar programs of a state or local Governmental Authority.

        (iv)  No Company Benefit Plan is, and the Company has not, at any time during the last six years, contributed or been obligated to contribute to, a multiemployer plan (as defined in section 4001(a)(3) of ERISA) or a "multiple employer plan" within the meaning of section 4063 or 4064 of ERISA.

        (v)   The Company has no liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company except as required to avoid excise tax under section 4980B of the Code.

        (vi)  Except as set forth in Section 2.20(c)(vi) of the Company Disclosure Letter, the execution, delivery, and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not (alone or in combination with any other event) result in an increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any increased or accelerated funding obligation or the forgiveness of indebtedness with respect to any Company Benefit Plan, or impose restrictions or limitations on the Company's rights to administer, amend or terminate any Company Benefit Plan. No payment or deemed payment by the Company will arise or be made as a result (alone or in combination with any other event or payment) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the transactions contemplated by this Agreement, that would not be deductible pursuant to section 280G of the Code. No person is entitled to receive any additional payment (including, without limitation, any tax gross-up or other payment) from the Company or any other person as a result of the imposition of the excise tax required by section 4999(a) of the Code.

        (vii) Each person who has received compensation for the performance of services on behalf of the Company has been properly classified as an employee or independent contractor in accordance with applicable Law and each Company Benefit Plan has complied with the "leased employee" provisions of the Code.

        (viii)  Except as set forth in Section 2.20(c)(viii) of the Company Disclosure Letter, each Company Benefit Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code and any award thereunder has been operated since January 1, 2005 based upon a good faith, reasonable interpretation of Section 409A of the Code and any authority required or permitted to be relied upon thereunder, including, without limitation, (x) the proposed regulations issued thereunder, (y) the final regulations issued thereunder or (z) Internal Revenue Service Notice 2005-1.

        Section 2.21    Tax Matters.    Except as set forth in Section 2.21 of the Company Disclosure Letter:

          (a)   The Company has (i) duly and timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects and (ii) duly and timely paid in full all material Taxes (whether or not reflected on such Tax Returns) required to be paid by or with respect to it, or that could give rise to a Lien on its assets.

          (b)   There are no Liens for Taxes upon the assets or properties of the Company except for Permitted Liens.

          (c)   The Company has duly and timely withheld all Taxes required to be withheld and has duly and timely paid over to the proper Governmental Authority all such amounts (or such amounts have been withheld and paid over on its behalf) under all applicable Laws.

          (d)   Section 2.21(d) of the Company Disclosure Letter sets forth a list of all the states, territories and jurisdictions in which the Company is currently filing, or has filed during the past three years, any income, franchise, sales or use Tax Return. The Company has made available to

  Parent complete and correct copies of (i) all such Tax Returns (including any amendments thereto) filed on or prior to the date hereof for each taxable year beginning on or after January 1, 2004 and (ii) all examination reports, notices of proposed adjustments and statements of deficiencies, if any, relating to the audit of such Tax Returns by any Governmental Authority, for each tax year beginning on or after January 1, 2001.

          (e)   All accounting entries (including charges and accruals) for Taxes with respect to the Company reflected on the books of the Company are adequate to cover any material Tax liabilities accruing through the end of the last period for which the Company ordinarily records items on its books and were properly accrued in accordance with GAAP. Since the end of the last period for which the Company ordinarily records items on its books, the Company has not engaged in any transaction, or taken any other action, other than in the ordinary course of business, that would reasonably be expected to result in a materially increased Tax liability or materially reduced Tax Asset.

          (f)    All Tax Returns with respect to Tax years of the Company through the Tax year ended December 31, 2006 have been filed, and an extension until September 15, 2008 for the Tax Return for the Company's Tax year ended December 31, 2007 has been filed. No written agreement or other document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes of or with respect to the Company, and no written power of attorney with respect to any such Taxes has been filed or entered into with any Governmental Authority. The time for filing any Tax Return with respect to the Company, other than the Tax Return for the Company's Tax year ended December 31, 2007, has not been extended to a date later than the date of this Agreement. No Taxes of or with respect to the Company are currently under audit, examination or investigation by any Governmental Authority. No jurisdiction in which the Company does not file a Tax Return has made a claim that the Company is required to file a Tax Return for such jurisdiction. No Governmental Authority has asserted or threatened to assert any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company with respect to any taxable period for which the period of assessment or collection remains open. No circumstances exist to form the basis for asserting or raising such claim or issue. No adjustment that would materially increase the Tax liability, or materially reduce any Tax Asset, of the Company has been made, proposed or threatened by a Governmental Authority during any audit of any taxable period which would reasonably be expected to be made, proposed or threatened in an audit of any subsequent taxable period. All elections and methods of accounting as utilized in the Tax Returns are currently valid.

          (g)   The Company (i) has not received or applied for a Tax ruling or entered into a closing agreement pursuant to section 7121 of the Code (or any predecessor provision or any similar provision of state or local law), in either case that would be binding upon the Company after the Closing Date, (ii) is not or has not been a member of any affiliated federal, state, local or foreign, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes or (iii) has no liability for the Taxes of any Person (whether under Treasury Regulation section 1.1502-6 or any similar provision of state, local or foreign law, as a transferee or successor, pursuant to any tax allocation, sharing or indemnity agreement or other contractual agreements, or otherwise).

          (h)   The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

  The Company has not participated in any "reportable transaction" within the meaning of Treasury Regulations section 1.6011-4(b)(1).

          (i)    The Company has not constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of section 355(e) of the Code) in connection with the transactions described in this Agreement.

          (j)    The Company is not, and has not been, (i) a United States real property holding corporation (as defined in section 897(c)(2) of the Code) during the applicable period specified in section 897(c)(1)(A)(ii) of the Code, or (ii) a personal holding company (as defined in section 542 of the Code).

        Section 2.22    Insurance.    Section 2.22 of the Company Disclosure Letter lists, and Sellers have made available to Parent complete copies of, all insurance policies (including fidelity bonds and other similar instruments) relating to the Assets, the Business or the employees, officers or directors of the Company. There is no material claim by or with respect to the Company pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. All premiums payable under such policies have been timely paid, and Sellers and the Company have otherwise complied in all material respects with the terms and conditions of such policies. Such policies (or other policies providing substantially similar insurance coverage) have been in effect continuously since January 1 of the third calendar year preceding the Balance Sheet Date and remain in full force and effect. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to those of the Company or any Subsidiary of the Company. The Company does not know of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of such policies.

        Section 2.23    Customers and Suppliers.

        (a)   Section 2.23(a) of the Company Disclosure Letter identifies (a) the Company's top 10 (ranked by volume of sales) customers (including Affiliates of Sellers) for the two most recently ended fiscal years of the Company and (b) the amount of purchases by each such customer during such periods. Except as described in Section 2.23(a) of the Company Disclosure Letter, neither the Company nor Sellers have received any notice or have any reason to believe that any such customer (i) has materially reduced or will materially reduce, the use of products or services of the Company, or (ii) has sought to reduce the price it will pay for products or services of the Company, including in each case as a result of this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby.

        (b)   Section 2.23(b) of the Company Disclosure Letter identifies (a) the Company's top 10 (ranked by volume of purchases) suppliers (including any Affiliates of Sellers) from which the Company, individually or in the aggregate, ordered raw materials, supplies or other products or services during the two most recently ended fiscal years of the Company and (b) the amount of purchases from each such supplier during such periods. Since the Balance Sheet Date, there has not been any material adverse change in the terms and conditions of sale of such raw materials, supplies or other products or services, and the Company and the Sellers have no Knowledge that there will be such change (other than general and customary price increases and other market driven changes) after the Closing Date including as a result of this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby.

        Section 2.24    Finders' Fees.    Except for Near Earth LLC, whose fees and expenses will be paid by the Company, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Sellers or the Company who might be entitled to any fee or commission from Parent or any of its Affiliates (including, after the Closing, the Company) upon consummation of the transactions contemplated by this Agreement.

        Section 2.25    Intercompany Accounts; Transactions with Affiliates.

        (a)   Section 2.25(a) of the Company Disclosure Letter lists all balances as of the Balance Sheet Date between the Sellers or any of their Affiliates (other than the Company), on the one hand, and the Company, on the other hand. Since the Balance Sheet Date there has not been any accrual of liability by the Company to any Seller or any of its Affiliates (other than the Company) or other transaction between the Company and the Sellers or any of their Affiliates (other than the Company), except, with respect to the period prior to the date of this Agreement, in the ordinary course of business of the Company consistent with past practice, and thereafter, as provided in Section 2.25(a) of the Company Disclosure Letter.

        (b)   Section 2.25(b) of the Company Disclosure Letter lists all agreements, arrangements and other commitments or transactions to or by which the Company, on the one hand, and any Seller or any of its Affiliates (other than the Company), on the other hand, are or have been a party or otherwise bound or affected and that (i) were entered into since December 31, 2004, (ii) are currently pending or in effect or (iii) involve continuing liabilities or obligations that, individually or in the aggregate, have been or will be material to the Company (each, an "Affiliate Transaction"). Each Affiliate Transaction was on terms and conditions no more favorable to the Company than as would have been obtainable by them at the time in a comparable arm's-length transaction with a Person other than a Seller or any of its Affiliates. Except as set forth in Section 2.25(b) of the Company Disclosure Letter, no stockholder, officer, director or employee of the Company, or any family member, relative or Affiliate of any such stockholder, officer, director or employee, (i) owns, directly or indirectly, any interest in (x) any asset or other property used in or held for use in the Business or (y) any Person that is a supplier, customer or competitor of the Company, (ii) serves as an officer, director or employee of any Person that is a supplier, customer or competitor of the Company or (iii) is a debtor or creditor of the Company.

ARTICLE 3
Representations and Warranties Regarding the Sellers

        Each Seller hereby, severally and not jointly, represents and warrants to Parent, as of the date hereof and as of the Closing Date, as follows:

        Section 3.1    Ownership of Capital Equity.    Seller is the lawful, record and beneficial owner of all of the Equity Securities of the Company set forth opposite Seller's name on Section 3.1 of the Company Disclosure Letter, which Equity Securities shall be free and clear of all Liens as of the Closing, other than Liens arising under applicable federal, state and local securities laws. Other than this Agreement, the Organizational Documents of the Company and except as set forth on Section 3.1 of the Company Disclosure Letter, such Equity Securities are not subject to any voting trust agreement or similar agreement, including any agreement restricting or otherwise relating to the voting, dividend rights or disposition of such Equity Securities.

        Section 3.2    Authorizations and Approvals.    Seller has all power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of Seller's obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite action of Seller. Seller has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Ancillary Agreements to which Seller is a party. This Agreement constitutes, and each such Ancillary Agreement when so executed and delivered will constitute, the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditor's rights generally and (ii) applicable equitable principles whether considered in a proceeding at law or in equity.

        Section 3.3    Non-Contravention.    The execution, delivery and performance by Seller of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of Seller, (ii) assuming compliance with the matters referred to in Section 3.2, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material agreement, other than, in the case of this clause (iii), any conflicts, violations or defaults that, individually or in the aggregate, would not, individually or in the aggregate, materially impair the ability of Seller to consummate the transactions contemplated hereby or thereby or the ability of the Company to conduct its business following the Closing.

        Section 3.4    Litigation.    There is no action, claim, suit or proceeding pending, or, to Seller's Knowledge, threatened against Seller before any Governmental Authority, that, individually or in the aggregate, would reasonably be expected to materially impair the ability of Seller to consummate the transactions contemplated hereby.

        Section 3.5    Broker's or Finder's Fees.    No agent, broker, firm or other Person acting on behalf of Seller is, or will be, entitled to any investment banking, commission, or broker's or finder's fees from any of the parties hereto, or from any Affiliate of any of the Parties hereto, in connection with any of the transactions contemplated by this Agreement, other than Near Earth LLC.

        Section 3.6    Absence of Claims.    Seller has no claim of any kind against the Company nor has Seller assigned any such claims to a third party.

ARTICLE 4
Representations and Warranties of Parent

        Except as set forth in the corresponding sections or subsections of the Parent Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such disclosure to the applicable representation and warranty is reasonably apparent) or the Parent SEC Reports, Parent represents and warrants to the Shareholders, as of the date hereof and as of the Closing Date, as follows:

        Section 4.1    Corporate Status.    Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned to be conducted. Parent is not in violation of any of the provisions of the Parent Certificate of Incorporation.

        Section 4.2    Corporate Status of Merger Sub.    Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia, and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being or currently planned to be conducted. Merger Sub was formed solely for purposes of the Merger.

        Section 4.3    Subsidiaries.    Except for Merger Sub, which is a wholly-owned subsidiary of Parent, Parent has no subsidiaries and does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person and has no agreement or commitment to purchase any such interest, and Parent has not agreed and is not obligated to make nor is it bound by any agreement, contract, binding understanding, instrument, note, option, commitment or undertaking of any nature, under which it may become obligated to make, any future investment in or capital contribution to any other entity.

        Section 4.4    Corporate and Governmental Authorization.

        (a)   Other than the Parent Stockholder Approval, each of Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of its respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action of Parent and Merger Sub, other than the Parent Stockholder Approval. Parent and Merger Sub have duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered the Ancillary Agreements to which they are a party. This Agreement constitutes, and each such Ancillary Agreement to which they are a party when so executed and delivered by Parent and Merger Sub will constitute, the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditor's rights generally and (ii) applicable equitable principles whether considered in a proceeding at law or in equity. The only vote of the holders of any class or series of capital stock of the Parent necessary to consummate the Merger and the other transactions contemplated by this Agreement is the Parent Stockholder Approval.

        (b)   The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Parent and Merger Sub are a Party, by Parent and Merger Sub, and the consummation of the transactions contemplated hereby and thereby, require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the Competition Laws of the jurisdictions set forth in Section 4.4(b) of the Parent Disclosure Letter, (ii) compliance with any applicable requirements of the other Laws of the jurisdiction set forth in Section 4.4(b) of the Parent Disclosure Letter, (iii) the filing of the Certificate of Merger with the Secretary of State of Georgia, (iv) compliance with the Securities Act, the Exchange Act, and any other applicable securities laws (including filing and effecting the Registration Statement and the Proxy Statement), (v) compliance with any applicable requirements of the American Stock Exchange and (vi) any actions or filings under Laws other than Competition Laws the absence of which would not be, individually or in the aggregate, materially adverse to Parent or Merger Sub, or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or thereby.

        Section 4.5    Non-Contravention.    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which they are a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) conflict with or result in any violation or breach of any provision of the Organizational Documents of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.4, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) other than the Parent Stockholder Approval, require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material agreement, other than, in the case of this clause (iii), any conflicts, violations or defaults that, individually or in the aggregate, would not reasonably be expected to materially impair that ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

        Section 4.6    Capitalization.

        (a)   The authorized capital stock of Parent consists of 100,000,000 shares of authorized common stock and 5,000 shares of authorized preferred stock, par value $.0001 per share. As of January 1, 2008, (i) 14,062,500 shares of common stock are issued, (ii) 15,250,000 warrants to acquire 15,250,000 shares of common stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, and (iii) no shares of preferred stock are issued.

        (b)   Except as set forth in Section 4.6 of the Parent Disclosure Letter, there are no (i) options or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent, (ii) voting securities of Parent or securities convertible, exchangeable or exercisable for shares of capital stock or voting securities of Parent, or (iii) equity equivalents, interests in the ownership or earnings of Parent or similar rights. Except as set forth in the Parent Certificate of Incorporation and the Parent By-Laws, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent's capital stock or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Other than the registration rights agreement, dated as of October 18, 2006, among the Parent and the other signatories party thereto, Parent is not a party to any shareholders' agreement, anti-takeover plan, voting trust agreement or registration rights agreement relating to any Equity Securities of Parent or any other agreement relating to disposition, voting or dividends with respect to any Equity Securities of Parent.

        Section 4.7    SEC Filings.    Parent has filed all reports, registrations, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (or such shorter period as the Parent was required by law to file such reports) (the foregoing materials being collectively referred to herein as the "Parent SEC Reports") on a timely basis or has timely filed a valid extension of such time of filing and has filed any such Parent SEC Reports prior to the expiration of any such extension. As of their respective dates, the Parent SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports, and none of the Parent SEC Reports, when filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing and as so amended or superseded), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Parent included in the Parent SEC Reports comply in all material respects with the published rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with GAAP, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Parent and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal adjustments, which are not material to Parent.

        Section 4.8    Litigation.    There is no action, claim, suit or proceeding pending, or, to Parent's Knowledge, threatened against Parent or Merger Sub before any Governmental Authority, that, individually or in the aggregate, would reasonably be expected to materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

        Section 4.9    Finders' Fees.    Except for Deutsche Bank Securities, Maxim Group, L.L.C. and Granahan McCourt Capital, whose fees and expenses will be paid by Parent, there is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Parent or Merger Sub who might be entitled to any fee or commission from the Sellers or any of their Affiliates upon consummation of the transactions contemplated by this Agreement.

        Section 4.10    Board Approval.    The board of directors of Parent and Merger Sub (including any required committee or subgroup of the board of directors of Parent or Merger Sub) have, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is in the best interests of the stockholders of Parent and Merger Sub, (iii) recommended to the stockholders of Parent that they vote in favor of the Merger and (iv) determined that the fair market value of the Company is equal to at least 80% of Parent's net assets (excluding from the calculation of net assets the amount of the IPO Underwriter's Deferred Discount).

        Section 4.11    Trust Fund.    As of the date hereof and immediately prior to the Closing Date, Parent has and will have no less than $88,650,000 invested in United States Government Securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 in a trust account (the "Trust Fund") administered by Continental Stock Transfer & Trust Company (the "Trustee"), acting as trustee, less such amounts, if any, as Parent is required to pay to stockholders who elect to have their shares converted to cash in accordance with the provisions of Parent's Organization Documents.

        Section 4.12    No Undisclosed Liabilities.    Parent has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the financial statements included in Parent SEC Reports which are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent, except (i) liabilities provided for in or otherwise disclosed in Parent SEC Reports filed prior to the date hereof, (ii) transaction expenses related to the transactions contemplated hereby, and (iii) liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business, none of which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Merger Sub has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever except such obligations and liabilities as are imposed under this Agreement.

        Section 4.13    Employee Benefit Plans.    Except as set forth in Section 4.13 of the Parent Disclosure Letter, Parent does not maintain, and has no liability under, any employee benefit plan, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Seller, director, officer or employee of Parent, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

        Section 4.14    American Stock Exchange.    Parent Stock is listed for trading on the American Stock Exchange. There is no action or proceeding pending or, to Parent's knowledge, threatened against Parent by the American Stock Exchange seeking to prohibit or terminate the listing of Parent Stock on the American Stock Exchange.

ARTICLE 5
Certain Covenants of the Parties

        Section 5.1    Conduct of the Business.    From the date hereof until the Closing, the Company shall conduct the Business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact the Business, the Assets and the relationships of the Company with customers, suppliers and others having business dealings with them, manage its working capital in the ordinary course of business consistent with past practice, pay all taxes and other current liabilities in a timely fashion consistent with past practice and keep available the services of its present officers and significant employees. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as otherwise expressly permitted or required by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter, the Company will not:

          (a)   issue, sell or grant options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any Equity Securities of the Company or make any changes (by combination, reorganization or otherwise) in the capital structure of the Company;

          (b)   merge or consolidate with any Person;

          (c)   enter into, assume, amend or terminate any Material Contract or any agreement that would be a Material Contract, other than Material Contracts entered into in the ordinary course of business consistent with past practice;

          (d)   incur any Indebtedness in an amount in excess of $100,000, other than trade accounts payable and short-term working capital financing, in each case, incurred in the ordinary course of business consistent with past practice; provided that, subject to obtaining the consent required pursuant to item 4 set forth in Section 7.2(b) of the Company Disclosure Letter, the Company may incur Indebtedness under its working capital line with Wachovia Bank, National Association, in an aggregate amount not to exceed $7,000,000 for purposes (and only for purposes) of funding the cash dividend permitted pursuant to the proviso to Section 5.1(h);

          (e)   make any capital expenditures or commitments for capital expenditures in each case other than in the ordinary course of business consistent with past practice, or fail to make capital expenditures in the amounts and for the purposes set forth in the Company's current capital expenditures budget;

          (f)    forgive, cancel or compromise any debt or claim for an amount in excess of $100,000, or waive or release any right of material value;

          (g)   fail to pay or satisfy when due, or following any applicable grace period, any material liability of the Company (other than any such liability that is being contested in good faith);

          (h)   declare or pay any dividend or other distribution with respect to any Equity Securities of the Company, or redeem or otherwise acquire any Equity Securities of the Company; provided that the Company may declare or pay a cash dividend to the holders of its Equity Securities so long as doing so would not result in the failure of the representation set forth in Section 2.6(b) to be true and correct in all respects as of immediately prior to the Closing;

          (i)    settle or compromise any material Litigation;

          (j)    (i) grant any severance or termination pay to (or amend any existing arrangement with) any director, officer or employee of the Company, (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements, (iii) enter into any employment, deferred compensation or other similar agreement (or amendment to any such existing agreement) with any director, officer or employee of the Company, (iv) establish, adopt or amend (except as required by applicable Law) any Company Benefit Plan, or any other collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or (v) increase (other than in the ordinary course of business consistent with past practice) the compensation, bonus or other benefits payable to any director, officer or employee of the Company;

          (k)   make or change any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any material amended Tax Return or claim for material Tax refunds, enter into any material closing agreement, settle any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, or consent to waive any statute of limitations with respect to Taxes; and

          (l)    agree or commit to do any of the foregoing.

        Section 5.2    Notice of Certain Events.

        (a)   From the date hereof until the Closing, Sellers and the Company shall promptly notify Parent in writing of: (a) any circumstance, event or action the existence, occurrence or taking of which (i) has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) has resulted in or would reasonably be expected to result in any representation or warranty made by the Company or Sellers hereunder not being true and correct or (iii) could result in the failure of any of the conditions set forth in Article 7 to be satisfied; (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (d) any Litigation commenced or, to the Knowledge of Sellers or the Company, threatened against, relating to or involving or otherwise affecting the Sellers or the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.13 and Section 3.4 or that relates to the consummation of the transactions contemplated by this Agreement. Parent's receipt of information pursuant to this Section 5.2 or otherwise shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers in this Agreement.

        (b)   From the date hereof until the Closing, Parent shall promptly notify Sellers' Representative and the Company in writing of: (a) any circumstance, event or action the existence, occurrence or taking of which (i) has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) has resulted in or would reasonably be expected to result in any representation or warranty made by Parent or Merger Sub hereunder not being true and correct or (iii) could result in the failure of any of the conditions set forth in Article 7 to be satisfied; (b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (c) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and (d) any Litigation commenced or, to the Knowledge of Parent or Merger Sub, threatened against, relating to or involving or otherwise affecting Parent or Merger Sub that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.8 or that relates to the consummation of the transactions contemplated by this Agreement. Receipt of information by Sellers' Representative or the Company pursuant to this Section 5.2 or otherwise shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Parent or Merger Sub in this Agreement.

        Section 5.3    Exclusivity.    From the date hereof until the earlier of the termination of this Agreement or the Closing, neither the Sellers, nor any of their Affiliates, nor the Company shall authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (i) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal, (ii) engage in any discussions or negotiations with, furnish any non-public information relating to the Company or afford access to the properties, assets, books or records of the Company to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal, or (iii) enter into any agreement with respect to an Acquisition Proposal.

        Section 5.4    Access to Information; Confidentiality.

        (a)   From the date hereof until the Closing, upon reasonable notice, the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives full access during normal business hours to the offices, properties, books and records of the Company, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Company to cooperate with Parent in its investigation of the Company. Any investigation pursuant to this Section 5.4(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and shall be arranged through the responsible officers of the Company designated for such purpose. No investigation by Parent or other information received by Parent shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sellers or the Company in this Agreement.

        (b)   After the Closing, Sellers and their Affiliates shall hold, and shall use their reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all confidential documents and information concerning the Company, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Sellers, (ii) in the public domain through no fault of Sellers or their Affiliates or (iii) later lawfully acquired by Sellers from sources other than those related to its prior ownership of the Company. The obligation of Sellers and their respective Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

        (c)   From the date hereof until the Closing, and from and after the Closing, upon reasonable notice, Sellers shall afford promptly to Parent and its agents reasonable access during normal business hours to its books and records (including accountant's work papers) relating to the Company to the extent reasonably necessary for Parent in connection with any audit, investigation, dispute or Litigation relating to the Company, except for Litigation between Parent, on the one hand, and the Company and/or Sellers, on the other hand; provided that (i) such books and records are material to such audit, investigation, dispute or Litigation, (ii) the information contained in such books and records is not available from the Company and (iii) any such access by Parent shall not unreasonably interfere with the conduct of the business of Sellers. Parent shall keep such books, records and information gained therefrom in confidence, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by Parent, (ii) in the public domain through no fault of Parent or its Affiliates or (iii) received on a non-confidential basis from a source other than the Company or Sellers, provided that such source is not known to Parent to be subject to a contractual, legal, fiduciary or other obligation of confidentiality with respect to such information. In the event that Parent becomes legally compelled (by deposition, interrogatory request for documents, subpoena, civil investigative demand or similar process) to disclose any such information, Parent may disclose such information to the extent legally required; provided, however, that (a) the Company and/or Sellers, as applicable, are first notified of such legal process, unless such notice is prohibited by law or court order, (b) Parent attempts to obtain the Company's and/or Seller's (as applicable) consent to such disclosure, and (c) at the Company's and/or Seller's (as applicable) request, Parent shall provide reasonable assistance in obtaining protective relief from such disclosure.

        Section 5.5    Subsequent Financial Statements and Reports.    From the date hereof until the Closing, the Company shall (i) provide to Parent a monthly management report in scope and detail consistent with those management reports that have been historically prepared by the Company and delivered to Sellers, and (ii) timely prepare, and promptly deliver to Parent, monthly financial statements, to be in scope and detail consistent with the monthly financial statements that have been historically prepared by the Company and delivered to Sellers.

        Section 5.6    Registration Statement; Proxy Statement; Parent Stockholders' Meeting.

        (a)   As soon as is reasonably practicable after receipt by Parent from the Company of all financial and other information relating to the Company as Parent may reasonably request for its preparation, Parent shall prepare and file with the SEC under the Exchange Act a Registration Statement on Form S-4 (or such other appropriate form) containing (a) a Proxy Statement for the purpose of soliciting proxies from holders of Parent Stock to vote in favor of (the "Parent Stockholder Approval") (i) the approval of the Merger, (ii) the Parent Charter Amendment, (iii) issuance of the Total Merger Consideration to the Shareholders, and (iv) the adoption of an equity compensation plan at a meeting of holders of Parent Stock to be called and held for such purpose (the "Special Meeting") and (b) a prospectus relating to the shares of Parent Stock to be issued to the Shareholders at the Closing and pursuant to Section 1.7. The Company and the Sellers shall use their reasonable best efforts to furnish to Parent all information concerning the Company as Parent may reasonably request in connection with the preparation of the Registration Statement and the Proxy Statement. The Company and its counsel shall be given an opportunity to review and comment on such Registration Statement and such Proxy Statement, including amendments thereto, prior to their filing with the SEC and Parent will not file any documents containing information that the Company has reasonably determined is incorrect or misleading and notified Parent in writing thereof. Parent and the Company shall each use reasonable best efforts to promptly provide responses to any SEC comments on such Registration Statement and such Proxy Statement and shall otherwise use reasonable best efforts to cause the Registration Statement to be declared effective and the definitive Proxy Statement to be approved by the SEC for distribution to the Parent's stockholders as promptly as reasonably practicable. The Company shall use reasonable best efforts to make senior management of the Company reasonably available for customary "roadshow" presentations. Parent shall also take any and all such actions to satisfy the requirements of the Securities Act and the Exchange Act. The Company and the Sellers shall cooperate with Parent in the preparation of the Registration Statement and the Proxy Statement or any amendment or supplement thereto.

        (b)   As soon as practicable following the approval by the SEC of the distribution of the definitive Proxy Statement, Parent shall distribute the Proxy Statement to the holders of Parent Stock and, pursuant thereto, shall call the Special Meeting in accordance with the DGCL and in no event more than sixty (60) days following approval by the SEC of the Proxy Statement and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the approval of the transactions contemplated by this Agreement and the other matters presented for approval or adoption at the Special Meeting.

        (c)   Parent shall comply with all applicable provisions of and rules under the Exchange Act and all applicable provisions of the DGCL in the preparation and filing of the Registration Statement, the preparation, filing and distribution of the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Special Meeting. Without limiting the foregoing, Parent shall ensure that the Registration Statement and the Proxy Statement do not, as of the date on which the Registration Statement is declared effective and the date on which the Proxy Statement is first distributed to the stockholders of Parent, and as of the date of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished by the Company or the Sellers for inclusion in the Registration Statement and the Proxy Statement). The Company and the Sellers shall ensure that the information relating to the

Company supplied by the Company and the Sellers for inclusion in the Registration Statement and the Proxy Statement will not, as of the date on which the Registration Statement is declared effective and the date on which the Proxy Statement is first distributed to the stockholders of Parent or at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

        (d)   Parent, acting through its board of directors, shall include in the Proxy Statement the recommendation of its board of directors that the holders of Parent Stock vote in favor of the approval of the transactions contemplated by this Agreement, and shall otherwise use reasonable best efforts to obtain the Parent Stockholder Approval.

        (e)   The Company also shall cooperate with Parent and use its reasonable best efforts to provide all information reasonably requested by Parent in connection with any application or other filing made to maintain or secure listing for trading or quotation of Parent Stock on the American Stock Exchange (or on such other national exchange or quotation service in which Parent Stock is trading or quoted) following the Closing.

        (f)    To the extent that (i) Parent reasonably determines, after discussion with the Sellers' Representative, that the registration of Parent Stock on Form S-4, as provided in this Section 5.6, is not feasible or may not be completed on or prior to the Closing Date because it would violate any applicable law or applicable interpretations of the SEC's staff or (ii) such registration does not enable the recipient of Parent Stock so registered on Form S-4 to re-sell (following the expiration of any applicable lock-up periods pursuant to a Lock-Up Letter) the shares of Parent Stock so registered free of resale restrictions under Rule 144 under the Securities Act, Parent shall use its reasonable efforts to cause to be filed and to have such declared effective by the SEC (w) in the case of clause (i) above, as soon as practicable after the Closing Date or (x) in the case of clause (ii) above, as soon as practicable following the expiration of any applicable lock-up periods pursuant to a Lock-Up Letter, a shelf registration statement on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the SEC, providing for the sale of all the Parent Stock by (y) in the case of clause (i) above, the Persons that were the intended recipients of Parent Stock registered on Form S-4 or (z) in the case of clause (ii) above, the Persons who are so subject to resale restrictions.

        Section 5.7    Public Disclosure.    From the date of this Agreement until Closing or termination, the Parties shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions governed by it, and no party shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of Parent (in the case of the Company or the Sellers) or the Company (in the case of Parent), except as required by applicable Law or by the rules and regulations of, or pursuant to, any agreement of a stock exchange or trading system. Each Party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transactions contemplated hereby public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other party regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transactions contemplated hereby as may be reasonably requested by the other party and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any Party to its counsel, accountants and other professional advisors.

        Section 5.8    Further Actions; Cooperation.

        (a)   The Parties shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party (including the respective independent accountants of the Company and Parent) and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated hereby. This obligation shall include, on the part of Parent, sending a termination letter to the Trustee. Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, each of the Parties shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such party that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable.

        (b)   If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it thereunder in connection with the transactions contemplated by this Agreement (the "HSR Filings") and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities. Parent and the Company shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated by this Agreement, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Authority with respect to such transactions and (c) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation.

        Section 5.9    Sale Restriction.    Each Seller agrees to enter into a lock-up letter in substantially the form of Exhibit A hereto (the "Lock-Up Letter").

        Section 5.10    Amendment to Organizational Documents of Parent.    Subject to the receipt of the Parent Stockholder Approval, Parent shall take all reasonable actions necessary to cause the certificate of incorporation of Parent at the Effective Time to be in form and substance reasonably acceptable to Parent and the Sellers' Representative (the "Restated Parent COI").

        Section 5.11    Insurance.    The Company shall maintain through the Closing insurance with respect to the Company substantially as described in Section 2.22. If Parent requests, the Company shall purchase, at Parent's expense, an extended reporting period with respect to such insurance.

        Section 5.12    Company Indebtedness.    Prior to Closing, the Company shall pay off any remaining Indebtedness other than Indebtedness incurred solely pursuant to the proviso to Section 5.1(d) (the "Company Debt Payment") and deliver to Parent customary pay-off letters from all holders of Indebtedness to be so repaid as of or prior to the Closing.

        Section 5.13    D&O Insurance.

        (a)   From and for a period of six years following the Closing Date, Parent shall, or shall cause the Company to, indemnify and hold harmless and advance expenses to each present and former director and officer of the Company (collectively, the "Director and Officer Indemnified Parties") who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by reason of the fact that such Director and Officer Indemnified Party is or was a director, officer, employee or agent of the

Company, or is or was serving or agreed to serve at the request of the Company, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to its Organizational Documents.

        (b)   For a period of six (6) years following the Closing Date, Parent shall, at its expense, cause the Surviving Corporation to maintain in effect directors' and officers' liability insurance or obtain a "tail policy" covering those Persons who are currently covered by the Company's directors' and officers' liability insurance policies on terms not less favorable than the terms of such current insurance coverage; provided, that in no event shall Parent or the Surviving Corporation be required to expend an aggregate amount, during such six year period that would be more than 200% of the 2008 annual premiums paid by the Company or any of its Subsidiaries, multiplied by six (6), to maintain or procure insurance coverage pursuant hereto.

        (c)   If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent assume the obligations set forth in this Section 5.13.

        Section 5.14    Further Assurances.    Following the Closing, Sellers shall, and shall cause their Affiliates and their Affiliates' representatives to, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by Parent or the Company to confirm and assure the rights and obligations provided for in this Agreement and the Ancillary Agreements and render effective the consummation of the transaction contemplated hereby and thereby, or otherwise to carry out the intent and purposes of this Agreement.

        Section 5.15    No Claim against Trust Fund; Sole Remedy for Termination of Agreement.    The Company and the Sellers acknowledge that, if the transactions contemplated by this Agreement are not consummated by Parent by October 24, 2008, Parent will be obligated to return to its stockholders the amounts being held in the Trust Fund. Accordingly, the Company and the Sellers hereby waive all rights to collect from the Trust Fund any moneys that may be owed to them by Parent for any reason whatsoever, including but not limited to a breach of this Agreement by Parent or any negotiations, agreements or understandings with Parent, and will not seek recourse against the Trust Fund for any reason whatsoever.

        Section 5.16    Fees and Expenses.    Except as otherwise provided herein, all costs, fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, whether or not consummated, shall be paid by the Party incurring such cost or expense. No later than three Business Days prior to the Closing Date, the Company shall deliver to Parent (i) pay-off letters or final invoices in respect of the Company Transaction Expenses from third-party service providers to whom payments are required to be made by the Company, and (ii) a certificate of the Company setting forth an estimate of the unpaid balance of all Company Transaction Expenses as of the close of business on the day immediately preceding the Closing. On the Closing Date prior to the Closing, the Company shall deliver to Parent a certificate of the Company setting forth the unpaid balance of all Company Transaction Expenses as of the close of business on the day immediately preceding the Closing. The Company shall pay and discharge all such Company Transaction Expenses at or prior to the Closing. All pay-off letters or final invoices shall provide that the amounts set forth therein represent payment in full for all fees and expenses payable by the Company in connection with the transactions contemplated by this Agreement.

        Section 5.17    Employee Matters.    From and after the Closing Date, employees of the Company on the Closing Date (the "Employees") shall continue their employment with the Company and its Subsidiaries. During the period commencing on the Closing Date and ending on the six-month anniversary of the Closing Date, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide Employees with compensation opportunities and benefits (other than equity-based incentive opportunities and any change in control or special compensation arrangement related to the transactions contemplated herein) that are substantially comparable, in the aggregate, to those provided to the Employees immediately prior to the Effective Time. From and after the Closing Date, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor all Company Benefit Plans and compensation agreements and arrangements in accordance with its terms as in effect immediately before the Effective Time, unless or until any such Company Benefit Plan is amended or terminated in accordance with its terms by Parent or the Company. Nothing contained herein, express or implied: (i) shall be treated as an establishment, amendment, or modification of any Company Benefit Plan, (ii) shall alter or limit Parent's or the Company's ability to amend, modify or terminate any Company Benefit Plan, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any individual (including, but not limited to, employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement. Parent agrees that the Surviving Corporation shall be responsible for providing all legally-mandated continuation coverage for Employees and their covered dependents who experience a loss of coverage due to a "qualifying event" (within the meaning of section 603 of ERISA) which occurs at any time on or after the Effective Time, as well as for all former employees of the Company and its affiliates who, as of the Effective Time, have elected or are eligible to and within the applicable time periods, elect continuation coverage.

        Section 5.18    Work For Hire.    The Company shall use its commercially reasonable efforts to obtain, as promptly as practicable following the date hereof (and in any event prior to the Closing), from the Persons set forth in Section 5.18 of the Company Disclosure Letter instruments of assignment in favor of the Company as assignee that convey to the Company exclusive ownership of all tangible and intangible property arising as a result of the contribution or participation of such Persons in the conception and/or development of any Owned Intellectual Property.

        Section 5.19    Certain Filings.    The Company shall prepare and file with the United States Department of the Treasury, as promptly as practicable following the date hereof (and in any event prior to the Closing) (a) a Form TD F 90-22.1, Report of Foreign Bank and Financial Accounts, for each year in which the Company held a financial interest in a foreign financial account ("Forms TD F 90-22.1") and (b) a letter addressed to the United States Department of the Treasury setting forth (i) the financial details for such foreign financial account and the function of such foreign financial account within the Company, (ii) the rationale for acquiring an interest in such foreign financial account, (iii) if any Forms TD F 90-22.1 were not timely filed, the reason for such failure to file on a timely basis, and (iv) such other information as the Company and Parent shall reasonably agree to include in such letter (the "Form TD F 90-22.1 Letter"). Parent shall be given an opportunity to review and comment on such Forms TD F 90-22.1 and such Form TD F 90-22.1 Letter prior to their filing with the IRS.

        Section 5.20    Minority Equity Disposition.    The Company shall use its commercially reasonable efforts to dispose of the Equity Securities listed on Section 5.20 of the Company Disclosure Letter as promptly as practicable following the date hereof (and in any event prior to the Closing); provided that the terms, conditions of, and the documentation related to, such Minority Equity Disposition shall be reasonably satisfactory to Parent (the "Minority Equity Disposition").

ARTICLE 6
Tax Matters

        Section 6.1    Sellers' Responsibility for Taxes.    Notwithstanding anything in this Agreement to the contrary, Sellers, jointly and severally, shall bear and pay, reimburse, indemnify and hold harmless each of Parent, its Affiliates, the Company and their respective officers, directors, employees, agents, advisers and representatives for, from and against any and all liabilities for Taxes (or payments in respect of Taxes) that (i) are imposed on, allocated or attributable to or incurred or payable by the Company for any Pre-Closing Tax Period, (ii) arise under Treasury Regulation Section 1.1502-6 or any similar provision of U.S. state, local or foreign Law or under principles of transferee or successor liability or by contract, or (iii) arise from or are attributable to any inaccuracy in or breach of any representation or warranty made in Section 2.21, in each of the above cases, together with any out-of-pocket fees and expenses (including reasonable attorney's and accountant's fees) incurred in connection therewith, but only to the extent that such Taxes exceed the Company's accrued and unpaid liability for Taxes payable set forth on the Company's financial statements as of the Closing Date (in accordance with GAAP and consistent with past custom and practice of the Company), provided that any such amounts accrued on the financial statements shall be reflected in the calculations of Net Working Capital for purposes of determining indemnification obligations with respect to Net Working Capital.

        Section 6.2    Straddle Periods.    For purposes of Section 6.1, any liability for Taxes attributable to a taxable period that begins before and ends after the Closing Date (a "Straddle Period") shall be apportioned between the portion of such period ending on the Closing Date and the portion beginning on the day after the Closing Date (x) in the case of real and personal property Taxes, by apportioning such Taxes on a per diem basis and (y) in the case of income Taxes and all other Taxes, on the basis of a closing of the books as of the end of the Closing Date. The Company shall be responsible for preparing the Tax Return (or portion thereof) for that portion of the Straddle Period that ends on the Closing Date, and Parent shall be responsible for preparing the Tax Return (or portion thereof) for that portion of the Straddle Period that begins on the day after the Closing Date and ends after the Closing Date.

        Section 6.3    Post-Closing Date Losses.    For purposes of the Sellers' obligations under Section 6.1, the Company shall be deemed not to have the benefit of any item of loss, deduction or credit or any net operating loss, net capital loss or other tax credit or benefit that is attributable to, arises from or relates to any taxable period (or portion thereof) commencing after the Closing Date.

        Section 6.4    Tax Returns; Dispute Resolutions.    Except as provided in Section 6.2, Sellers' Representative shall be responsible for preparing all Tax Returns with respect to the Company and its Subsidiaries for any Pre-Closing Tax Period, other than Tax Returns (i) in respect of any Straddle Period or (ii) that are required to be filed after the Closing, and Parent shall be responsible for preparing and filing all other Tax Returns with respect to the Company. Each of Sellers' Representative and Parent shall use reasonable best efforts to make any Tax Returns and work papers in respect of a Pre-Closing Tax Period for which such party is responsible for preparing available for review by the other party sufficiently in advance of the due date for filing such Tax Returns to provide such other party with a meaningful opportunity to analyze, comment on and dispute such Tax Returns and for such Tax Returns to be modified, as appropriate, before filing. Subject to the remainder of this Section 6.4, Parent shall obtain Sellers' Representative's consent, such consent not to be unreasonably withheld, delayed or conditioned, prior to filing any Tax Return in respect of a Pre-Closing Tax Period if any such Tax Return may be reasonably expected to result in liability for Sellers for indemnification for Taxes under this Article 6 or otherwise impose liability upon the Shareholders. In the event of any disagreement between Parent and Sellers with respect to any such Tax Returns or any other matter regarding Taxes covered by this Article 6, such disagreement shall be resolved by an accounting firm of international reputation mutually agreeable to Sellers' Representative and Parent (the "Tax

Accountant"), and any such determination by the Tax Accountant shall be final. The fees and expenses of the Tax Accountant shall be borne equally by Parent and Sellers. Notwithstanding any other provisions in this Agreement, if the Tax Accountant does not resolve any differences between Sellers and Parent with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be filed as prepared by the party having the responsibility hereunder for preparing such Tax Return and amended to reflect the Tax Accountant's resolution. The preparation and filing of any Tax Return that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of Parent.

        Section 6.5    Tax Contests.    Parent shall promptly notify Sellers' Representative in writing upon receipt by the Company, or by Parent or any of its Affiliates, of notice of any Tax audits, examinations or assessments that could give rise to a liability for which Sellers are responsible under Section 6.1 of this Agreement. Sellers' Representative shall control the conduct and disposition of the portion of any such audit, examination or proceeding that relates to any Taxes for which Sellers are responsible, provided that Sellers' Representative shall not settle or compromise any such audit, examination or proceeding without the consent of Parent. Parent shall control the conduct and disposition of any audit, examination or proceeding (or portion thereof) that does not relate to Taxes for which Sellers are responsible under Section 6.1.

        Section 6.6    Books and Records; Cooperation.    Each of Parent and Sellers shall (and shall cause their respective Affiliates to) (i) provide the other party and its Affiliates with such assistance as may be reasonably requested in connection with the preparation of any Tax Return or any audit or other examination by any taxing authority or judicial or administrative proceeding relating to Taxes and (ii) retain (and provide the other party and its Affiliates with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding, provided that the foregoing shall be done in a manner so as not to interfere unreasonably with the conduct of the business of the parties.

        Section 6.7    Transfer Taxes.    All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with transactions contemplated by this Agreement (including any real property transfer tax and any similar Tax) (the "Transfer Taxes") shall be paid by Sellers when due, and Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by applicable law, Parent will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

        Section 6.8    Overlap.    In case of any inconsistency between this Article 6 and any other provision of this Agreement, this Article 6 shall control over such other provision with respect to Tax matters. To the extent that an obligation or responsibility pursuant to Article 9 may overlap with an obligation or responsibility pursuant to this Article 6, the provisions of this Article 6 shall govern such obligation or responsibility; provided, for the avoidance of doubt, that the Sellers' indemnification obligations pursuant to this Article 6 may be satisfied (at Parent's election) from the Escrow Fund. For the avoidance of doubt and notwithstanding any other provision of this Agreement, none of the limitations on indemnification contained in Sections 9.1 and 9.4 shall apply to damages in respect of Tax matters covered in this Article 6. No provision of this Article 6 shall apply until immediately after the Closing.

ARTICLE 7
Conditions Precedent

        Section 7.1    Conditions to the Obligations of Parent, the Company and Sellers.    The obligations of Parent, the Company and Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of the following conditions:

        (a)    Regulatory Authorizations.    The HSR Filings and any filings required under Foreign Competition Laws, shall have been made and any applicable waiting period and any extensions thereof shall have expired or been terminated.

        (b)    No Injunction, Etc.    Consummation of the transactions contemplated hereby or by the Ancillary Agreements shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law.

        (c)    Stockholder Approval.    The Parent Stockholder Approval shall have been duly approved and adopted by the stockholders of Parent by the requisite vote under the laws of the State of Delaware and the Restated Parent COI shall have been filed with the Secretary of State of the State of Delaware to be effective as of the Closing. The Shareholders shall have approved and authorized the Merger and the Merger Agreement by the requisite vote under the laws of the State of Georgia.

        (d)    Effectiveness of the Registration Statement.    The Registration Statement shall have been declared effective; no stop order suspending the effectiveness of the Registration Statement or the use of the Proxy Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.

        (e)    Parent Stock Conversion.    The number of IPO Shares with respect to which holders have exercised their cash conversion rights pursuant to Article Fifth of the Parent Certificate of Incorporation shall be less than 20%.

        (f)    Escrow Agreements.    The Escrow Agreement shall have been executed and delivered by the respective parties thereto.

        Section 7.2    Conditions to the Obligations of Parent.    The obligations of Parent to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

        (a)    Representations, Performance.    The representations and warranties of the Company and of the Sellers contained in this Agreement or in any Ancillary Agreement and in any certificate or other writing delivered pursuant hereto (i) that are qualified by materiality or Material Adverse Effect shall be true and correct in all respects or (ii) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects, except that the representations and warranties in Section 2.4(a) and Section 2.24 shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date. Sellers and the Company shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Sellers and the Company at or prior to the Closing. Sellers shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized officer to the effect set forth above in this Section 7.2(a).

        (b)    Consents.    Sellers or the Company, as the case may be, shall have received all contract renewals, consents, authorizations or approvals or delivered all notices required under the Material Contracts listed in Section 7.2(b) of the Company Disclosure Letter, in each case in form and substance reasonably satisfactory to Parent, and no such consents, authorizations, approvals or notices shall have been revoked (the "Required Consents").

        (c)    No Litigation, etc.    No Litigation shall be pending or threatened before any Governmental Authority which is reasonably likely to (i) prevent the consummation of any transaction contemplated in this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation of the Merger, and (iii) affect materially and adversely the right of Parent or Merger Sub to own, operate or control any of the assets and operations of the Surviving Corporation following the Merger and no order, judgment, decree, stipulation or injunction to any such effect shall be in effect.

        (d)    No Material Adverse Effect.    No event, occurrence, fact, condition, change, development or effect shall exist or have occurred or come to exist or been threatened since the date hereof that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

        (e)    Company Debt Payment.    The Company Debt Payment shall have been made and the Company shall have delivered to Parent the Company Debt Payoff Letters.

        (f)    Company Transaction Expenses.    The Company shall have delivered to Parent (i) the Estimate Certificate certified by a duly authorized officer of the Company and (ii) the pay-off letters from all Persons that are owed Company Transaction Expenses.

        (g)    Shortfall Payments.    All Shortfall Payments shall have been received by the Company.

        (h)    Options.    The Company shall have taken all necessary actions to ensure that all outstanding Company Options are treated as provided for in Section 1.5(h), and that no holder of any such Company Option shall have any rights thereafter with respect thereto except as expressly provided in Section 1.5(h).

        (i)    FIRPTA Certificate.    The Company shall have delivered to Parent a duly executed certificate that complies with section 1445 of the Code and the Treasury Regulations promulgated thereunder and states that the Company is not a United States real property holding corporation (as defined in Section 897(c)(2) of the Code).

        Section 7.3    Conditions to the Obligations of Sellers.    The obligations of Sellers to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of the following additional conditions:

        (a)    Representations, Performance, Etc.    The representations and warranties of Parent contained in this Agreement or in any Ancillary Agreement and in any certificate or other writing delivered pursuant hereto (i) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects or (ii) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects, except that the representations and warranties in Section 4.4 shall be true and correct in all respects, in each case at and as of the date hereof and at and as of the Closing Date with the same effect as though made at and as of the Closing Date. Parent and Merger Sub shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Parent and Merger Sub at or prior to the Closing. Parent and Merger Sub shall have delivered to the Company and Sellers' Representative a certificate, dated the Closing Date and signed by a duly authorized officer to the effect set forth above in this Section 7.3(a).

        (b)    Parent Board of Directors and By-Laws.    The board of directors of Parent (the "Parent Board") shall have passed a resolution amending and restating the Parent By-Laws, effective as of the Effective Time, to be in form and substance reasonably acceptable to Parent and the Sellers' Representative. The signatories thereto shall have delivered to the Company the Nomination and Voting Agreement.

        (c)    No Litigation.    No Litigation shall be pending or threatened before any Governmental Authority which is reasonably likely to (i) prevent the consummation of any transaction contemplated in this Agreement, or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation of the Merger.

        (d)    Stock Quotation or Listing.    At the Effective Time, the Parent Stock will be listed for trading or quoted on the American Stock Exchange (or on such other national exchange or quotation service in which Parent Stock is trading or quoted), and there will be no action of proceeding pending against Parent to prohibit or terminate the listing of Parent Stock on the American Stock Exchange.

ARTICLE 8
Termination

        Section 8.1    Termination.    This Agreement may be terminated at any time prior to the Closing Date:

          (a)   by the written agreement of Parent and Sellers;

          (b)   by either Parent or Sellers by notice to the other party, if:

            (i)    the Closing shall not have been consummated on or before October 24, 2008 (the "End Date");

            (ii)   (A) there shall be any Law that makes consummation of the Closing illegal or otherwise prohibited or (B) any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining Parent or Sellers from consummating the Closing is entered and such judgment, injunction, judgment or order shall have become final and nonappealable;

            (iii)  The Parent Stockholder Approval shall not have been obtained at the Special Meeting; or

            (iv)  Holders of twenty percent (20%) or more of IPO Shares shall have exercised their rights to convert their shares into cash in accordance with Article Fifth of the Parent Certificate of Incorporation.

          (c)   by Parent by notice to the Sellers' Representative, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Sellers or the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 7.2(a) not to be satisfied, and such breach is incapable of being cured by the End Date, or if capable of being cured, shall not have been cured within ten (10) Business Days after Parent delivers notice to Sellers' Representative of such breach; or

          (d)   by Sellers by notice to Parent, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the condition set forth in Section 7.3(a) not to be satisfied, and such breach is incapable of being cured by the End Date, or if capable of being cured, shall not have been cured within ten (10) Business Days after Sellers' Representative delivers notice to Parent of such breach.

        Section 8.2    Effect of Termination.    If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any party (or any of its directors, officers, employees, stockholders, Affiliates, agents, representatives or advisors) to the other party hereto, except as provided in this Section 8.2, Article 9 and the Confidentiality Agreement; provided that no such termination shall relieve either party of liability for a breach of this Agreement.

ARTICLE 9
Indemnification

        Section 9.1    Survival.    The representations and warranties of the parties contained in this Agreement or in any Ancillary Agreement shall survive the Closing until the first anniversary of the Closing Date; provided that, (i) the representations and warranties in Sections 2.2(a), 2.4, 2.24, 3.1, 3.2, 3.5, 4.2, 4.3, 4.4(a), 4.6 and 4.9 shall survive the Closing indefinitely or until the latest date permitted by law and (iii) the representations and warranties in Section 2.21 shall survive until 60 days after the expiration of any statute of limitations period (giving effect to any waiver, mitigation or extension thereof) applicable to the matters covered thereby. The covenants and agreements of the parties contained in this Agreement or in any Ancillary Agreement shall survive the Closing indefinitely or for the shorter period explicitly specified therein. Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if written notice (stating in reasonable detail the basis of the claim for indemnification) of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

        Section 9.2    Indemnification by Sellers.    Subject to Section 9.4, from and after the Closing, the Sellers, jointly and severally, shall defend, indemnify and hold harmless each of Parent, Merger Sub, their Affiliates, and, after the Closing, the Company and its officers, directors, employees, agents, advisers and representatives (collectively, the "Parent Indemnitees") from and against, and pay or reimburse Parent Indemnitees for, any and all damage, loss, liability, and expense (including reasonable expenses of investigation, enforcement and collection and reasonable attorneys' and accountants' fees and expenses in connection with any Litigation and any incidental, indirect or consequential damages, losses, liabilities or expenses, and any lost profits or diminution in value), whether or not involving a Third-Party Claim (collectively, "Losses"), resulting from or arising out of (a) any inaccuracy in or breach of any representation or warranty when made or deemed made by the Company or Sellers in or pursuant to this Agreement or any Ancillary Agreement or (b) any failure of Sellers (or, prior to the Closing, the Company) to perform any covenant or agreement under this Agreement or any Ancillary Agreement.

        Section 9.3    Indemnification by Parent.    Subject to Section 9.4, from and after the Closing, Parent and Merger Sub, jointly and severally, shall defend, indemnify and hold harmless Sellers and the Company and its officers, directors, employees, agents, advisers and representatives (collectively, the "Seller Indemnitees") from and against, and pay or reimburse the Seller Indemnitees for, any and all Losses resulting from or arising out of (a) any inaccuracy in or breach of any representation or warranty made or deemed made by Parent in or pursuant to this Agreement or any Ancillary Agreement or (b) any failure of Parent or the Surviving Corporation to perform any covenant or agreement of Sellers under this Agreement or any Ancillary Agreement.

        Section 9.4    Certain Limitations.

        (a)   From and after the Closing, except with respect to inaccuracies in or breaches of the representations and warranties in Sections 2.2(a), 2.4, 2.24, 3.1, 3.2, and 3.5, any Losses related to the failure by the Company or the Sellers to perform the covenants or agreements in Section 5.1(h) and any Losses related to the Minority Equity Disposition (x) the sole remedy (subject to Article 6) with respect to the indemnification obligation of Sellers under Section 9.2(a) shall be pursuant to the Escrow Agreement and (y) Sellers shall not be required to indemnify Parent Indemnitees for Losses under Section 9.2(a) resulting from any inaccuracy in or breach of any representation or warranty unless the aggregate amount of all such Losses exceeds $375,000 (the "Deductible") at which time the Parent Indemnitees shall be entitled (subject to the other provisions of this Article 9) to indemnification for the full amount of such Losses to the extent such Losses exceed the Deductible.

        (b)   From and after the Closing, except with respect to inaccuracies in or breaches of the representations and warranties contained in Sections 4.1, 4.2, 4.4, 4.6 and 4.9, Parent shall not be required to indemnify Seller Indemnitees for Losses under Section 9.3(a) resulting from any inaccuracy in or breach of any representation or warranty (i) until the aggregate amount of all such Losses exceeds the Deductible, at which time the Seller Indemnitees shall be entitled (subject to the other provisions of this Article 9) to indemnification for the full amount of such Losses to the extent such Losses exceed the Deductible, or (ii) for Losses in the aggregate in excess of $11,250,000.

        (c)   For purposes of calculating Losses (but not for purposes of determining whether a breach has occurred), any limitation as to material, materiality, Material Adverse Effect, or similar qualification contained in the representations and warranties shall be disregarded.

        (d)   The rights and remedies of any party in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts or circumstances upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach. The representations, warranties and covenants of the parties, and their respective rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of such parties (including by any of its advisors, consultants or representatives) or by reason of the fact a party or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of such party's waiver of any condition set forth in Article 7.

        (e)   Except as provided in Article 6, the indemnity provided for in this Article 9 shall be the sole and exclusive remedy of Parent Indemnitees or Seller Indemnitees, as the case may be, after the Closing for any inaccuracy of any representation or warranty of the Company, Seller or Parent, respectively, herein or any other breach of this Agreement, provided that nothing herein shall limit in any way any such party's remedies in respect of fraud, intentional misrepresentation or omission or intentional misconduct by the other party in connection with the transactions contemplated hereby.

        (f)    No party to this Agreement (or any of its Affiliates) shall, in any event, be liable or otherwise responsible to any other party (or any of its Affiliates) for any punitive damages of such other party (or any of its Affiliates) arising out of or relating to this Agreement or the performance or breach hereof, other than any such damages arising in connection with a Third-Party Claim.

        Section 9.5    Third-Party Claim Procedures.    In the case of any Litigation asserted by a third party (a "Third-Party Claim") against a party entitled to indemnification under this Agreement (an "Indemnified Party"), notice shall be given by the Indemnified Party to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of such Third-Party Claim, and the Indemnified Party shall permit the Indemnifying Party (at the expense of such Indemnifying Party) to assume the defense of such Third-Party Claim, provided that (a) counsel for the Indemnifying Party who shall conduct the defense of such Third-Party Claim shall be reasonably satisfactory to the Indemnified Party, and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and (b) the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its indemnification obligation under this Agreement except to the extent that such failure results in a lack of actual notice to the Indemnifying Party and such Indemnifying Party is materially prejudiced as a result of such failure to give notice. If the Indemnifying Party does not promptly assume the defense of such Third-Party Claim following notice thereof, the Indemnified Party shall be entitled to assume and control such defense and to settle or agree to pay in full such Third-Party Claim; provided that the Indemnifying Party shall have the right to approve any settlement in which the Indemnified Party has not secured a complete general release relating to such Third-Party Claim, which approval will not be unreasonably withheld or delayed.

Except with the prior written consent of the Indemnified Party, no Indemnifying Party, in the defense of any such Third-Party Claim, shall consent to entry of any judgment or enter into any settlement that provides for injunctive or other non-monetary relief affecting the Indemnified Party or that does not include as an unconditional term thereof the giving by each claimant or plaintiff to such Indemnified Party of an irrevocable release from all liability with respect to such Third-Party Claim. If the Indemnified Party in good faith determines that the conduct of the defense or any proposed settlement of any Third-Party Claim would reasonably be expected to affect adversely the Indemnified Party's Tax liability or the ability of the Company to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third-Party Claim, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or Litigation relating to any such Third-Party Claim at the sole cost of the Indemnifying Party, provided that if the Indemnified Party does so take over and control, the Indemnified Party shall not settle such Third-Party Claim without the written consent of the Indemnifying Party, such consent not to be unreasonably withheld or delayed. In any event, Seller and Parent shall cooperate in the defense of any Third-Party Claim subject to this Article 9 and the records of each shall be reasonably available to the other with respect to such defense.

        Section 9.6    Treatment of Indemnification Payments.    The Parties agree that any indemnity payments pursuant to this Agreement will be treated for Tax purposes as an adjustment to the Total Merger Consideration, unless otherwise required by applicable Law.

ARTICLE 10
Definitions

        Section 10.1    Certain Terms.    The following terms have the respective meanings given to them below:

        "Acquisition Proposal" means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, any acquisition or purchase, direct or indirect, whether by way of asset purchase, stock purchase, merger, consolidation, share exchange, business combination or otherwise, of any material assets of the Company (other than sales of inventory in the ordinary course of business, consistent with past practice) or any other transaction the consummation of which could reasonably be expected to frustrate the purposes of, impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement or that could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by this Agreement.

        "Adjusted EBITDA" for any fiscal year means the EBITDA of the Company for such fiscal year, plus, to the extent they result in a reduction of EBITDA, the following items: (a) the costs associated with SEC disclosure or with listing on a stock exchange, (b) legal, advisory and accounting expenses incurred in connection with the Merger that would not otherwise have been incurred in the normal course of business, (c) any fees payable to Parent or its Affiliates on an ongoing basis, (d) Management Retention Bonus Payments (as defined in Section 6 of the Employment Agreements) paid pursuant to the Employment Agreements, (e) other bonuses to officers of the Company to the extent such bonuses collectively exceed 110% of the bonuses paid to officers of the Company during the immediately preceding fiscal year, (f) insurance costs incurred to purchase policies required by Section 5.13(b), (g) any additional expenses that would not have been required except as a result of the Merger, (h) 50% of the salary, benefits and other compensation expense of any Chief Financial Officer of the Company (unless such Chief Financial Officer shall be hired from a company that the Company acquires, in which case 100% of such Chief Financial Officer's compensation shall be excluded from Adjusted EBITDA), and (i) the impact of any acquisitions completed during Year One, Year Two or Year Three.

        "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

        "Affiliate Transaction" has the meaning set forth in Section 2.25(b).

        "Agreement" has the meaning set forth in the Preamble.

        "Aggregate Company Shares" means the aggregate number of Company Shares that are issued and outstanding immediately prior to the Effective Time.

        "Ancillary Agreements" means the Escrow Agreement and the Employment Agreements.

        "Annual Income Statement" has the meaning set forth in Section 1.7(a).

        "Assets" has the meaning set forth in Section 2.11(a).

        "Audited Financial Statements" has the meaning set forth in Section 2.6(a).

        "Balance Sheet Date" has the meaning set forth in Section 2.6(a).

        "Business" means the business and operations of the Company as conducted as of the date hereof and at any time between the date hereof and the Closing.

        "Business Day" means a day other than a Saturday, Sunday or other day on which banks located in the City of New York are authorized or required by Law to close.

        "Capital Equity" means (a) in the case of a corporation, its shares of capital stock, (b) in the case of a partnership or limited liability company, its partnership or membership interests or units (whether general or limited), and (c) any other interest that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity.

        "Cash Consideration" has the meaning set forth in Section 1.2.

        "Certificate" has the meaning set forth in Section 1.4.

        "Certificate of Merger" has the meaning set forth in Section 1.5(a).

        "Closing" has the meaning set forth in Section 1.5(a).

        "Closing Date" has the meaning set forth in Section 1.5(a).

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Company" has the meaning set forth in the Preamble.

        "Company Benefit Plans" means each written or oral compensation or benefit plan, scheme, program, policy, arrangement, and agreement (including, but not limited to, any "employee benefit plan," as defined in section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, incentive, deferred compensation, vacations, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, fringe benefit change in control or severance plan, program, policy, arrangement or agreement) for the benefit of any current or former officer, employee, director or consultant of the Company that is maintained or contributed to by the Company or any Related Person with respect to the Company, or with respect to which any of them could incur liability.

        "Company Common Stock" has the meaning set forth in Section 1.3.

        "Company Debt Payment" has the meaning set forth in Section 5.12.

        "Company Debt Payoff Letters" has the meaning set forth in Section 5.12.

        "Company Disclosure Letter" means the letter, dated as of the date hereof, delivered by the Company to Parent prior to the execution of this Agreement and identified as the Company Disclosure Letter.

        "Company Option" means any option granted to any Person to acquire Company Shares, which is outstanding immediately prior to the Effective Time.

        "Company Shares" means the shares as defined in Section 2.4(a).

        "Company Transaction Expenses" means, without duplication, the collective amount payable by the Company for all out-of-pocket costs and expenses incurred by or on behalf of the Company or the Sellers related to the transactions contemplated by this Agreement, consisting solely of the following: (A) any fees and expenses associated with obtaining the Required Consents, (B) all brokers' or finders' fees, (C) fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and experts (but excluding all but the Company Portion of the fees and expenses of Pressman Ciocca Smith LLP related to the audit of the Financial Statements; it being understood and agreed that the "Company Portion" of such fees and expenses shall be equal to (i) the first $50,000 of such fees and expenses plus (ii) 50% of the next $40,000 of such fees and expenses), (D) all sale, "stay-around," retention, or similar bonuses or payments to current or former directors, officers, employees and consultants paid as a result of or in connection with the transactions contemplated hereby (except for the Management Retention Bonus payments pursuant to Section 6 of the Employment Agreements), and (E) any Transfer Taxes payable by the Company.

        "Competition Laws" means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

        "Confidentiality Agreement" means Section 8 of that certain letter agreement by and among Parent and the Company, dated February 4, 2008.

        "Deductible" has the meaning set forth in Section 9.4(a).

        "DGCL" means the Delaware General Corporation Law.

        "Director and Officer Indemnified Parties" has the meaning set forth in Section 5.13(a).

        "Dissenting Parent Stockholders" has the meaning set forth in Section 1.7(e)(ii).

        "Dissenting Shares" has the meaning set forth in Section 1.3.

        "Dissenting Stockholders" has the meaning set forth in Section 1.3.

        "Earnout Payments" has the meaning set forth in Section 1.7(e)

        "EBITDA" of the Company for any fiscal year shall mean its earnings from operations before interest, taxes, depreciation and amortization, calculated as if it were being operated as a separate and independent corporation. EBITDA shall be determined in accordance with GAAP as determined by the firm of independent certified public accountants engaged by Parent for purposes of its own audit. In determining such EBITDA: (a) EBITDA shall be computed without regard to "extraordinary items" of gain or loss as that term shall be defined in GAAP; (b) EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business; and (c) no deduction shall be made for any management fees, general overhead expenses or other intercompany charges, of whatever kind or nature, charged by Parent to the Company.

        "Effective Time" has the meaning set forth in Section 1.5(a).

        "Employees" has the meaning set forth in Section 5.17.

        "Employment Agreements" has the meaning set forth in the Recitals.

        "End Date" has the meaning set forth in Section 8.1(b)(i).

        "Environmental Law" means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health, natural resources or the environment, including laws relating to contamination and the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

        "Environmental Permit" means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

        "Equity Securities" means (a) Capital Equity and (b) options, warrants or other rights convertible into, or exercisable or exchangeable for, directly or indirectly, or otherwise entitling any Person to acquire, directly or indirectly, Capital Equity.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Escrow Agent" has the meaning set forth in Section 1.5(b).

        "Escrow Agreement" means an escrow agreement reflecting the material terms set forth on Exhibit B and otherwise in form and substance reasonably acceptable to Parent and the Sellers' Representative to be entered into on the Closing Date, among the Parent, the Sellers and the Escrow Agent.

        "Escrow Fund" has the meaning set forth in Section 1.5(b).

        "Escrowed Cash" has the meaning set forth in Section 1.5(b).

        "Escrowed Shares" has the meaning set forth in Section 1.5(b).

        "Excess Stockholder Payments" has the meaning set forth in Section 1.7(e)(ii).

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Financial Statements" has the meaning set forth in Section 2.6(a).

        "Foreign Competition Laws" has the meaning set forth in Section 2.2(b).

        "Form TD F 90-22.1 Letter" has the meaning set forth in Section 5.19.

        "Forms TD F 90-22.1" has the meaning set forth in Section 5.19.

        "GAAP" has the meaning set forth in Section 2.6(a).

        "GBCC" means Georgia Business Corporation Code.

        "Governmental Authority" means any nation or government, any state, agency, stock exchange, commission or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator, and any self-regulatory organization.

        "Hazardous Substances" means any substance that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or petroleum products, radon gas, microbiological contamination or related materials, (ii) requires investigation or remedial action pursuant to any Environmental Law, or is defined, listed or identified as a "hazardous waste," "hazardous substance," "toxic substance" or words of similar import thereunder, or (iii) is regulated under any Environmental Law.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

        "HSR Filings" has the meaning set forth in Section 5.8(b).

        "Indebtedness" means, with respect to any Person, without duplication, the non-current portion of (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person incurred or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers' compensation insurance and (c) surety bonds and customs bonds) and (x) all guaranties and arrangements having the economic effect of a guaranty by such Person of any Indebtedness of any other Person.

        "Indemnified Party" has the meaning set forth in Section 9.5.

        "Indemnifying Party" has the meaning set forth in Section 9.5.

        "Independent Accountant" means a partner in the New York office of KPMG, LLP, or, if no partner at such firm is willing or able to serve in such capacity, a partner in the New York office of another nationally recognized independent registered public accounting firm appointed by mutual agreement of Parent and the Sellers' Representative.

        "Intellectual Property" means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, Software, websites, mask works and other semiconductor chip rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications, Trade Secrets and all similar intellectual property rights.

        "Inventory" means all supplies, materials and other inventories of raw materials, work-in-progress and finished goods owned by the Company (wherever located) to the extent held for use in, or exclusively related to, the Business, including any inventories on consignment with contract manufacturers or customers in connection with the Business.

        "IPO Shares" has the meaning set forth in the Parent Certificate of Incorporation.

        "IPO Underwriter's Deferred Discount" has the meaning set forth in the Parent Certificate of Incorporation.

        "IRS" means the Internal Revenue Service.

        "Knowledge" of any Person that is not an individual means the knowledge of such Person after reasonable inquiry, or, in the case of the Company and Sellers, means the knowledge of the Persons set forth in Section 10.1 of the Company Disclosure Letter, after reasonable inquiry.

        "Laws" has the meaning set forth in Section 2.14.

        "Leased Real Property" has the meaning set forth in Section 2.11(e).

        "Leases" has the meaning set forth in Section 2.11(e).

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

        "Litigation" means any action, cause of action, claim, cease and desist letter, demand, suit, arbitration proceeding, citation, summons, subpoena or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity.

        "Lock-Up Letter" has the meaning set forth in Section 5.9.

        "Losses" has the meaning set forth in Section 9.2.

        "Material Adverse Effect" means any event, change, circumstance, or effect that, individually or when aggregated with other events, changes, circumstances or effects, is materially adverse to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Company, other than as a result of (a) changes in general economic, regulatory, capital market or political conditions (including as a result of terrorism or war (whether or not declared)), (b) changes affecting the industries in which the Company operates, (c) changes in GAAP or applicable Laws (except, with respect to each of clauses (a), (b) and (c), to the extent such changes have had a disproportionate effect on the Company as compared to other participants in the industries in which the Company operates), (d) actions or omissions of the Company taken with the prior written consent of Parent, (e) compliance by the Company with the terms of, or the taking of any action specifically required to be taken, in this Agreement or any amendments thereto, or (f) the failure or prospective failure by the Company to meet any financial or business projections or forecasts; provided, however, that the facts underlying the failure or prospective failure by the Company to meet any financial or business projections or forecasts may be considered in determining whether a Material Adverse Effect has occurred.

        "Material Contract" has the meaning set forth in Section 2.10(b).

        "Merger" has the meaning set forth in the Recitals.

        "Merger Sub" has the meaning set forth in the Preamble.

        "Minority Equity Disposition" has the meaning set forth in Section 5.20.

        "Net Working Capital" means (i) current assets of the Company minus (ii) current liabilities of the Company. The current assets and current liabilities will be determined in accordance with GAAP applied consistently with the Company's 2007 audited financial statements (consistency to include the same principles, policies, practices, methodologies and classifications, it being understood that if there is any conflict between GAAP and consistency, that GAAP shall control).

        "Nomination and Voting Agreement" shall mean a nomination and voting agreement among the Company and the other signatories thereto, to be entered into prior to the Closing, providing among other things (i) for the nomination to the Parent Board of Philip Shou and one additional individual designated by the Company with Parent's consent (not to be unreasonably withheld) and (ii) an obligation to vote such signatories' Parent Stock in favor of such nominees, in each case for so long as such person remains an officer of Parent or the Surviving Corporation.

        "Non-Signing Seller" has the meaning set forth in Section 11.3(a).

        "Organizational Documents" means the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

        "Owned Intellectual Property" has the meaning set forth in Section 2.12(a).

        "Owned Real Property" has the meaning set forth in Section 2.11(d).

        "Parent" has the meaning set forth in the Preamble.

        "Parent Balance Sheet Date" means December 31, 2007.

        "Parent Board" has the meaning set forth in Section 7.3(b).

        "Parent By-Laws" means Parent's by-laws, as filed with the SEC on July 26, 2006.

        "Parent Certificate of Incorporation" means Parent's fourth amended and restated certificate of incorporation, as filed with the SEC on October 16, 2006.

        "Parent Charter Amendment" means the amendment and restatement of the Parent Certificate of Incorporation so that, after giving effect thereto, the certificate of incorporation of Parent shall be substantially in the form of the Restated Parent COI.

        "Parent Disclosure Letter" means the letter, dated as of the date hereof, delivered by Parent to Sellers' Representative prior to the execution of this Agreement and identified as Parent Disclosure Letter.

        "Parent Indemnitees" has the meaning set forth in Section 9.2.

        "Parent Material Adverse Effect" means any event, change, circumstance, or effect that, individually or when aggregated with other events, changes, circumstances or effects, is materially adverse to the business, results of operations, condition (financial or otherwise), assets or liabilities of Parent, other than as a result of (a) changes in general economic, regulatory, capital market or political conditions (including as a result of terrorism or war (whether or not declared)), (b) changes in GAAP or applicable Laws (except, which respect to each of clauses (a) and (b), to the extent such changes have had a disproportionate effect on Parent compared to other special purpose acquisition companies), (d) actions or omissions of the Parent taken with the prior written consent of the Company or the Sellers' Representative, or (e) compliance by Parent with the terms of, or the taking of any action specifically required to be taken, in this Agreement or any amendments thereto.

        "Parent SEC Reports" has the meaning set forth in Section 4.7.

        "Parent Stock" has the meaning set forth in Section 1.2.

        "Parent Stockholder Approval" has the meaning set forth in Section 5.6(a).

        "Parties" has the meaning set forth in the Recitals.

        "Permits" has the meaning set forth in Section 2.15.

        "Permitted Liens" means (i) Liens for Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves have been established on the Reference Balance Sheet, (ii) Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business, (iii) easements, rights of way, zoning ordinances and other similar encumbrances affecting real property, and (iv) statutory Liens in favor of lessors arising in connection with any property leased to the Company, which Liens and other encumbrances described in clauses (i) – (iv) do not materially interfere with the current use by the Company of the assets, properties or rights affected thereby and would not reasonably be expected to have or result in a Material Adverse Effect.

        "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        "Per Share Cash Consideration" means the quotient obtained by dividing (i) (A) the Cash Consideration plus (B) the aggregate exercise price of all Company Options outstanding immediately prior to the Effective Time, minus (C) the Escrowed Cash, by (ii) the Aggregate Company Shares and the aggregate number of shares of Company Common Stock that are underlying Company Options immediately prior to the Effective Time.

        "Per Share Stock Consideration" means the quotient obtained by dividing (i) the Stock Consideration by (ii) the Aggregate Company Shares and the aggregate number of shares of Company Common Stock that are underlying Company Options immediately prior to the Effective Time, such quotient rounded to the nearest whole share of Parent Stock.

        "Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

        "Products Recall Period" has the meaning set forth in Section 2.18.

        "Proxy Statement" has the meaning set forth in Section 2.8.

        "Reference Balance Sheet" means the consolidated balance sheet of the Company dated as of the Balance Sheet Date and included in the Audited Financial Statements.

        "Registration Statement" has the meaning set forth in Section 2.8.

        "Related Person" means, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under section 414 of the Code.

        "Release" means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including without limitation, the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

        "Relevant Per Share Price" means the price per share of Parent Stock that would be received by a holder of IPO Shares in the event of a liquidation of Parent pursuant to Article FIFTH, Paragraph D of the Parent Certificate of Incorporation (calculating such price, for this purpose, as if such liquidation were to occur on the Closing Date).

        "Required Consents" has the meaning set forth in Section 7.2(b)

        "Restated Parent COI" has the meaning set forth in Section 5.10.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Seller Indemnitees" has the meaning set forth in Section 9.3.

        "Sellers" has the meaning set forth in the Preamble.

        "Sellers' Representative" has the meaning set forth in Section 11.3(a).

        "Shareholder" means a Person who is a shareholder of the Company immediately prior to the Effective Time.

        "Shortfall Payments" has the meaning set forth in Section 1.6.

        "Signing Seller" has the meaning set forth in Section 11.3(a).

        "Software" means all computer software, including but not limited to, application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

        "Special Meeting" has the meaning set forth in Section 5.6(a).

        "Stock Consideration" has the meaning set forth in Section 1.2.

        "Straddle Period" has the meaning set forth in Section 6.2.

        "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing at least 50% of such securities or ownership interests are at the time directly or indirectly owned by such Person.

        "Surviving Corporation" has the meaning set forth in Section 1.1.

        "Tax" means any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental (including taxes under section 59A of the Code), real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers' compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

        "Tax Accountant" has the meaning set forth in Section 6.4.

        "Tax Asset" means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

        "Tax Return" means any federal, state, local or foreign tax return, declaration, statement, report, schedule, form or information return or any amendment to any of the foregoing relating to Taxes.

        "Third Party" means any Person as defined in this Agreement or in section 13(d) of the 1934 Act, other than any Seller or any of its Affiliates.

        "Third-Party Claim" has the meaning set forth in Section 9.5.

        "Total Merger Consideration" has the meaning set forth in Section 1.2.

        "Trade Secrets" means all inventions, processes, designs, formulae, trade secrets, know-how, ideas, research and development, data, databases and confidential information.

        "Transfer Taxes" has the meaning set forth in Section 6.7.

        "Treasury Regulations" means the regulations prescribed under the Code.

        "Trustee" has the meaning set forth in Section 4.11.

        "Trust Fund" has the meaning set forth in Section 4.11.

        "Unaudited Financial Statements" has the meaning set forth in Section 2.6(a).

        "Voting Agreements" has the meaning set forth in the Recitals.

        "Year One" means the fiscal year ending on December 31, 2008.

        "Year Three" means the fiscal year ending on December 31, 2010.

        "Year Two" means the fiscal year ending on December 31, 2009.

        Section 10.2    Construction.    The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "party" or "parties" shall refer to parties to this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning given to such term in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any reference to "days" means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

ARTICLE 11
Miscellaneous

        Section 11.1    Notices    All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given:

  if to Parent or Merger Sub,

  Granahan McCourt Acquisition Corporation
  179 Stony Brook Road
  Hopewell, NJ 08525
  Fax: (609) 228-6045
  Telephone: (609) 333-1200
  Attention: David C. McCourt

  with a copy (which shall not constitute notice) to:

  Debevoise & Plimpton LLP
  919 Third Avenue
  New York, New York 10022
  Fax: (212) 909-6836
  Telephone: (212) 909-6000
  Attention: Michael J. Gillespie

  if to the Company,

  Pro Brand International, Inc.
  1900 West Oak Circle
  Marietta, Georgia 30062
  Fax: (770) 423-7075
  Telephone: (770) 423-7072
  Attention: Philip Shou

  with a copy (which shall not constitute notice) to:

  Kilpatrick Stockton, LLP
  1100 Peachtree Street, Suite 2800
  Atlanta, Georgia 30309-4530
  Fax: (404) 541-3121
  Telephone: (404) 815-6569
  Attention: W. Benjamin Barkley

  if to Sellers or any Shareholder, to the respective addresses set forth on Section 11.1 of the Company Disclosure Letter with copies (which shall not constitute notice) to:

  Philip Shou
  1900 West Oak Circle
  Marietta, Georgia 30062
  Fax: (770) 423-7075
  Telephone: (770) 423-7072
  Attention: Philip Shou

  and

  Kilpatrick Stockton, LLP
  1100 Peachtree Street, Suite 2800
  Atlanta, Georgia 30309-4530
  Fax: (404) 541-3121
  Telephone: (404) 815-6569
  Attention: W. Benjamin Barkley

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

        Section 11.2    Amendment; Waivers, Etc.    No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

        Section 11.3    Sellers' Representative.

        (a)   Philip Shou shall be and he hereby is appointed as agent and attorney-in-fact (the "Sellers' Representative") for each Seller signing this Agreement (each a "Signing Seller") as of the date hereof and for each other Shareholder (except such stockholders, if any, as shall have perfected their appraisal rights under the GBCC) (each a "Non-Signing Seller"), with full power of substitution to irrevocably act in the name, place and stead of such Shareholder with respect to the transfer of such Shareholder's Company Shares to the Parent and the other transactions contemplated by this Agreement, all in accordance with the terms and provisions of this Agreement and to irrevocably act on behalf of such Shareholder in any amendment of or Litigation involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Sellers' Representative in his sole and absolute discretion shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:

          (i)    to take all action necessary or desirable in connection with the waiver of any condition to the obligations of the Signing Sellers to consummate the transactions contemplated by this Agreement;

          (ii)   to negotiate, execute and deliver all Ancillary Agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Signing Seller shall execute and deliver any such documents which the Sellers' Representative agrees to execute);

          (iii)  to terminate this Agreement if the Signing Sellers are entitled to do so;

          (iv)  to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement, including service of process in connection with any Litigation;

          (v)   to make any decisions or agreements to make or acknowledge any indemnification payments of the Sellers; and

          (vi)  to take all actions which under this Agreement may be taken by the Shareholders and to do or refrain from doing any further act or deed on behalf of any Shareholder that the Sellers' Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as any such Shareholder could do if personally present.

        (b)   The Person serving as Sellers' Representative may be changed by the Shareholders from time to time upon not less than thirty (30) days' prior written notice to Parent; provided that the Sellers' Representative may not be removed unless holders of an aggregate of two-thirds interest in the Escrowed Cash and Escrowed Shares agree to such removal and to the identity of the substituted agent. Any vacancy in the position of Sellers' Representative may be filled by approval of the holders of a majority in interest in the Escrowed Cash and Escrowed Shares. No bond shall be required of the Sellers' Representative, and the Sellers' Representative shall not receive compensation for his or her services. Notices or communications to or from the Sellers' Representative shall constitute notice to or from each of the Shareholders.

        (c)   The Sellers' Representative shall not be liable for any act done or omitted hereunder as Sellers' Representative in good faith, absent gross negligence. The Sellers shall severally indemnify the Sellers' Representative and hold the Sellers' Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Sellers' Representative and arising out of or in connection with the acceptance or administration of the Sellers' Representative's duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Sellers' Representative. The Sellers' Representative shall be entitled to recover such fees and expenses from any proceeds otherwise distributable to the Sellers' Representative or the Shareholders out of the cash held pursuant to the Escrow Agreement.

        (d)   A decision, act, consent or instruction of the Sellers' Representative shall constitute a decision of all the Shareholders and shall be final, binding and conclusive upon the Shareholders, and the Escrow Agent and Parent may rely conclusively (without further evidence of any kind whatsoever) upon any such decision, act, consent or instruction of the Sellers' Representative as being the decision, act, consent or instruction of each such Shareholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers' Representative.

        Section 11.4    Governing Law, Etc.

        (a)   EXCEPT TO THE EXTENT THAT THE LAWS OF THE STATE OF GEORGIA MANDATORILY APPLY, THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS, TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION. Parent and Sellers hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State, City and County of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby. Each of Parent and Sellers hereby waives, and agrees not to assert, to the maximum extent permitted by law, as a defense in any action, suit or proceeding for the interpretation or enforcement hereby or of any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts.

        Section 11.5    Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns; provided that except as permitted below, this Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other party hereto. Notwithstanding the foregoing, without the consent of the Sellers, Parent may transfer or assign (including by way of a pledge), in whole or from time to time in part, (i) to one or more of its Affiliates, its rights and obligations hereunder or (ii) to its lenders or other financing sources any or all of its rights hereunder (including its rights to seek indemnification hereunder) as collateral security, provided that no such transfer or assignment will relieve Parent of its obligations hereunder. Upon any such permitted assignment, the references in this Agreement to Parent shall also apply to any such assignee unless the context otherwise requires.

        Section 11.6    Entire Agreement.    This Agreement, the Ancillary Agreements (when executed and delivered), and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

        Section 11.7    Severability.    If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is determined by a court of competent jurisdiction to be invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever. Upon any such determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 11.8    Counterparts; Effectiveness; Third-Party Beneficiaries.    This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Except as provided under Article 9, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties and their respective successors and assigns.

        Section 11.9    Time of Essence.    Each of the Parties hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

        Section 11.10    Specific Performance.    Notwithstanding anything to the contrary contained herein, the parties agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to a decree of specific performance of the terms and provisions hereof in any court specified in Section 11.4, in addition to any other remedy to which they are entitled at law or in equity.

        Section 11.11    Remedies Cumulative.    Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

*  *  *

        IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

GRANAHAN MCCOURT ACQUISITION CORPORATION
By	/s/ DAVID C. MCCOURT Name: David C. McCourt Title: President, Chief Executive Officer and Chairman of the Board
SATELLITE MERGER CORP.
By	/s/ DAVID C. MCCOURT Name: David C. McCourt Title: President
PRO BRAND INTERNATIONAL, INC.
By	/s/ PHILIP SHOU Name: Philip Shou Title: Chairman and Chief Executive Officer
SHOU FAMILY CHARITABLE REMAINDER TRUST
By	/s/ PHILIP SHOU Name: Philip Shou
/s/ PHILIP SHOU Name: Philip M. Shou
/s/ GEN-CHU SHOU Name: Gen-Chu Shou
/s/ HOU-CHUAN LEE Name: Hou-Chuan Lee

/s/ LIN-HO LEE Name: Lin-Ho Lee
/s/ MING-HWA SHOU Name: Ming-Hwa Shou
/s/ MU-MING HUANG Name: Mu-Ming Huang
/s/ IVY M. SHOU Name: Ivy M. Shou
/s/ MING-CHU LEE Name: Ming-Chu Lee
/s/ CHENG-TYNG CHANG Name: Cheng-Tyng Chang
/s/ JAMES P. CROWNOVER Name: James P. Crownover

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

        This Amendment No. 1 (this "Amendment") to that certain Agreement and Plan of Merger, dated as of April 24, 2008 (the "Merger Agreement"), by and among Granahan McCourt Acquisition Corporation, Satellite Merger Corp., Pro Brand International, Inc. and each of the equityholders of Pro Brand International, Inc. who has executed a signature page to the Merger Agreement, is dated as of September 3, 2008.

        WHEREAS, capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to them in the Merger Agreement;

        WHEREAS, pursuant to Section 11.3 of the Merger Agreement, Philip Shou was appointed Sellers' Representative and given the authority to irrevocably act in the name, place and stead of the Sellers and each other Shareholder, including, without limitation, in any amendment of the Merger Agreement; and

        WHEREAS, the parties to the Merger Agreement (with the Sellers' Representative acting in the name, place and stead of the Sellers) desire to amend certain terms and provisions of the Merger Agreement, all pursuant to and in accordance with Section 11.2 of the Merger Agreement, such amendments to become effective immediately upon the execution and delivery of this Amendment.

        NOW THEREFORE, the parties hereto agree as follows:

        1.    Amendments to Merger Agreement.

          (a). Changes to Merger Consideration Payable at Closing.    The Merger Agreement is hereby amended by deleting Section 1.2 of the Merger Agreement in its entirety and replacing it with the following:

            "1.2    Merger Consideration.    At the Effective Time, by virtue of the Merger and without any further action on the part of the holders of any Company Shares, the Company Shares (other than Company Shares held as treasury shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, subject to the Escrow provided for in Section 1.5(b), the following consideration (the "Total Merger Consideration"): (i) a number of shares of Parent common stock ("Parent Stock"), par value $.0001 per share (the "Stock Consideration"), equal to the nearest whole number obtained by dividing $15,000,000 by the Relevant Per Share Price, (ii) cash in immediately available funds in an amount equal to $50,000,000 (the "Cash Consideration"), (iii) the right to receive the Escrowed Shares and the Escrowed Cash in accordance with the terms of this Agreement and the Escrow Agreement and (iv) the right to receive the Earnout Payments in accordance with Section 1.7."

          (b). Changes to Earnout Payments.    The Merger Agreement is hereby amended by:

            (i). Adding the following proviso immediately after the words "Parent shall pay to the Shareholders and Company Option holders an aggregate amount as set forth below" to each of Section 1.7(b), 1.7(c) and 1.7(d) of the Merger Agreement:

              "; provided, that, notwithstanding anything herein to the contrary, in no event shall such aggregate amount for any year exceed the Applicable Earnout Cap for such year."

            (ii). Replacing (A) the amount "$4.50" in Section 1.7(c)(ii)(x) of the Merger Agreement with the amount "$2.25," (B) the amount "$5.50" in Section 1.7(c)(ii)(y) of the Merger Agreement with the amount "$1.50," and (C) the amount "$6.50" in Section 1.7(c)(ii)(z) of the Merger Agreement with the amount "$0.75."

            (iii). Replacing (A) the amount "$2.8125" in Section 1.7(d)(ii)(x) of the Merger Agreement with the amount "$2.25," (B) the amount "$3.4375" in Section 1.7(d)(ii)(y) of the Merger Agreement with the amount "$1.25," and (C) the amount "$4.0625" in Section 1.7(d)(ii)(z) of the Merger Agreement with the amount "$0.75."

            (iv). Adding, at the end of Section 1.7(d) of the Merger Agreement, the following new paragraph:

              "Notwithstanding anything to the contrary herein, if the sum computed pursuant to clause (iii) of the defined term Applicable Earnout Cap exceeds the aggregate amount of Earnout Payments in respect of Year Three made pursuant to this Section 1.7(d) (such excess, the "Shortfall Amount"), the board of directors of Parent shall pass a resolution setting forth parameters on which Parent shall pay to the Shareholders and the Company Option holders, subsequent to the Earnout Payment in respect of Year Three, additional earnout payments not to exceed, in the aggregate, such Shortfall Amount and establishing parameters (including, without limitation, (i) times at which such additional earnout payments are to be made, and (ii) performance hurdles for such additional earnout payments, which shall be no less favorable to the Shareholders and Company Option holders than the performance hurdles for Year Three) for such additional earnout payments. Any additional earnout payments pursuant to the immediately preceding sentence shall be paid in Parent Stock (with the number of shares to be calculated as provided in Section 1.7(e)(ii)) and/or cash in such relative proportion as the board of directors of Parent shall determine, with respect to each Shareholder and Company Option holder eligible to participate in such additional earnout payments, in its sole discretion; provided that, in the event that the cash proceeds received in connection with the additional earnout payment are insufficient to satisfy any federal, state or local withholding taxes that may be payable by or on behalf of a Shareholder or Company Option holder in connection with the receipt of the additional earnout payment, then, at the election of such Shareholder or Company Option holder, Parent shall (or shall cause the Company to) retain a sufficient number of shares of Parent Stock having a fair market value equal to the required withholding taxes in excess of the cash proceeds received by such Shareholder or Company Option holder as part of the additional earnout payment."

            (v). Deleting subparagraphs (ii), (iii) and (iv) of Section 1.7(e) the Merger Agreement in their entirety and replacing them with the following:

              "(ii) Each of (x) the Year One Earnout Payment, (y) the Year Two Earnout Payment and (z) the Year Three Earnout Payment shall be paid in a combination of Parent Stock (with the number of shares to be calculated as provided below) and/or cash in such relative proportion as the board of directors of Parent shall determine, with respect to each Shareholder and Company Option holder eligible to participate in such Earnout Payments, such combination to be in its sole discretion; provided that, in the event that the cash proceeds received in connection with any Earnout Payment are insufficient to satisfy any federal, state or local withholding taxes that may be payable by or on behalf of a Shareholder or Company Option holder in connection with the receipt of such Earnout Payment, then, at the election of the such Shareholder or Company Option holder, Parent shall (or shall cause the Company to) retain a sufficient number of shares of Parent Stock having a fair market value equal to the required withholding taxes in excess of the cash proceeds received by such Shareholder or Company Option holder as part of such Earnout Payment."

            (vi). Renumbering subparagraphs (v), (vi) and (vii) of Section 1.7(e) of the Merger Agreement to become subparagraphs (iii), (iv) and (v) of Section 1.7(e) of the Merger Agreement, respectively.

            (vii). Renumbering subparagraphs (a), (b), (c) and (d) of Section 1.7(f) of the Merger Agreement to become subparagraphs (ii), (iii), (iv) and (v) of Section 1.7(f) of the Merger Agreement, respectively, and inserting the words "except to the extent otherwise provided herein," at the beginning of Section 1.7(f)(iv) of the Merger Agreement.

            (viii). Deleting, in the defined term "Adjusted EBITDA" in Section 10.1 of the Merger Agreement, the words "of the Company" after the word "EBITDA" in line one of such definition, and inserting the words "of the Company" at the beginning of such defined term immediately following the words "Adjusted EBITDA";

            (ix). Adding the following defined term to Section 10.1 of the Merger Agreement immediately prior to the defined term "Assets":

              "Applicable Earnout Cap" means (i) for purposes of Section 1.7(b), $12,000,000, (ii) for purposes of Section 1.7(c), the sum of (x) $12,000,000 plus (y) the amount, if any, by which $12,000,000 exceeds the amount actually paid by Parent to the Shareholders and Company Option holders under Section 1.7(b) and (iii) for purposes of Section 1.7(d), the sum of (x) $12,000,000 plus (y) the amount, if any, by which the sum computed pursuant to clause (ii) of this definition exceeds the amount actually paid by Parent to the Shareholders and Company Option holders under Section 1.7(c)."

            (ix). Deleting the defined term "EBITDA" in Section 10.1 of the Merger Agreement in its entirety and replacing it with the following:

              "EBITDA" for any fiscal year shall mean Parent's and its consolidated subsidiaries' earnings from operations before interest, taxes, depreciation and amortization for any such fiscal year. Parent's and its consolidated subsidiaries' EBITDA shall be determined in accordance with GAAP as determined by the firm of independent certified public accountants engaged by Parent for purposes of its own audit. In determining such EBITDA: (a) subject to the last sentence of this definition, EBITDA shall be computed without regard to "extraordinary items" of gain or loss as that term shall be defined in GAAP; (b) EBITDA shall not include any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business; and (c) no deduction shall be made for any management fees, general overhead expenses or other intercompany charges, of whatever kind or nature, of Parent, including any expenses related to the release of transfer restrictions on Applicable Shares. Notwithstanding anything to the contrary in this definition, Parent's and its consolidated subsidiaries' EBITDA shall be determined taking into account the impact of any acquisitions, however structured, by Parent or any of its consolidated subsidiaries (including the Company) completed during Year One, Year Two or Year Three.

          (c) Restriction Agreements.    The Merger Agreement is hereby amended by:

            (i). Adding the following as a new Section 7.3(e) to the Merger Agreement:

              "Restriction Agreements. Parent and members of management and the Board of Directors of Parent shall have executed and delivered the Restriction Agreements."

            (ii). Adding the following defined term to Section 10.1 immediately prior to the defined term "SEC":

              "Restriction Agreements" means, collectively, restriction agreements by and between Parent and certain member of Parent's management, the forms of which shall be reasonably acceptable to the Company, (i) covering, in the aggregate, approximately 2,600,000 shares of Parent Stock (the "Applicable Shares"), (ii) subjecting the Applicable Shares to transfer restrictions, subject only to certain exceptions, (iii) providing that at the end of each of Year One, Year Two and Year Three, a number of Applicable Shares shall be released from the transfer restrictions, such number to be determined by multiplying the total number of Applicable Shares by a fraction, the numerator of which is the applicable Earnout Payment for such year and the denominator of which is $36,000,000 (or determined by a formula with the equivalent mathematical effect), (iv) providing that, to the extent such transfer restrictions were not released in accordance with the terms of the restriction agreement, such Applicable Shares will be automatically and irrevocably forfeited and (v) including such other terms and provisions as are reasonably acceptable to Parent and the Company, it being understood and agreed that the holders of Applicable Shares shall become entitled to the economic benefits of the Applicable Shares to the same extent that the Shareholders and Company Option holders become entitled to the economic benefits of Earnout Payments."

        2.    Affirmation.    Other than as expressly modified pursuant to this Amendment, all provisions of the Merger Agreement remain unmodified and in full force and effect.

        3.    Miscellaneous.    This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument and shall bind and inure to the benefit of the parties and their respective successors and assigns.

[signature pages follow]

        IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed and delivered in its name and on its behalf as of the 3rd day of September, 2008.

GRANAHAN MCCOURT ACQUISITION CORPORATION
By	/s/ DAVID C. MCCOURT Name: David C. McCourt Title: President, Chief Executive Officer and Chairman of the Board
SATELLITE MERGER CORP.
By	/s/ DAVID C. MCCOURT Name: David C. McCourt Title: President
PRO BRAND INTERNATIONAL, INC.
By	/s/ PHILIP SHOU Name: Philip Shou Title: Chairman and Chief Executive Officer
FOR THE SELLERS
By	/s/ PHILIP M. SHOU Name: Philip M. Shou Title: Sellers' Representative

ANNEX B

FORM OF

GRANAHAN MCCOURT ACQUISITION CORPORATION

~~FOURTH~~FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

        Granahan McCourt Acquisition Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), hereby certifies that:

        1.     The name of the corporation is "~~GRANAHAN MCCOURT ACQUISITION CORPORATION"~~Pro Brand International Group, Inc." (hereinafter sometimes referred to as the "Corporation").

        2.     The Corporation's original Certificate of Incorporation (its "Original Certificate of Incorporation") was filed in the office of the Secretary of State of Delaware on July 10, 2006.

        3.     The Corporation filed an amended and restated certificate of incorporation (the "Amended And Restated Certificate of Incorporation") with the Secretary of State of Delaware on July 25, 2006, thereby amending and restating in its entirety the Original Certificate of Incorporation of the Corporation.

        4.     The Corporation filed an amended and restated certificate of incorporation (the "Second Amended And Restated Certificate of Incorporation") with the Secretary of State of Delaware on September 8th, 2006, thereby amending and restating in its entirety the Amended and Restated Certificate of Incorporation of the Corporation.

        5.     The Corporation filed an amended and restated certificate of incorporation (the "Third Amended And Restated Certificate of Incorporation") with the Secretary of the State of Delaware on September 27, 2006, thereby amending and restating in its entirety the Second Amended and Restated Certificate of Incorporation of the Corporation.

        6.     The Corporation filed an amended and restated certificate of incorporation (the "Fourth Amended And Restated Certificate of Incorporation") with the Secretary of the State of Delaware on October 18, 2006, thereby amending and restating in its entirety the Third Amended and Restated Certificate of Incorporation of the Corporation.

        7.     ~~6.~~This ~~Fourth~~Fifth Amended and Restated Certificate of Incorporation (this "Fifth Amended And Restated Certificate of Incorporation") amends and restates in its entirety the ~~Third~~Fourth Amended and Restated Certificate of Incorporation of the Corporation.

        8.     ~~7.~~The ~~Third~~Fourth Amended and Restated Certificate of Incorporation of this Corporation shall be amended and restated to read in its entirety as follows:

*  *  *

        ARTICLE FIRST: The name of this Corporation is:

~~Granahan McCourt Acquistion Corporation~~

Pro Brand International Group, Inc.

        ARTICLE SECOND: The address of the registered office of this Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the city of Wilmington, County of New Castle, Zip Code 19808. The name of the registered agent of this Corporation at such address is Corporation Service Company.

        ARTICLE THIRD: ~~Subject to the immediately succeeding sentence, the~~The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation~~; provided, however, that in the event a Business Combination (as defined below) is not consummated prior to the Termination Date (as defined below), then the purposes of the Corporation shall automatically, with no action required by the Board of Directors or the stockholders, on the Termination Date be limited to effecting and implementing the dissolution and liquidation of the Corporation and the taking of any other actions expressly required to be taken herein on or after the Termination Date and the Corporation's powers shall thereupon be limited to those set forth in Section 278 of the General Corporation Law and as otherwise may be necessary to implement the limited purposes of the Corporation as provided herein~~.

        ARTICLE FOURTH: ~~Reverse Stock Split. Effective immediately upon the filing of this Fourth Amended and Restated Certificate of Incorporation (the "EFFECTIVE TIME"), a 0.72-for-one reverse stock split of the Corporation's Common Stock shall become effective, pursuant to which: each share of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into 0.72 shares of Common Stock automatically and without any action by the holder thereof upon the Effective Time and each certificate outstanding at the Effective Time for shares of Common Stock shall thereafter represent the number of shares of Common Stock as specified above. No fractional shares of Common Stock shall be issued as a result of such reclassification and combination. In lieu of any fractional share to which a stockholder would otherwise be entitled after aggregating all stock holdings of such stockholder, the Corporation shall pay cash equal to $0.01.~~

        (a)   The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is ~~One~~Two Hundred Million Five Thousand (~~100,005,000~~200,005,000) of which:

          (i)    ~~One~~Two Hundred Million (~~100,000,000~~200,000,000) shares shall be Common Stock of the par value of $0.0001 per share; and

          (ii)   Five Thousand (5,000) shares shall be Preferred Stock of the par value of $0.0001 per share.

        (b)   ~~(c)~~PREFERRED STOCK. Shares of Preferred Stock may be issued from time to time in series or otherwise and the Board of Directors of the Corporation is hereby authorized, subject to the limitations provided by law, to establish and designate (a "Preferred Stock Designation") series, if any, of the Preferred Stock, to fix the number of shares constituting any such series, and to fix the voting powers, designations, and relative, participating, optional, conversion, redemption and other rights of the shares of Preferred Stock or series thereof, and the qualifications, limitations and restrictions thereof, and to increase and to decrease the number of shares of Preferred Stock constituting any such series. The authority of the Board of Directors of the Corporation with respect to shares of Preferred

Stock or any series thereof shall include but shall not be limited to the authority to determine the following:

          (i)    ~~I.~~ The designation of any series;

          (ii)   ~~II.~~ The number of shares initially constituting any such series;

          (iii)  ~~III.~~ The rate or rates and the times at which dividends on the shares of Preferred Stock or any series thereof shall be paid, and whether or not such dividends shall be cumulative, and, if such dividends shall be cumulative, the date or dates from and after which they shall accumulate;

          (iv)  ~~IV.~~ Whether or not shares of the Preferred Stock or series thereof shall be redeemable, and, if such shares shall be redeemable, the terms and conditions of such redemption, including but not limited to the date or dates upon or after which such shares shall be redeemable and the amount per share which shall be payable upon such redemption, which amount may vary under different conditions and at different redemption dates;

          (v)   ~~V.~~ The amount payable on the shares of Preferred Stock or series thereof in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Corporation; provided, however, that the holders of such shares shall be entitled to be paid, or to have set apart for payment, not less than $0.0001 per share before the holders of shares of the Common Stock or the holders of any other class of stock ranking junior to the Preferred Stock as to rights on liquidation shall be entitled to be paid any amount or to have any amount set apart for payment; provided, further, that, if the amounts payable on liquidation are not paid in full, the shares of all series of the Preferred Stock shall share ratably in any distribution of assets other than by way of dividends in accordance with the sums which would be payable in such distribution if all sums payable were discharged in full;

          (vi)  ~~VI.~~ Whether or not the shares of Preferred Stock or series thereof shall have voting rights, in addition to the voting rights provided by law, and, if such shares shall have such voting rights, the terms and conditions thereof, including but not limited to the right of the holders of such shares to vote as a separate class either alone or with the holders of shares of one or more other class or series of Preferred Stock and the right to have more than one vote per share;

          (vii) ~~VII.~~ Whether or not a sinking fund shall be provided for the redemption of the shares of Preferred Stock or series thereof, and, if such a sinking fund shall be provided, the terms and conditions thereof;

          (viii)  ~~VIII.~~ Whether or not a purchase fund shall be provided for the shares of Preferred Stock or series thereof, and, if such a purchase fund shall be provided, the terms and conditions thereof;

          (ix)  ~~IX.~~ Whether or not the shares of Preferred Stock or series thereof shall have conversion privileges, and, if such shares shall have conversion privileges, the terms and conditions of conversion, including but not limited to any provision for the adjustment of the conversion rate or the conversion price; and

          (x)   ~~X.~~ Any other relative rights, preferences, qualifications, limitations and restrictions.

        (c)   ~~(d)~~ Common Stock.

          (i)    ~~1. DIVIDENDS.~~Dividends. Subject to the preferential dividend rights, if any, applicable to shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive only such dividends as may be declared by the Board of Directors.

          (ii)   ~~2. LIQUIDATION. Except as set forth in ARTICLE FIFTH, in~~Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts to be distributed to the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled, ratably, in proportion to the number of shares held by them, to receive all of the remaining assets of the Corporation available for distribution to holders of Common Stock.

          (iii)  Voting Rights. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

          (iv)  ~~4. CONVERSION. The holders of Common Stock shall have no conversion rights other than as set forth in subparagraph C of ARTICLE FIFTH hereof.~~Conversion. The holders of Common Stock shall have no conversion rights.

        ~~ARTICLE FIFTH: The following provisions (A) through (G) shall apply during the period commencing upon the filing of this Fourth Amended and Restated Certificate of Incorporation and terminating upon the consummation of any Business Combination (defined below), and may not be amended during the TARGET BUSINESS ACQUISITION PERIOD, except as provided in subparagraph (G) of this ARTICLE FIFTH. A "BUSINESS COMBINATION" shall mean the acquisition, or acquisition of control, by the Corporation of one or more assets or operating businesses in the telecommunications and media industries (collectively, the "TARGET BUSINESS"), through a merger, capital stock exchange, asset or stock acquisition or other similar business combination having collectively, a fair market value (as calculated in accordance with the requirements set forth below) of at least 80% of the Corporation's net assets (excluding the IPO underwriter's deferred discount) at the time of such acquisition; PROVIDED, that any acquisition of multiple operating businesses shall occur contemporaneously with one another. For purposes of this Article, fair market value shall be determined by the Board of Directors of the Corporation based upon financial standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. If the Board of Directors of the Corporation is not able to independently determine the fair market value of the Target Business, the Corporation shall obtain an opinion with regard to such fair market value from an unaffiliated, independent third party appraiser, which may or may not be an investment banking firm that is a member of the National Association of Securities Dealers, Inc. The "TARGET BUSINESS ACQUISITION PERIOD" shall mean the period from the effectiveness of the registration statement filed in connection with the Corporation's initial public offering ("IPO") with the United States Securities and Exchange Commission up to and including the first to occur of (a) a Business Combination or (b) the Termination Date (defined below).~~

        ~~A.    Upon consummation of the Corporation's IPO and the private placement of the Corporation's warrants expected to take place concurrently with the IPO (the "Private Placement"), approximately $88,650,000 or such other amount (as set forth in the Corporation's registration statement on Form S-1 filed with the Securities and Exchange Commission at the time it goes effective) of the proceeds of the IPO and the Private Placement (including the proceeds of any exercise of the IPO underwriters' over-allotment option) shall be deposited and thereafter held in the Trust Fund (as defined below). The Corporation shall not, and no officer, director or employee of the Corporation shall, disburse any of the proceeds held in the Trust Fund (defined below) except in connection with (i) the payment of the Corporation's income tax liability associated with income earned on the proceeds held in the Trust Fund, (ii) a Business Combination or thereafter or (iii) the dissolution of the Corporation as discussed in paragraph (D) below; in each case in accordance with the trust agreement between the Corporation and the trustee named therein regulating the Trust Fund.~~

        ~~B.    Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination~~

~~is of a type which normally would require such stockholder approval under the General Corporation Law. In the event that a majority of the IPO Shares (defined below) voted by the holders thereof are cast in favor of the Business Combination at the meeting to approve the Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate such Business Combination if holders of IPO Shares comprising 20% or more in interest of IPO Shares exercise their conversion rights described in paragraph C below.~~

        ~~C.    In the event that a Business Combination is approved in accordance with the above paragraph (B) and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock issued in the IPO ("IPO SHARES") who voted against such Business Combination may, contemporaneously with such vote, demand that the Corporation convert such stockholder's IPO Shares into cash. If so demanded, and if the holder who makes such conversion demand continues to hold such shares until the consummation of the Business Combination, the Corporation shall, promptly after consummation of the Business Combination, convert such shares into cash at a per share conversion price equal to the quotient determined by dividing (i) the amount of the Trust Fund (as defined below), (a) inclusive of any interest thereon less any amount used to pay federal, state or local income tax on such interest, calculated as of two business days prior to the consummation of the Business Combination, and (b) including any amount attributed to the IPO underwriters' deferred discount, by (ii) the total number of IPO Shares outstanding at that date. "TRUST FUND" shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO including the amount representing the IPO underwriter's deferred discount and the proceeds of the Private Placement.~~

        ~~D.    In the event that the Corporation does not consummate a Business Combination by the later of (i) eighteen (18) months after the consummation of the IPO or (ii) twenty-four (24) months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such eighteen (18) month period (such later date being referred to as the "TERMINATION DATE"), the Board of Directors shall adopt a resolution, no later than 15 days after the Termination Date, pursuant to Section 275(a) of the General Corporation Law finding the dissolution of the Corporation advisable and shall provide such notices as are required by Section 275(a) of the General Corporation Law as promptly thereafter as possible and the directors and officers shall take all such action necessary to dissolve the Corporation. In the event that the stockholders vote in favor of such dissolution and the Corporation is so dissolved, the Corporation shall promptly adopt and implement a plan of distribution which provides that only the holders of IPO Shares shall be entitled to share ratably in the Trust Fund plus any other net assets of the Corporation not used for or reserved to pay obligations and claims or such other corporate expenses relating to or arising during the Corporation's remaining existence, including costs of dissolving and liquidating the Corporation. The Corporation shall pay no liquidating distributions with respect to any shares of capital stock of the Corporation other than IPO Shares. This paragraph (D) shall terminate automatically with no action required by the Board of Directors or the stockholders in the event the Business Combination has been consummated prior to the Termination Date.~~

        ~~E.    A holder of IPO Shares shall be entitled to receive distributions from the Trust Fund only in the event of a liquidation of the Corporation or in the event such holder demands conversion of its shares in accordance with paragraph C, above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Fund.~~

        ~~F.     Unless and until the Corporation has consummated a Business Combination as permitted under this ARTICLE FIFTH, the Corporation may not consummate any other business combination, whether by merger, acquisition, asset purchase or otherwise.~~

        ~~G.    During the Target Business Acquisition Period, this ARTICLE FIFTH may only be amended upon (i) the adoption, in accordance with Section 242 of the General Corporation Law, by the Board of Directors of a resolution in favor of a proposed amendment, declaring that such amendment is in the best interests of and advisable to the Corporation and the stockholders and calling for the proposed amendment to be presented to the stockholders of the Corporation for approval; and (ii) the approval of the proposed amendment by unanimous vote of all the shares of Common Stock outstanding and entitled to vote on such proposed amendment, at a meeting called and held upon notice in accordance with Section 222 of the General Corporation Law.~~

        ARTICLE ~~SIXTH~~FIFTH: ~~Except as otherwise provided in this Fourth Amended and Restated Certificate of Incorporation, the~~The Board of Directors shall be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The directors of the Corporation on the date hereof shall ~~determine their class. To the extent any additional directors are elected or appointed prior to the Corporation's first annual meeting of stockholders, the directors of the Corporation shall determine the class of such additional directors.~~be elected to such classes as set forth in the proxy statement/prospectus relating to the special meeting of stockholders of the Corporation at which this Fifth Amend and Restated Certificate of Incorporation was approved. The directors in Class I shall be elected for a term expiring at the ~~first~~Corporation's 2009 annual meeting of stockholders, the directors in Class II shall be elected for a term expiring at the ~~second~~Corporation's 2010 annual meeting of stockholders and the directors in Class III shall be elected for a term expiring at the ~~third~~Corporation's 2011 annual meeting of stockholders. Commencing at the ~~first~~Corporation's 2009 annual meeting of stockholders, and at each annual meeting of stockholders thereafter, directors elected to succeed those directors whose terms expire in connection with such annual meeting of stockholders shall be elected for a three-year term of office to expire at the third succeeding annual meeting of stockholders after their election. To the extent any additional directors are elected or appointed after the date hereof and prior to the Corporation's 2009 annual meeting of stockholders, the directors of the Corporation shall determine the class of such additional directors. Except as the General Corporation Law may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in connection therewith, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation's by-laws), or by the sole remaining director. Except as otherwise provided in this ~~Fourth~~Fifth Amended and Restated Certificate of Incorporation, all directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

        ARTICLE ~~SEVENTH~~SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

          (a)   ~~A.~~ Election of directors need not be by ballot unless the by-laws of the Corporation so provide.

          (b)   ~~B.~~ The Board of Directors shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the by-laws of the Corporation as provided in the by-laws of the Corporation.

          (c)   ~~C.~~ The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interests, or for any other reason.

          (d)   ~~D.~~ In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the laws of Delaware, of this ~~Fourth~~Fifth Amended and Restated Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.

        ARTICLE ~~EIGHTH~~SEVENTH:

          (a)   The Corporation shall, to the full extent permitted by Section 145 of the General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

          (b)   ~~B.~~A director of the Corporation shall not be personally liable to the Corporation and to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

          (c)   ~~C.~~Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided in sub-paragraph (D) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this ARTICLE ~~EIGHTH~~SEVENTH shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this ARTICLE ~~EIGHTH~~SEVENTH or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

          (d)   ~~D.~~If a claim under sub-paragraph (C) of this ARTICLE ~~EIGHTH~~SEVENTH is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

          (e)   ~~E.~~The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this ARTICLE ~~EIGHTH~~SEVENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this ~~Fourth~~Fifth Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

          (f)    ~~F.~~The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law.

        ARTICLE ~~NINTH~~EIGHTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law.

        ARTICLE ~~TENTH~~NINTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of the General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

        ~~ARTICLE ELEVENTH: Prior to the date and time of the closing of the Corporation's IPO, this Fourth Amended and Restated Certificate of Incorporation may be amended by the written consent of the holders of a majority of the stock of the Corporation in accordance with Section 228 of the General Corporation Law.~~

*  *  *  *  *

        ~~5.     The foregoing amendment and restatement has been duly adopted in accordance with the provisions of Section 228,~~This Fifth Amended and Restated Certificate of Incorporation of the Corporation, which both restates and amends the provisions of the Corporation's Fourth Amended and Restated Certificate of Incorporation, has been duly proposed by resolutions adopted and declared advisable by the Board of Directors of the Corporation, duly adopted by the requisite votes of the stockholders of the Corporation and duly executed and acknowledged by the officers of the Corporation in accordance with Sections 103, 242 and 245 of the General Corporation Law ~~by the directors and a majority of the stockholders of this corporation.~~of the State of Delaware.

        IN WITNESS WHEREOF, this ~~Fourth~~Fifth Amended and Restated Certificate of Incorporation has been signed by the President and Chief Executive Officer of ~~this~~the Corporation effective this [            ] day of ~~October, 2006.~~[                        ], 2008.

~~/s/ David C. McCourt~~ David C. McCourt President and Chief Executive Officer

ANNEX C
PRO BRAND INTERNATIONAL GROUP 2008 OMNIBUS INCENTIVE PLAN

PRO BRAND INTERNAIONAL GROUP
2008 OMNIBUS INCENTIVE PLAN

ARTICLE I

PURPOSES

        The purpose of this Plan (as such term and any other capitalized terms used herein without definition are defined in Section 2) is to foster and promote the long-term financial success of the Company and the Subsidiaries and materially increase stockholder value by (a) motivating superior performance by means of service- and performance-related incentives, (b) encouraging and providing for the acquisition of an ownership interest in the Company by Employees and (c) enabling the Company and the Subsidiaries to attract and retain the services of an outstanding management team upon whose judgment, interest and special effort the successful conduct of its and their operations is largely dependent.

ARTICLE II

DEFINITIONS

        2.1    Certain Definitions.    Capitalized terms used herein without definition shall have the respective meanings set forth below:

          Adjustment Event: shall mean (i) any stock dividend, stock split or share combination of, or extraordinary cash dividend on, the Common Stock, (ii) any recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares affecting the Common Stock, (iii) or any issuance of any warrants or rights offering (other than any such issuance or offering under the Plan) to purchase Common Stock at a price materially below Fair Market Value, or (iv) any other similar event affecting the Common Stock.

          "Affiliate" means, with respect to any person, any other person controlled by, controlling or under common control with such person.

          "Alternative Award" has the meaning given in Section 9.2.

          "Award" means any Option, Stock Appreciation Right, Performance Stock, Performance Stock Unit, Performance Unit, Restricted Stock, Restricted Stock Unit, Deferred Stock, or other performance-based award payable in cash granted pursuant to the Plan, including an Award combining two or more types in a single grant.

          "Award Agreement" means any written agreement, contract, or other instrument or document evidencing any Award granted by the Committee pursuant to the Plan.

          "Board" means the Board of Directors of the Company.

          "Cause" means (i) the refusal or neglect of the Participant to perform substantially his or her employment-related duties, which has not been cured within twenty (20) calendar days after a written demand for substantial performance is delivered to such Participant, (ii) the Participant's willful misconduct or breach of fiduciary duty, (iii) the Participant's conviction of or entering a plea of guilty or nolo contendere (or any applicable equivalent thereof) to a crime constituting a felony (or a crime or offense of equivalent magnitude in any jurisdiction) or his or her willful violation of any other law, rule, or regulation (other than a traffic violation or other offense or violation outside of the course of employment which in no way adversely affects the Company or any Subsidiary or its reputation or the ability of the Participant to perform his or her employment related duties or to represent the Company or any Subsidiary) or (iv) the material breach by the Participant of any covenant or agreement with the Company or any Subsidiary, or any written policy of the Company or any Subsidiary, not to disclose any information pertaining to the Company or any Subsidiary or not to compete or interfere with the Company or any Subsidiary, which, in the case of a covenant, agreement or policy not to compete or interfere with the Company or any Subsidiary, has not been cured within twenty (20) calendar days after a written demand for substantial performance of such covenant, agreement or policy is delivered to such Participant; provided that, with respect to any Participant who is a party to an employment agreement with the Company or any Subsidiary, "Cause" shall have the meaning specified in such Participant's employment agreement.

          "Change in Control" means the first occurrence of any of the following events after the effective date of the Plan:

            (a) the acquisition by any person (as defined in Treasury Regulation 1.409A-3(i)(5)(v)(B)), other than the Company, the Subsidiaries, any employee benefit plan of the Company or the Subsidiaries, of 50% or more of the combined voting power of the Company's then outstanding voting securities;

            (b) on any date, the individuals who constituted the Board (the "Incumbent Board") as of the date 12 months prior to such date (the "Beginning Date") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Beginning Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

            (c) the merger or consolidation of the Company as a result of which persons (as defined in Treasury Regulation 1.409A-3(i)(5)(v)(B) who were owners of the voting securities of the Company, immediately prior to such merger or consolidation, do not, immediately thereafter, own, directly or indirectly, in substantially the same relative percentages, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company;

            (d) the liquidation or dissolution of the Company other than a liquidation of the Company into any Subsidiary or a liquidation a result of which persons (as defined in Treasury Regulation 1.409A-3(i)(5)(v)(B) who were stockholders of the Company immediately prior to such liquidation own, directly or indirectly, in substantially the same relative percentages, more than 50% of the combined voting power entitled to vote generally in the election of directors of the entity that holds substantially all of the assets of the Company following such event; and

            (e) the sale, transfer or other disposition of at least 80% of the total gross fair market value of the assets of the Company, during any 12 month period, to a persons (as defined in Treasury Regulation 1.409A-3(i)(5)(v)(B) that are not, immediately prior to such sale, transfer or other disposition, Affiliates of the Company.

          "Change in Control Price" means the price per share on a fully-diluted basis offered in conjunction with any transaction resulting in a Change in Control, as determined in good faith by the Committee as constituted before the Change in Control, if any part of the offered price is payable other than in cash.

          "Code" means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

          "Committee" means the Compensation Committee of the Board which, for purposes of this Plan, is intended to consist solely of two or more (i) "outside directors" within the meaning of Treas. Reg. Sec. 1.162-27 promulgated under section 162(m) of the Code and any successor regulation, (ii) "Non-Employee Directors" within the meaning of Rule 16b-3 promulgated under the Exchange Act and, and (iii) independent directors under the rules of the American Stock Exchange.

          "Common Stock" means the common stock, par value $0.0001 per share, of the Company.

          "Company" means Pro Brand International Group, a Delaware corporation, and any successor thereto.

          "Deferred Annual Amount" has the meaning given in Section 8.1.

          "Deferred Stock" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on the grant date, cash equal to the Fair Market Value of such shares of Common Stock, under the Plan at the end of a specified period of time.

          "Dividend Equivalents" means an amount equal to any dividends and distributions paid by the Company with respect to the number of shares of Common Stock subject to an Award.

          "Disability" means a Participant's incapacity due to reasonably documented physical or mental illness that shall have prevented such Participant from performing his duties for the Company on a full-time basis for more than six months and within 30 days after written notice of termination has been given to such Participant, such Participant shall not have returned to the full time performance of his duties. The date of termination in the case of a termination due to "Disability" shall be deemed to be the last day of the aforementioned 30-day period. Notwithstanding the foregoing, (i) with respect to any Participant who is a party to an employment agreement with the Company or any Subsidiary, "Disability" shall have the meaning, if any, assigned to such term or substantially similar terms in such Participant's employment agreement and (ii) in the event a Participant whose employment with the Company terminates due to Disability continues to serve as a director of or a consultant to the Company, such Participant's employment with the Company shall not be deemed to have terminated for purposes of the Plan or any Award Agreement evidencing Awards granted to such Participant until the date as of which such Participant's services as a director of and consultant to the Company shall have also terminated.

          "Employee" means any non-employee director, officer or employee of, or any natural person who is a consultant or advisor to, the Company or any Subsidiary.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

          "Executive Officer" means each person who is an officer of the Company or any Subsidiary and who is subject to the reporting requirements under Section 16(a) of the Exchange Act.

          "Fair Market Value" means, as of any date, the closing price of one share of Common Stock on the American Stock Exchange (or on such other recognized market or quotation system on which the trading prices of Common Stock are traded or quoted at the relevant time) on the date as of which such Fair Market Value is determined. If there are no Common Stock transactions reported the American Stock Exchange (or on such other exchange or system as described above)

  on such date, Fair Market Value shall mean the closing price for a share of Common Stock on the immediately preceding day on which Common Stock transactions were so reported.

          "Financial Gain" has the meaning given in Section 10.3.

          "ISOs" has the meaning given in Section 5.1(a).

          "New Employer" means a Participant's employer, or the parent or a subsidiary of such employer, immediately following a Change in Control.

          "NSOs" has the meaning given in Section 5.1(a).

          "Option" means the right granted to a Participant pursuant to the Plan to purchase a stated number of shares of Common Stock at a stated price for a specified period of time.

          "Participant" means any Employee designated by the Committee to receive an Award under the Plan.

          "Performance Period" means the period, as determined by the Committee, during which the performance of the Company, any Subsidiary, any business unit and any individual is measured to determine whether and the extent to which the applicable performance measures have been achieved.

          "Performance Stock" means a grant of a stated number of shares of Common Stock to a Participant under the Plan that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

          "Performance Stock Unit" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on or after the grant date, cash equal to the Fair Market Value of such shares of Common Stock, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

          "Performance Unit" means a Participant's contractual right to receive a cash-denominated award, payable in cash or shares of Common Stock, under the Plan at a specified time that is forfeitable by the Participant until the attainment of specified performance goals, or until otherwise determined by the Committee or in accordance with the Plan, subject to the continuous employment of the Participant through the applicable Performance Period.

          "Permitted Transferee" has the meaning given in Section 13.1.

          "Plan" means this Pro Brand International Group 2008 Omnibus Incentive Plan, as the same may be amended from time to time.

          "Replacement Award" means an Award made to employees of companies acquired by the Company to replace incentive awards and opportunities held by such employees prior to such acquisition.

          "Restricted Stock" means a grant of a stated number of shares of Common Stock to a Participant under the Plan that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan.

          "Restricted Stock Unit" means a Participant's contractual right to receive a stated number of shares of Common Stock or, if provided by the Committee on the grant date, cash equal to the

  Fair Market Value of such shares of Common Stock, under the Plan at the end of a specified period of time that is forfeitable by the Participant until the completion of a specified period of future service, or until otherwise determined by the Committee or in accordance with the Plan.

          "Restriction Period" means the period during which any Performance Stock, Performance Stock Units, Performance Units, Restricted Stock or Restricted Stock Units, as the case may be, are subject to forfeiture and/or restriction on transfer pursuant to the terms of the Plan.

          "Retained Awards" has the meaning given in Section 6.6.

          "Retirement" means, except as otherwise defined in an Award Agreement, the termination of a Participant's employment with the Company or any Subsidiary on or after the date the Participant attains age 65. Notwithstanding the foregoing, (i) with respect to any Participant who is a party to an employment agreement with the Company or any Subsidiary, "Retirement" shall have the meaning, if any, specified in such Participant's employment agreement and (ii) in the event a Participant whose employment with the Company terminates due to Retirement continues to serve as a director of or a consultant to the Company, such Participant's employment with the Company shall not be deemed to have terminated for purposes of the Plan or any Award Agreement evidencing Awards granted to such Participant until the date as of which such Participant's services as a director of and consultant to the Company shall have also terminated, at which time the Participant shall be deemed to have terminated employment due to retirement.

          "Stock Appreciation Right" means, with respect to shares of Common Stock, the right to receive a payment from the Company in cash and/or shares of Common Stock equal to the product of (i) the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over a specified base price fixed by the Committee on the grant date, multiplied by (ii) a stated number of shares of Common Stock.

          "Subsidiary" means any corporation in which the Company owns, directly or indirectly, stock representing 50% or more of the combined voting power of all classes of stock entitled to vote, and any other business organization, regardless of form, in which the Company possesses, directly or indirectly, 50% or more of the total combined equity interests in such organization.

          "Wrongful Conduct" has the meaning given in Section 10.2.

          "Wrongful Conduct Period" has the meaning given in Section 10.1.

        2.2    Gender and Number.    Except when otherwise indicated by the context, words in the masculine gender used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

ARTICLE III

POWERS OF THE COMMITTEE

        3.1    Eligibility and Participation.    Participants in the Plan shall be those Employees designated by the affirmative action of the Committee (or its delegate) to participate in the Plan.

        3.2    Power to Grant and Establish Terms of Options.    The Committee shall have the authority, subject to the terms of the Plan, to determine the Employees to whom Awards shall be granted, the type or types of Awards to be granted and the terms and conditions of any and all Awards including, but not limited to, the number of shares of Common Stock subject to an Award, the time or times at which Awards shall be granted, and the terms and conditions of applicable Award Agreements. The Committee may establish different terms and conditions for different types of Awards, for different Participants receiving the same type of Award, and for the same Participant for each type of Award such Participant may receive, whether or not granted at the same or different times.

        3.3    Administration.    The Committee shall be responsible for the administration of the Plan. Any Awards granted by the Committee may be subject to such conditions, not inconsistent with the terms of the Plan, as the Committee shall determine. The Committee shall have authority to prescribe, amend and rescind rules and regulations relating to the Plan, to provide for conditions deemed necessary or advisable to protect the interests of the Company, to interpret the Plan and to make all other determinations necessary or advisable for the administration and interpretation of the Plan and to carry out its provisions and purposes. Any determination, interpretation or other action made or taken (including any failure to make any determination or interpretation, or take any other action) by the Committee pursuant to the provisions of the Plan, shall, to the greatest extent permitted by law, be within its sole and absolute discretion and shall be final, binding and conclusive for all purposes and upon all persons and shall be given deference in any proceeding with respect thereto.

        3.4    Delegation by the Committee.    The Committee may delegate, subject to such terms or conditions or guidelines as it shall determine, to any officer or group of officers of the Company or its affiliates any portion of its authority and powers under the Plan with respect to Participants who are not Executive Officers. Only the Committee may select, grant, or exercise any other discretionary authority under the Plan in respect of Awards granted to such Participants who are Executive Officers.

        3.5    Restrictive Covenants and Other Conditions.    Without limiting the generality of the foregoing, the Committee may make any Award subject to the provisions described in Article X, or otherwise condition the grant of any Award under the Plan upon the Participant to whom such Award would be granted agreeing in writing to certain conditions (such as restrictions on the ability to transfer the underlying shares of Common Stock) or covenants in favor of the Company and/or one or more Subsidiaries or affiliates thereof (including, without limitation, covenants not to compete, not to solicit employees and customers and not to disclose confidential information), including, without limitation, the requirement that the Participant disgorge any profit, gain or other benefit received in respect of the Award prior to any breach of any such covenant.

        3.6    Participants Based Outside the United States.    In order to conform with provisions of local laws and regulations in foreign countries in which the Company or its Subsidiaries operate, the Committee may (i) modify the terms and conditions of Awards granted to Participants employed outside the United States, (ii) establish subplans with modified exercise procedures and such other modifications as may be necessary or advisable under the circumstances presented by local laws and regulations, and (iii) take any action which it deems advisable to obtain, comply with or otherwise reflect any necessary governmental regulatory procedures, exemptions or approvals with respect to the Plan or any subplan established hereunder.

ARTICLE IV

STOCK SUBJECT TO PLAN

        4.1    Number.    Subject to the provisions of this Article IV, the maximum number of shares of Common Stock available for Awards under the Plan shall not exceed 3,200,000 shares of Common Stock. The shares of Common Stock to be delivered under the Plan may consist, in whole or in part, of Common Stock held in treasury or authorized but unissued shares of Common Stock, not reserved for any other purpose.

        4.2    Canceled, Terminated, or Forfeited Awards, etc.    Shares subject to any Award granted hereunder that for any reason are canceled, terminated, forfeited, or otherwise settled without the issuance of Common Stock after the effective date of the Plan shall be available for grant under the Plan, subject to the maximum limitation specified in Section 4.1. Without limiting the generality of Section 4.1 hereof, (i) shares of Common Stock tendered by a Participant to pay the exercise price of any Options or to satisfy any tax withholding obligations pursuant to Section 13.4 shall be available for grant under the Plan, (ii) shares of common stock withheld by the company to satisfy any tax withholding obligations pursuant to Section 13.4 or to pay the exercise price of any Options shall again be available for grant under the Plan and, (iii) shares of Common Stock issued in connection with Replacement Awards, shall not reduce the maximum limitation specified in Section 4.1. For purposes of this Article IV, if a Stock Appreciation Right is granted in tandem with an Option so that only one may be exercised with the other being surrendered on such exercise, the number of shares of Common Stock subject to the tandem Option and Stock Appreciation Right award shall only be taken into account once (and not as to both awards).

        4.3    Individual Award Limitations.    Subject to the provisions of Sections 4.2 and 4.4, the following individual Award limits shall apply:

          (a)   During the term of the Plan, the maximum number of shares of Common Stock available for grant as ISOs pursuant to the Plan shall not exceed the maximum limitation specified in Section 4.1;

          (b)   During any calendar year, no Participant shall receive Options or Stock Appreciation Rights covering more than 300,000 shares of Common Stock;

          (c)   During any calendar year, no Participant shall receive any Awards that are subject to performance measures covering more than 300,000 shares of Common Stock; and

          (d)   During any calendar year, no Participant shall receive any performance-based Awards that are payable in cash of more than $1,500,000.

        4.4    Adjustment in Capitalization.    In the event of any Adjustment Event affecting the Common Stock, such adjustments and other substitutions shall be made to (a) the number and kind of shares of Common Stock which thereafter may be awarded or optioned and sold under the Plan (including, but not limited to, adjusting any limits on the number and types of Awards that may be made under the Plan), (b) the number and kind of shares of Common Stock subject to outstanding Awards, (c) the grant, exercise or conversion price with respect to any Award and (d) otherwise, in all cases as the Committee, in its sole discretion, deems equitable or appropriate. Without limiting the generality of the foregoing, the Committee may make provisions for a cash payment to a Participant or a person who has an outstanding Award.

        4.5    Prohibition Against Repricing.    Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors or (ii) as a result of any Adjustment Event, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option or base price of any outstanding Stock Appreciation Right or to grant any new Award, or make any cash payment, in substitution for or upon the cancellation of Options or Stock Appreciation Rights previously granted.

ARTICLE V

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

        5.1    Options

        (a)    Grant.    Options may be granted to Participants at such time or times as shall be determined by the Committee. Options granted pursuant to this Plan may be of two types: (i) "incentive stock options" within the meaning of section 422 of the Code ("ISOs") and (ii) non-statutory stock options ("NSOs"), which are not ISOs. The grant date of an Option under the Plan will be the date on which the Option is awarded by the Committee or such other future date as the Committee shall determine in its sole discretion. Each Option shall be evidenced by an Award Agreement that shall specify the type of Option granted, the exercise price, the duration of the Option, the number of shares of Common Stock to which the Option pertains, the conditions upon which the Option or any portion thereof shall become vested or exercisable, and such other terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. For the avoidance of doubt, ISOs may only be granted to Employees who are treated as common law employees of the Company or any Subsidiary Corporation (as defined in section 424(f) of the Code).

        (b)    Exercise Price.    Each Option granted pursuant to the Plan shall have an exercise price per share of Common Stock determined by the Committee; provided that, except in the case of Replacement Awards, such per share exercise price may not be less than the Fair Market Value of one share of Common Stock on the Option grant date.

        (c)    Exercisability.    Each Option awarded to a Participant under the Plan shall become exercisable based on the performance of a minimum period of service or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. No Option shall be exercisable on or after the tenth anniversary of its grant date. Except as otherwise provided in the Plan, the applicable Award Agreement or as determined by the Committee at or after the grant date, after becoming exercisable each installment of an Option shall remain exercisable until expiration, termination or cancellation of the Option and, until such time, may be exercised from time to time in whole or in part, up to the total number of shares of Common Stock with respect to which it is then exercisable.

        (d)    Payment.    The Committee shall establish procedures governing the exercise of Options, which procedures shall generally require that written notice of exercise thereof be given and that the exercise price thereof be paid in full at the time of exercise (i) in cash or cash equivalents, including by personal check, or (ii) in accordance with such other procedures or in such other forms as the Committee shall from time to time determine (including, without limitation, through an arrangement with a broker approved by the Company whereby payment of the exercise price is accomplished with the proceeds of the sale of Common Stock); provided that, the Committee may, in its sole discretion, offer to pay a Participant, in exchange for the cancellation of a vested Option held by such Participant, an amount of cash equal to the product of (x) the Fair Market Value of a share of Common Stock minus the per share exercise price of such Option, and (y) the number of shares of Common Stock underlying such Option. The exercise price of any Options exercised may be paid in full or in part in the form of shares of Common Stock.

        (e)    Special ISO Rules.    No Participant may be granted ISOs under the Plan (or any other plans of the Company and its Subsidiaries) that would result in ISOs to purchase shares of Common Stock with an aggregate Fair Market Value (measured on the date of grant) of more than $100,000 first becoming exercisable by such Participant in any one calendar year. Notwithstanding any other provision of the Plan to the contrary, no ISO shall be granted to any person who, at the time the Option is granted, owns stock (including stock owned by application of the constructive ownership rules in Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Subsidiary, unless at the time the ISO is granted the exercise price is at least 110% of the Fair Market Value on the date of grant of the Common Stock subject to the ISO and the ISO by its terms is not exercisable for more than five years from the date of grant.

        5.2    Stock Appreciation Rights.

        (a)    Grant.    Stock Appreciation Rights may be granted to Participants at such time or times as shall be determined by the Committee. Stock Appreciation Rights may be granted in tandem with Options which, unless otherwise determined by the Committee at or after the grant date, shall have substantially similar terms and conditions to such Options to the extent applicable, or may granted on a freestanding basis, not related to any Option. The grant date of any Stock Appreciation Right under the Plan will be the date on which the Stock Appreciation Right is awarded by the Committee or such other future date as the Committee shall determine in its sole discretion. No Stock Appreciation Right shall be exercisable on or after the tenth anniversary of its grant date. Stock Appreciation Rights shall be evidenced in writing, whether as part of the Award Agreement governing the terms of the Options, if any, to which such Stock Appreciation Right relates or pursuant to a separate Award Agreement with respect to freestanding Stock Appreciation Rights, in each case, containing such provisions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters.

        (b)    Exercise.    Stock Appreciation Rights awarded to a Participant under the Plan shall become exercisable based on the performance of a minimum period of service or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. Stock Appreciation Rights that are granted in tandem with an Option may only be exercised upon the surrender of the right to exercise such Option for an equivalent number of shares of Common Stock, and may be exercised only with respect to the shares of Common Stock for which the related Option is then exercisable.

        (c)    Settlement.    Subject to Section 13.4, upon exercise of a Stock Appreciation Right, the Participant shall be entitled to receive payment in the form, determined by the Committee, of cash or shares of Common Stock having a Fair Market Value equal to such cash amount, or a combination of shares of Common Stock and cash having an aggregate value equal to such amount, determined by multiplying:

    (i)
    any increase in the Fair Market Value of one share of Common Stock on the exercise date over the price fixed by the Committee on the grant date of such Stock Appreciation Right, which may not be less than the Fair Market Value of a share of Common Stock on the grant date of such Stock Appreciation Right (except if awarded in tandem with a NSO but after the grant date of such NSO, then not less than the exercise price of such NSO), by

    (ii)
    the number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised;

  provided that on the grant date, the Committee may establish, in its sole discretion, a maximum amount per share which will be payable upon exercise of a Stock Appreciation Right.

        5.3    Termination of Employment.    Unless otherwise determined by the Committee:

          (a)    Retirement, Death, Disability or Without Cause.    If a Participant's employment with the Company or any Subsidiary terminates by reason of Retirement, death, Disability or by the Company without Cause, any Options and Stock Appreciation Rights granted to such Participant which, on or prior to the date of such termination, have become exercisable, may be exercised by the Participant (or the Participant's designated beneficiary, as applicable) at any time prior to the first anniversary of the Participant's termination of employment or the expiration of the term of the Options and Stock Appreciation Rights, whichever period is shorter.

          (b)    For Cause.    If a Participant's employment with the Company or any Subsidiary is terminated for Cause, all Options and Stock Appreciation Rights granted to such Participant which are then outstanding (whether or not exercisable on or prior to the date of such termination) shall be immediately forfeited and canceled.

          (c)    For Any Other Reason.    If a Participant's employment with the Company or any Subsidiary terminates for any reason other than one described in clauses (a) or (b), any Options and Stock Appreciation Rights granted to such Participant which, on or prior to the date of such termination, have become exercisable, may be exercised at any time during the 60 day period following the Participant's termination of employment or the expiration of the term of such Options and Stock Appreciation Rights, whichever period is shorter.

          (d)    Termination of Options and Stock Appreciation Rights.    Upon the termination of a Participant's employment, any Options and Stock Appreciation Rights that are not then exercisable shall terminate and be canceled effective upon the date of such termination.

        5.4    Committee Discretion.    Notwithstanding anything to the contrary contained in this Article V, the Committee may, after the date of grant, accelerate or waive any conditions to the exercisability of any Option or Stock Appreciation Right granted under the Plan, and may permit all or any portion of any such Option or Stock Appreciation Right to be exercised following a Participant's termination of employment for any reason on such terms and subject to such conditions as the Board shall determine for a period up to and including, but not beyond, the original expiration date of the term of such Options or Stock Appreciation Rights.

ARTICLE VI

PERFORMANCE STOCK, PERFORMANCE STOCK UNITS
PERFORMANCE UNITS AND CASH-BASED AWARDS

        6.1    Grant.    Performance Stock, Performance Stock Units, Performance Units and cash-based Awards may be granted to Participants at such time or times as shall be determined by the Committee. Such Awards shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock, number of Performance Units or amount of cash, as the case may be, to which the Awards pertain, the Restriction Period, and such terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No cash will be paid or shares of Common Stock will be issued at the time an Award is made, and the Company shall not be required to set aside a fund for the payment of any such Award.

        6.2    Vesting.

        (a)    In General.    Performance Stock, Performance Stock Units, Performance Units and cash-based Awards granted to a Participant under the Plan shall be subject to a Restriction Period, which shall lapse upon the attainment of specified performance objectives or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date. The Committee shall establish the performance objectives upon which the Restriction Period shall lapse and Awards shall be earned, which, in the case of any such Award intended to qualify as "performance-based" compensation under Section 162(m) of the Code and the regulations thereunder, shall be irrevocably established no later than the 90th day after the applicable Performance Period begins (or such other date as may be required or permitted under section 162(m) of the Code).

        (b)    Performance Objectives.    The performance objectives for any grant of Performance Stock, Performance Stock Units, Performance Units or cash-based Award will be based upon the relative or comparative achievement of one or more of the following criteria, or such other criteria, as may be determined by the Committee: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); net earnings; earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins, gross margins or cash margin; year-end cash; debt reductions; shareholder equity; market share; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel.

        (c)    Special Rules Relating to Performance Objectives.    Performance objectives may be established on a Company-wide basis or with respect to one or more Company business units or divisions, or Subsidiaries; and either in absolute terms, relative to the performance of one or more similarly situated companies, or relative to the performance of an index covering a peer group of companies. When establishing performance objectives for the applicable Performance Period, the Committee may exclude any or all "extraordinary items" as determined under U.S. generally acceptable accounting principals including, without limitation, the charges or costs associated with restructurings of the Company, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes, and as identified in the Company's financial statements, notes to the Company's financial statements or management's discussion and analysis of financial condition and results of operations contained in the Company's most recent annual report filed with the U.S. Securities and Exchange Commission pursuant to the Exchange Act.

        (d)    Certification of Attainment of Performance Objectives.    The Restriction Period with respect to any Performance Stock, Performance Stock Units, Performance Units or cash-based Award shall lapse and the Award shall be earned upon the written certification by the Committee that the performance objective or objectives for the applicable Performance Period have been attained. The Committee may provide at the time of grant that if the performance objective or objectives are attained in part, the Restriction Period with respect to a specified portion (which may be zero) of any Performance Stock, Performance Stock Units, Performance Units or cash-based Award will lapse and the Award will be earned. Notwithstanding anything in this Section 6.2 to the contrary, the Committee shall have the right, in its absolute discretion, to reduce or eliminate the amount otherwise payable to any Participant hereunder.

        (e)    Newly Eligible Participants.    Notwithstanding anything in this Article VI to the contrary, the Committee shall be entitled to make such rules, determinations and adjustments as it deems appropriate with respect to any Participant who becomes eligible to receive an Award of Performance Stock, Performance Stock Units, Performance Units or cash-based Awards after the commencement of a Performance Period.

        6.3    Additional Provisions Relating to Performance Stock.

        (a)    Restrictions on Transferability.    Except as provided in Section 13.1 or in an Award Agreement, no Performance Stock may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the lapse of the Restriction Period. Thereafter, Performance Stock may only be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement, and any other agreement to which the Performance Stock is subject. The Committee shall require that any stock certificates evidencing any Performance Stock be held in the custody of the Secretary of the Company until the applicable Restriction Period lapses, and that, as a condition of any grant of Performance Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the shares of Common Stock covered by such Award. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 6.3, shall be void and of no effect.

        (b)    Legend.    Each certificate evidencing shares of Common Stock subject to an Award of Performance Stock shall be registered in the name of the Participant holding such Performance Stock and shall bear the following (or similar) legend:

          "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) CONTAINED IN THE PRO BRAND INTERNATIONAL GROUP 2008 OMNIBUS INCENTIVE PLAN AND THE RELATED AWARD AGREEMENT AND NEITHER THIS CERTIFICATE NOR THE SHARES REPRESENTED BY IT ARE ASSIGNABLE OR OTHERWISE TRANSFERABLE EXCEPT IN ACCORDANCE WITH SUCH PLAN, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

        (c)    Rights as a Stockholder.    The Committee shall determine whether and to what extent dividends and distributions will be credited to the account of, or paid currently to, a Participant receiving an Award of Performance Stock. Unless otherwise determined by the Committee at or after the grant date (i) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Performance Stock on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (A) the value of such dividend or distribution on the record date by (B) the Fair Market Value of one share of Common Stock on such date. Any additional Performance Stock shall be subject to the same terms and conditions as are applicable in respect of the Performance Stock with respect to which such dividends or distributions were payable, and, (ii) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other terms and conditions as apply to the Performance Stock with respect to which they were paid. A Participant holding outstanding Performance Stock shall be entitled to exercise full voting rights and other rights as a stockholder with respect to the shares of Common Stock underlying such Award during the period in which such shares remain subject to the Restriction Period.

        6.4    Additional Provisions Relating to Performance Stock Units.

        (a)    Restrictions on Transferability.    Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Performance Stock Units, no Performance Stock Units may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Upon issuance of such certificate or certificates and if such shares of Common Stock remain subject to the Restriction Period, such shares shall be subject to the provisions of Section 6.3 until the lapse of the Restriction Period. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 6.4, shall be void and of no effect.

        (b)    Rights as a Stockholder.    The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or to paid currently to, a Participant receiving an Award of Performance Stock Units. Unless otherwise determined by the Committee at or after the grant date, (i) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Performance Stock Units on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (A) the value of such dividend or distribution on the record date by (B) the Fair Market Value of one share of Common Stock on such date. Any additional Performance Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Performance Stock Units with respect to which such dividends or distributions were payable, and (ii) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares of Common Stock and other securities shall be subject to the same Restriction Period and other terms and conditions as apply to the Performance Stock Units with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Performance Stock Units, or otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Performance Stock Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

        (c)    Settlement of Performance Stock Units.    Unless the Committee determines otherwise at the grant date, as soon as reasonably practicable after the lapse of the Restriction Period with respect to any Performance Stock Units then held by a Participant, but in no event later than two and a half months following the year in which the Restriction Period lapses, the Company shall issue to the Participant the shares of Common Stock underlying such Performance Stock Units (plus additional shares of Common Stock for each Performance Stock Unit credited in respect of dividends or distributions) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common Stock.

        6.5    Additional Provisions Relating to Performance Units and Cash-Based Awards.

        (a)    Restrictions on Transferability.    No Performance Units or cash-based Awards may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Performance Units cash-based Awards or any interest therein or any rights relating thereto shall be void and of no effect.

        (b)    Settlement of Performance Units and Cash-Based Awards.    Unless the Committee determines otherwise at the grant date, as soon as reasonably practicable after the lapse of the Restriction Period with respect to any Performance Units or cash-based Awards then held by a Participant, but in no event later than two and a half months following the year in which the Restriction Period lapses, the Company shall deliver to the Participant a cash payment equal to the value of such Award or, if the Committee has so determined, a number of shares of Common Stock, which shares shall have a Fair Market Value equal to the value of such Award.

        6.6    Termination of Employment.    Unless otherwise determined by the Committee:

          (a)    Death or Disability.    If a Participant's employment terminates by reason of such Participant's death or Disability, the Participant or, as the case may be, the Participant's estate, shall retain a portion of his or her Award equal to the number of shares, units or right to receive an amount of cash underlying each such Award multiplied by a fraction, the numerator of which is the number of days elapsed from the commencement of the applicable Restriction Period through the date of termination, and the denominator of which is the number of days in such Restriction Period (each a "Retained Award"), and the remainder of each Award shall be forfeited and canceled as of the date of such termination. The Restriction Period on a Retained Award shall lapse upon completion of the applicable Performance Period to the extent that applicable performance objectives are attained.

          (b)    Any Other Reason.    If a Participant's employment is terminated for any reason other than one described in Sections 6.6(a), any Award granted to such Participant shall be immediately forfeited and canceled as of the date of such termination of employment.

        6.7    Committee Discretion.    Notwithstanding anything to the contrary contained in this Article VI, the Committee may, after the date of grant, accelerate or waive any conditions to the lapse of the Restriction Period with respect to any Performance Stock, Performance Stock Units and Performance Units granted under the Plan.

ARTICLE VII

RESTRICTED STOCK AND RESTRICTED STOCK UNITS

        7.1    Grant.    Restricted Stock and Restricted Stock Units may be granted to Participants at such time or times as shall be determined by the Committee. Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock to which the Restricted Stock and the Restricted Stock Units pertain (and, if applicable, whether such Award may be payable in cash), the Restriction Period, and such terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. No shares of Common Stock will be issued at the time an Award of Restricted Stock Units is made and the Company shall not be required to set aside a fund for the payment of any such Award.

        7.2    Vesting.    Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be subject to a Restriction Period, which shall lapse upon the performance of a minimum period of service, or the occurrence of any event or events, including a Change in Control, as the Committee shall determine, either at or after the grant date.

        7.3    Additional Provisions Relating to Restricted Stock.

        (a)    Restrictions on Transferability.    Except as provided in Section 13.1 or in an Award Agreement, no Restricted Stock may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the lapse of the Restriction Period. Thereafter, Restricted Stock may only be sold, transferred, pledged, assigned or otherwise alienated or hypothecated in compliance with all applicable securities laws, the Award Agreement, and any other agreement to which the Restricted Stock is subject. The Committee shall require that any stock certificates evidencing any Restricted Stock be held in the custody of the Secretary of the Company until the applicable Restriction Period lapses, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a stock power, endorsed in blank, relating to the share covered by such Award. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 7.3, shall be void and of no effect.

        (b)    Legend.    Each certificate evidencing shares of Common Stock subject to an Award of Restricted Stock shall be registered in the name of the Participant holding such Restricted Stock and shall bear the legend (or similar legend) as specified in Section 6.3(b).

        (c)    Rights as a Stockholder.    Unless otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Restricted Stock shall be entitled to (i) receive all dividends and distributions paid in respect of shares of Common Stock underlying such Award; provided that, if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Restricted Stock with respect to which they were paid, and (ii) exercise full voting rights and other rights as a stockholder with respect to the shares of Common Stock underlying such Award during the period in which such shares remain subject to the Restriction Period.

        7.4    Additional Provisions Relating to Restricted Stock Units.

        (a)    Restrictions on Transferability.    Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Restricted Stock Units, no Restricted Stock Units may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Upon issuance of such certificate or certificates and if such shares of Common Stock remain subject to the Restriction Period, such shares shall be subject to the provisions of Section 7.3 until the lapse of the Restriction Period. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Restricted Stock Units or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 7.4, shall be void and of no effect.

        (b)    Rights as a Stockholder.    The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or paid currently to, a Participant receiving an Award of Restricted Stock Units. Unless otherwise determined by the Committee at or after the grant date, (i) any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Restricted Stock Units on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (A) the value of such dividend or distribution on the record date by (B) the Fair Market Value of one share of Common Stock on such date, and such additional Restricted Stock Units shall be subject to the same terms and conditions as are applicable in respect of the Restricted Stock Units with respect to which such dividends or distributions were payable, and (ii) if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares and other securities shall be subject to the same Restriction Period and other restrictions as apply to the Restricted Stock with respect to which they were paid. Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Restricted Stock Units, or otherwise determined by the Committee at or after the grant date, a Participant holding outstanding Restricted Stock Units shall not be entitled to exercise any voting rights and any other rights as a stockholder with respect to the shares of Common Stock underlying such Award.

        (c)    Settlement of Restricted Stock Units.    Unless the Committee determines otherwise at the grant date, as soon as reasonably practicable after the lapse of the Restriction Period with respect to any Restricted Stock Units, but in no event later than two and a half months following the year in which the Restriction Period lapses, the Company shall issue the shares of Common Stock underlying such Restricted Stock Unit (plus additional shares of Common Stock for each Restricted Stock Units credited in respect of dividends or distributions) or, if the Committee so determines in its sole discretion, an amount in cash equal to the Fair Market Value of such shares of Common Stock.

        7.5    Termination of Employment.    Unless otherwise determined by the Committee:

          (a)    Death or disability.    If a Participant's employment is terminated due to his or her death or Disability during the Restriction Period, the portion of the shares of Common Stock underlying any Awards of Restricted Stock and Restricted Stock Units then held by such Participant that vests on the next vesting date after the date of such Participant's termination shall no longer be subject to the Restriction Period as of the date the Participant's employment terminates, and all of the Participant's remaining Restricted Shares and Restricted Stock Units shall be forfeited and canceled as of the date of such termination.

          (b)    Any Other Reason.    If a Participant's employment is terminated for any other reason during the Restriction Period, any Restricted Stock and Restricted Stock Units then held by such Participant shall be forfeited and canceled as of the date of such termination.

        7.6    Committee Discretion.    Notwithstanding anything to the contrary contained in this Article VII, the Committee may, after the date of grant, accelerate or waive any conditions to the lapse of the Restriction Period with respect to any Restricted Stock and Restricted Stock Units granted under the Plan.

ARTICLE VIII

DEFERRED STOCK

        8.1    In General.    Freestanding Deferred Stock may be granted to Participants at such time or times as shall be determined by the Committee without regard to any election by the Participant to defer receipt of any compensation or bonus amount payable to him. In addition, on fixed dates established by the Committee and subject to such terms and conditions as the Committee shall determine, the Committee may permit a Participant to elect to defer receipt of all or a portion of his annual compensation and/or annual incentive bonus ("Deferred Annual Amount") payable by the Company or a Subsidiary and receive in lieu thereof an Award of elective Deferred Stock equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Annual Amount, by (ii) the Fair Market Value of one share of Common Stock on the date of payment of such compensation and/or annual bonus. Deferred Stock shall be evidenced by an Award Agreement that shall specify the number of shares of Common Stock to which the Deferred Stock pertains, and such terms and conditions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters. Upon the grant of Deferred Stock pursuant to the Plan, the Company shall establish a notional account for the Participant and will record in such account the number of shares of Deferred Stock awarded to the

Participant. No shares of Common Stock will be issued to the Participant at the time an award of Deferred Stock is granted.

        8.2    Rights as a Stockholder.    The Committee shall determine whether and to what extent Dividend Equivalents will be credited to the account of, or paid currently to, a Participant receiving an Award of Deferred Stock. Unless otherwise provided by the Committee at or after the grant date, any cash dividends or distributions credited to the Participant's account shall be deemed to have been invested in additional Deferred Stock on the record date established for the related dividend or distribution in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date by (ii) the Fair Market Value of one share of Common Stock on such date, and such additional Deferred Stock. Unless otherwise provided by the Committee at or after the grant date, Dividend Equivalents shall be subject to the same terms and conditions as are applicable in respect of the Deferred Stock with respect to which such dividends or distributions were payable. A Participant shall not have any rights as a stockholder in respect of Deferred Stock awarded pursuant to the Plan (including, without limitation, the right to vote on any matter submitted to the Company's stockholders) until such time as the shares of Common Stock attributable to such Deferred Stock have been issued to such Participant or his beneficiary.

        8.3    Restrictions on Transferability.    Unless and until the Company issues a certificate or certificates to a Participant for shares of Common Stock in respect of his or her Award of Deferred Stock, no Deferred Stock may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated. Any attempt by a Participant, directly or indirectly, to offer, transfer, sell, pledge, hypothecate or otherwise dispose of any Deferred Stock or any interest therein or any rights relating thereto without complying with the provisions of the Plan, including this Section 8.3, shall be void and of no effect.

        8.4    Settlement.    Subject to Article IX and Article XIII, and the last sentence of Section 8.1, unless the Committee determines otherwise at the grant date, and subject to any provision of Section 409A of the Code requiring the delay of such settlement in respect of any "specified employee" within the meaning of Section 409A of the Code, the Company shall issue the shares of Common Stock underlying any of a Participant's elective Deferred Stock (and related Dividend Equivalents) credited to such Participant's account under the Plan as soon as administratively practicable, but not later than 90 days, following the date of such Participant's termination of employment (or such later date as may be elected by the Participant in accordance with the rules and procedures of the Committee). The Committee may provide in the Award Agreement applicable to any Award of Deferred Stock that, in lieu of issuing shares of Common Stock in settlement of any Deferred Stock, the Committee may direct the Company to pay to the Participant the Fair Market Value of the shares of Common Stock corresponding to such Deferred Stock in cash. For each share of Common Stock received in settlement of Deferred Stock, the Company shall deliver to the Participant a certificate representing such share of Common Stock, bearing appropriate legends, if applicable.

ARTICLE IX

CHANGE IN CONTROL

        9.1    Accelerated Vesting and Payment.

        (a)    In General.    Unless the Committee otherwise determines in the manner set forth in Section 9.2, upon the occurrence of a Change in Control, (i) all Options and Stock Appreciation Rights shall become exercisable, (ii) the Restriction Period on all Restricted Stock and Restricted Stock Units shall lapse immediately prior to such Change of Control, (iii) shares of Common Stock underlying Awards of Restricted Stock Units and Deferred Stock shall be issued to each Participant then holding such Award immediately prior to such Change in Control or, at the discretion of the Committee (as constituted immediately prior to the Change in Control), (iv) each such Option, SAR, Restricted Stock

Unit and/or Deferred Stock award shall be canceled in exchange for an amount equal to the product of (A)(I) in the case of Options and Stock Appreciation Rights, the excess, if any, of the product of the Change in Control Price over the exercise price for such Award, and (II) in the case of other such Awards, the Change in Control Price, multiplied by (B) the aggregate number of shares of Common Stock covered by such Award.

        (b)    Performance Stock, Performance Stock Units and Performance Units.    Unless the Committee otherwise determines at the time of grant of Performance Stock, Performance Stock Units or Performance Units, in the event of a Change in Control, (A) any Performance Period in progress at the time of the Change in Control for which Performance Stock, Performance Stock Units or Performance Units are outstanding shall end effective upon the occurrence of such Change in Control and (B) all Participants granted such Awards shall be deemed to have earned a pro rata award equal to the product of (I) such Participant's target award opportunity with respect to such Award for the Performance Period in question and (II) the percentage of performance objectives achieved as of the date on which the Change in Control occurs or, at the discretion of the Committee (as constituted immediately prior to the Change in Control) (C) each such Performance Stock Unit shall be canceled in exchange for an amount equal to the product of (I) the Change in Control Price, multiplied by (II) the aggregate number of shares of Common Stock covered by such pro-rated Award. Any Performance Stock, Performance Stock Unit and Performance Units for which the applicable pro rated performance objectives have not been achieved shall be forfeited and canceled as of the date of such Change in Control.

        (c)    Timing of Payments.    Payment of any amounts calculated in accordance with Sections 9.1(a) and (b) shall be made in cash or, if determined by the Committee (as constituted immediately prior to the Change in Control), in shares of the common stock of the New Employer having an aggregate fair market value equal to such amount and shall be payable in full, as soon as reasonably practicable, but in no event later than 30 days, following the Change in Control. For purposes hereof, the fair market value of one share of common stock of the New Employer shall be determined by the Committee (as constituted immediately prior to the consummation of the transaction constituting the Change in Control), in good faith.

        9.2    Alternative Awards.    Notwithstanding Section 9.1, no cancellation, termination, acceleration of exercisability or vesting, lapse of any Restriction Period or settlement or other payment shall occur with respect to any outstanding Award (other than an award of Performance Stock, Performance Stock Units or Performance Units), if the Committee (as constituted immediately prior to the consummation of the transaction constituting the Change in Control) reasonably determines, in good faith, prior to the Change in Control that such outstanding Awards shall be honored or assumed, or new rights substituted therefor (such honored, assumed or substituted Award being hereinafter referred to as an "Alternative Award") by the New Employer, provided that any Alternative Award must:

            (i)  be based on shares of common stock that are traded on an established U.S. securities market;

           (ii)  provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to or better than the rights, terms and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment;

          (iii)  have substantially equivalent economic value to such Award (determined at the time of the Change in Control); and

          (iv)  have terms and conditions which provide that in the event that the Participant suffers an involuntary termination without Cause within two years following the Change in Control any conditions on the Participant's rights under, or any restrictions on transfer or exercisability applicable to, each such Award held by such Participant shall be waived or shall lapse, as the case may be.

ARTICLE X

FORFEITURE OF AWARDS AND FINANCIAL GAIN

        10.1    Forfeiture of Awards or Financial Gain.    An Award Agreement may provide that, in the event a Participant engages in Wrongful Conduct, the Participant shall (i) forfeit some or all of the Awards held by such Participant on the date the Committee becomes aware of the Wrongful Conduct, and/or (ii) repay to the Company some or all Financial Gain realized by such Participant during the period beginning twelve months prior to the date of the Wrongful Conduct (or such other period as determined by the Committee and specified in such Award Agreement) (the "Wrongful Conduct Period"). An Award Agreement may provide for the Participant's consent to and authorization of the Company and the Subsidiaries to deduct from any amounts payable by such entities to such Participant any amounts the Participant owes to the Company under this Section 10.1. This right of set-off is in addition to any other remedies the Company may have against the Participant for the Participant's breach of this Section 10.1.

        10.2    Wrongful Conduct.    Unless otherwise determined by the Committee at or after the grant of an Award, "Wrongful Conduct" means the activities described in subsections (a) and (b) of this Section 10.2.

        (a) During the period commencing on the date a Participant's employment with the Company or a Subsidiary terminates and continuing until the later to occur of (x) the first anniversary of such date, and (y) the expiration date (or lapse of the Restriction Period) of each Award held by such Participant, the Participant:

            (i)  directly or indirectly, owns any interest in, operates, joins, controls or participates as a partner, director, principal, officer, or agent of, enters into the employment of, acts as a consultant to, or performs any services for any entity which has operations that compete with any business of the Company and the Subsidiaries in which the Participant was employed (in any capacity) in any jurisdiction in which such business is engaged, or in which any of the Company and the Subsidiaries have documented plans to become engaged of which the Participant has knowledge at the time of the Participant's termination of employment (the "Business"), except where (x) the Participant's interest or association with such entity is unrelated to the Business, (y) such entity's gross revenue from the Business is less than 10% of such entity's total gross revenue, and (z) the Participant's interest is directly or indirectly less than two percent of such entity;

           (ii)  directly or indirectly, solicits for employment, employs or otherwise interferes with the relationship of the Company or any of its Affiliates with any natural person throughout the world who is or was employed by or otherwise engaged to perform services for the Company or any of its Affiliates at any time during the Participant's employment with the Company or any Subsidiary (in the case of any such activity during such time) or during the twelve-month period preceding such solicitation, employment or interference (in the case of any such activity after the termination of the Participant's employment); or

          (iii)  directly or indirectly, discloses or misuses any confidential information of the Company or any of its Affiliates.

        (b) A Participant knowingly or grossly negligently engages in misconduct or knowingly or grossly negligently fails to prevent misconduct (as determined by the Committee), and, as a result of, or in connection with such misconduct the Company is required to prepare an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under the securities laws.

        10.3    Financial Gain.    Unless otherwise determined by the Committee at or after the grant of an Award, "Financial Gain" means an amount equal to the sum of (i) gross cash payments made during the Wrongful Conduct Period to the Participant in connection with the vesting, exercise, lapse of the Restriction Period or other settlement of Awards, and (ii) for each share of Common Stock that Participant receives or for which the Restriction Period lapses (or which is withheld to satisfy tax obligations) during the Wrongful Termination Period in connection with the vesting, exercise, or other settlement of Awards (A) the Fair Market Value, on the date of the sale (or withholding) of such share, or (B) if the Participant had not sold such on the date the Committee becomes aware of the Participant's Wrongful Conduct, the Fair Market Value of the share on such date (minus, in each case as applicable, the exercise price paid by the Participant for such share).

ARTICLE XI

STOCKHOLDER RIGHTS

        Notwithstanding anything to the contrary in the Plan, no Participant or Permitted Transferee shall have any voting or other rights as a stockholder of the Company with respect to any Common Stock covered by any Award until the issuance of a certificate or certificates to the Participant for such Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates. Dividend Equivalents may be granted to Participants at such time or times as shall be determined by the Committee. Dividend Equivalents may be granted in tandem with other Awards, in addition to other Awards, or freestanding and unrelated to other Awards. Dividend Equivalents shall be evidenced in writing, whether as part of the Award Agreement governing the terms of the Award, if any, to which such Dividend Equivalent relates, or pursuant to a separate Award Agreement with respect to freestanding Dividend Equivalents, in each case, containing such provisions not inconsistent with the Plan as the Committee shall determine, including customary representations, warranties and covenants with respect to securities law matters.

ARTICLE XII

EFFECTIVE DATE, AMENDMENT, MODIFICATION,
AND TERMINATION OF PLAN

        The Plan shall be effective upon its adoption by the Board and approval of the Company's stockholders, and shall continue in effect, unless sooner terminated pursuant to this Article XII, until the tenth anniversary of the date on which it is approved by the Company's stockholders (except as to Awards outstanding on that date). The Board or the Committee may at any time terminate or suspend the Plan, and from time to time may amend or modify the Plan; provided that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the shares of the Company entitled to vote generally in the election of Directors is present in person or by proxy, no amendment or modification to the Plan may (i) materially increase the benefits accruing to participants under the Plan, (ii) except as otherwise expressly provided in Section 4.4, materially increase the number of shares of Common Stock subject to the Plan or the individual Award limitations specified in Section 4.3, (iii) modify the restrictions provided in Section 4.5, or (iv) materially modify the requirements for participation in the Plan. No amendment, modification, or termination of the Plan shall in any manner adversely affect any Award theretofore granted under the Plan, without the consent of the Participant.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

        13.1    Nontransferability of Awards.    No Award shall be assignable or transferable except by will or the laws of descent and distribution; provided that the Committee may permit (on such terms and conditions as it shall establish) in its sole discretion a Participant to transfer an Award for no consideration to the Participant's child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests (individually, a "Permitted Transferee"). Except to the extent required by law, no Award shall be subject to any lien, obligation or liability of the Participant. All rights with respect to Awards granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or, if applicable, his or her Permitted Transferee(s). The rights of a Permitted Transferee shall be limited to the rights conveyed to such Permitted Transferee, who shall be subject to and bound by the terms of the agreement or agreements between the Participant and the Company.

        13.2    Beneficiary Designation.    Each Participant under the Plan may from time to time name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid or by whom any right under the Plan is to be exercised in case of his or her death. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Committee during his lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to or exercised by the Participant's surviving spouse, if any, or otherwise to or by his or her estate.

        13.3    No Guarantee of Employment or Participation.    Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment at any time, nor to confer upon any Participant any right to continue in the employ of the Company or any Subsidiary. No Employee shall have a right to be selected as a Participant, or, having been so selected, to receive any future Awards.

        13.4    Tax Withholding.    The Company shall have the right and power to deduct from all amounts paid to a Participant in cash or shares (whether under this Plan or otherwise) or to require a Participant to remit to the Company promptly upon notification of the amount due, an amount (which may include shares of Common Stock) to satisfy the minimum federal, state or local or foreign taxes or other obligations required by law to be withheld with respect thereto with respect to any Award under this Plan. Without limiting the generality of the foregoing, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Participants to elect to tender, shares of Common Stock (including shares of Common Stock issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld (provided that such amount shall not be in excess of the minimum amount required to satisfy the statutory withholding tax obligations).

        13.5    Compliance with Legal and Exchange Requirements.    The Plan, the granting and exercising of Awards thereunder, and any obligations of the Company under the Plan, shall be subject to all applicable federal and state laws, rules, and regulations, and to such approvals by any regulatory or governmental agency as may be required, and to any rules or regulations of any exchange on which the Common Stock is listed. The Company, in its discretion, may postpone the granting and exercising of Awards, the issuance or delivery of shares of Common Stock under any Award or any other action permitted under the Plan to permit the Company, with reasonable diligence, to complete such stock exchange listing or registration or qualification of such Shares or other required action under any federal or state law, rule, or regulation and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of shares of Common Stock in compliance with applicable laws, rules, and regulations. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue shares of Common Stock in violation of any such laws, rules, or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Awards. Neither the Company nor its directors or officers shall have any obligation or liability to a Participant with respect to any Award (or shares of Common Stock issuable thereunder) that shall lapse because of such postponement.

        13.6    Indemnification.    Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit, or proceeding to which he may be made a party or in which he may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit, or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

        13.7    No Limitation on Compensation.    Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

        13.8    409A Compliance.    Notwithstanding anything else in this Plan to the contrary, if any of the Company or any member of its affiliated group of corporations is a public company, and a Participant is a "specified employee" of the Company and such affiliated corporations, within the meaning of Section 409A of the Code, solely to the extent that any payment due and payable to such Participant under this Plan at an earlier date must be delayed until six months following the date the Participant's employment terminates or the period of time over which any benefit that may be payable under this Plan needs to be limited to avoid the imposition on the Participant of an additional tax under such Section 409A of the Code, such payment shall be made six months following the date the Participant's employment terminates and the period of time such benefit continues to be provided will be so limited. The Plan is intended to be administered in a manner consistent with the requirements, where applicable, of Section 409A of the code. Where reasonably possible and practicable, the Plan shall be administered in a manner to avoid the imposition on participants of immediate tax recognition and additional taxes pursuant to such Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any liability to any person in the event such Section 409A applies to any such Award in a manner that results in adverse tax consequences for the participant or any of his beneficiaries or transferees.

        13.9    Governing Law.    The Plan shall be construed in accordance with and governed by the laws of the State of Delaware, without reference to principles of conflict of laws which would require application of the law of another jurisdiction, except to the extent that the corporate law of the State of Delaware specifically and mandatorily applies.

        13.10    Severability; Blue Pencil.    In the event that any one or more of the provisions of this Plan shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. If, in the opinion of any court of competent jurisdiction such covenants are not reasonable in any respect, such court shall have the right, power and authority to excise or modify such provision or provisions of these covenants as to the court shall appear not reasonable and to enforce the remainder of these covenants as so amended.

        13.11    No Impact On Benefits.    Except as may otherwise be specifically stated under any employee benefit plan, policy or program, no amount payable in respect of any Award shall be treated as compensation for purposes of calculating a Participant's right under any such plan, policy or program.

        13.12    No Constraint on Corporate Action.    Nothing in this Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets or (ii) to limit the right or power of the Company, or any Subsidiary to take any action which such entity deems to be necessary or appropriate.

        13.13    Headings and Captions.    The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

ANNEX D

BRING-DOWN LETTER OF HOULIHAN SMITH & COMPANY, INC.
DATED SEPTEMBER 5, 2008

September 5, 2008 CONFIDENTIAL

Board of Directors
Granahan McCourt Acquisition Corp.
PO Box AQ
Princeton, NJ 08542

    Re:
    Bring-Down Letter: Opinion of the Board of Director's Financial Advisor

Dear Board of Directors:

        Houlihan Smith & Company ("Houlihan") reviewed an executed copy of Amendment No. 1 to Agreement and Plan of Merger, dated September 3, 2008, which detailed changes in the terms of the Merger Agreement (Note: All capitalized terms used herein without definition shall have the meanings ascribed to them as set forth in the Merger Agreement.) The changes noted were as follows:

  •
  $75mm initial consideration including $55mm in cash consideration and $20mm in stock consideration has been revised to $65mm in total consideration, to be paid $50mm in cash consideration and $15mm in stock consideration;

  •
  Performance-based earnout with no caps, has been revised to performance-based earnout with a maximum of $12mm per year, and $36mm total payout through 2012; and

  •
  Management shares / promote fully vested at close, has been revised to Management shares / promote fully retired at close; over same period as earnout can be reissued to GMAC management in accordance with degree of achievement of earnout performance targets

        Houlihan updated its analyses to reflect the above changes, and noted that the changes affect only the Purchase Consideration which is reduced from a range of $75.0mm to $153.4mm to a range of $65.0mm to $101.0mm. As the fair value of the Target exceeds the revised Purchase Consideration, Houlihan reaffirms, as of the date hereof (and as though made on the date hereof), all statements made in our fairness opinion letter addressed to the Board of Directors and dated as of April 23, 2008.

        This letter is solely for the information of the Board of Directors and it is not to be used, circulated, quoted or otherwise referred to for any other purpose, without our prior consent.

Very truly yours,

Houlihan Smith & Company, Inc.

105 W. Madison, Suite 1500 Chicago, IL 60602	Tel: 312.499.5900 Toll Free: 800.654.4977 Fax: 312.499.5901	www.houlihansmith.com www.fairnessopinion.com www.solvencyopinion.com

FAIRNESS OPINION OF HOULIHAN SMITH & COMPANY, INC. DATED APRIL 23, 2008

Board of Directors
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ. 08525

    Re:
    Fairness Opinion–Opinion of the Board of Directors' Financial Advisor

Dear Board of Directors:

        We have been advised that Granahan McCourt Acquisition Corporation, a Delaware Corporation ("GMAC" or the "Company") was formed as a special purpose acquisition company ("SPAC"), whose purpose is to acquire, or acquire control of, one or more assets or operating businesses in the telecommunications and media industries through a merger, capital stock exchange, asset or stock acquisition or other similar business transaction. Pursuant to the Company's formation and guidelines set forth in its registration filings, the Company has agreed to a potential transaction (the "Potential Transaction") whereby it will acquire Pro Brand International (the "Target") in exchange for cash consideration of approximately $55.0 million, Company stock consideration of approximately $20.0 million and a contingent earnout to be paid in cash and Company stock (collectively, the "Merger Consideration").

        Houlihan Smith & Company, Inc. ("Houlihan") was engaged by the Board of Directors of GMAC (the "Board") to render an opinion ("Opinion") to the Board as to whether, on the date of such Opinion, (i) the Merger Consideration is fair from a financial point of view to the shareholders of the Company, and (ii) the fair market value of Target is at least equal to 80% of the net assets of GMAC at the time of the Merger.

        In performing our analyses and for purposes of our Opinion set forth herein, we have, among other things:

  a.
  Reviewed the financial terms and conditions of the Agreement and Plan of Agreement dated April 23, 2008 (the "Merger Agreement"), as well as an earnout schedule, which detailed the contingent consideration to be paid to Target;

  b.
  Analyzed certain audited and unaudited financial statements and historical business information relating to Target;

  c.
  Reviewed "PBI Introduction" Presentation, dated February, 2008, outlining Target's product overview, product lines, research capabilities, executive biographies, customers, suppliers, competition, and financial summary;

  d.
  Reviewed publicly available financial information and other data with respect to GMAC, including the Annual Report on Form 10-K for the year ended December 31, 2007, the Quarterly Reports on Form 10-Q for the three months ended March 31, 2007, the six months ended June 30, 2007, the nine months ended September 30, 2007.

105 W. Madison, Suite 1500 Chicago, IL 60602	Tel: 312.499.5900 Toll Free: 800.654.4977 Fax: 312.499.5901	www.houlihansmith.com www.fairnessopinion.com www.solvencyopinion.com

  e.
  Reviewed certain internal financial information and other data relating to the business and financial prospects of Target, including financial forecasts and estimates prepared by the management of Target;

  f.
  Held discussions with the senior management of GMAC regarding, among other items, the process by which the Company conducted its search for a target acquisition, the number of targets contacted by the Company, the Company's decision to form a business combination with Target, and the management of the Company's outlook for the future prospects of Target;

  g.
  Reviewed financial and operating information with respect to certain publicly-traded companies in the communication equipment, satellite equipment, and technology hardware and equipment industries which we believe to be generally comparable to the business of the Company;

  h.
  Reviewed the financial terms of certain recent business combinations in the communication equipment, satellite equipment, and technology hardware and equipment industries specifically and in other industries generally;

  i.
  Reviewed Contracts, Purchase Orders and Sales Forecasts for Target from existing customers, including EchoStar, DirectTV, Thomson;

  j.
  Reviewed certain digital broadcast satellite industry trade information, including information and industry trends provided by the Satellite Industry Association, the Satellite Broadcasting and Communications Association, AntennaWeb, and various other industry trade publications deemed appropriate;

  k.
  Reviewed Capitalization Table of Target as of 2/1/2008;

  l.
  Reviewed Business Structure Chart and Organizational Chart of Target as of August, 2007.

  m.
  Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering the Opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Target, nor have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances from senior management of both the Company and Target that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information.

        Further, our Opinion is necessarily based upon information made available to us, as well as the economic, monetary, market, financial, and other conditions as they exist as of the date of this letter. We disclaim any obligation to advise the Board or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion.

        Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Merger. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of the Merger Consideration to the shareholders of the Company. Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in its entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

        Our Opinion does not constitute a recommendation to proceed with the Merger. This Opinion relates solely to the question of the fairness of the Merger Consideration to the shareholders of GMAC, from a financial point of view. We are expressing no opinion as to the income tax consequences of the Merger to the shareholders of GMAC.

        Houlihan, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, underwritings, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has no prior investment banking relationships with GMAC or Target. Houlihan has received a non-contingent fee from GMAC relating to its services in providing the Opinion. In an engagement letter dated April 9, 2008, GMAC has agreed to indemnify Houlihan with respect to Houlihan's services relating to the Opinion.

        Based on and subject to the foregoing, it is our opinion that, as of the date hereof, (i) the Merger Consideration to be paid by GMAC to Target is fair from a financial point of view to the shareholders of the Company, and (ii) the fair market value of Target is at least equal to 80% of the net assets of GMAC at the time of the Merger.

Very truly yours,

Houlihan Smith & Company, Inc.

[Back Cover of Prospectus]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

        Our fourth amended and restated certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

        Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

        "Section 145. Indemnification of officers, directors, employees and agents; insurance.

        (a)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

        (b)   A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        (c)   To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        (d)   Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

        (e)   Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

        (f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

        (g)   A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

        (h)   For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or combined corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

        (i)    For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

        (j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        (k)   The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        Subsection A of Article Eighth of our certificate of incorporation provides:

        "The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto."

Item 21.    Exhibits and Financial Statement Schedules.

        (a)   The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated April 24, 2008 by and among Granahan McCourt Acquisition Corporation, Satellite Merger Corp., Pro Brand International, Inc. and certain equity holders of Pro Brand International, Inc. (Attached as Annex A to the proxy statement/prospectus which forms a part of this registration statement and incorporated herein by reference.)(2)
2.2
Amendment No. 1 to Agreement and Plan of Merger dated September 3, 2008 (included in Annex A to the proxy statement/prospectus which forms a part of this registration statement and incorporated herein by reference.)(3)
3.1	Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant(1)
3.2	By-laws of the Registrant(1)
4.1	Specimen Unit Certificate(1)
4.2	Specimen Common Stock Certificate(1)
4.3	Specimen Warrant Certificate(1)
4.4	Form of Warrant Agent Agreement between Continental Stock Transfer & Trust Company and the Registrant(1)
5.1	Opinion of Debevoise & Plimpton LLP**
9.1
Voting Agreement entered into between the Registrant and each of Philip M. Shou, Gen-Chu Shou, Shou Family CRT, Mu-Leang Huan, Hou-Chuan Lee, Lin-Ho Lee, Ming-Hwa Shou, Mu-Ming Huang, Ivy M. Shou, Ming-Chu Lee, Chen-Tyng Chang, James P. Crownover(2)
10.1	Subscription Agreement, dated July 20, 2006 between the Registrant and David C. McCourt(1)
10.2	Subscription Agreement, dated July 20, 2006 between the Registrant and Barry S. Sternlicht(1)
10.3	Subscription Agreement, dated July 20, 2006 between the Registrant and George J. Tenet(1)
10.4	Subscription Agreement, dated July 20, 2006 between the Registrant and Roger L. Werner, Jr.(1)

10.5	Subscription Agreement, dated July 20, 2006 between the Registrant and Paul N. D'Addario(1)
10.6	Subscription Agreement, dated July 20, 2006 between the Registrant and Barak Bar-Cohen(1)
10.7	Subscription Agreement, dated July 20, 2006 between the Registrant and Ellyn M. Ito(1)
10.8	Form of Investment Management Trust Agreement between the Registrant and Continental Stock Transfer & Trust Company(1)
10.9	Administrative Services Letter Agreement, dated July 24, 2006 between the Registrant and Granahan McCourt Capital, LLC(1)
10.10	Demand Note, dated March 14, 2008, in the principal amount of $250,000 issued by the Registrant to David C. McCourt**
10.11	Demand Note dated May 5, 2008, in the principal amount of $500,000 issued by the Registrant to David C. McCourt**
10.12	Demand Note dated June 10, 2008, in the principal amount of $600,000 issued by the Registrant to David C. McCourt**
10.13	Form of Registration Rights Agreement between the Registrant and the existing stockholders(1)
10.14	Second Amended and Restated Placement Warrant Purchase Agreement between the Registrant and David C. McCourt(1)
10.15	Form of Letter Agreement between each Insider, the Registrant and Deutsche Bank Securities Inc.(1)
10.16	Stock Purchase Agreement, dated March 25, 2008 between David C. McCourt and Patrick Tangney**
10.17	Stock Purchase Agreement, dated April 24, 2008 between David C. McCourt and Gopi Sundaram**
10.18	Employment Agreement, dated April 24, 2008 between the Registrant, Pro Brand International, Inc. and Philip Shou**
10.19	Employment Agreement, dated April 24, 2008 between the Registrant, Pro Brand International, Inc. and Gen Chu Shou**
10.20	Employment Agreement, dated April 24, 2008 between the Registrant, Pro Brand International, Inc. and James Crownover**
10.21	Amendment on the Terms and Conditions Governing Purchases, dated June 10, 2007 between Prime Electronic & Satellitics, Inc. and Pro Brand International, Inc.**
10.22	Form of Restriction Agreement, to be entered into between the Registrant and certain members of GMAC management*
10.23	Demand Note dated September 3, 2008, in the principal amount of $900,000 issued by the Registrant to David C. McCourt(3)
23.1	Consent of Pressman Ciocca Smith LLP*
23.2	Consent of Debevoise & Plimpton LLP (included as part of Exhibit 5.1)
23.3	Consent of Houlihan Smith & Company, Inc.*
24.1	Power of Attorney (contained in previous signature page)
99.1	Rule 438 Consent of Philip M. Shou**
99.2	Rule 438 Consent of James P. Crownover**
99.3	Form of Proxy Card of GMAC*

*
Filed herewith.

**
Previously filed.

  (1)
  Incorporated by reference from the Registration Statement on Form S-1 (File No. 333-136048)

  (2)
  Incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2008.

  (3)
  Incorporated by reference from the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2008.

  (b)
  Financial Statements

        See "Index of Financial Statements" in the prospectus included in this registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:
	(1)	To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:
		(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
	(3)	To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
The undersigned registrant hereby undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
		(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
		(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

		(iii)
		The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
		(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)	(1)
		The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
	(2)
		The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)
	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(d)	(1)
		The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
	(2)
		The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 5 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hopewell, State of New Jersey, on the 30th day of September, 2008.

GRANAHAN MCCOURT ACQUISITION CORPORATION
By:	/s/ DAVID MCCOURT David McCourt President, Chief Executive Officer and Chairman (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act, this Amendment No. 5 to Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ DAVID C. MCCOURT David C. McCourt	President, Chief Executive Officer and Chairman	September 30, 2008
/s/ PATRICK TANGNEY Patrick Tangney	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2008
* Barry S. Sternlicht	Director	September 30, 2008
* George S. Tenet	Director	September 30, 2008
* Roger L. Werner, Jr.	Director	September 30, 2008
* Paul N. D'Addario	Director	September 30, 2008
*By:	/s/ DAVID C. MCCOURT David C. McCourt Attorney-in-Fact

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GRANAHAN MCCOURT ACQUISITION CORPORATION 179 Stony Brook Road Hopewell, New Jersey 08525 NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON OCTOBER 21, 2008
TABLE OF CONTENTS
ANNEXES
QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of June 30, 2008 (Dollars in Thousands)
Summary Unaudited Pro Forma Condensed Combined Statement of Income Data Six Months Ended June 30, 2008 (Dollars in Thousands, except share and per share amounts)
Summary Unaudited Pro Forma Condensed Combined Statement of Income Data Year Ended December 31, 2007 (Dollars in Thousands, except share and per share amounts)
PRO FORMA COMPARATIVE PER SHARE INFORMATION
RISK FACTORS
FORWARD-LOOKING STATEMENTS
MARKET AND INDUSTRY DATA AND FORECASTS
THE SPECIAL MEETING
THE MERGER PROPOSAL
THE MERGER AGREEMENT
GENERAL DESCRIPTION OF THE AMENDMENT PROPOSALS
The Name Change Proposal
The Authorized Shares Proposal
The Blank Check and Reverse Stock Split Proposal
The Director Class Proposal
THE 2008 PLAN PROPOSAL
THE DIRECTOR ELECTION PROPOSAL
THE ADJOURNMENT PROPOSAL
INFORMATION ABOUT PBI
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PBI
INFORMATION ABOUT GMAC
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR GMAC
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Balance Sheet As of June 30, 2008 (Dollars in Thousands)
Unaudited Pro Forma Condensed Combined Statement of Income Six Months Ended June 30, 2008 (Dollars in Thousands, except share and per share amounts)
Unaudited Pro Forma Condensed Combined Statement of Income Year Ended December 31, 2007 (Dollars in Thousands, except share and per share amounts)
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION (Dollars in Thousands)
DIRECTORS AND MANAGEMENT OF GMAC FOLLOWING THE MERGER
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF GMAC
COMPENSATION DISCUSSION AND ANALYSIS OF PBI
2007 Summary Compensation Table
Payments to PBI Executive Officers upon Consummation of Merger
COMPENSATION DISCUSSION AND ANALYSIS OF GMAC
COMPENSATION DISCUSSION AND ANALYSIS OF GMAC FOLLOWING THE MERGER
BENEFICIAL OWNERSHIP OF SECURITIES
PRICE RANGE OF SECURITIES AND DIVIDENDS
DESCRIPTION OF GMAC'S SECURITIES FOLLOWING THE MERGER
COMPARISON OF RIGHTS OF GMAC AND PBI STOCKHOLDERS
STOCKHOLDER PROPOSALS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Granahan McCourt Acquisition Corporation (A Development Stage Company) Index of Financial Statements
Pro Brand International, Inc. and Subsidiary Index of Financial Statements
Granahan McCourt Acquisition Corporation (A Development Stage Company) Balance Sheets
Granahan McCourt Acquisition Corporation (A Development Stage Company) Statements of Operations (unaudited)
Granahan McCourt Acquisition Corporation (A Development Stage Company) Statements of Stockholders' Equity
Granahan McCourt Acquisition Corporation (A Development Stage Company) Statements of Cash Flows (unaudited)
Granahan McCourt Acquisition Corporation (A Development Stage Company) Notes to Financial Statements (unaudited)
Management's Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
Granahan McCourt Acquisition Corporation (A Development Stage Company) Balance Sheets
Granahan McCourt Acquisition Corporation (A Development Stage Company) Statements of Operations
Granahan McCourt Acquisition Corporation (A Development Stage Company) Statements of Stockholders' Equity
Granahan McCourt Acquisition Corporation (A Development Stage Company) Statements of Cash Flows
Granahan McCourt Acquisition Corporation (A Development Stage Company) Notes to Financial Statements
Report of Independent Registered Accounting Firm
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS JUNE 30, 2008 AND DECEMBER 31, 2007
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME SIX MONTHS ENDED JUNE 30, 2008 AND 2007
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY SIX MONTHS ENDED JUNE 30, 2008 AND YEAR ENDED DECEMBER 31, 2007
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS SIX MONTHS ENDED JUNE 30, 2008 AND 2007
Pro Brand International, Inc. and Subsidiary Notes to Consolidated Financial Statements Six Months Ended June 30, 2008 and 2007
Report of Independent Registered Accounting Firm
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2007 AND 2006
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
PRO BRAND INTERNATIONAL, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005
Pro Brand International, Inc. and Subsidiary Notes to Consolidated Financial Statements Years Ended December 31, 2007, 2006 and 2005
  ANNEX A
AGREEMENT AND PLAN OF MERGER between GRANAHAN MCCOURT ACQUISITION CORPORATION, SATELLITE MERGER CORP., PRO BRAND INTERNATIONAL, INC. and THE EQUITY HOLDERS OF PRO BRAND INTERNATIONAL, INC. Dated as of April 24, 2008
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
RECITALS
ARTICLE 1 The Merger
ARTICLE 2 Representations and Warranties of the Company
ARTICLE 3 Representations and Warranties Regarding the Sellers
ARTICLE 4 Representations and Warranties of Parent
ARTICLE 5 Certain Covenants of the Parties
ARTICLE 6 Tax Matters
ARTICLE 7 Conditions Precedent
ARTICLE 8 Termination
ARTICLE 9 Indemnification
ARTICLE 10 Definitions
ARTICLE 11 Miscellaneous
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER
ANNEX B
ANNEX C PRO BRAND INTERNATIONAL GROUP 2008 OMNIBUS INCENTIVE PLAN
PRO BRAND INTERNAIONAL GROUP 2008 OMNIBUS INCENTIVE PLAN
ARTICLE I PURPOSES
ARTICLE II DEFINITIONS
ARTICLE III POWERS OF THE COMMITTEE
ARTICLE IV STOCK SUBJECT TO PLAN
ARTICLE V STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
ARTICLE VI PERFORMANCE STOCK, PERFORMANCE STOCK UNITS PERFORMANCE UNITS AND CASH-BASED AWARDS
ARTICLE VII RESTRICTED STOCK AND RESTRICTED STOCK UNITS
ARTICLE VIII DEFERRED STOCK
ARTICLE IX CHANGE IN CONTROL
ARTICLE X FORFEITURE OF AWARDS AND FINANCIAL GAIN
ARTICLE XI STOCKHOLDER RIGHTS
ARTICLE XII EFFECTIVE DATE, AMENDMENT, MODIFICATION, AND TERMINATION OF PLAN
ARTICLE XIII MISCELLANEOUS PROVISIONS
ANNEX D
BRING-DOWN LETTER OF HOULIHAN SMITH & COMPANY, INC. DATED SEPTEMBER 5, 2008
FAIRNESS OPINION OF HOULIHAN SMITH & COMPANY, INC. DATED APRIL 23, 2008
[Back Cover of Prospectus]
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 21. Exhibits and Financial Statement Schedules.
SIGNATURES